As confidentially submitted to the U.S. Securities and Exchange Commission on May 10, 2022.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION STATEMENT Under The Securities Act of 1933
of securities of certain real estate companies

Belpointe PREP, LLC

(Exact name of registrant as specified in governing instruments)

255 Glenville Road

Greenwich, Connecticut 06831

(203) 883-1944

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Brandon E. Lacoff

Chief Executive Officer

Belpointe PREP, LLC

255 Glenville Road

Greenwich, Connecticut 06831

(203) 883-1944

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Vanessa J. Schoenthaler

Saul Ewing Arnstein & Lehr LLP

1270 Avenue of the Americas, Suite 2005

New York, New York 10020

(212) 980-7208

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Calculation of Registration Fee

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Class A units representing limited liability company interests	$1,000,000,000	$92,700

(1)	Calculated in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion

Preliminary Prospectus Dated May 10, 2022

Belpointe PREP, LLC
Up to $1,000,000,000 of Class A units

Belpointe PREP, LLC is a Delaware limited liability company and the first and only qualified opportunity fund listed on a national securities exchange. We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within “qualified opportunity zones.” At least 90% of our assets consist of qualified opportunity zone property. We qualified as a “qualified opportunity fund” beginning with our taxable year ended December 31, 2020. Because we are a qualified opportunity fund certain of our investors are eligible for favorable capital gains tax treatment on their investments. Our initial investments consist of and are expected to continue to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, office, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate assets located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. As of the date of this prospectus, we have made 15 investments. We are not a mutual fund and do not intend to register as an investment company under the Investment Company Act of 1940, as amended.

We are offering up to $1,000,000,000 of our Class A units (the “Class A units”) on a continuous “best efforts” basis at a price per Class A unit of within 5% of our current net asset value (“NAV”). We may offer our Class A units (i) directly to investors, (ii) through Emerson Equity LLC (“Emerson”), a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”), (iii) through one or more additional dealer managers (together with Emerson, each a “Dealer Manager” and, collectively, the “Dealer Managers”), (iv) through certain wholesale broker-dealers, and (v) through certain investment advisors or financial planners who are registered with the SEC or state securities administrators, collectively referred to as “offering participants.” Our Dealer Managers will enter into participating dealer agreements and wholesale agreements with other broker-dealers that are members of FINRA, referred to as “selling group members,” to authorize those broker-dealers to sell our Class A units. We will pay our Dealer Managers a selling commission ranging from 0.25% to 4.75% of the principal amount of Class A units sold. The Dealer Managers will share the selling commissions with selling group members pursuant to the terms of each participating dealer agreement and wholesale agreement. We may also enter into wholesale agreements directly with wholesale broker-dealers that are members of FINRA to assist us with the offer and sale of Class A units through certain registered investment advisors and investment advisor platforms. We will pay wholesaler broker-dealers that we enter into wholesale agreements with a selling commission of up to 0.75% of the principal amount of Class A units sold. In addition, we may enter into client introduction agreements directly with certain registered investment advisors and financial planners to assist us with introductions to certain to prospective investors. We will not pay registered investment advisors or financial planners that we enter into client introduction agreements with a selling commission, we may, however, pay one-time due diligence fees for bona fide due diligence expenses incurred in conjunction with reviewing the offering. There is no minimum offering amount of Class A units that we, our Dealer Managers or any other offering participants must sell in this offering prior to conducing an initial closing and we plan to undertake closings on a rolling basis. Upon closings we will immediately use the net offering proceeds for the purposes described in this prospectus. See “Plan of Distribution” and “Estimated Use of Proceeds.”

Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, we plan to calculate our NAV on a quarterly basis within approximately 60 days of the last day of each quarter (the “Determination Date”). If our NAV increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price effective as of the first business day following its public announcement. The adjusted offering price will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date. Our board of directors, taking into consideration factors such as the investments we hold and the timing of our ability to generate cash flows, may determine that it is appropriate for us to begin calculating NAV on a quarterly basis prior to the first quarter following the December 31, 2022 year end. We will file a prospectus supplement with the SEC if we determine to calculate NAV prior to the first quarter following the December 31, 2022 year end and prospectus supplements disclosing our calculation of NAV per Class A unit for each quarter thereafter.

Our Class A units are listed on the NYSE American under the symbol “OZ.” On [●] [●], 2022 the closing sale price of the Class A units on NYSE American was $[●] per Class A unit.

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We are an “emerging growth company” under the federal securities laws and will be subject to reduced reporting requirements. Investing in our Class A units involves a high degree of risk. You should purchase our Class A units only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 26. These risks include, among others:

●	We have a limited operating history, and the prior performance of our Sponsor or other real estate investment opportunities sponsored by our Sponsor may not predict our future results.

●	This is a “best efforts” offering. If we are unable to raise substantial funds in this offering, we may not be able to invest in a diverse portfolio of commercial real estate, real estate related and private equity assets and investments, and the value of your Class A units may fluctuate more widely with the performance of specific assets.

●	You will receive a Schedule K-1 to IRS Form 1065, which could increase the complexity of your tax circumstances.

●	If we fail to qualify as a partnership for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity level U.S. federal income tax and, as a result, our cash available for distributions and the value of our Class A units could materially decrease.

●	If the IRS contests the U.S. federal income tax positions we take, the value our Class A units may be adversely impacted, and the cost of any IRS contest will reduce cash available for distribution to holders of our Class A units.

●	The “qualified opportunity zone” provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), providing the favorable capital gains treatment to certain of our investors were enacted as part of the Tax Cuts and Jobs Act at the end of 2017 and are untested.

●	There can be no assurance that we will continue to meet the requirements for classification as a qualified opportunity fund.

●	We depend on our Manager to select our investments and conduct our operations. We will pay fees and expenses to our Manager and its affiliates that were not determined on an arm’s length basis, and therefore we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.

●	Our Manager’s executive officers and key investment and asset management professionals are also officers, directors, managers and key professionals of our Sponsor and its affiliates. As a result, they will face conflicts of interest, including time constraints, allocation of investment opportunities and significant conflicts created by our Manager’s compensation arrangements with us and other affiliates of our Sponsor.

●	Our Manager holds our Class M unit, which has greater voting rights than our Class A units and Class B units on certain matters. Accordingly, our Manager will be able to determine the outcome of all matters on which a holder of our Class M unit has a vote.

●	Our Sponsor currently sponsors and may in the future sponsor other companies that compete with us.

●	We do not have an exclusive management arrangement with our Manager.

●	We may change our investment strategy and guidelines without Member consent, which could result in investments that are different from those described in this prospectus.

●	No later than the first quarter following the December 31, 2022 year end, and every quarter thereafter, we plan to calculate our NAV within approximately 60 days of the last day of each quarter, using valuation methodologies that involve significant judgments, assumptions and opinions in the application of both observable and unobservable attributes that may or may not prove to be correct. As a result, our NAV may not accurately reflect the actual prices at which our assets and investments, including related liabilities, could be liquidated on any given day.

●	Real estate investments are subject to general industry downturns as well as downturns in specific geographic regions. We cannot predict occupancy levels for a particular property or whether any tenant or mortgage or other real estate related loan borrower will remain solvent. We also cannot predict the future value of our investments. Accordingly, we cannot guarantee that you will receive cash distributions from or appreciation of your investment in our Class A units.

●	While our goal is to pay distributions from cash flow from operations, we may use other sources to fund distributions, including, without limitation, the sale of assets, borrowings, offering proceeds, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager or the issuance of additional securities. We will only fund distributions by a return of capital following the sale of assets, unless otherwise determined by our Manager in its discretion. We have not established a limit on the amount of offering proceeds we may use to fund distributions.

●	If we pay distributions from sources other than cash flow from operations, we may have less funds available for investments and your overall return may be reduced. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Class A units.

●	We employ leverage in order to provide more funds available for investment, while leverage presents opportunities for increasing our total returns, it may increase losses as well.

Neither the Securities and Exchange Commission nor any other state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to the Public (1)		Selling Commissions (2)	Proceeds to Us (before expenses) (3)
Maximum Offering	$	Variable	$47,500,000	$952,500,000

(1)	The initial price per Class A unit to the public of within 5% of our current net asset value (“NAV”) was arbitrarily determined by our Manager. Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, our price per Class A unit will be adjusted, within approximately 60 days of the last day of each quarter (the “Determination Date”) and will be based on our NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date. Our board of directors, taking into consideration factors such as the investments we hold and the timing of our ability to generate cash flows, may determine that it is appropriate for us to begin calculating NAV on a quarterly basis prior to the first quarter following the December 31, 2022 year end.
(2)	Assumes an average sales commission of 4.75% of the gross proceeds from the sale of Class A units. Actual commissions may vary. Investors will pay upfront selling commissions of up to 4.75% of the transaction price and upfront Dealer Manager fees of 0.25% of the transaction price; however, such amounts may vary pursuant to agreements with certain wholesalers and selling group members provided that the sum of upfront selling commissions and Dealer Manager fees shall not exceed 4.75% of the transaction price of each Class A unit sold. We will also pay or reimburse certain expenses. See “Plan of Distribution.”
(3)	We will reimburse our Manager and its affiliates, including our Sponsor, for offering expenses, which are initially expected to be approximately $5,000,000. See “Management Compensation” for a description of additional fees and expenses that we will pay our Manager.

The date of this prospectus is May 10, 2022

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About This Prospectus

Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”), using a continuous offering process. Periodically, as we make material investments, update our quarterly net asset value (“NAV”) amount, or other material developments occur, we will provide a prospectus supplement that may add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information contained in our annual reports, quarterly reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Where You Can Find More Information” below for further details.

The prospectus and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov. Our website at www.belpointeoz.com will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this prospectus. From time to time, we may use our website as a distribution channel for material company information.

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Questions and Answers About This Offering

Q:	What is Belpointe PREP, LLC?

A:	We are a Delaware limited liability company formed on January 24, 2020. We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets consist of qualified opportunity zone property. We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2020. Because we are a qualified opportunity fund certain of our investors are eligible for favorable capital gains tax treatment on their investments. We are externally managed by our manager, Belpointe PREP Manager, LLC, a Delaware limited liability company (our “Manager”). Our Manager is an affiliate of Belpointe, LLC, our sponsor (our “Sponsor”).

Q:	Who is Belpointe, LLC?

A:	Belpointe, LLC, is our Sponsor and an affiliate of our Manager. Belpointe, LLC, a leading investment firm based in Greenwich, Connecticut, operates a family office making private investments and oversees its businesses, such as wealth management, legal and real estate services. Belpointe, LLC’s senior executives have substantial experience in the acquisition, development and ownership of real estate and, as of December 31, 2021, its affiliates have facilitated or originated 13 real estate assets with aggregate purchase prices and construction costs of approximately $400 million. Belpointe’s financial management division also currently manages over $3 billion in public securities. For additional details regarding Belpointe, LLC’s acquisition, development and ownership of real estate see “Prior Performance Summary.”

Q:	What types of assets will you acquire?

A:	Our initial investments consist of and are expected to continue to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, office, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. As of the date of this prospectus, we have made 15 investments. All of our assets are and will continue to be held by, and all of our operations are and will continue to be conducted through, one or more operating companies (each an “Operating Company” and together the “Operating Companies”), either directly or indirectly through subsidiaries. As of the date of this prospectus we have two Operating Companies, Belpointe PREP OC, LLC and Belpointe PREP TN OC, LLC.

Q:	Why should I invest in Belpointe PREP, LLC?

A:	We believe that our innovative investment platform has the ability to disrupt the real estate investment industry through the unique combination of potential economic benefits that it offers holders of our Class A units, including: (i) multiple potential capital gains tax benefits; (ii) potential qualified business income tax benefits; (iii) significantly reduced fees payable to our Manager; (iv) no capital calls; (v) no investor servicing fees; (vi) significantly lower carried interest payable to our Manager; (vii) potential for liquidity events; and (viii) low minimum investment requirements, all of which should result in greater investment returns to holders of our Class A units than those generated by traditional private real estate funds, real estate investment trusts (“REITs”), Delaware statutory trusts (“DSTs”) and other traditional real estate investment platforms.

We use multiple investment platform structures to deploy capital, which we anticipate will give us access to higher quality investment opportunities and better execution of our investment strategies than less diverse investment models. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements.” We also greatly benefit from the resources provided by our Sponsor, its vertically integrated real estate platform and the experience of its principals.

Set forth below are some of the key benefits that we believe distinguish us from more traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms:

●	Capital Gains Tax Deferral – An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into our Class A units within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). Deferred Capital Gains are recognized on the earlier of December 31, 2026 or the date on which an inclusion event occurs, such as the date on which the investor sells its Class A units.

●	Capital Gains Tax Exemption – An eligible investor may elect to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange if the investor holds our Class A units for a period of ten years or more, up to December 31, 2047. Thus, for U.S. federal income tax purposes, an eligible investor will not recognize capital gains as a result of an appreciation in our Class A units.

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●	No Depreciation Recapture – An eligible investor who elects to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange, if the investor has held our Class A units for a period of ten years or more, up to December 31, 2047, will not recognize depreciation recapture (excluding inventory gains) as a result of an appreciation in our Class A units.

●	20% Qualified Business Income Deduction – Individual investors and some trust and estate investors are entitled to a deduction of up to 20% of their allocable share of our “qualified business income” for taxable years ending on or before December 31, 2025, subject to certain limitations. See “U.S. Federal Income Tax Considerations.”

●	Significantly Reduced Management Fees – Our Manager is paid annual management fees of only 0.75% of our net asset value (“NAV”), which is significantly less than the management fees of 1.5%-2.1% typically charged by other traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms.

●	No Capital Calls – Investors will not be required to make capital contributions beyond the purchase price of their Class A units, unlike traditional private real estate funds and other real estate investment platforms.

●	No Investor Servicing Fees – We will not charge investor servicing fees, typically charged for other real estate investments offered through broker dealer platforms, which can add up to as much as 0.6% of invested capital on annual basis.

●	Significantly Lower Carried Interest – Our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from our Operating Companies or any subsidiary. This ownership interest will result in a “carried interest” to our Manager that is significantly lower than the carried interest of 15%-25% typically earned by external managers of traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms.

●	Ability to Use Equity as Transaction Consideration – We intend to make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses using our equity as transaction consideration, thereby preserving cash for other investing activities.

●	Greater Diversification – We hold a larger and more diversified portfolio of real estate and real estate-related assets than most other qualified opportunity zone real estate investment platforms. Greater diversification offers investors in our Class A units the potential to achieve greater returns at a lower risk.

●	Public Company Transparency – We are a reporting company subject to the periodic and current reporting requirements of the federal securities laws, requiring us to file, among other things, annual and quarterly reports (including financial statements, financial statement schedules and exhibits) and current reports disclosing material events. As a result, unlike private real estate investment platforms, investors in our Class A units will have access to regular updates regarding our performance.

●	Public Market Liquidity – Our Class A units are listed on the NYSE American (“NYSE”) under the symbol “OZ.” As a result, we are the first and only qualified opportunity fund listed on a national securities exchange. Having our Class A units listed for trading on NYSE provides holders of our Class A units with liquidity in respect of their investment and greater control over the timing of purchases and sales of their Class A units.

●	Minimal Investment Requirements – We have set a minimum investment threshold of 100 Class A units, which we expect will allow for a broader base of investors to participate in our offering than would otherwise be able to participate in more traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms.

●	Real Estate Development Expertise – Our Manager employs a highly qualified team with extensive real estate development and construction management experience, thereby providing us with knowledge, relationships and internal development expertise that we believe far exceeds what many other real estate investment platforms can offer their investors.

●	Multiple Investment Platforms – In order to maximize our development opportunities, we anticipate entering into joint ventures in a variety of forms, including: (i) franchise platforms with affiliated development companies in specific regional markets; (ii) programmatic platforms with established regional developers with which we will have an exclusive relationship to engage in multiple regional investments; and (iii) traditional local joint venture partnerships for one-off developments.

Q:	What is a “qualified opportunity zone”?

A:	The opportunity zone program is a new community development program established by Congress in the Tax Cuts and Jobs Act of 2017 to encourage new long-term investments in low-income urban and rural communities nationwide. The opportunity zone program provides a tax incentive for investors to re-invest their eligible capital gains into qualified opportunity funds dedicated to investing in “qualified opportunity zones.” Qualified opportunity zones are census tracts identified and nominated by the chief executives of every state and territory of the United States (e.g., governors) and designated by the Secretary of the Treasury.

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To be designated as a qualified opportunity zone, the nominated census tract must have either been: (i) a qualified low-income community; or (ii) a census tract that was contiguous with a nominated qualified low-income community if the median family income of the tract does not exceed 125% of that contiguous, nominated qualified low-income community.

Qualified low-income communities included census tracts that have at least one of the following criteria: (i) a poverty rate of at least 20%; (ii) a median family income below 80% of the greater of the statewide or metropolitan area median family income if located in a metropolitan area; or (iii) a median family income below 80% of the median statewide family income if located outside a metropolitan area. In addition, designated targeted populations may be treated as low-income communities.

As of December 31, 2021, there were more than 8,700 qualified opportunity zones throughout the United States and its territories.

Q:	What is a “qualified opportunity fund”?

A:	A “qualified opportunity fund” is generally defined as an investment vehicle that is taxed as a corporation or partnership for U.S. federal income tax purposes and organized to invest in, and at least 90% of its assets consist of, qualified opportunity zone property (the “90% Asset Test”).

A qualified opportunity fund must determine whether it meets the 90% Asset Test on each of (i) the last day of the first six-month period of its taxable year, and (ii) the last day of its taxable year (each a “Test Date”). A qualified opportunity fund may apply the 90% Asset Test without taking into account investments received in the 6-month period preceding the Test Date provided those investments (i) are received (a) solely in exchange for stock by a qualified opportunity fund that is a corporation, or (b) as a contribution by a qualified opportunity fund that is a partnership, and (ii) held continuously from the fifth business day after the exchange or contribution, as applicable, through the Test Date in cash, cash equivalents or debt instruments with a term of 18 months or less.

Subject to a one-time six-month cure period, for each month following a Test Date in which a qualified opportunity fund fails to meet the 90% Asset Test it will incur a penalty equal to (a) the excess of 90% of the fund’s aggregate assets over the aggregate amount of qualified opportunity zone property held by the fund, multiplied by (b) the short-term federal interest rate plus 3%. However, notwithstanding a qualified opportunity fund’s failure to meet the 90% Asset Test, no penalty will be imposed if the fund demonstrates that its failure is due to reasonable cause.

We initially qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2020.

Q:	What tax advantages arise from investing in a qualified opportunity fund?

A:	An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into a qualified opportunity fund within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). The 180-day period generally begins on the day on which the gains would be recognized for U.S. federal income tax purposes had they not been reinvested into a qualified opportunity fund. Deferred Capital Gains are recognized on the earlier of December 31, 2026, or the date on which an inclusion event occurs, such as the date on which the investor sells its qualified opportunity fund investment.

An investor may also elect to receive an increase in basis with respect to its qualified opportunity fund investment interest equal to the fair market value of the investment interest on the date of its sale or exchange if the investor holds the qualified opportunity fund investment for a period of ten years or more, up to December 31, 2047. Thus, an investor will not recognize capital gains for U.S. federal income tax purposes as a result of an appreciation in its qualified opportunity fund investment interest.

It is important for an investor seeking to avail itself of the Deferred Capital Gains benefits described in this prospectus to be aware that subsequent changes in the tax laws or the adoption of new regulations, as well as early dispositions of our Class A units, could cause you to lose any anticipated tax benefits. As a result, you are urged to consult with your own tax advisors regarding: (i) procedures you will need to follow to defer capital gains through investing in a qualified opportunity fund; (ii) tax consequences of purchasing, owning or disposing of our Class A units, including the federal, state and local tax consequences of investing capital gains in our Class A units; (iii) tax consequences associated with our election to qualify as a partnership for U.S. federal income tax purposes and our election to qualify as a qualified opportunity fund; and (iv) tax consequences associated with potential changes in the interpretation of existing tax laws or the adoption of new laws or regulations.

Q:	Which gains are eligible for deferral?

A:	Any gains treated as capital gains (short-term or long-term) for U.S. federal income tax purposes that result from the sale or exchange of capital assets are eligible for deferral by reinvestment in a qualified opportunity fund within a period of 180 days of the sale or exchange. Accordingly, any gain that a taxpayer is required to include in its computation of capital gain, including capital gain from an actual or deemed sale or exchange, is eligible to be deferred. It is important to note, however, that any cash, other than cash derived from capital gains, that is invested into a qualified opportunity fund, either independently or in conjunction with cash derived from capital gains, will not be eligible for the qualified opportunity fund tax benefits described herein.

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Q:	Who can defer?

A:	All individuals and entities that recognize capital gains for U.S. federal income tax purposes are eligible to elect to defer. This includes natural persons as well as entities such as corporations, regulated investment companies, REITs, partnerships and other pass-through entities (including, certain common trust funds, qualified settlement funds, and disputed ownership funds).

Q:	How do taxpayers make deferral elections?

A:	Taxpayers will make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which the capital gain would have been recognized had it not been deferred. In addition, Form 8997 (Initial and Annual Statement of Qualified Opportunity Fund (QOF) Investments) requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

Q:	Are there other tax considerations related to qualified opportunity funds?

A:	On December 19, 2019, the U.S. Department of the Treasury and the U.S. Internal Revenue Service (the “IRS”) issued final regulations and, on April 6, 2020, January 13, 2021 and August 5, 2021, correcting amendments, additional relief and further correcting amendments, respectively (collectively the “Opportunity Zone Regulations”), to provide guidance with respect to qualified opportunity zones program requirements.

Q:	Who will choose which investments you make?

A:	Pursuant to our Amended and Restated Limited Liability Company Operating Agreement (our “operating agreement”), our board of directors (our “Board”), subject to certain exceptions, has delegated its obligations to Belpointe PREP Manager, LLC, our Manager, which will make all of our investment decisions, subject to the oversight of our Board.

Q:	What competitive advantages do you achieve through your relationship with the Sponsor?

A:	The investment and operating platforms of Belpointe, LLC, our Sponsor and an affiliate of our Manager, Belpointe PREP Manager, LLC, are well established, allowing us to realize economies of scale and other benefits including, without limitation, the following:

●	A Highly Experienced Management Team – Our Sponsor employs a highly experienced management team. Our Sponsor’s senior executives have substantial experience in the acquisition, development and ownership of real estate investments. These senior executives will provide stability in the management of our business and allow us to benefit from the industry knowledge and contacts that they have gained through numerous real estate investment cycles.

●	Significant Real Estate Investment Experience – As of December 31, 2020, affiliates of our Sponsor and its affiliates have facilitated or originated 13 real estate assets in three prior real estate programs, with aggregate purchase prices and construction costs of approximately $400 million. See “Prior Performance Summary.”

●	Extensive Market Knowledge and Industry Relationships – Our Sponsor, through its active and broad participation in real estate investment markets, benefits from market information that enables it to identify attractive commercial real estate investment opportunities and to make informed decisions with regard to the relative valuation of financial assets and capital allocation. We believe that our Sponsor’s extensive industry relationships with a wide variety of commercial real estate owners and operators, brokers and other intermediaries and third party commercial real estate debt originators will provide us with a competitive advantage in sourcing attractive investment opportunities to meet our investment objectives.

Q:	Why should I invest in commercial real estate and real estate-related assets?

A:	Our goal is to provide a professionally managed portfolio consisting primarily of commercial real estate properties located throughout the United States and its territories to investors who have historically had very limited access to such investments. We also anticipate acquiring other real estate-related assets, including, but not limited to, commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. Allocating some portion of your portfolio to a direct investment in the types of assets and investments that we acquire may provide you with:

●	a reasonably predictable and stable level of current income from the investment;

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●	diversification of your portfolio, by investing in an asset class that historically has low correlation with the stock market generally; and

●	the opportunity for capital appreciation.

Q:	What kind of offering is this?

A:	We are offering up to $1,000,000,000 of our Class A units on a continuous “best efforts” basis at a price per Class A unit of within 5% of our current net asset value (“NAV”). We may offer our Class A units (i) directly to investors, (ii) through Emerson Equity LLC (“Emerson”), a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”), (iii) through one or more additional dealer managers (together with Emerson, each a “Dealer Manager” and, collectively, the “Dealer Managers”), (iv) through certain wholesale broker-dealers, and (v) through certain investment advisors or financial planners who are registered with the SEC or state securities administrators, collectively referred to as “offering participants.” Our Dealer Managers will enter into participating dealer agreements and wholesale agreements with other broker-dealers that are members of FINRA, referred to as “selling group members,” to authorize those broker-dealers to sell our Class A units. We will pay our Dealer Managers a selling commission ranging from 0.25% to 4.75% of the principal amount of Class A units sold. The Dealer Managers will share the selling commissions with selling group members pursuant to the terms of each participating dealer agreement and wholesale agreement. We may also enter into wholesale agreements directly with wholesale broker-dealers that are members of FINRA to assist us with the offer and sale of Class A units through certain registered investment advisors and investment advisor platforms. We will pay wholesaler broker-dealers that we enter into wholesale agreements with a selling commission of up to 0.75% of the principal amount of Class A units sold. In addition, we may enter into client introduction agreements directly with certain registered investment advisors and financial planners to assist us with introductions to certain to prospective investors. We will not pay registered investment advisors or financial planners that we enter into client introduction agreements with a selling commission, we may, however, pay one-time due diligence fees for bona fide due diligence expenses incurred in conjunction with reviewing the offering. There is no minimum amount of Class A units that we must sell in this offering prior to conducing an initial closing. We plan to undertake closings on a rolling basis. Upon closings we will immediately use the net offering proceeds for the purposes described in this prospectus. See “Plan of Distribution” and “Estimated Use of Proceeds.”

Q:	What is the purchase price for Class A units?

A:	We set our offering price at a price per Class A unit of within 5% of our current NAV. Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, we plan to calculate our NAV within approximately 60 days of the last day of each quarter (the “Determination Date”). If our NAV increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price effective as of the first business day following its public announcement. The adjusted offering price will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date. Our Board, taking into consideration factors such as the investments we hold and the timing of our ability to generate cash flows, may determine that it is appropriate for us to begin calculating NAV on a quarterly basis prior to the first quarter following the December 31, 2022 year end. We will file a prospectus supplement with the SEC if we determine to calculate NAV prior to the first quarter following the December 31, 2022 year end and prospectus supplements disclosing quarterly determinations of our NAV per Class A unit for each fiscal quarter thereafter. Any subscriptions that we receive during a fiscal quarter will be executed at a price equal to our NAV in effect for that fiscal quarter. If a material event occurs in between quarterly updates of NAV that would cause our NAV to change by 10% or more from the most recently disclosed NAV, we will disclose the updated price and the reason for the change in prospectus supplement as promptly as reasonably practicable. See “Net Asset Value Calculations and Valuation Policies” for additional details on our quarterly adjustments to our NAV per Class A unit.

Q:	When will the closing of the purchase of Class A units occur?

A:	In order to maintain our status as a qualified opportunity fund, we must hold, directly or indirectly through our Operating Companies or one or more entities that are qualified opportunity zone businesses, at least 90% of our assets in qualified opportunity zone property (the “90% Asset Test”). For purposes of the 90% Asset Test our property holdings are calculated by taking the average of the percentage of qualified opportunity zone property we hold on each of (i) the last day of the first six-month period of our taxable year, and (ii) the last day of our taxable year (each a “Test Date”). Cash and cash equivalents do not count as qualified opportunity zone property. The Opportunity Zone Regulations allow us to apply the 90% Asset Test without taking into account any investments we receive in the preceding 6-month period, provided such investments are received as a contribution and held continuously from the fifth business day after receipt through the Test Date in cash, cash equivalents or debt instruments with a term of 18 months or less. In addition, the Opportunity Zone Regulations provide for a one-time six-month cure period if any of our investments fail to meet the definition of qualified opportunity zone property as of a Test Date.

We plan to undertake closings on a rolling basis. Prospective investors will not have the right to withdraw or reconfirm their commitment prior to our accepting their subscription. A prospective investor will have no rights as a Member, including voting and distribution rights, until we accept their subscription agreement.

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Q:	How will the NAV and NAV per Class A unit be calculated?

A:	No later than the first quarter following the December 31, 2022 year end, and every quarter thereafter, we plan to calculate our net asset value (“NAV”) within approximately 60 days of the Determination Date. Any adjustment to our NAV will take effect as of the first business day following its public announcement. Our adjusted NAV per Class A unit will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date. We may also engage a third party to prepare or assist with preparing the NAV of our Class A units.

Where we determine that an independent appraisal is necessary, including, without limitation, where our Manager is unsure of its ability to accurately determine the estimated values of our assets and investments, or where third-party market values for comparable assets and investments are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising the types of assets and investments that we hold to act as our independent valuation expert. The independent valuation expert will not be responsible for, prepare or assist with preparing our NAV per Class A unit.

It is important to note that the determination of our NAV will not be based on, nor is it intended to comply with, fair value standards under generally accepted accounting principles in the United States of America (“U.S. GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. See “Net Asset Value Calculation and Valuation Policies” for additional details regarding the calculation of our NAV per Class A unit.

Q:	How exact will the calculation of the quarterly NAV be?

A:	Our goal is to provide a reasonable estimate of the market value of our Class A units within approximately 60 days of the last day of each quarter. Our assets and investments consist principally of commercial real estate properties located throughout the United States and its territories. We also anticipate acquiring real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. As with any asset valuation protocol, the conclusions reached by our Manager or any third-party firm that we engage to prepare or assist with preparing the NAV of our Class A units will involve significant judgments, assumptions and opinions in the application of both observable and unobservable attributes that may or may not prove to be correct. The use of different judgments or assumptions would likely result in different estimates of the value of our assets and investments and, consequently, our NAV. Moreover, although we will calculate and provide our NAV on a quarterly basis, our NAV may fluctuate daily, accordingly the NAV in effect for any given fiscal quarter may not accurately reflect the amount that might otherwise be paid for your Class A units in a market transaction. Further, for any given fiscal quarter, our published NAV may not fully reflect certain material events to the extent that they are unknown or their financial impact on our assets or investments is not immediately quantifiable. However, to the extent quantifiable, if a material event occurs in between quarterly updates of our NAV that would cause our NAV per Class A unit to change by 10% or more from the last disclosed NAV, we will disclose the updated NAV per Class A unit and the reason for the change in a prospectus supplement as promptly as reasonably practicable.

It is important to note that the determination of our NAV will not be based on, nor is it intended to comply with, fair value standards under U.S. GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In addition, we do not represent, warrant or guarantee that: (i) you will be able to realize the NAV per Class A unit for your Class A units if you attempt to sell them; (ii) you will ultimately realize distributions per Class A unit equal to the NAV per Class A units you own upon liquidation of our assets and investments and settlement of our liabilities or a sale of our company; (iii) our Class A units will trade at their NAV per Class A unit on the NYSE; or (iv) a third party would offer the NAV per Class A unit in an arm’s-length transaction to purchase all or substantially all of our Class A units. See “Net Asset Value Calculation and Valuation Policies” for additional details regarding the calculation of our NAV per Class A unit.

Q:	Will I be charged upfront selling commissions or dealer-manager fees?

A:	Investors will pay upfront selling commissions of up to 4.75% of the transaction price of each Class A unit sold in the offering. Investors will not pay selling commissions on Class A units purchased through subscription directly from the Company. See “Plan of Distribution.”

Q:	What fees and expenses will you pay to your Manager or any of its affiliates?

A:	We pay our Manager a quarterly management fee at an annualized rate of 0.75%. The management fee is based on our NAV at the end of each quarter. Through no later than the first quarter following the December 31, 2022 year end, the NAV for our Class A units will be equal to $100.00 per Class A unit. Thereafter, no later than the first quarter following the December 31, 2022 year end, our NAV will be announced within approximately 60 days of the last day of each quarter. In addition, our Manager, or an affiliate of our Manager, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of our Operating Companies, equal to 1.5% of the revenue generated by the applicable property.

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We reimburse our Manager and its affiliates, including our Sponsor, as applicable, for all: (i) offering expenses incurred on our behalf; (ii) out-of-pocket expenses incurred in connection with the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses; and (iii) out-of-pocket expenses paid to third parties in connection with the provision of services to us.

We also reimburse our Sponsor and Manager for our allocable share of the salaries, benefits, office and other overhead of personnel providing services to us. In addition, our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized by or distributed from our Operating Companies or any subsidiary. As a result, any time we recognize an operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our Class A units have received a return of their capital. The allocation and distribution rights that our Manager is entitled to with respect to its Class B units may not be amended, altered or repealed, and the number of authorized Class B Units may not be increased or decreased, without the consent of our Manager. In addition, our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement. Accordingly, for so long as our Manager continues to hold our Class B units, it will be entitled to receive 5% of the aggregate amount of any operating gain (excluding depreciation) that we recognize or distribution that we receive. Our payment of fees and expenses and distribution of gains to our Manager pursuant to its Class B units will reduce the cash available for investments and distributions to holders of our Class A units and will directly impact our quarterly NAV.

Fees payable and expenses reimbursable to our Manager and its affiliates, including our Sponsor, may be paid, at the election of the recipient, in cash, by issuance of our Class A units at the then-current NAV, or through some combination of the foregoing. See “Management Compensation” for additional details regarding the fees and expenses that will be paid and distributions that will be made to our Manager and its affiliates.

Q:	Will you use leverage?

A:	Yes, we employ leverage in order to provide more funds available for investment. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized commercial real estate, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Companies.

Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. There is no limit on the amount we may borrow with respect to any individual property or portfolio. See “Investment Objectives and Strategy—Borrowing Policy.”

Q:	What is your distribution policy?

A:	We do not expect to pay any distributions until our investments are generating operating cash flow. Once we begin to pay distributions, we expect to pay them quarterly, in arrears, but may pay them less frequently as determined by us following consultation with our Manager. While we have the discretion to modify our distribution policy at any time, we currently anticipate working up to a target distribution rate of 6-8% per annum. Any distributions that we do pay will be at the discretion of our Manager, subject to Board oversight, and based on, among other factors, our present and projected future earnings, cash flow, capital needs and general financial condition, as well as any requirements of applicable law. In order to participate in any distribution that we do pay you must be a holder of record of our Class A units as of the date we set as the record date for such distribution, and as of the ex-date, if applicable. We have not established a minimum distribution level, and our operating agreement does not require that we pay distributions to the holders of our Class A units.

Any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV (either positive or negative) will produce your total return.

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Q:	What will be the source of your distributions?

A:	While our goal is to pay distributions from cash flow from operations, we may, at the discretion of our Manager, subject to Board oversight, use other sources to fund distributions, including, without limitation, the sale of assets, borrowings in anticipation of future operating cash flow, net proceeds from our public offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager or the issuance of additional securities. We will only fund distributions by a return of capital following the sale of assets, unless otherwise determined by our Manager in its discretion. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire assets and investments, and will directly impact our NAV, by reducing the amount of our assets. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Class A units. We have not established a limit on the amount of offering proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or maintaining distributions at any particular level, if at all. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Q:	Will the distributions I receive be taxable as ordinary income?

A:	Unless your investment is held in a qualified tax-exempt account or we designate certain distributions as capital gain distributions, distributions that you receive will generally be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. However, in taxable years ending on or before December 31, 2025, Section 199A of the U.S. Internal Revenue Code of 1986, as amended, referred to as the “qualified business income deduction,” generally entitles non-corporate and certain trust and estate taxpayers to deduct the lesser of (i) their combined qualified business income—up to 20% of qualified business income, plus 20% of qualified REIT dividends and “qualified publicly traded partnership income”—or (ii) 20% of the excess, if any, of taxable income over net capital gains.

The portion of your distribution in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your investment, rather than result in current tax, until your basis is reduced to zero. Return of capital distributions made to you in excess of your tax basis in our Class A units will be treated as sales proceeds from the sale of Class A units for U.S. federal income tax purposes. Distributions we designate as capital gain distributions will generally be taxable at long-term capital gains rates for U.S. federal income tax purposes.

The qualified business income deduction is subject to a series of complex definitions and limitations as to its availability. In addition, because each investor’s tax considerations will be different, particularly those investors investing capital gains, we recommend that you consult with your own tax advisor. You also should review the section of this prospectus entitled “U.S. Federal Income Tax Considerations.”

Q:	Are there any risks involved in buying your Class A units?

A:	Investing in our Class A units involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should purchase our Class A units only if you can afford a complete loss of your investment. See “Risk Factors” for a description of the risks relating to this offering and an investment in our Class A units.

Q:	What is the impact of being an “emerging growth company”?

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies, and we have elected to take advantage of those exemptions. For so long as we remain an emerging growth company, we will not be required to:

●	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	submit certain executive compensation matters to Member advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding Member vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding Member vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

●	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We have elected to take advantage of the extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

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We will remain an emerging growth company for up to five years, or until the earliest of: (i) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. Also, even once we are no longer an emerging growth company, we still may not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act unless we meet the definition of a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act. In addition, so long as we are externally managed by our Manager and we do not directly compensate our executive officers, or reimburse our Manager or its affiliates for the compensation paid to persons who serve as our executive officers, we will not include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, will not be required to seek Member approval of executive compensation and golden parachute compensation arrangements pursuant to Sections 14A(a) and (b) of the Exchange Act.

Q:	Are there Investment Company Act considerations?

A:	We are engaged primarily in the business of investing in real estate and will conduct our operations such that neither we nor any of our subsidiaries are required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Under Section 3(a)(1)(A) of the Investment Company Act a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. A company is an investment company under Section 3(a)(1)(C) of the Investment Company Act, if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “40% Test”). The Investment Company Act defines investment securities generally as all securities except U.S. government securities and securities issued by “majority-owned subsidiaries” which are not themselves investment companies and are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act. The Investment Company Act further defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding “voting securities” of which are owned by such person, or by another company which is a majority-owned subsidiary of such person, and voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company.

All of our assets are and will continue to be held by, and all of our operations are and will continue to be conducted through one or more of our Operating Companies, either directly or indirectly through subsidiaries. To expand our investment portfolio, we will continue to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with affiliates of our Sponsor and Manager, such as Belpointe SP, LLC, or its affiliates (collectively, the “Belpointe SP Group”), as well as independent developers and owners. We anticipate acquiring an interest in properties where a member of the Belpointe SP Group will act as general partner or co-general partner, manager or co-manager, developer or co-developer, or any of the foregoing. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements” for additional details regarding our joint ventures, partnerships, co-tenancies and other co-ownership arrangements.

Neither we nor our Operating Companies nor any of the majority-owned subsidiaries of our Operating Companies will engage primarily or be held out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, our initial investments consist of and are expected to continue to consist of commercial properties located in qualified opportunity zones, and future investments are expected to include a wide range of commercial real estate properties located throughout the United States and its territories, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. Accordingly, we believe that neither we nor our Operating Companies nor any of the majority-owned subsidiaries of our Operating Companies will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act.

Further, we will hold our assets and conduct our operations such that we, our Operating Companies and most, if not all, of the majority-owned subsidiaries of our Operating Companies comply with the 40% Test and we will continuously monitor our holdings to confirm such compliance. We do not expect most, if any, of the majority-owned subsidiaries of our Operating Companies to rely on the exceptions provided by either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. As such, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that neither we nor our Operating Companies nor most, if not all, of the majority-owned subsidiaries of our Operating Companies will be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act. See “Investment Objectives and Strategy—Investment Company Act Considerations.”

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If we, our Operating Companies or any of the majority-owned subsidiaries of our Operating Companies were to ever inadvertently fall within the definition of an “investment company,” we may rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Through a series of no-action letters the SEC has taken the position that this exception may be available if: at least 55% of an entity’s assets consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of “real estate-type interests;” with at least 80% of the entity’s total assets consisting of qualifying interests and real estate-type interests and no more than 20% of its total assets consisting of assets that have no relationship to real.

Maintaining our exclusion from registration under the Investment Company Act will limit our ability to make certain investments. In addition, although we intend to continuously monitor our holdings, there can be no assurance that we, our Operating Companies or any of the subsidiaries of our Operating Companies will be able to maintain our exclusion from registration. A change in the value of any of our assets could negatively affect our ability to maintain our exclusion from registration and we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise want to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. See “Risk Factors—Risks Related to This Offering and our Organizational Structure” for a discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act.

Q:	How does a “best efforts” offering work?

A:	This is a “best efforts” offering. A “best efforts” offering means that we, our Dealer Managers and any other offering participants are only required to use our best efforts to sell our Class A units. When securities are offered to the public on a “best efforts” basis there is no firm commitment or obligation by any underwriter, Dealer Manager or other person to purchase any of the securities offered. Therefore, we cannot guarantee that any minimum number of our Class A units will be sold.

Q:	How do I buy Class A units and what is the settlement process?

A:	You may purchase Class A units in this offering directly from us, through a broker-dealer that is a selling group member or through any other offering participant.

If you purchase Class A units directly from us, you will complete a subscription agreement like the one attached to this prospectus as Appendix B for a certain investment amount and pay for the Class A units at the time you subscribe. If we accept your subscription, your Class A units will be issued in book-entry form.

If you purchase Class A units through a selling group member or other offering participant via subscription agreement, your broker-dealer or other investment professional will gather and send us the required information on your behalf and may facilitate your payment of the subscription amount. If we accept your subscription, your Class A units will be issued in book-entry form.

If you purchase Class A units through a selling group member or other offering participant that is a Depository Trust Company (“DTC”) participant, you will provide your order information for Class A units to your broker-dealer, together with such other information as your broker-dealer may require. Your broker-dealer will ensure that your order is electronically placed with us and that we timely receive your subscription amount. There is no need to furnish us with a subscription agreement when you purchase your Class A units through a broker-dealer that offers DTC settlement, however, your broker-dealer may require additional documentation. If we accept your subscription, we will have immediate access to your subscription amount, and you will be credited with ownership of your Class A units on the second business day following the date we accept your subscription. Your Class A units will be issued to DTC in the name of Cede & Co., as its nominee. DTC will be the legal owner of the Class A units and you will be the beneficial owner. Your ownership of the Class A units should appear on the brokerage or other investment statements that you receive from your broker-dealer or custodian. See “Plan of Distribution.”

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Q:	Is there any minimum investment required?

A:	Yes. There is a minimum investment of at least 100 Class A units or between $9,500 and $10,500 based on the initial offering price, provided that our Manager has the discretion to accept smaller investments. There is no minimum investment requirement on additional purchases.

Q:	May I make an investment through my IRA or other tax-deferred retirement account?

A:	Yes.

Q:	What will you do with the proceeds from your offering?

A:	We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing our Manager and its affiliates, including our Sponsor, for offering expenses) to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties located throughout the United States and its territories in accordance with our investment objectives and strategy. We also anticipate acquiring other real estate-related assets, including, but not limited to, commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. We make our investments through our wholly owned Operating Companies, either directly or indirectly through subsidiaries of our Operating Companies, some of which may have rights to receive preferred economic returns. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow, they will reduce the cash available for investments and distributions and will directly impact our quarterly NAV. See “Management Compensation” for additional details regarding the fees that will be paid to our Manager and its affiliates.

Q:	How long will this offering last?

A:	We currently expect that this offering will remain open for investors until we raise the maximum amount being offered, unless terminated by us at an earlier time. We reserve the right to suspend or terminate this offering for any reason at any time.

Q:	Will I be notified of how my investment is doing?

A:	Yes, we will provide you with periodic updates on the performance of your investment in us, including:

●	three quarterly reports;

●	an annual report;

●	current reports for specified material events;

●	prospectus supplements if we have material information to disclose to you; and

●	other reports that we may file or furnish to the Securities and Exchange Commission (“SEC”) from time to time.

Depending on legal requirements, from time to time we may use our website, www.belpointeoz.com, as a distribution channel for material company information or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.

Q:	When will I get my detailed tax information?

A:	Your Schedule K-1 to IRS Form 1065, if required, will be provided as soon as practicable after the end of each taxable year. Although we currently intend to distribute Schedule K-1s on or around 90 days after the end of our fiscal year, it may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s. For this reason, holders of Class A units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return. See “Reports to Holders of our Class A units” for a discussion of the information that we will provide to the holders of our Class A units.

Q:	Who can help answer my questions about the offering?

A:	If you have more questions about the offering, or if you would like additional copies of this prospectus, you should contact us by email at IR@belpointeoz.com or by mail at:

Belpointe PREP, LLC

255 Glenville Road

Greenwich, CT 06831

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Prospectus Summary

This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary and it may not contain all information that is important to you. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the “Risk Factors” and the financial statements. Unless otherwise stated in this prospectus:

●	references to “we,” “us,” “our” or “Company” refer to Belpointe PREP, LLC, our Operating Companies and our Operating Companies’ subsidiaries, taken together, unless the context requires otherwise;

●	references to “Belpointe PREP OC” refer to Belpointe PREP OC, LLC, our wholly owned subsidiary, together with its subsidiaries, unless the context requires otherwise;

●	references to “Belpointe PREP TN OC” refer to Belpointe PREP TN OC, LLC, our wholly owned subsidiary, together with its subsidiaries, unless the context requires otherwise;

●	references to our “Board” refer to the board of directors of Belpointe PREP, LLC;

●	references to “Class A units” refer to units representing limited liability company interests in Belpointe PREP, LLC, that are designated as “Class A;”

●	references to “Class B units” refer to units representing limited liability company interests in Belpointe PREP, LLC, that are designated as “Class B;”

●	references to “Class M units” refer to units representing limited liability company interests in Belpointe PREP, LLC, that are designated as “Class M;”

●	references to “units” refer to units representing limited liability company interests in Belpointe PREP, LLC, that may be designated as Class A units, Class B units, Class M units, preferred units or any other class or series designated by our Board;

●	references to our “Manager” refer to Belpointe PREP Manager, LLC;

●	references to a “Member” or our “Members” refer to holders of units representing limited liability company interests of Belpointe PREP, LLC;

●	references to “NYSE” refer to NYSE American, LLC.

●	references to our “operating agreement” refer to our Amended and Restated Limited Liability Company Operating Agreement, effective September 14, 2021, as may be amended, supplemented or restated from time to time;

●	References to our “Operating Company” or “Operating Companies” refer to our wholly owned subsidiaries, including Belpointe PREP OC and Belpointe PREP TN OC, together with their respective subsidiaries, unless the context requires otherwise;

●	references to our “Sponsor” refer to Belpointe, LLC;

●	references to “qualified opportunity fund” refer to an investment vehicle formed pursuant to the requirements of the Tax Cuts and Jobs Act of 2017 for the purpose of investing in qualified opportunity zones and which holds at least 90% of its assets in qualified opportunity zone property;

●	references to “qualified opportunity zones” refer to low-income communities designated as qualified opportunity zones throughout the United States;

●	references to “qualified opportunity zone business” refer to a trade or business where: (i) substantially all of the tangible property owned or leased is qualified opportunity zone business property; (ii) at least 50% of the gross income is derived from and a substantial portion of the intangible property is used in the active conduct of a trade or business in a qualified opportunity zone; (iii) less than 5% of the average aggregate unadjusted bases of the property is attributable to nonqualified financial property (subject to a working capital safe harbor); and (iv) it is not engaged in a “sin business” (i.e., private or commercial golf course, country club, massage parlor, hot tub facility, suntan facility, racetrack or gambling facility, the sale of alcoholic beverages for consumption off premises);

●	references to “qualified opportunity zone business property” refer to tangible property acquired by purchase or lease by a qualified opportunity fund and substantially all of the use of which is in a qualified opportunity zone during substantially all of the fund’s holding period or lease term;

●	references to “qualified opportunity zone partnership interests” refer to newly issued capital or profits interests acquired solely in exchange for cash from an entity classified as a domestic partnership for U.S. federal income tax purposes, where the partnership’s trade or business is a qualified opportunity zone business at the time of acquisition and during substantially all of the holding period for the interests;

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●	references to “qualified opportunity zone property” refer to: (i) qualified opportunity zone stock; (ii) qualified opportunity zone partnership interests; and (iii) qualified opportunity zone business property; and

●	references to “qualified opportunity zone stock” refer to newly issued stock acquired solely in exchange for cash from an entity classified as a domestic corporation for U.S. federal income tax purposes, where the corporation’s trade or business is a qualified opportunity zone business at the time of acquisition and during substantially all of the holding period for the stock.

Belpointe PREP, LLC

Belpointe PREP, LLC is a Delaware limited liability company formed on January 24, 2020. We were formed to originate, invest in and manage a diversified portfolio of commercial real estate properties located throughout the United States and its territories, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. All of our assets are and will continue to be held by, and all of our operations are and will continue to be conducted through, one or more of our Operating Companies, either directly or indirectly through subsidiaries. As of the date of this prospectus we have two Operating Companies, Belpointe PREP OC, LLC and Belpointe PREP TN OC, LLC. Our Manager is the manager of our Operating Companies. We are externally managed by our Manager, Belpointe PREP Manager, LLC, a Delaware limited liability company. Our Manager is an affiliate of Belpointe, LLC, our Sponsor.

We expect to use substantially all of the net proceeds from this offering to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties located throughout the United States and its territories in accordance with our investment objectives and strategy described below. We also anticipate acquiring other real estate-related assets, including, but not limited to, commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. We make our investments through our wholly owned Operating Companies, either directly or indirectly through subsidiaries of our Operating Companies, some of which may have rights to receive preferred economic returns.

We operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. If our Manager determines that it is no longer in our best interests to continue as a partnership for U.S. federal income tax purposes, our Manager may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes. If we elect to be taxable as a corporation for U.S. federal (and applicable state) income tax purposes, we may also elect to qualify and be taxed as a real estate investment trust, or REIT.

Our office is located at 255 Glenville Road, Greenwich, CT 06831. Our telephone number is 203-883-1994. Information regarding our Company is also available on our website at www.belpointeoz.com. The contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

Investment Objectives

Our primary investment objectives are:

●	to preserve, protect and return your capital contribution;

●	to pay attractive and consistent cash distributions;

●	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term; and

●	to realize growth in the value of our investments.

We cannot assure you that we will achieve our investment objectives. See the “Risk Factors” section of this prospectus.

Investment Strategy

We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets consist of qualified opportunity zone property. We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2020. Because we are a qualified opportunity fund certain of our investors are eligible for favorable capital gains tax treatment on their investments.

Our initial investments consist of and are expected to continue to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, office, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

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Our investment guidelines delegate to our Manager discretion and authority to execute acquisitions and dispositions of investments (including the reinvestment of capital basis and gains) in commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, provided such investments are consistent with our investment objectives and strategy and our investment guidelines. Our Manager’s investment committee also periodically reviews our portfolio of assets and investments, our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and may recommend changes to our board of directors (our “Board”) as it deems appropriate. We may, at any time and without Member approval, cease to be a qualified opportunity fund and acquire assets that do not qualify as qualified opportunity zone investments. Furthermore, there are no prohibitions in our operating agreement on the amount or percentage of assets that may be invested in a single property.

Opportunity and Market Overview

We believe that our innovative investment platform has the ability to disrupt the real estate investment industry through the unique combination of potential economic benefits that it offers holders of our Class A units, including: (i) multiple potential capital gains tax benefits; (ii) potential qualified business income tax benefits; (iii) significantly reduced fees payable to our Manager; (iv) no capital calls; (v) no investor servicing fees; (vi) significantly lower carried interest payable to our Manager; (vii) the potential for liquidity events; and (viii) low minimum investment requirements, all of which should result in greater investment returns to holders of our Class A units than those generated by traditional private real estate funds, real estate investment trusts (“REITs”), Delaware statutory trusts (“DSTs”) and other traditional real estate investment platforms.

We use multiple investment platform structures to deploy capital, which we anticipate will give us access to higher quality investment opportunities and better execution of our investment strategies than less diverse investment models. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements.” We also greatly benefit from the resources provided by our Sponsor, its vertically integrated real estate platform and the experience of its principals.

Set forth below are some of the key benefits that we believe distinguish us from more traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms:

●	Capital Gains Tax Deferral – An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into our Class A units within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). Deferred Capital Gains are recognized on the earlier of December 31, 2026 or the date on which an inclusion event occurs, such as the date on which the investor sells its Class A units.

●	Capital Gains Tax Exemption – An eligible investor may elect to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange if the investor holds our Class A units for a period of ten years or more, up to December 31, 2047. Thus, for U.S. federal income tax purposes, an eligible investor will not recognize capital gains as a result of an appreciation in our Class A units.

●	No Depreciation Recapture – An eligible investor who elects to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange, if the investor has held our Class A units for a period of ten years or more, up to December 31, 2047, will not recognize depreciation recapture (excluding inventory gains) as a result of an appreciation in our Class A units.

●	20% Qualified Business Income Deduction – Individual investors and some trust and estate investors are entitled to a deduction of up to 20% of their allocable share of our “qualified business income” for taxable years ending on or before December 31, 2025, subject to certain limitations. See “U.S. Federal Income Tax Considerations.”

●	Significantly Reduced Management Fees – Our Manager is paid annual management fees of only 0.75% of our NAV, which is significantly less than the management fees of 1.5%-2.1% typically charged by other traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms.

●	No Capital Calls – Investors will not be required to make capital contributions beyond the purchase price of their Class A units, unlike traditional private real estate funds and other real estate investment platforms.

●	No Investor Servicing Fees – We will not charge investor servicing fees, typically charged for other real estate investments offered through broker dealer platforms, which can add up to as much as 0.6% of invested capital on annual basis.

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●	Significantly Lower Carried Interest – Our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from our Operating Companies or any subsidiary. This ownership interest will result in a “carried interest” to our Manager that is significantly lower than the carried interest of 15%-25% typically earned by external managers of traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms.

●	Ability to Use Equity as Transaction Consideration – We intend to make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses using our equity as transaction consideration, thereby preserving cash for other investing activities.

●	Greater Diversification – We hold a larger and more diversified portfolio of real estate and real estate-related assets than most other qualified opportunity zone real estate investment platforms. Greater diversification offers investors in our Class A units the potential to achieve greater returns at a lower risk.

●	Public Company Transparency – We are a reporting company subject to the periodic and current reporting requirements of the federal securities laws, requiring us to file, among other things, annual and quarterly reports (including financial statements, financial statement schedules and exhibits) and current reports disclosing material events. As a result, unlike private real estate investment platforms, investors in our Class A units will have access to regular updates regarding our performance.

●	Public Market Liquidity – Our Class A units are listed on the NYSE under the symbol “OZ.” As a result, we are the first and only qualified opportunity fund listed on a national securities exchange. Having our Class A units listed for trading on NYSE provides holders of our Class A units with liquidity in respect of their investment and greater control over the timing of purchases and sales of their Class A units.

●	Minimal Investment Requirements – We have set a minimum investment threshold of 100 Class A units, which we expect will allow for a broader base of investors to participate in our offering than would otherwise be able to participate in more traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms.

●	Development Expertise – Our Manager employs a highly qualified team with extensive real estate development and construction management experience, thereby providing us with knowledge, relationships and internal development expertise that we believe far exceeds what many other real estate investment platforms can offer their investors.

●	Multiple Investment Platforms – In order to maximize our development opportunities, we anticipate entering into joint ventures in a variety of forms, including: (i) franchise platforms with affiliated development companies in specific regional markets; (ii) programmatic platforms with established regional developers with which we will have an exclusive relationship to engage in multiple regional investments; and (iii) traditional local joint venture partnerships for one-off developments.

We believe that we will be able to provide holders of our Class A units with compelling investment performance on a risk-adjusted basis through: (i) the application of our rigorous investment and underwriting standards; (ii) the geographic and asset class diversification of our investments; (iii) the expected tax benefits from an investment in our Company; and (iv) lower cost structure.

We are focused on the development or redevelopment of qualified opportunity zone investments in opportunity zones that have completed, or are engaged in, the revitalization process, which are expected to be located within 75 miles of metropolitan markets. Given the recent concentration of investment capital in increasingly larger deals in major metropolitan areas, we believe that there will be less competition for our targeted assets. Additionally, we believe that our focus on markets with favorable risk-return characteristics should enable us to achieve higher capital appreciation than would be achievable on similar deals in larger markets.

We expect to be able to manage the risks associated with developing or redeveloping and managing our investments better than other real estate investment companies due, in part, to our ability to access the resources of our Sponsor. Our Sponsor is a fully integrated, well capitalized real estate company that combines investment and asset management professionals with construction and development professionals, which we believe enables our Manager to better evaluate and manage our investments to reduce risk and increase potential returns for holders of our Class A units.

It is important to note, however, that real estate markets are often unpredictable and subject to change over time. Accordingly, changes may occur that could require us to modify our investment strategy in order to identify and acquire assets providing attractive risk-adjusted returns.

Our Manager

We are externally managed by our Manager, Belpointe PREP Manager, LLC, a Delaware limited liability company. Our Manager is an affiliate of Belpointe, LLC, our Sponsor.

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Our Manager manages our day-to-day operations, implements our investment objectives and strategy and performs certain services for us, subject to oversight by our Board. A team of investment and asset management professionals, acting through our Manager, makes all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating agreement. Our Manager also provides portfolio management, marketing, investor relations, financial, accounting and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

Our Management Agreement

We benefit from the personnel, relationships and experience of our Manager’s management team and other personnel of our Manager. Pursuant to the terms of a management agreement between our Manager, the Company and our Operating Companies, our Manager manages our day-to-day operations, implements our investment objectives and strategy and performs certain services for us, subject to oversight by our Board. Pursuant to the terms of an employee and cost sharing agreement between our Sponsor, our Manager, the Company and our Operating Companies, our Manager utilizes our Sponsor’s personnel, services and resources as necessary for our Manager to perform its obligations and responsibilities under the management agreement.

Pursuant to the management agreement, our Manager manages our day-to-day operations, implements our investment objectives and strategy and performs certain services for us, subject to oversight by our Board. A team of investment and asset management professionals, acting through our Manager, makes all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating agreement. Our Manager also provides portfolio management, marketing, investor relations, financial, accounting and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

The initial term of the management agreement commenced on October 28, 2020 and will continue through December 31, 2025, with an unlimited number of automatic three-year renewal terms commencing immediately upon completion of the initial term. For a detailed description of the management agreement’s termination provisions, see “Management—Our Management Agreement.”

Our Board of Directors

We operate under the direction of our Board, the members of which are accountable to us and our Members as fiduciaries. Our Board has retained our Manager to direct the management of our business and affairs, manage our day-to-day operations, and implement our investment objectives and strategy, subject to the Board’s oversight. The current members of the Board are Brandon Lacoff, Martin Lacoff, Dean Drulias, Timothy Oberweger, Shawn Orser and Ronald Young, Jr.

Our Board is divided into three classes. Brandon Lacoff and Dean Drulias are Class III directors, Martin Lacoff and Ronald Young Jr. are Class II directors and Shawn Orser and Timothy Oberweger are Class I directors. Each class of directors is elected for successive three-year terms ending at the annual meeting of the Members the third year after election and until his or her successor is duly elected and qualified. With respect to the election of directors, each candidate nominated for election to our Board must receive a plurality of the votes cast, in person or by proxy, in order to be elected, except that, for so long as our Class M unit remains outstanding, the holder of our Class M unit, voting separately as a class, has the right to elect one director. Brandon Lacoff is the Class M director.

Brandon Lacoff and Martin Lacoff are also executive officers of our Manager and serve on the investment committees of affiliates of our Manager, and Brandon Lacoff also serves as an executive officer and director of affiliates of our Manager and Sponsor. In order to ameliorate the risks created by conflicts of interest, our Board has created a conflicts committee comprised entirely of independent directors (the “Conflicts Committee”) to address any potential conflicts. Director independence is determined in accordance with the rules of the NYSE and the Exchange Act. An independent director is a person who is not an officer or employee of our Manager or its affiliates. The Conflicts Committee will act upon matters involving conflicts of interest, including transactions between the Company and our Manager. See “Conflicts of Interest.”

Our Structure

We are owned by the holders of our Class A units, Class B units and Class M unit. Each Class A unit and each Class B unit entitles the holder thereof to one vote per unit. The Class M unit entitles the holder thereof to that number of votes equal to the product obtained by multiplying (i) the sum of aggregate number of outstanding Class A units plus Class B units, by (ii) 10, on matters on which the holder of our Class M unit has a vote. Our Manager will hold our Class M unit for so long as it remains our manager. Accordingly, our Manager will be able to determine the outcome of all matters on which the holder of our Class M unit has a vote. Such matters include certain mergers and acquisitions, certain amendments to our operating agreement and the election of one Class III director. The Class M unit does not represent an economic interest in the Company. For a detailed description of our units, see “Description of our Units.”

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The following chart shows our current ownership structure and our relationship with Belpointe PREP Manager, LLC, our Manager, as of the commencement of this offering.

(1)	Belpointe, LLC, our Sponsor, and its affiliate hold 207 Class A units, representing less than 1% of our issued and outstanding Class A units.

(2)	Belpointe PREP Manager, LLC, our Manager, holds 100% of our Class B units and our Class M unit. The Class B units entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from our Operating Companies or any subsidiary. In addition, our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement. The Class M unit does not represent an economic interest in the Company; however, the Class M unit enables our Manager to determine the outcome of all matters on which the holder of our Class M unit has a vote.

Management Compensation

We will pay our Manager and its affiliates the fees and expense reimbursements described below in connection with performing services for us. Neither our Manager nor its affiliates will receive any selling commissions or dealer-manager fees in connection with the offer and sale of our Class A units or disposition fees in connection with our investments. Fees payable and expenses reimbursable to our Manager and its affiliates, including our Sponsor, may be paid, at the election of the recipient, in cash, by issuance of our Class A units at the then-current NAV, or through some combination of the foregoing. See “Management Compensation” for a more detailed description of the fees and expenses payable to our Manager and its affiliates.

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Form of Compensation and Receipt	Determination of Amount	Estimated Amount
Offering Expenses – Manager or its Affiliates	We will reimburse our Manager and its affiliates, including our Sponsor, for all expenses incurred on our behalf in connection with the offering of our Class A units, which are initially expected to be approximately $5,000,000, and up to approximately 0.50% of gross offering proceeds if we raise the maximum offering amount. Offering expenses will include, without limitation, all legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, one-time due diligence fees paid to registered investment advisors or financial planners that we enter into client introduction agreements with, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith, but excluding upfront selling commissions or dealer-manager fees.	The actual amount will vary depending on the number Class A units sold. Initially offering expenses are expected to be approximately $5,000,000 and may be up to approximately 0.50% of gross offering proceeds if we raise the maximum offering amount.

Management Fee – Manager	We pay our Manager a quarterly management fee at an annualized rate of 0.75%. The management fee is based on our NAV at the end of each quarter. Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, no later than the first quarter following the December 31, 2022 year end, our NAV will be announced within approximately 60 days of the last day of each quarter.	Actual amounts are dependent upon our NAV and, therefore, cannot be determined at this time.

Other Operating Expenses – Manager or its Affiliates

We reimburse our Sponsor and our Manager for our allocable share of the salaries, benefits, office and other overhead of personnel providing services to us. We also reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us.

In addition, we reimburse our Manager for out-of-pocket expenses incurred in connection with the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses (including expenses related to potential transactions that do not close), including, without limitation legal and accounting fees and expenses, costs of due diligence (including appraisals, surveys, engineering reports and environmental site assessments), travel and communications expenses and other closing costs and miscellaneous expenses related to the acquisition of our investments.

Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

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Participation in Distributions – Manager	Our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from our Operating Companies or any subsidiary. As a result, any time we recognize operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distributions, regardless of whether the holders of our Class A units have received a return of their capital. The allocation and distribution rights that our Manager is entitled to with respect to its Class B units may not be amended, altered or repealed, and the number of authorized Class B Units may not be increased or decreased, without the consent of our Manager. In addition, our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement. Accordingly, for so long as our Manager continues to hold our Class B units, it will be entitled to receive 5% of the aggregate amount of any operating gain (excluding depreciation) that we recognize or distribution that we receive.	Actual amounts are dependent upon the results of our operations and, therefore, cannot be determined at this time.

Acquisition Fee – Manager or its Affiliates	We will pay our Manager, Sponsor, or an affiliate of our Manager or Sponsor, an acquisition fee equal to 1.5% of the total value of any acquisition transaction, including any acquisition through merger with another entity (but excluding any transactions in which our Sponsor, or an affiliate of our Manager or Sponsor, would otherwise receive a development fee).	Actual amounts are dependent upon the results of our operations and, therefore, cannot be determined at this time.

Property Management Oversight Fee – Manager or its Affiliates	In addition, our Manager, Sponsor or an affiliate of our Manager or Sponsor, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of our Operating Companies, equal to 1.5% of the revenue generated by the applicable property.	Actual amounts are dependent upon the results of our operations and, therefore, cannot be determined at this time.

Summary of Risk Factors

Investing in our Class A units involves a high degree of risk. You should carefully review the “Risk Factors” section of this prospectus, beginning on page 24, which contains a description discussion of the material risks that you should consider before you invest in our Class A units.

Conflicts of Interest

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates may face include the following:

●	Our Sponsor’s investment and asset management professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other entities affiliated with our Sponsor. Our Sponsor has previously sponsored, as of the date of this prospectus, two real estate funds and a qualified opportunity fund with investment criteria similar to ours, and may in the future sponsor other real estate funds that may have similar investment criteria to ours.

●	Our Sponsor’s investment and asset management professionals acting on behalf of our Manager will have to allocate their time among us, our Sponsor’s business and other programs and activities in which they are involved.

●	The terms of our management agreement (including our Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated through the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

We may in the future decide to internalize our management function and, should we elect do so, we may acquire our Manager’s or its affiliates’, including our Sponsor’s, assets and personnel. We, our Operating Companies and our Manager have entered into a management agreement. The terms of the management agreement restrict us from hiring or soliciting any employee of our Manager or its affiliates, including our Sponsor, for a period of two years from termination of the management agreement. This restriction could make it difficult for us to internalize management without acquiring assets and personnel from our Manager and its affiliates, including our Sponsor, for consideration that would be negotiated at the time of any such acquisition. Such consideration could take many forms, including issuance of units or cash payments, which could result in the dilution of your interest in us or directly impact our NAV, by reducing the amount of our assets.

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Distribution Policy

We do not expect to pay any distributions until our investments are generating operating cash flow. Once we begin to pay distributions, we expect to pay them quarterly, in arrears, but may pay them less frequently as determined by us following consultation with our Manager. While we have the discretion to modify our distribution policy at any time, we currently anticipate working up to a target distribution rate of 6-8% per annum. Any distributions that we do pay will be at the discretion of our Manager, subject to Board oversight, and based on, among other factors, our present and projected future earnings, cash flow, capital needs and general financial condition, as well as any requirements of applicable law. In order to participate in any distribution that we do pay you must be a holder of record of our Class A units as of the date we set as the record date for such distribution, and as of the ex-date, if applicable. We have not established a minimum distribution level, and our operating agreement does not require that we pay distributions to the holders of our Class A units.

While our goal is to pay distributions from cash flow from operations, we may, at the discretion of our Manager, subject to Board oversight, use other sources to fund distributions, including, without limitation, the sale of assets, borrowings in anticipation of future operating cash flow, net proceeds from our public offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager or the issuance of additional securities. We will only fund distributions by a return of capital following the sale of assets, unless otherwise determined by our Manager in its discretion. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire assets and investments, and will directly impact our NAV, by reducing the amount of our assets. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Class A units. We have not established a limit on the amount of offering proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or maintaining distributions at any particular level, if at all. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV (either positive or negative) will produce your total return.

Borrowing Policy

We employ leverage in order to provide more funds available for investment. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized commercial real estate, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Companies.

Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. There is no limit on the amount we may borrow with respect to any individual property or portfolio. See “Investment Objectives and Strategy” for additional details regarding our leverage policies.

Valuation Policies

No later than the first quarter following the December 31, 2022 year end, and every quarter thereafter, we plan to calculate our net asset value within approximately 60 days of the last day of each quarter (the “Determination Date”). Any adjustment to our NAV will take effect as of the first business day following its public announcement. Our adjusted NAV per Class A unit will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date. We may also engage a third party to prepare or assist with preparing the NAV of our Class A units.

Our NAV will be calculated using a process that may reflect some or all of the following components: (i) estimated values of each of our assets and investments, including related liabilities (but, in our discretion, may exclude deal-level carried interest allocations), based on: (a) market capitalization rates, comparable transaction information, interest rates, adjusted net operating income; (b) with respect to debt, default rates, discount rates and loss severity rates; (c) for commercial real estate properties that have development or value add plans, progress along such development or value add plans; and (d) in certain instances, reports of the underlying assets and investments by an independent valuation expert; (ii) the price of liquid assets for which third party market quotes are available; (iii) accruals of our periodic distributions; and (iv) estimated accruals of our operating revenues and expenses (excluding property management oversight fees).

Where we determine that an independent appraisal is necessary, including, without limitation, where our Manager is unsure of its ability to accurately determine the estimated values of our assets and investments, or where third-party market values for comparable assets and investments are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising the types of assets and investments that we hold to act as our independent valuation expert. See “Net Asset Value Calculations and Valuation Policies” for additional details on our valuation policies.

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Quarterly NAV Per Class A Unit Adjustments

We set our offering price at a price per Class A unit of within 5% of our current NAV. Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, we plan to calculate our NAV within approximately 60 days of the last day of each quarter (the “Determination Date”). If our NAV increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price, effective as of the first business day following its public announcement. The adjusted offering price will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date. Our Board, taking into consideration factors such as the investments we hold and the timing of our ability to generate cash flows, may determine that it is appropriate for us to begin calculating NAV on a quarterly basis prior to the first quarter following the December 31, 2022 year end.

We will file a prospectus supplement with the SEC if we determine to calculate NAV prior to the first quarter following the December 31, 2022 year end and prospectus supplements disclosing quarterly determinations of our NAV per Class A unit for each fiscal quarter thereafter. See “Net Asset Value Calculations and Valuation Policies” for additional details on our quarterly adjustments to our NAV per Class A unit.

Liquidity Opportunities

Our Class A units are listed on the NYSE under the symbol “OZ.” On [●] [●], 2022 the closing sale price of the Class A units on NYSE was $[●] per Class A unit. As a result of having our Class A units listed on NYSE, Belpointe PREP is the first and only qualified opportunity fund listed on a national securities exchange. Having our Class A units listed for trading on NYSE provides holders of our Class A units with liquidity in respect of their investment and greater control over the timing of purchases and sales of Class A units.

Tax Information

As a partnership, our operating results, including distributions of income, gains, losses, deductions, credits and adjustments to the carrying value of our assets and investments, will be reported on Schedule K-1 to IRS Form 1065 and distributed annually to each holder of our Class A units. Your Schedule K-1 will contain information regarding your allocable share of our items of income, gain, loss, deduction, credit and adjustments to the carrying value of our assets and investments. Schedule K-1s are usually complex, and you may find that preparing your own tax returns requires additional time. You may also find it necessary or advisable to engage the services of an accountant or other tax adviser, at your own cost and expense, to assist with the preparation of your tax returns.

In addition, it is possible that your income tax liability with respect your allocable share of our income for a particular taxable year, as reflected on your Schedule K-1, could exceed the amount of cash distributions, if any, that we make to you for that taxable year, thus giving rise to an out-of-pocket tax liability. Accordingly, you should consult with your own accountant or other tax advisers concerning the tax consequences of your specific tax circumstances prior to acquiring, holding or disposing of any of our Class A units.

Although we currently intend to distribute Schedule K-1s on or around 90 days after the end of our fiscal year, it may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s. For this reason, holders of Class A units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return.

Investment Company Act Considerations

We are engaged primarily in the business of investing in real estate and to conduct our operations such that neither we nor any of our subsidiaries are required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Under Section 3(a)(1)(A) of the Investment Company Act a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. A company is an investment company under Section 3(a)(1)(C) of the Investment Company Act, if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “40% Test”). The Investment Company Act defines investment securities generally as all securities except U.S. government securities and securities issued by “majority-owned subsidiaries” which are not themselves investment companies and are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act. The Investment Company Act further defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding “voting securities” of which are owned by such person, or by another company which is a majority-owned subsidiary of such person, and voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company.

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All of our assets are and will continue to be held by, and all of our operations are and will continue to be conducted through one or more of our Operating Companies, either directly or indirectly through subsidiaries. To expand our investment portfolio, we will continue to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with affiliates of our Sponsor and Manager, such as Belpointe SP, LLC or its affiliates (collectively, the “Belpointe SP Group”), as well as independent developers and owners. We will frequently acquire an interest in a property where a member of the Belpointe SP Group will act as general partner or co-general partner, manager or co-manager, developer or co-developer, or any of the forgoing. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements” for additional details regarding our joint ventures, partnerships, co-tenancies and other co-ownership arrangements.

Neither we nor our Operating Companies nor any of the majority-owned subsidiaries of our Operating Companies will engage primarily or be held out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, our initial investments consist of and are expected to continue to consist of commercial properties located in qualified opportunity zones, and future investments are expected to include a wide range of commercial real estate properties located throughout the United States and its territories, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. Accordingly, we believe that neither we nor our Operating Companies nor any of the majority-owned subsidiaries of our Operating Companies will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act.

Further, we will hold our assets and conduct our operations such that we, our Operating Companies and most, if not all, of the majority-owned subsidiaries of our Operating Companies comply with the 40% Test and we will continuously monitor our holdings to confirm such compliance. We do not expect most, if any, of the majority-owned subsidiaries of our Operating Companies to rely on the exceptions provided by either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. As such, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that neither we nor our Operating Companies nor most, if not all, of the majority-owned subsidiaries of our Operating Companies will be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act. See “Investment Objectives and Strategy—Investment Company Act Considerations.”

If we, our Operating Companies or any of the majority-owned subsidiaries of our Operating Companies were to ever inadvertently fall within the definition of an “investment company,” we may rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Through a series of no-action letters the SEC has taken the position that this exception may be available if: at least 55% of an entity’s assets consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of “real estate-type interests;” with at least 80% of the entity’s total assets consisting of qualifying interests and real estate-type interests and no more than 20% of its total assets consisting of assets that have no relationship to real.

Maintaining our exclusion from registration under the Investment Company Act will limit our ability to make certain investments. In addition, although we intend to continuously monitor our holdings, there can be no assurance that we, our Operating Companies or any of the subsidiaries of our Operating Companies will be able to maintain our exclusion from registration. A change in the value of any of our assets could negatively affect our ability to maintain our exclusion from registration and we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise want to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. See “Risk Factors—Risks Related to This Offering and our Organizational Structure” for a discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act.

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Risk Factors

An investment in our Class A units involves substantial risks. You should carefully consider the following material risks in addition to the other information contained in this prospectus before you decide to purchase our Class A units. The occurrence of any of the following risks might cause you to lose all or a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Risks Related to This Offering and our Organizational Structure

We have a limited operating history, and the prior performance of our Sponsor or other real estate investment opportunities sponsored by our Sponsor may not predict our future results.

We are a recently formed company and have a limited operating history and we may not be able to achieve our investment objectives. As of the date of this prospectus, we have made 15 investments in three states and are primarily reliant on the proceeds derived from our public offerings and financing provided by our Sponsor or its affiliates to fund our operations. We cannot assure you that the past experiences of our Sponsor or its affiliates will be sufficient to allow us to successfully achieve our investment objectives.

In addition, there can be no assurance that we will be able to successfully identify, make and realize any additional investments or generate returns for our investors. Furthermore, there can be no assurance that our investors will receive any distributions. These factors increase the risk that your investment may not generate returns comparable to other real estate investment alternatives.

We have only held our investments for a limited period of time, and you will not have the opportunity to evaluate our future investments before we make them, which makes your investment more speculative.

We have only held our investments for a limited period of time and are not able to provide you with any information to assist you in evaluating the merits of any specific properties or real estate-related investments that we may acquire, except for investments that may be described in one or more supplements to this prospectus. We will continue to seek to invest substantially all of the net offering proceeds from our offerings, after the payment of fees and expenses, in the acquisition of or investment in real estate and real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate companies, as well as select private equity investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. However, because you will be unable to evaluate the economic merit of our investments before we make them, you will have to rely entirely on the ability of our Manager to select suitable and successful investment opportunities. There can be no assurance that our Manager will be successful in obtaining suitable investments or that, if such investments are made, our investment objectives will be achieved. Furthermore, our Manager will have broad discretion in selecting investments, and you will not have the opportunity to evaluate potential investments. These factors increase the risk that your investment may not generate returns comparable to other investment alternatives.

Our Class A units are listed on the NYSE, however, an active, liquid and orderly market for our Class A units may not be sustained.

Our Class A units are listed on the NYSE under the symbol “OZ,” however, an active, liquid and orderly market for our Class A units may not be sustained. Further, because we are a qualified opportunity fund, eligible investors may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into our Class A units within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). Deferred Capital Gains are recognized on the earlier of December 31, 2026 or the date on which an inclusion event occurs, such as the date on which an investor sells their Class A units. Eligible investors may also elect to receive an increase in basis with respect to our Class A units equal to their fair market value on the date of sale or exchange if they hold our Class A units for a period of ten years or more, up to December 31, 2047. Consequently, fewer Class A units may be actively traded in the public markets which would reduce the liquidity of the market for our Class A units. If an active market for our Class A units is not sustained, you may be unable to sell your Class A units at the time you desire to sell them, at a price at or above the price you paid for them, or without experiencing volatility in the price of our Class A units. An inactive market may also impair our ability to raise capital by selling Class A units and may impair our ability to make opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses using our Class A units as consideration.

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If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends on the ability of our Manager to select suitable and successful investment opportunities for us. If we fail to raise sufficient proceeds from the sale of Class A units in our public offerings, we will be unable to make additional investments. At the same time, the more money we raise in our public offerings, the greater our challenge will be to invest all of the net offering proceeds in investments that meet our investment criteria. Our investments consist of and are expected to continue to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, office, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. We cannot assure you that our Manager will be successful in locating and obtaining suitable qualified opportunity zone investments or that, if our Manager makes qualified opportunity zone investments on our behalf, our objectives will be achieved. What’s more, increased competition from other opportunity zone funds as well as any prospective legislative or regulatory changes related to qualified opportunity zone investments, may make it more difficult for our Manager to make suitable qualified opportunity zone investments. If we, through our Manager, are unable to find suitable investments promptly, we may invest in short-term, investment-grade obligations or accounts in a manner that is consistent with our qualification as a publicly traded partnership and qualified opportunity fund. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

Our ability to deploy the capital we raise in our public offerings may be constrained.

If we are able to quickly raise capital during our public offerings, we may have difficulty identifying and purchasing suitable properties on attractive terms. In addition, increased competition from other opportunity zone funds, a lack of suitable qualified opportunity zone investment opportunities or other market-related constraints, may also make it more difficult for our Manager to deploy the capital we raise in our public offerings. Therefore, there could be a delay between the time we receive net proceeds from the sale of our Class A units in our public offering and the time we invest the net proceeds. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash flow from operations to you. If we fail to timely invest the net proceeds of our public offering, our results of operations and financial condition may be adversely affected.

Our NAV per Class A unit may change materially from our current NAV.

We established the offering price of our Class A units on an arbitrary basis and it bears no relationship to our book or asset values or to any other established criteria for valuing equity. Through no later than the first quarter following the December 31, 2022 year end, the net asset value (“NAV”) of our Class A units will be equal to $100.00 per Class A unit. Thereafter, no later than the first quarter following the December 31, 2022 year end, and every quarter thereafter, we plan to calculate the NAV of our Class A units on a quarterly basis. The per Class A unit purchase price will be adjusted within approximately 60 days of the last day of each quarter (the “Determination Date”). We will calculate our NAV as of the Determination Date (rounded to the nearest dollar) and any adjustment to our NAV will take effect as of the first business day following its public announcement. Our adjusted NAV per Class A unit will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date.

Valuations and appraisals of our real estate and real estate assets are estimates of fair value and may not necessarily correspond to realizable value, in addition it may be difficult to reflect, fully and accurately, material events that impact our NAV.

Our NAV will be calculated using a process that may reflect some or all of the following components: (i) estimated values of each of our assets and investments, including related liabilities (but may, in our discretion, exclude deal-level carried interest allocations), based on: (a) market capitalization rates, comparable transaction information, interest rates, adjusted net operating income; (b) with respect to debt, default rates, discount rates and loss severity rates; (c) for commercial real estate properties that have development or value add plans, progress along such development or value add plans; and (d) in certain instances, reports of the underlying assets and investments by an independent valuation expert; (ii) the price of liquid assets for which third party market quotes are available; (iii) accruals of our periodic distributions; and (iv) estimated accruals of our operating revenues and expenses (excluding property management oversight fees).

We may engage a third party to prepare or assist with preparing the NAV of our Class A units. In addition, where we determine that an independent appraisal is necessary, including, without limitation, where our Manager is unsure of its ability to accurately determine the estimated values of our assets and investments, or where third party market values for comparable assets and investments are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising the types of assets and investments that we hold to act as our independent valuation expert. The independent valuation expert will not be responsible for, prepare or assist with preparing our NAV per Class A unit.

As with any asset valuation protocol, the conclusions reached by our Manager or any third-party firm that we engage to prepare or assist with preparing the NAV of our Class A units will involve significant judgments, assumptions and opinions in the application of both observable and unobservable attributes that may or may not prove to be correct. The use of different judgments or assumptions would likely result in different estimates of the value of our assets and investments and, consequently, our NAV. Moreover, although we will calculate and provide our NAV on a quarterly basis, our NAV may fluctuate daily, accordingly the NAV in effect for any given fiscal quarter may not accurately reflect the amount that might otherwise be paid for your Class A units in a market transaction. Further, for any given fiscal quarter, our published NAV may not fully reflect certain material events to the extent that they are unknown or their financial impact on our assets or investments is not immediately quantifiable.

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Our goal is to provide a reasonable estimate of the market value of our Class A units within approximately 60 days of the last day of each quarter.

NAV calculations are not set by governmental or independent securities, financial or accounting rules or standards.

It is important to note that the determination of our NAV will not be based on, nor is it intended to comply with, fair value standards under U.S. GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In addition, we do not represent, warrant or guarantee that: (i) you will be able to realize the NAV per Class A unit for your Class A units if you attempt to sell them; (ii) you will ultimately realize distributions per Class A unit equal to the NAV per Class A units you own upon liquidation of our assets and investments and settlement of our liabilities or a sale of our company; (iii) our Class A units will trade at their NAV per Class A unit on the NYSE; or (iv) a third party would offer the NAV per Class A unit in an arm’s-length transaction to purchase all or substantially all of our Class A units. Furthermore, any distributions that we make will directly impact our NAV, by reducing the amount of our assets. See “Net Asset Value Calculations and Valuation Policies” for additional details on our quarterly adjustments to our NAV per Class A unit.

Our Sponsor does not hold a significant amount of our equity, and therefore, may not be as strongly incentivized to avoid losses a sponsor who holds a significant equity investment, and as a result you may be more likely to sustain a loss on your investment.

Our Sponsor, Belpointe, LLC, and an affiliate of our Sponsor have acquired 100 of our Class A units in connection with our formation for net proceeds to us of $10,000. Accordingly, our Sponsor will have very little exposure to loss in the value of our Class A units. Without this exposure, you may be at a greater risk of loss because our Sponsor does not have as much to lose from a decrease in the value of our Class A units as a sponsor who makes a more significant equity investment would.

Our Sponsor currently sponsors and will in the future sponsor other investment programs some of which compete with us.

Our Sponsor has previously sponsored two real estate funds and a qualified opportunity fund with investment criteria similar to ours. Our Sponsor and its affiliates will in the future sponsor other investment programs some of which may compete with us or have similar investment criteria to our own, and there are no limits or restrictions on the right of our Sponsor, or any of its affiliates, including our Manager, to engage in any other business or sponsor other investment programs of any kind.

Our Manager and its affiliates have little or no experience managing a portfolio of assets in the manner necessary to maintain our qualification as a publicly traded partnership and qualified opportunity fund or our exclusion or exemption from registration under the Investment Company Act.

In order to maintain our qualification as a publicly traded partnership and qualified opportunity fund and our exclusion or exemption from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”), our assets and investment may be subject to certain restrictions that could limit our operations meaningfully. The publicly traded partnership rules and regulations and Opportunity Zone Regulations (as hereinafter defined) are highly technical and complex, and our failure to comply with the requirements and limitations imposed by these rules and regulations could prevent us from qualifying as a publicly traded partnership or qualified opportunity fund or could force us to pay unexpected taxes and penalties. Our Manager and its affiliates have little or no experience managing assets and investments in the manner necessary to maintain our qualification as a publicly traded partnership and qualified opportunity fund or our exclusion or exemption from registration under the Investment Company Act. This inexperience may hinder our ability to achieve our objectives, result in our failing to achieve or losing of our qualification as a publicly traded partnership or qualified opportunity fund or our exclusion or exemption from registration under the Investment Company Act. As a result, we cannot assure you that we will be able to successfully operate as a publicly traded partnership and qualified opportunity fund, comply with regulatory requirements applicable to publicly traded partnerships and qualified opportunity funds, maintain our exclusion or an exemption from registration under the Investment Company Act, or execute our business strategies.

Concurrently with this offering, we are conducting an ongoing initial public offering of our Class A units. If our concurrent offering is completed, you will experience additional dilution.

Concurrently with this offering, by means of a separate prospectus, we are offering up to $750,000,000 of our Class A units on a continuous basis, as part of our ongoing initial public offering, at an initial price equal to $100.00 per Class A unit. In our concurrent offering we are offering our Class A units on a “best efforts” basis. The completion of neither this offering nor our concurrent offering is contingent on the completion of the other, so it is possible that this offering is completed, and our concurrent offering is not, and vice versa. We cannot assure you that our concurrent offering will be completed on the terms described in the related prospectus, or at all, however, if our concurrent offering is completed, you will experience additional dilution.

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Any adverse changes in our Sponsor’s financial health, or our Sponsor’s or our relationship with our Manager or its affiliates could hinder our operating performance.

We, our Operating Companies, and our Manager have entered into a management agreement pursuant to which our Manager manages our day-to-day operations, implements our investment objectives and strategy and performs certain services for us, subject to oversight by our Board.

We, our Operating Companies, our Sponsor and our Manager have also entered into an employee and cost sharing agreement pursuant to which our Manager is provided with access to, among other things, our Sponsor’s and its affiliates’ portfolio management, asset valuation, risk management and asset management professionals and services as well as administration professionals and services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the management agreement.

This team of investment, asset management and other professionals, acting through our Manager, makes all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating agreement. Our Manager also provides portfolio management, marketing, investor relations, financial, accounting, and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. As such, our ability to achieve our investment objectives and to pay distributions to the holders of our Class A units is dependent in part on our Sponsor’s financial condition and our Sponsor’s and our relationship with our Manager. Any adverse changes in our Sponsor’s financial condition or our Sponsor’s or our relationship with our Manager could hinder our ability to successfully manage our operations and our portfolio of assets and investments.

In addition, our Manager and our Sponsor only have limited assets and our recourse against our Manager or our Sponsor if our Manager does not fulfill its obligations under the management agreement will be limited to our termination of the management agreement.

If our Sponsor fails to retain its key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our Sponsor’s ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Sponsor acting through our Manager, each of whom would be difficult to replace. In particular, each of Brandon Lacoff and Martin Lacoff is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Brandon Lacoff, Martin Lacoff or other executive officers or key personnel of our Sponsor and the process to replace any of our Sponsor’s key personnel would involve substantial time and expense and may significantly delay or prevent the achievement of our business objectives.

The management agreement with our Manager was not negotiated with an unaffiliated third party on an arm’s length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Our management agreement with our Manager was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. We will pay our Manager a management fee regardless of the performance of our investments. Our Manager’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to pay distributions to holders of our Class A units and the market price of our Class A units.

We do not have an exclusive management arrangement with our Manager.

We do not have an exclusive management arrangement with our Manager. Accordingly, our Manager and its affiliates, including our Sponsor, can and will engage in other activities, including, without limitation, managing other investment programs sponsored or organized by our Sponsor and its affiliates. Further, nothing in our management agreement limits or restricts the right of any manager, director, officer, employee or equityholder of our Manager, or any of its affiliates, including our Sponsor, to engage in any other business or to render services of any kind to any other person or entity.

Terminating the management agreement for unsatisfactory performance by our Manager or electing not to renew the management agreement may be difficult, and, even if we elect not to renew or terminate the management agreement, our Manager will continue to hold our Class B units.

Terminating the management agreement for unsatisfactory performance by our Manager is difficult and potentially costly. The initial term of the management agreement commenced on October 28, 2020 and will continue through December 31, 2025. We may only terminate the management agreement (i) for “cause,” (ii) upon the bankruptcy of our Manager, or (iii) upon a material breach of the management agreement by our Manager. “Cause” is defined in the management agreement to mean fraud or willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case that has or could reasonably be expected to have a material adverse effect on us. Following the initial term, the management agreement will automatically renew for an unlimited number of three-year terms unless we elect not to renew or terminate it by providing our Manager with 180 days’ prior notice. We will review and evaluate our Manager’s performance under the management agreement at least 180 days prior to each renewal term.

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Upon any termination or non-renewal of the management agreement by us or any termination of the management agreement by our Manager for our breach of the management agreement, our Manager will be entitled to receive its prorated management fee through the expiration or termination date and will be paid a termination fee equal to six times the annual management fee earned by our Manager during the 12-month period ended as of the last day of the quarter immediately preceding the termination date (the “termination fee”); however, if less than 12 months have elapsed as of the termination date, the termination fee will be calculated by annualizing the management fee earned during the most recently completed quarter prior to the termination date.

In addition, upon any termination or non-renewal of the management agreement, our Manager will continue to hold 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized by or distributed from the Operating Companies or any subsidiary. As a result, any time we recognize operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our Class A units have received a return of their capital. The allocation and distribution rights that our Manager is entitled to with respect to its Class B units may not be amended, altered or repealed, and the number of authorized Class B units may not be increased or decreased, without the consent of our Manager. Accordingly, for so long as our Manager continues to hold our Class B units, it will be entitled to receive 5% of the aggregate amount of any operating gain (excluding depreciation) that we recognize or distribution that we receive.

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of our Class A units.

While our goal is to pay distributions from cash flow from operations, we may, at the discretion of our Manager, subject to Board oversight, use other sources to fund distributions, including, without limitation, the sale of assets, borrowings in anticipation of future operating cash flow, net proceeds of our public offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager or the issuance of additional securities. We will only fund distributions by a return of capital following the sale of assets, unless otherwise determined by our Manager in its discretion. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to make investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of our Class A units. We can provide no assurances that future cash flow will support payment of distributions or maintaining distributions at any level, if at all.

Your interest in us will be diluted if we issue additional units.

Under our operating agreement, we have authority to issue an unlimited number of additional units and options, rights, warrants and appreciation rights relating to such units. In particular, our Board is authorized to provide for the issuance of an unlimited amount of one or more classes or series of units and to fix the number of units, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without member approval. We may elect to issue and sell additional units in future private or public offerings or issue units to our Manager or its affiliates, including our Sponsor, in payment of outstanding fees and expenses. We will also seek opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses using our equity as transaction consideration. Holders of our Class A units will not have preemptive rights to any units we issue in the future. To the extent we issue additional equity interests your percentage ownership interest in us would be diluted.

Our investment guidelines delegate broad discretion to our Manager and our Board will not approve each investment and financing decision made by our Manager.

Our investment guidelines delegate to our Manager discretion and authority to execute acquisitions and dispositions of investments (including the reinvestment of capital basis and gains) in commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, provided such investments are consistent with our investment objectives and strategy and our investment guidelines. Our Manager’s investment committee will periodically review our portfolio of assets and investments, our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and may recommend changes to our Board as it deems appropriate. Our Board will not, and will not be required to, review all of our proposed investments. Our Manager may use complex strategies or enter into costly transactions that are difficult or impossible to unwind by the time they are reviewed by our Board, which could result in investment returns that are below expectations or that result in losses, and which would materially and adversely affect our business operations and results.

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We may change our investment strategy and guidelines without Member consent, which could result in investments that are different from those described in this prospectus.

Our investment guidelines delegate to our Manager discretion and authority to execute acquisitions and dispositions of investments (including the reinvestment of capital basis and gains) in commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, provided such investments are consistent with our investment objectives and strategy and our investment guidelines. Our Manager’s investment committee will also periodically review our portfolio of commercial real estate assets, our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and may recommend changes to our Board as it deems appropriate. We may, at any time and without Member approval, change our investment strategy and guidelines or cease to be a qualified opportunity fund and acquire assets that do not qualify as qualified opportunity zone investments, which could result in investments that are different from those described in this prospectus or could result in voluntary or involuntary decertification as a qualified opportunity fund, further resulting in an inclusion event, and the recognition of any tax deferred on account of your investment. See “Material U.S. Federal Income Tax Considerations—Tax Treatment of Electing Opportunity Zone Investors” for additional details.

Our operating agreement contains provisions that substantially limit remedies available to holders of our units for actions that might otherwise result in liability for our officers, directors or Manager.

While our operating agreement provides that our officers and directors have fiduciary duties equivalent to those applicable to officers and directors of a Delaware corporation under the Delaware General Corporation Law, our operating agreement also provides that our officers and directors are liable to us or holders of our units for an act or omission only if such act or omission constitutes a breach of the duties owed to us or the holders of our units, as applicable, by any such officer or director and such breach is the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of law, in each case that has or could reasonably be expected to have a material adverse effect on us or (ii) fraud. Furthermore, our operating agreement provides that our Sponsor will not have any liability to us or any holder of our units for any act or omission and is indemnified in connection therewith.

Under our operating agreement, we, our Board and our Manager are each entitled to take actions or make decisions in our “sole discretion” or “discretion” or that we each deem “necessary or appropriate” or “necessary or advisable.” In those circumstances, we, our Board and our Manager are entitled to consider only such interests and factors as we each desire, including our own interests, and we have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting any others of us or any holder of the Company’s units, and neither we, our Board nor our Manager will be subject to any different standards imposed by our operating agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity, except that we each must act in good faith at all times. These modifications of fiduciary duties are expressly permitted by Delaware law. These modifications restrict the remedies available to the holders of our units for actions that, without such modifications, may constitute breaches of duty (including fiduciary duty).

Certain claims that may be brought against the Company or our Sponsor, Manager, directors, officers or other agents must be resolved by final and binding arbitration, which follows a different set of procedures and may be more restrictive than litigation.

Our operating agreement provides that all claims, controversies or disputes brought by or on behalf of one or more of our Members, record holders or beneficial owners of our units against the Company or our Sponsor, Manager or any of our directors, officers or other agents must be resolved by final and binding arbitration. As a result, we and our Members, record holders and beneficial owners of our units will not be able to pursue litigation in federal or state court against the Company or our Sponsor, Manager or any of our directors, officers, or other agents, and instead will be required to pursue such claims through a final and binding arbitration proceeding.

Our operating agreement provides that such arbitration proceedings would generally be conducted in accordance with the rules and policies of the American Arbitration Association. These rules and policies may provide significantly more limited rights than litigation in a federal or state court. In addition, our operating agreement provides that all arbitration proceedings will be closed to the public and confidential, that discovery will be limited to matters directly relevant to issues in the proceeding, and that the parties waive the right to a jury. Our operating agreement also generally provides that each party to an arbitration proceeding is required to bear its own expenses, including attorneys’ fees, that the arbitrator may not render an award that includes shifting of costs or expenses or, in a derivative case, award any portion of the Company’s award to any other party or other party’s attorneys and that all arbitrations must take place on an individual basis. The mandatory arbitration provisions of our operating agreement may discourage our Members, record holders or beneficial owners of our units from bringing, and attorneys from agreeing to represent such parties in, claims against the Company or our Sponsor, Manager or any of our directors, officers, or other agents. Any person or entity purchasing or otherwise acquiring or holding any interest in our units shall be deemed to have notice of and to have consented to our mandatory arbitration provisions.

The mandatory arbitration provisions of our operating agreement do not relieve us of our duties to comply with, and our Members, record holders and beneficial owners of our units cannot waive our compliance with, the federal securities laws and the rules and regulations thereunder. We believe that the mandatory arbitration provisions in our operating agreement are enforceable under both federal and state law, including with respect to federal securities law claims, however, there is uncertainty as to their enforceability and it is possible that they may ultimately be determined to be unenforceable.

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Our operating agreement designates the United States District Court for the Southern District of New York or, if that court does not have jurisdiction, the state courts of New York located in the borough of Manhattan, City of New York, as the sole and exclusive forum for certain claims precluded from resolution pursuant to the mandatory arbitration provision of our operating agreement.

Our operating agreement provides that all claims, controversies or disputes brought by or on behalf of one or more of our Members, record holders or beneficial owners of our units against the Company or our Sponsor, Manager or any of our directors, officers or other agents that are precluded from resolution by mandatory arbitration, must be brought before the United States District Court for the Southern District of New York or, if that court does not have jurisdiction, the state courts of New York located in the borough of Manhattan, City of New York, as the sole and exclusive forum for such preclude claim.

The portion of our exclusive forum selection provision designating the state courts of New York located in the borough of Manhattan, City of New York, as the exclusive forum for certain claims precluded from arbitration would not apply to claims brought to enforce a duty or liability created by the Exchange Act, as such claims fall under the exclusive jurisdiction of the federal courts, however the portion of our forum selection provision designating the United States District Court for the Southern District of New York would apply to any such claims. Our exclusive forum selection provision would apply to claims brought to enforce a duty or liability created by the Securities Act. The exclusive forum selection provision in our operating agreement may discourage our Members, record holders or beneficial owners of our units from bringing, and attorneys from agreeing to represent such parties in, claims against the Company or our Sponsor, Manager or any of our directors, officers or other agents. Any person or entity purchasing or otherwise acquiring or holding any interest in our units shall be deemed to have notice of and to have consented to our exclusive forum selection provision.

The exclusive forum selection provision of our operating agreement does not relieve us of our duties to comply with, and our Members, record holders and beneficial owners of our units cannot waive our compliance with, the federal securities laws and the rules and regulations thereunder. We believe that the exclusive forum selection provision in our operating agreement is enforceable under both federal and state law, including with respect to federal securities law claims, however, there is uncertainty as to its enforceability and it is possible that it may ultimately be determined to be unenforceable.

Holders of our Class A units have limited voting rights and may be bound by a majority or supermajority vote or by a vote of the holder of our Class M unit, as applicable.

We are owned by the holders of our Class A units, Class B units and Class M unit. Each Class A unit and each Class B unit entitles the holder thereof to one vote per unit. The Class M unit entitles the holder thereof to that number of votes equal to the product obtained by multiplying (i) the sum of aggregate number of outstanding Class A units plus Class B units, by (ii) 10, on matters on which the holder of our Class M unit has a vote.

The holders of our Class A units and Class B units have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement that would adversely change the rights of the Class A units or Class B units, as applicable, election of our directors (other than the Class M Director (as hereinafter defined)), removal of our directors for “cause” (other than the Class M Director), and our dissolution. Generally, matters to be voted on by the holders of our Class A units must be approved by a majority of the votes cast by all Class A units and Class B units, voting together as a single class, that are present in person or represented by proxy, although the vote to remove a director for “cause” requires a super-majority, four-fifths vote. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

Our Manager will hold our Class M unit for so long as it remains our manager. Accordingly, our Manager will be able to determine the outcome of all matters on which a holder of our Class M unit has a vote. Such matters include certain mergers and acquisitions, certain amendments to our operating agreement and the election of one Class III director (the “Class M Director”). The Class M unit does not represent an economic interest in the Company.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

We are externally managed by our Manager, who is an affiliate of our Sponsor. We may in the future decide to internalize our management function and, should we elect do so, we may acquire our Manager’s or its affiliates’, including our Sponsor’s, assets and personnel. We, our Operating Companies, and our Manager have entered into a management agreement. The terms of the management agreement restrict us from hiring or soliciting any employee of our Manager or its affiliates, including our Sponsor, for a period of two years from termination of the management agreement. In addition, upon any termination or non-renewal of the management agreement by us our Manager will be entitled to receive its prorated management fee through the expiration or termination date and will be paid a termination fee equal to six times the annual management fee earned by our Manager during the 12-month period ended as of the last day of the quarter immediately preceding the termination date (the “termination fee”); however, if less than 12 months have elapsed as of the termination date, the termination fee will be calculated by annualizing the management fee earned during the most recently completed quarter prior to the termination date. These provisions could make it costly or difficult for us to internalize management without incurring termination fees or acquiring assets and personnel from our Manager and its affiliates, including our Sponsor, for consideration that would be negotiated at the time of any such acquisition. Any termination fees we incur would be paid in cash and any consideration we pay for acquiring assets and personnel could take many forms, including issuance of units or cash payments, which could directly impact our NAV, by reducing the amount of our assets, or result in the dilution of your interest in us. If we internalize management, we will no longer pay management fees to our Manager, however, our direct expenses, such as the compensation and benefits costs and expenses associated with having officers and other employees and consultants, would increase. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease our net income and funds from operations and may further dilute your investment.

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We will incur increased costs and expenses associated with maintaining our status as a publicly traded partnership and operating as an Exchange Act reporting company.

We will incur additional costs and expenses associated with maintaining our status as a publicly traded partnership and operating as an Exchange Act reporting company. Costs and expenses that we will incur, include, without limitation, those associated with the preparation and filing of annual and quarterly reports, federal and state tax returns, Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, director compensation, accounting and audit fees and incremental insurance costs, including director and officer liability insurance. It is possible that actual costs and expenses associated with maintain our status as a publicly traded partnership and operating as an Exchange Act reporting company will be higher than we currently estimate and we may require additional capital or future earnings to cover these costs and expenses, which could materially and adversely affect our business, results of operations, financial condition and cash flows.

We are not required to comply with certain reporting and disclosure requirements that are applicable to other public companies.

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we have elected to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

●	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	submit certain executive compensation matters to Member advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding Member vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding Member vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

●	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We have elected to take advantage of the extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt, or (iii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

Also, even once we are no longer an emerging growth company, we still may not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act unless we meet the definition of a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act. In addition, so long as we are externally managed by our Manager and we do not directly compensate our executive officers, or reimburse our Manager or its affiliates for the compensation paid to persons who serve as our executive officers, we will not include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, will not be required to seek Member approval of executive compensation and golden parachute compensation arrangements pursuant to Sections 14A(a) and (b) of the Exchange Act. See “Plan of Operation—Emerging Growth Company.”

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Your investment returns may be reduced if we are required to register as an investment company under the Investment Company Act.

We will engage primarily in the business of investing in real estate and to conduct our operations such that neither we nor any of our subsidiaries are required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”). See “Questions and Answers About This Offering—Are there Investment Company Act considerations?”

Maintaining our exclusion from registration under the Investment Company Act will limit our ability to make certain investments. In addition, although we intend to continuously monitor our holdings, there can be no assurance that we, our Operating Companies or any of the subsidiaries of our Operating Companies will be able to maintain our exclusion from registration. A change in the value of any of our assets could negatively affect our ability to maintain our exclusion from registration and we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise want to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

We enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with affiliates of our Sponsor and Manager, including Belpointe SP, LLC.

All of our assets are and will continue to be held by, and all of our operations are and will continue to be conducted through our Operating Companies, either directly or indirectly through subsidiaries. expand our investment portfolio, we will continue to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with affiliates of our Sponsor and Manager, such as Belpointe SP, LLC (“Belpointe SP”), or its affiliates (together with Belpointe SP, the “Belpointe SP Group”), as well as independent developers and owners.

We have and will continue to acquire interests in properties where a member of the Belpointe SP Group will act as general partner or co-general partner, manager or co-manager, developer or co-developer, or any of the foregoing, all of which will be structured in one of the following formats:

●	A member of the Belpointe SP Group will act as the general partner, co-general partner, manager, co-manager or as managing member of joint ventures in which our Operating Companies, directly or indirectly through subsidiaries, will participate as limited partners or non-managing members, to acquire stabilized, cash flow generating real estate assets that do not require renovation or development, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate companies, select private equity investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses.

●	A member of the Belpointe SP Group will act as the general partner, manager or managing member of joint ventures in which our Operating Companies, directly or indirectly through subsidiaries, will participate as limited partners or non-managing members, and a member of the Belpointe SP Group will act as the developer of the projects owned by the joint ventures.

●	A member of the Belpointe SP Group will act as the general partner, manager or managing member of joint ventures in which our Operating Companies, directly or indirectly through subsidiaries, will participate as limited partners or non-managing members. A member of the Belpointe SP Group will retain the services of a local developer to create a Belpointe satellite office, which will act as the developer for multiple joint venture projects within specific regions of the United States and its territories. These satellite offices will enable us to increase our presence and expertise in multiple regions.

●	Our Manager or a member of the Belpointe SP Group will set up exclusive programmatic joint ventures with experienced regional developers to co-invest and co-develop in one or more projects within specific regions of the United States and its territories. A member of the Belpointe SP Group will act as the general partner, manager or managing member of the programmatic joint ventures with our Operating Companies, directly or indirectly through subsidiaries, participating as limited partners or non-managing members. These programmatic joint ventures will enable us to increase our presence and expertise in multiple regions.

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●	Our Manager or a member of the Belpointe SP Group will enter into joint ventures with experienced local developers to co-invest and co-develop projects on a deal-by-deal basis. A member of the Belpointe SP Group will act as the general partner, manager or managing member of the joint ventures with our Operating Companies, directly or indirectly through subsidiaries, participating as limited partners or non-managing members. A member of the Belpointe SP Group may act as the co-developer of projects with the joint venture partners and developers.

●	Our Manager or a member of the Belpointe SP Group will enter into joint ventures with independent third-party experienced local developers to co-invest and co-develop on our behalf. The joint venture partners and developers will typically act as the general partner or managing member for the joint ventures with our Operating Companies, directly or indirectly through subsidiaries, participating as the limited partners or non-managing members.

We do not anticipate members of the Belpointe SP Group making any capital commitments to, or cash investments in, any of our joint venture investments. In addition, any membership interests that members of the Belpointe SP Group hold in our joint venture investments in their capacity as a general partner, manager or managing member will be exempt from paying any promotes.

Under these joint venture arrangements, members of the Belpointe SP Group, their development affiliates and co-development partners will be entitled to receive project level fees, reimbursement by the joint ventures for fees and expenses, their promoted interest on a deal-by-deal basis and other fees. If a joint venture includes third party limited partners or non-managing members, in addition to a directly or indirectly owned subsidiary of one of our Operating Companies, the general partner, manager or managing member of that joint venture, including members of the Belpointe SP Group, will receive a promoted interest on capital invested by all limited partners or non-managing members, however the promoted interest on third-party limited partners’ or non-managing members’ capital may be different from the promoted interest on our capital. For a detailed description of our anticipated joint venture, partnerships, co-tenancies and other co-ownership arrangements, see “Investment Objectives and Strategies—Opportunity and Market Overview—Joint Venture and Other Co-Ownership Arrangements” for additional details regarding our joint ventures, partnerships, co-tenancies and other co-ownership arrangements.

We may make a substantial amount of joint venture investments, including with affiliates of our Manager and Sponsor, such as members of the Belpointe SP Group. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.

We may co-invest in joint ventures with affiliates of our Manager and Sponsor, including members of the Belpointe SP Group, or third parties in partnerships or other entities that own real estate properties. We may acquire non-controlling interests in joint ventures. Even if we have some control in a joint venture, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were another party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the joint venture partner would have full control over the joint venture. Disputes between us and joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.

If we have a right of first refusal to buy out a joint venture partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a joint venture partner subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. In some joint ventures we may be obligated to buy all or a portion of our joint venture partner’s interest in connection with a crystallization event, and we may be unable to finance such a buy-out when such crystallization event occurs, which may result in interest or other penalties accruing on the purchase price. If we buy our joint venture partner’s interest, we will have increased exposure in the underlying investment. The price we use to buy our joint venture partner’s interest or sell our interest is typically determined by negotiations between us and our joint venture partner and there is no assurance that such price will be representative of the value of the underlying property or equal to our then-current valuation of our interest in the joint venture that is used to calculate our NAV. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason or if our interest is likewise subject to a right of first refusal of our joint venture partner, our ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with affiliates of our Manager and Sponsor, including members of the Belpointe SP Group, may also entail further conflicts of interest. Some additional risks and conflicts related to our joint venture investments (including joint venture investments with our Manager, Sponsor and members of the Belpointe SP Group) include:

●	the joint venture partner may have economic or other interests that are inconsistent with our interests, including interests relating to the financing, management, operation, leasing or sale of the assets purchased by such joint venture;

●	tax, Investment Company Act and other regulatory requirements applicable to the joint venture partner may cause it to want to take actions contrary to our interests;

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●	the joint venture partner may have joint control of the joint venture even in cases where its economic stake in the joint venture is significantly less than ours;

●	under the joint venture arrangement, neither we nor the joint venture partner will be in a position to unilaterally control the joint venture, and deadlocks may occur. Such deadlocks could adversely impact the operations and profitability of the joint venture, including as a result of the inability of the joint venture to act quickly in connection with a potential acquisition or disposition. In addition, depending on the governance structure of such joint venture partner, decisions of such vehicle may be subject to approval by individuals who are independent of us;

●	under the joint venture arrangement, we and the joint venture partner may have a buy/sell right and, as a result of an impasse that triggers the exercise of such right, we may be forced to sell our investment in the joint venture, or buy the joint venture partner’s share of the joint venture at a time when it would not otherwise be in our best interest to do so; and

●	our participation in investments in which a joint venture partner participates will be less than what our participation would have been had such other vehicle not participated, and because there may be no limit on the amount of capital that such joint venture partner can raise, the degree of our participation in such investments may decrease over time.

Furthermore, we may have conflicting fiduciary obligations if we acquire properties with our affiliates or other related entities; as a result, in any such transaction we may not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

Operational risks may disrupt our business, result in losses or limit our growth.

We rely heavily on our Sponsor’s financial, accounting, communications and other data processing systems. Such systems may fail to operate properly or become disabled as a result of tampering or a breach of the network security systems or otherwise. In addition, such systems are from time to time subject to cyberattacks. Breaches of our Sponsor’s network security systems could involve attacks that are intended to obtain unauthorized access to our proprietary information or personal identifying information of holders of our Class A units, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses, cyberattacks and other means and could originate from a wide variety of sources, including unknown third parties outside of our Sponsor Although our Sponsor takes various measures to ensure the integrity of such systems, there can be no assurance that these measures will provide protection. If such systems are compromised, do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

In addition, we rely on third-party service providers for certain aspects of our business, including for certain information systems, technology and administration. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our operations and could affect our reputation and hence adversely affect our business.

If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If our risk management efforts are ineffective, we could suffer losses or face litigation and sanctions or fines from regulators.

Our techniques for managing risks may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict.

Risks Related our Assets and Investments

Our success is dependent on general market and economic conditions as well as numerous other factors outside of our control.

Our activities and investments may be adversely affected by changes in market, economic, political or regulatory conditions, such as fluctuations in real estate market prices, rising interest rates, availability of credit, credit defaults, rising inflation rates, supply chain disruptions, labor shortages, economic uncertainty, changes in laws (including laws relating to taxation of us or of our investments), and national and international political, environmental and socioeconomic circumstances (including disease outbreaks, wars, cyberattacks, terrorist acts or security operations), such as the escalating conflict between Russia and Ukraine and the severe economic sanctions and export controls imposed by the U.S. and other governments against Russia and Russian interests, as well as by numerous other factors outside of our control.

In addition, our financial condition may be adversely affected by an economic downturn, related to market, economic or political instability, or otherwise. A recession, slowdown or sustained downturn in the U.S. or global economy (or any particular segment thereof), inflationary pressures or the weakening of credit markets could adversely affect the value of our investments and our profitability, impede our ability to perform under or refinance our existing obligations, and impair our ability to effectively deploy our capital or effectively exit or realize upon investments on favorable terms.

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It is not possible for us to predict whether or to what extent these factors may negatively impact economies around the world, including the U.S., and if any of the foregoing market, economic or political issues are not managed appropriately, they could impair our profitability or result in substantial or total losses to us in respect of certain investments, which losses may be exacerbated by our use of leverage.

COVID-19 continues to pose significant threats and in certain cases serious disruptions to the U.S. and global economy.

COVID-19 has and continues to pose significant threats and in certain cases serious disruptions to the U.S. and global economy, especially in light of variants that appear to spread more easily than the original virus, and has, among other things, created ongoing disruptions in global supply chains, impacted job markets and adversely affected a number of industries. With vaccines now more widely available, as of the date of this prospectus, the global economy as started to reopen and restrictions imposed by governmental and other authorities to contain the spread of the virus, such as business closures and limitations on travel, as well as responses by businesses and individuals to reduce the risk of exposure to infection, including through reduced travel, cancellation of in-person events, and implementation of work-at-home policies, have begun to ease. Nevertheless, the recovery could remain uneven and is subject to setbacks, particularly given the uncertainty surrounding the distribution and acceptance of vaccines and their effectiveness against new variants. As a result, we remain unable to predict when normal economic activity and business operations will fully resume and COVID-19 continues to present material uncertainty and risk with respect to our future performance and future financial results, including the potential to negatively impact our costs of operations, the value of any investments we make and laws, regulations and governmental and regulatory policies applicable to us.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

We face competition from various entities for investment opportunities, including other qualified opportunity funds, REITs, DSTs, pension funds, insurance companies, private equity and other alternative investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by our Sponsor and its affiliates, especially those with investment strategies that are similar to our own, may compete with us for investment opportunities.

Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do. Larger competitors may also enjoy significant advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investments may increase over time. Any such increase would result in greater demand for investment opportunities and could result in our acquiring assets and investments at higher prices or using less-than-ideal capital structures. If we pay higher prices for our assets and investments, our returns could be lower and the value of our assets and investments may not appreciate or may decrease significantly below the prices paid, and you may experience a lower than anticipated return on your investment.

Our performance is subject to risks associated with the real estate industry.

The real estate industry is cyclical in nature, and a deterioration of real estate fundamentals generally, and in the areas where our properties are located in particular, will have an adverse effect on the performance of our investments. The value of real estate assets and real estate-related investments can fluctuate for various reasons. The following factors, among others, may adversely affect the real estate industry, including our properties, and could therefore adversely impact our financial condition and results of operations:

●	interest rate fluctuations and lack of availability of financing;

●	changes in national, regional or local economic, demographic or capital market conditions;

●	persistent inflation;

●	a lack of appropriate real estate investment opportunities, including appropriate qualified opportunity zone investment opportunities;

●	disease outbreaks;

●	acts of war, cyberattacks or terrorism;

●	bank liquidity;

●	increases in borrowing rates;

●	changes in environmental and zoning laws;

●	fluctuations in energy costs;

●	overbuilding and increased competition for properties targeted by our investment strategy;

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●	future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;

●	changes in supply and demand fundamentals;

●	limitations, reductions or eliminations of tax benefits;

●	casualty or condemnation losses;

●	bankruptcy, financial difficulty or lease default of a major tenant;

●	regulatory limitations on rent;

●	increased mortgage defaults and the availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable;

●	changes in laws, regulations and fiscal policies, including increases in property taxes and limitations on rental rates;

●	natural disasters, severe weather patterns and similar events.

●	declines in consumer confidence and spending; and

●	public perception that any of the above events may occur.

All of these factors are beyond our control. Moreover, certain significant expenditures associated with real estate (such as real estate taxes, maintenance costs and, where applicable, mortgage payments) have no relationship with, and thus do not diminish in proportion to, a reduction in income from the property. Any negative changes in these factors could impair our ability to meet our obligations and make distributions to holders of our Class A units and could adversely impact our ability to effectively achieve our investment objectives and reduce the overall returns on our investments.

Real estate investments are subject to general industry downturns as well as downturns in specific geographic regions. We cannot predict occupancy levels for a particular property or whether any tenant or mortgage or other real estate related loan borrower will remain solvent. We also cannot predict the future value of our investments. Accordingly, we cannot guarantee that you will receive cash distributions.

Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic regions. For example, as of the date of this prospectus, a majority of our investments are located in Florida. Historically Florida has been at greater risk of acts of nature such as hurricanes and tropical storms and has been subject to more pronounced real estate downturns than other regions. Accordingly, our business, financial condition and results of operations may be particularly susceptible to downturns or changes in the local Florida economies where we operate. Moreover, we cannot predict occupancy levels for a particular property or whether any tenant or mortgage or other real estate related loan borrower will remain solvent. We also cannot predict the future value of our investments. Accordingly, we cannot guarantee that you will receive cash distributions.

There are significant risks associated with the development or redevelopment of our real estate investments that may prevent their completion on budget and on schedule and which may adversely affect our financial condition and results of operations.

We may engage in extensive development or redevelopment activities with respect to our real estate investments, including, without limitation, grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces). Such development and redevelopment activities entail risks that could adversely impact our financial condition and results of operations, including:

●	construction costs, which may exceed our original estimates due to increases in materials, labor or other costs, which could make the project less profitable;

●	permitting or construction delays, which may result in increased debt service expense and increased project costs, as well as deferred revenue;

●	supply chain issues or other unavailability of raw materials when needed, which may result in project delays, stoppages or interruptions, which could make the project less profitable;

●	federal, state and local grants to complete certain highways, interchange, bridge projects or other public improvements may not be available, which could increase costs and make the project less profitable;

●	availability and timely receipt of zoning and other regulatory approvals to develop or redevelop our properties for a particular use or with respect to a particular improvement;

●	claims for warranty, product liability and construction defects after a property has been built;

●	claims for injuries that occur in the course of construction activities;

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●	poor performance or nonperformance by, or disputes with, any of our contractors, subcontractors or other third parties on whom we will rely;

●	health and safety incidents and site accidents;

●	unforeseen engineering, environmental or geological problems, which may result in delays or increased costs;

●	labor shortages, stoppages, slowdowns or interruptions;

●	compliance with environmental planning and protection regulations and related legal proceedings;

●	liabilities, expenses or project delays, stoppages or interruptions as a result of challenges by third parties in legal proceedings;

●	delay or inability to acquire property, rights of way or easements that may result in delays or increased costs;

●	acts of war, cyberattacks or terrorism; and

●	weather-related and geological interference, including landslides, earthquakes, floods, drought, wildfires and other events, which may result in delays or increased costs.

We cannot assure you that projects will be completed on schedule or that construction costs will not exceed budgeted amounts. Failure to complete development or redevelopment activities on budget or on schedule may adversely affect our financial condition and results of operations.

Our Manager’s due diligence may not reveal all factors or risks affecting an investment.

There can be no assurance that our Manager’s due diligence processes will uncover all relevant facts that would be material to an investment decision. Before making an investment, our Manager will assess the strength of the underlying asset and any other factors that it believes are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, our Manager will rely on the resources available to it and, in some cases, investigations by third parties.

Actual rents we receive may be less than estimated, operating expenses may be higher than anticipated and we may experience a decline in rental rates from time to time, any of which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our estimated market rents across the properties in our portfolio or operating expenses at properties in our portfolio may be higher than anticipated. In addition, depending on market rental rates at any given time as compared to expiring leases on properties in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates across our portfolio, or operating expenses are higher than anticipated, our ability to generate cash flow growth will be negatively impacted.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distributions. In addition, the resale value of the property could be diminished because the market value of our properties will depend principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of your investment.

Further, a decline in general economic conditions in the markets in which our investments are located or in the U.S. generally could lead to an increase in tenant defaults, lower rental rates and less demand for commercial real estate space in those markets. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

We may enter into long-term leases with tenants in certain properties, which may not result in fair market rental rates over time.

We may enter into long-term leases with tenants of certain of our properties or include renewal options that specify a maximum rate increase. These leases often provide for rent to increase over time; however, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under our long-term leases is less than then-current market rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our cash available for distributions could be lower than if we did not enter into long-term leases.

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Certain properties that we acquire may not have efficient alternative uses and we may have difficulty leasing them to new tenants or have to make significant capital expenditures to get them to do so.

Certain properties that we acquire may be difficult to lease to new tenants, should the current tenant terminate or choose not to renew its lease. These properties will generally have received significant tenant-specific improvements and only very specific tenants may be able to use such improvements, making the properties very difficult to re-lease in their current condition. Additionally, an interested tenant may demand that, as a condition of executing a lease for the property, we finance and construct significant improvements so that the tenant could use the property. This expense may decrease cash available for distribution, as we likely would have to (i) pay for the improvements up-front or (ii) finance the improvements at potentially unattractive terms.

We will depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to pay distributions.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions we pay.

If any of our significant tenants were adversely affected by a material business downturn or were to become bankrupt or insolvent, our results of operations could be adversely affected.

General and regional economic conditions may adversely affect our major tenants and potential tenants in our markets. Our major tenants may experience a material business downturn, which could potentially result in a failure to make timely rental payments or a default under their leases. In many cases, through tenant improvement allowances and other concessions, we will have made substantial up-front investments in the applicable leases that we may not be able to recover. In the event of a tenant default, we may experience delays in enforcing our rights and may also incur substantial costs to protect our investments.

The bankruptcy or insolvency of a major tenant or lease guarantor may adversely affect the income produced by our properties and may delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums altogether. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

If any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business, default under their leases, fail to renew their leases or renew on terms less favorable to us than their current terms, our results of operations and cash flow could be adversely affected.

We expect to acquire primarily qualified opportunity zone investments, with a focus on markets with favorable risk-return characteristics. If our investments in these geographic areas experience adverse economic conditions, our investments may lose value and we may experience losses.

Our initial investments consist of and are expected to continue to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, office, mixed-use, data centers and solar projects located throughout the United States and its territories. These qualified opportunity zone investments will carry the risks associated with certain markets where we acquire properties. Consequently, we may experience losses as a result of being overly concentrated in certain geographic areas. A worsening of economic conditions in U.S. markets and, in particular, the markets where we end up acquiring properties, could have an adverse effect on our business and could impair the value of our collateral.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease your overall investment return.

We enter into joint ventures to acquire properties and other assets and investments. We also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

●	that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

●	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

●	that such co-venturer, co-tenant or partner may be delegated certain “day-to-day” property operating procedures;

●	that such co-venturer, co-tenant or partner may be in a position to act contrary to our instructions or requests or contrary to our policies or objectives; or

●	that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our operations.

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Any of the above might subject an investment to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

We intend to seek opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses.

We intend to seek opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses using our equity as transaction consideration. These acquisitions will involve significant challenges and risks, including, without limitation, regulatory complexities associated with integrating other qualified opportunity funds and qualified opportunity zone businesses into our organizational structure in a manner that is consistent with our qualification as a publicly traded partnership and qualified opportunity fund, new regulatory requirements and compliance risks that we may become subject to as a result of acquisitions, unforeseen or hidden liabilities or costs that may adversely affect our NAV following such acquisitions, and the risk that any of our proposed acquisitions do not close. Any of these challenges could disrupt our ongoing operations, increase our expenses and adversely affect our results of operations and financial condition.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage, insure, bond over, or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distributions.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to you.

We expect that all of our properties will be subject to Phase I environmental assessments at the time they are acquired; however, such assessments may not provide complete environmental histories due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire the property. A Phase I environmental assessment is an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property. If any of our properties were found to contain hazardous or toxic substances after our acquisition, the value of our investment could decrease below the amount paid for such investment.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended (the “ADA”). Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce our net income and the amount of cash available for distributions to you.

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Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and amounts available for distributions.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured or under insured loss, which may reduce the value of your investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured or under insured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to you.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Many factors that are beyond our control affect the market for commercial real estate, real estate-related assets and private equity investments and could affect our ability to sell assets and investments for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because commercial real estate, real estate-related assets and private equity investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell an investment on the terms we want, it may be necessary to expend funds to improve our investments. However, we can give no assurance that we will have the funds available make such improvements. As a result, we expect many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Declines in the market values of our investments may adversely affect results of operations and credit availability, which may reduce earnings and, in turn, cash available for distributions.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets decline, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distributions.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market capitalization rates, increases in market vacancy, or decreases in market rents.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the cash available for distributions.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash available for distributions. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to holders of our Class A units, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Risks Related to Conflicts of Interest

There are conflicts of interest between us, our Manager and its affiliates.

Our executive officers, Brandon Lacoff and Martin Lacoff, are executive officers of our Manager and its affiliates, including our Sponsor. Prevailing market rates are determined by our Manager based on industry standards and expectations of what our Manager would be able to negotiate with a third party on an arm’s length basis. All of the agreements and arrangements between us and our Manager or its affiliates, including those relating to compensation, are not the result of arm’s length negotiations with an unaffiliated third party. Some of the conflicts inherent in our transactions with our Manager and its affiliates, and the limitations on our Manager and its affiliates adopted to address these conflicts, are described below. We, our Manager and its affiliates will try to balance our interests with their own. However, to the extent that our Manager and its affiliates take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to the holders of our Class A units and the NAV of our Class A units.

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The interests of our Manager, and its affiliates may conflict with your interests.

The management agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of our Manager and its affiliates. This risk is increased by our Sponsor and our Manager being controlled by Brandon Lacoff and Martin Lacoff, who currently participate, and are expected to sponsor and participate, directly or indirectly, in other offerings by our Sponsor and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

●	our Sponsor, Manager, and their affiliates may continue to offer other real estate, real estate-related and private equity investment opportunities, including additional offerings similar to this offering, and may make investments in assets for their own respective accounts, whether or not competitive with our business;

●	our Sponsor, Manager, and their affiliates will not be required to disgorge any profits, fees or other compensation they may receive from any other business they own or operate separately from us, and you will not be entitled to receive or share in any of the profits, returns, fees or other compensation from any other business owned or operated by our Sponsor, Manager or their affiliates;

●	we may engage our Sponsor, Manager or their affiliates to perform services at prevailing market rates. Prevailing market rates are determined by our Manager based on industry standards and expectations of what our Sponsor and our Manager would be able to negotiate with a third party on an arm’s length basis; and

●	our Sponsor, Manager and their affiliates are not required to devote all of their time and efforts to our business and affairs.

Holders of our Class A units will have no right to enforce the obligations of our Sponsor, Manager or any of their or our affiliates under the terms of any agreements with the Company.

Any agreements between the Company, on one hand, and our Sponsor, Manager or any of their or our affiliates, on the other, will not grant to the holders of our Class A units, separate and apart from the Company, the right to enforce the terms of such agreements or any obligations of our Sponsor, Manager or their or our affiliates in favor of the Company.

The management fee our Manager receives will be based on our NAV and our Manager is ultimately responsible for calculating our NAV.

We pay our Manager a quarterly management fee at an annualized rate of 0.75%. The management fee is based on our NAV, as calculated by our Manager at the end of each quarter. Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, no later than the first quarter following the December 31, 2022 year end, our NAV will be announced within approximately 60 days of the last day of each quarter. Our NAV will be calculated using a process designed to produce a fair and accurate estimate of the price that would be received for our assets and investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our assets and investments. As with any asset valuation protocol, the conclusions reached by our Manager or any third-party firm that we engage to prepare or assist with preparing the NAV of our Class A units will involve significant judgments, assumptions and opinions in the application of both observable and unobservable attributes that may or may not prove to be correct. It is important to note that the determination of our NAV will not be based on, nor is it intended to comply with, fair value standards under U.S. GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. There can be no assurance that the judgments, assumptions and opinions used by our Manager to calculate our NAV, or the resulting NAV, will be the same as those judgments, assumptions and opinions that would be used, or the NAV that would be calculated, by an independent third-party firm. In addition, our Manager may benefit by us retaining ownership of our assets and investments in order to avoid a reduction in our NAV at times when the holders of our Class A units may be better served by the sale or disposition of our assets or investments. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of our Class A units may not accurately reflect the value of our assets and investments, and your Class A units may be worth less than the purchase price paid.

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Risks Related to Sources of Financing and Hedging

We may incur significant debt, which may subject us to increased risk of loss and may reduce cash available for distributions.

Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our investment portfolio’s cash flow. Our targeted aggregate property-level leverage, excluding any debt at the REIT level or on assets under development or renovation, after we have acquired a substantial portfolio of stabilized properties, is between 50-70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized commercial real estate, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. Our Manager may from time to time modify our leverage policy in its discretion. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

●	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements or pay distributions of excess cash flow held in reserve by such financing sources, or (iii) the loss of some or all of our assets to foreclosure or sale;

●	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

●	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, distributions to holders of our Class A units or other purposes; and

●	we are not able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

There can be no assurance that a leveraging strategy will be successful.

Any lending facilities will likely impose restrictive covenants.

Any lending facilities which we enter into would be expected to contain customary negative covenants and other financial and operating covenants that, among other things, may affect our ability to incur additional debt, make certain investments or acquisitions, reduce liquidity below certain levels, pay distributions, redeem debt or equity securities and impact our flexibility to determine our operating policies and investment strategies. For example, such loan documents may contain negative covenants that limit, among other things, our ability to distribute more than a certain amount of our net income or funds from operations to holders of our Class A units, employ leverage beyond certain amounts, sell assets, engage in mergers or consolidations, grant liens, and enter into transactions with affiliates (including amending the management agreement with our Manager in a material respect). If we fail to meet or satisfy any such covenants, we would likely be in default under these agreements, and the lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We could also become subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default.

Interest rate fluctuations could increase our financing costs and reduce our ability to generate income on our investments, each of which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments.

Our primary interest rate exposures will relate to the yield on our investments and the financing cost of our debt, as well as any interest rate derivatives that we utilize for hedging purposes. Changes in interest rates will affect our net interest income, which is the difference between the income we earn on our investments and the interest expense we incur in financing these investments. Interest rate fluctuations resulting in our interest expense exceeding income would result in operating losses for us. Changes in the level of interest rates also may affect our ability to invest in investments, the value of our investments and our ability to realize gains from the disposition of assets and investments.

To the extent that our financing costs will be determined by reference to floating rates, such as the Secured Overnight Financing Rate (SOFR) or a Treasury index, plus a margin, the amount of such costs will depend on a variety of factors, including, without limitation, (i) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (ii) the level and movement of interest rates, and (iii) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating rate debt would increase, while any income we earn may not compensate for such increase in interest expense.

Our operating results will depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments.

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Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distributions.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type and expected duration of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

●	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

●	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

●	the duration of the hedge may not match the duration of the related liability or asset;

●	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

●	the party owing money in the hedging transaction may default on its obligation to pay; and

●	we may purchase a hedge that turns out not to be necessary (i.e., a hedge that is out of the money).

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distributions. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Hedging instruments are often not traded on regulated exchanges or guaranteed by an exchange or its clearing house and involve risks and costs that could result in material losses.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates, we may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they are often not traded on regulated exchanges or guaranteed by an exchange or its clearing house. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price.

Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

Any bank credit facilities and repurchase agreements that we may use in the future to finance our assets may require us to provide additional collateral or pay down debt.

We may utilize bank credit facilities, repurchase agreements (including term loans and revolving facilities) or guarantee arrangements to finance our assets if they become available on acceptable terms. Such financing arrangements, including any guarantees, would involve the risk that the market value of any investments pledged by us to the provider of the bank credit facility or repurchase agreement counterparty may decline in value, in which case the lender may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the lender could accelerate our indebtedness or enforce our guarantee, increase the interest rate on advanced funds and terminate our ability to borrow funds from it, which could materially and adversely affect our financial condition and ability to implement our investment strategy. In addition, if the lender files for bankruptcy or becomes insolvent, our loans and guarantees may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to bank credit facilities and increase our cost of capital. The providers of bank credit facilities and repurchase agreement financing may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. If we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

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We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties.

When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one real property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to make distributions will be adversely affected. Accordingly, our approach to investing in properties utilizing leverage in order to accomplish our investment objectives may present more risks to investors than comparable real estate programs that do not utilize borrowing to the same degree.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions.

Some of our financing arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment is uncertain and may depend upon our ability to obtain replacement financing or our ability to sell particular properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. Such a refinancing would be dependent upon interest rates and lenders’ policies at the time of refinancing, economic conditions in general and the value of the underlying properties in particular. The effect of a refinancing or sale could affect the rate of return to the holders of our Class A units and the projected time of disposition of our assets.

Our access to sources of financing may be limited and thus our ability to grow our business and to maximize our returns may be adversely affected.

Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. We may also issue additional debt or equity securities to fund our growth.

Our access to sources of financing will depend upon a number of factors, over which we have little or no control, including:

●	general economic or market conditions;

●	the market’s view of the quality of our assets;

●	the market’s perception of our growth potential; and

●	our current and potential future earnings and cash distributions.

We will need to periodically access the capital and credit markets to raise cash to fund new investments. Unfavorable economic or market conditions may increase our funding costs, limit our access to the capital or credit markets or could result in a decision by potential lenders not to extend credit. An inability to successfully access the capital or credit markets could limit our ability to grow our business and fully execute our investment strategy and could decrease our earnings, if any. In addition, uncertainty in the capital and credit markets could adversely affect one or more private lenders and could cause one or more of our private lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on our private lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. No assurance can be given that we will be able to obtain any such financing on favorable terms or at all.

Risks Relating to U.S. Federal Taxation

If we fail to maintain our qualification as a partnership for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity level U.S. federal income tax and, as a result, our cash available for distributions and the value of our Class A units could materially decrease.

The anticipated after-tax economic benefit of an investment in our Class A units depends in large part on our being treated as a partnership for U.S. federal income tax purposes. Despite the fact that we are organized as a limited liability company under Delaware law, it is possible that under certain circumstances we would be treated as a corporation for federal income tax purposes. If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 21%, and would likely pay state and local income tax at varying rates. Our distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions or credits would flow through to holders of our units. Because a tax would be imposed on us as a corporation, our cash available for distributions would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in cash flow and after-tax return to holders of our Class A units, likely causing a substantial reduction in the value of our Class A units. See “Material U.S. Federal Tax Considerations—Taxation of Belpointe PREP, LLC”

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There can be no assurance that we will continue to meet the requirements for classification as a qualified opportunity fund.

We qualified as a “qualified opportunity fund” beginning with our taxable year ended December 31, 2020. We intend to manage our affairs so that we continue to meet the requirements for classification as a “qualified opportunity fund,” pursuant to Section 1400Z-2 of the Internal Revenue Code of 1986, as amended, and the related regulations issued by the U.S. Department of the Treasury and U.S. Internal Revenue Service (the “IRS”) on December 19, 2019, together with the correcting amendments issued on April 6, 2020, additional relief issued on January 13, 2021 and further correcting amendments issued on August 5, 2021 (collectively the “Opportunity Zone Regulations”). However, qualified opportunity funds and the Opportunity Zone Regulations are a relatively new and as yet untested, and our ability to be treated as a qualified opportunity fund and to operate in conformity with the requirements to continue to be treated as a qualified opportunity fund is subject to uncertainty. If we fail to continue to meet the requirements for classification as a qualified opportunity fund, holders of our Class A units would lose the tax benefits associated with investing in a qualified opportunity fund and the value of our Class A units would likely be adversely affected.

Investors must make appropriate timely investments and elections in order to take advantage of the benefits of investing in a qualified opportunity fund.

In order to receive the benefits of investing in a qualified opportunity fund, taxpayers must make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which gain treated as capital gain (short-term or long-term) that result from the sale or exchange of capital assets would have been recognized had it not been deferred. In addition, Form 8997 (Initial and Annual Statement of Qualified Opportunity Fund (QOF) Investments) requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

The tax treatment of an investment in our Class A units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of an investment in our Class A units may be modified by administrative, legislative or judicial interpretation at any time. From time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that would affect us, including a prior legislative proposal that would have eliminated the “qualifying income” exception upon which we intend to rely for our treatment as a partnership for U.S. federal income tax purposes. There can be no assurance that there will not be changes to U.S. federal income tax laws or the Department of Treasury’s or IRS’s interpretation of the qualifying income and qualified opportunity fund rules in a manner that could impact our ability to continue to qualify as a partnership or qualified opportunity fund in the future, which could negatively impact the value of an investment in our Class A units. Any changes to the U.S. federal tax laws and interpretations thereof may be applied prospectively or retroactively and could make it more difficult or impossible for us to meet the qualifying income exception or qualified opportunity fund requirements and accordingly adversely affect the tax consequences associated with an investment in our Class A units.

If the IRS contests the U.S. federal income tax positions we take, the value our Class A units may be adversely impacted, and the cost of any IRS contest will reduce cash available for distributions.

The IRS may adopt positions that differ from the positions we have taken or may take on tax matters. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the value of our Class A units. In addition, the costs of any contest with the IRS will be borne indirectly by the holders of our Class A units because the costs will reduce our cash available for distribution.

If the IRS makes audit adjustments to our income tax returns, the IRS (and some states) may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustments directly from us, in which case our cash available for distribution holders of our Class A units might be substantially reduced, and current and former holders of our Class A units may be required to indemnify us for any taxes (including applicable penalties and interest) resulting from audit adjustments paid on their behalf.

Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

You will be required to pay U.S. federal income taxes and, in some cases, state and local income taxes, on your share of our taxable income, whether or not you receive cash distributions from us. For example, if we sell assets and reinvest the proceeds or use proceeds to repay existing debt, you may be allocated taxable income and gain resulting from the sale and our cash available for distribution would not increase. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax due from you with respect to that income.

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You will likely be subject to state and local taxes and return filing requirements as a result of investing in our Class A units.

In addition to federal income taxes, holders of our Class A units likely will be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future. Holders of our Class A units will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions, even if they do not live in these jurisdictions. Further, holders of our Class A units may be subject to penalties for failure to comply with those requirements. It is the responsibility of the holders of our Class A units to file all federal, state, local and foreign tax returns.

You will receive a Schedule K-1 to IRS Form 1065, which could increase the complexity of your tax circumstances.

We will prepare and deliver a Schedule K-1 to IRS Form 1065 for each holder of our Class A units. Your Schedule K-1 will contain information regarding your allocable share of our items of income, gain, loss, deduction, credit and adjustments to the carrying value of our assets and investments. Schedule K-1s are usually complex, and you may find that preparing your own tax returns requires additional time. You may also find it necessary or advisable to engage the services of an accountant or other tax adviser, at your own cost and expense, to assist with the preparation of your tax returns.

In addition, it is possible that your income tax liability with respect your allocable share of our income for a particular taxable year, as reflected on your Schedule K-1, could exceed the amount of cash distributions, if any, that we make to you for that taxable year, thus giving rise to an out-of-pocket tax liability. Accordingly, you should consult with your own accountant or other tax advisers concerning the tax consequences of your specific tax circumstances prior to acquiring, holding or disposing of any of our Class A units.

We do not expect to be able to furnish definitive Schedule K-1s to IRS Form 1065 to each holder of our Class A units prior to the deadline for filing U.S. income tax returns, which means that holders of our Class A units who are U.S. taxpayers should anticipate the need to file annually a request for an extension of the due date of their income tax returns. In addition, it is possible that holders of our Class A units may be required to file amended income tax returns.

As a partnership, our operating results, including distributions of income, gains, losses, deductions, credits and adjustments to the carrying value of our assets and investments, will be reported on Schedule K-1 to IRS Form 1065 and distributed annually to each holder of our Class A units. Although we currently intend to distribute Schedule K-1s on or around 90 days after the end of our fiscal year, it may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s. For this reason, holders of Class A units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return.

In addition, it is possible that a holder of our Class A units will be required to file amended income tax returns as a result of adjustments to items on the corresponding income tax returns of the Company or our Operating Companies. Any obligation of a holder of our Class A units to file amended income tax returns for the foregoing or any other reason, including any costs incurred in the preparation or filing of such returns, is the responsibility of each holder of our Class A units.

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Cautionary Note Regarding Forward-Looking Statements

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this prospectus or in the information incorporated by reference into this prospectus.

The forward-looking statements included in this prospectus are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	how widely utilized COVID-19 vaccines will be, whether they will be effective in preventing the spread of COVID-19 (including its variant strains), and their impact on the ultimate severity and duration of the COVID-19 pandemic;

●	actions that may be taken by governmental and other authorities as well as responses by businesses and individuals to contain the COVID-19 outbreak or to treat its impact;

●	the potential negative impacts of COVID-19 on the United States economy and on the Company’s investment portfolio, financial condition and business operations;

●	adverse developments in the availability of desirable investment opportunities whether they are due to competition, regulation or otherwise;

●	the general political, economic and competitive conditions in the United States;

●	the level and volatility of prevailing interest rates and credit spreads;

●	adverse changes in the real estate and real estate capital markets;

●	our ability to effectively deploy the proceeds raised in this offering;

●	our ability to comply with the rules and regulations relating to investing in qualified opportunity zones;

●	changes in the rules and regulations relating to the Tax Cuts and Jobs Act of 2017, including the qualified opportunity zone regulations and Section 199A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations adopted thereunder;

●	cyberattacks or breaches of our data security;

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	geopolitical challenges and uncertainties (including wars and other forms of conflict, terrorist acts and security operations), such as the escalating conflict between Russia and Ukraine;

●	rising inflation, supply chain disruptions, labor shortages and general economic uncertainty;

●	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

●	defaults on or non-renewal of leases by tenants;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	decreased rental rates or increased vacancy rates;

●	the risk associated with potential breach or expiration of a ground lease, if any;

●	difficulties in identifying properties to acquire and in consummating, real estate acquisitions, developments, joint ventures and dispositions;

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●	our failure to successfully operate acquired properties and operations;

●	exposure to liability relating to environmental and health and safety matters;

●	changes in real estate and zoning laws and increases in real property tax rates;

●	our failure to maintain our status as a publicly traded partnership and qualified opportunity fund;

●	failure of acquisitions to yield anticipated results;

●	risks associated with derivatives or hedging activity;

●	our level of debt and the terms and limitations imposed on us by our debt agreements;

●	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

●	our ability to retain our executive officers and other key personnel of our Sponsor, Manager and their affiliates;

●	expected rates of return provided to investors;

●	the ability of our Sponsor, Manager and their affiliates to source, originate and service our investments, and the quality and performance of these investments;

●	legislative or regulatory changes impacting our business or our investments;

●	changes in business conditions and the market value of our investments, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment programs sponsored by our Sponsor;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws;

●	difficulty in successfully managing our growth, including integrating new assets into our existing systems; and

●	changes to accounting principles generally accepted in the United States of America, or policy changes from standard-setting bodies such as the Financial Accounting Standards Board, the SEC, the Internal Revenue Service, the NYSE American and other authorities that we are subject to.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and strategies set forth in this prospectus will be achieved.

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Estimated Use of Proceeds

The following table presents information about the net proceeds raised in this offering, assuming that we sell the maximum offering amount of $1,000,000,000. We set our offering price at a price per Class A unit of within 5% of our current net asset value (“NAV”). Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, we plan to calculate our NAV within approximately 60 days of the last day of each quarter (the “Determination Date”). If our NAV increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price, effective as of the first business day following its public announcement. The adjusted offering price will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date.

We expect to use substantially all of the net proceeds from this offering (after paying for or reimbursing our Manager and its affiliates, including our Sponsor, for offering expenses) to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties located throughout the United States and its territories in accordance with our investment objectives and strategy. We also anticipate acquiring other real estate-related assets, including, but not limited to, commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. Our goal is to pay distributions from cash flow from operations. However, at the discretion of our Manager, subject to Board oversight, we may use other sources to fund distributions, including, without limitation, net proceeds of this offering. We have not established a limit on the amount of offering proceeds we may use to fund distributions.

We are offering up to $1,000,000,000 of our Class A units on a continuous “best efforts” basis at a price per Class A unit of within 5% of our current NAV. We may offer our Class A units (i) directly to investors, (ii) through Emerson Equity LLC (“Emerson”), a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”), (iii) through one or more additional dealer managers (together with Emerson, each a “Dealer Manager” and, collectively, the “Dealer Managers”), (iv) through certain wholesale broker-dealers, and (v) through certain investment advisors or financial planners who are registered with the SEC or state securities administrators, collectively referred to as “offering participants.” Our Dealer Managers will enter into participating dealer agreements and wholesale agreements with other broker-dealers that are members of FINRA, referred to as “selling group members,” to authorize those broker-dealers to sell our Class A units. We may also enter into wholesale agreements directly with wholesale broker-dealers that are members of FINRA to assist us with the offer and sale of Class A units through certain registered investment advisors and investment advisor platforms. In addition, we may enter into client introduction agreements directly with certain registered investment advisors and financial planners to assist us with introductions to certain to prospective investors. There is no minimum offering amount of Class A units that we, our Dealer Managers or any other offering participants must sell in this offering prior to conducing an initial closing and we plan to undertake closings on a rolling basis. Upon closings we will immediately use the net offering proceeds for the purposes described in this prospectus.

Investors will pay upfront selling commissions of up to 4.75% of the transaction price of each Class A unit sold in the offering. Investors will not pay upfront selling commissions on Class A units purchased through subscription directly from the Company.

We will reimburse our Manager and its affiliates, including our Sponsor, for all expenses incurred on our behalf in connection with the offering of our Class A units, which are initially expected to be approximately $5,000,000, and up to approximately 0.50% of gross offering proceeds if we raise the maximum offering amount. Offering expenses will include, without limitation, all legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, one-time due diligence fees paid to registered investment advisors or financial planners that we enter into client introduction agreements with, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith, but excluding upfront selling commissions or dealer-manager fees. Fees payable and expenses reimbursable to our Manager and its affiliates, including our Sponsor, may be paid, at the election of the recipient, in cash, by issuance of our Class A units at the then-current NAV, or through some combination of the foregoing. See “Management Compensation” for a more detailed description of the fees and expenses payable to our Manager and its affiliates.

Pending the use of any net proceeds we may invest in short-term, investment-grade obligations or accounts in a manner that is consistent with our qualification as a publicly traded partnership and qualified opportunity fund. Such short-term investments will not earn as high of a rate of return as we expect to earn from our commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity businesses. Because amounts in this table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Amount	Percent
Gross Offering Proceeds (1)	$1,000,000,000	100.00%
Less:
Upfront Selling Commissions and Dealer Manager Fees (1)	47,500,000	4.75%
Offering Expenses (2)	5,000,000	0.50%
Net Offering Proceeds	$947,500,000	94.75%

(1)	Assumes an average sales commission of 4.75% of the gross proceeds from the sale of Class A units. Actual commissions may vary. Investors will pay upfront selling commissions of up to 4.75% of the transaction price and upfront Dealer Manager fees of 0.25% of the transaction price; however, such amounts may vary pursuant to agreements with certain wholesalers and selling group members provided that the sum of upfront selling commissions and Dealer Manager fees shall not exceed 4.75% of the transaction price of each Class A unit sold.
(2)	The actual amount will vary depending on the number Class A units sold. Initially offering expenses are expected to be approximately $5,000,000 and may be up to approximately 0.50% of gross offering proceeds if we raise the maximum offering amount.

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Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2021 as follows:

●	on an actual basis;

●	on an as adjusted basis, giving effect to the sale and issuance by us of Class A units in this offering, based on an offering price of $100.00 per Class A unit, and after deducting estimated selling commissions and estimated offering expenses payable by us and giving effect to the use of proceeds described herein.

The as adjusted information set forth in the table below is for illustrative purposes only and will be adjusted based on the actual offering price and other terms of this offering. We set our offering price at a price per Class A unit of within 5% of our current net asset value (“NAV”). Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, we plan to calculate our NAV within approximately 60 days of the last day of each quarter (the “Determination Date”). If our NAV increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price, effective as of the first business day following its public announcement. The adjusted offering price will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date.

You should read the table below together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Our Units” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2021
	Actual	Pro Forma As Adjusted (1)
Cash and cash equivalents	$192,131	$1,139,631
Debt, net	10,790	10,790
Members’ Capital (Deficit)
Class A units, unlimited units authorized, 3,382,149 units issued and outstanding at December 31, 2021 (2)	323,683	1,271,183
Class B units, 100,000 units authorized, 100,000 units issued and outstanding at December 31, 2021	—	—
Class M unit, one unit authorized, one unit issued and outstanding at December 31, 2021	—	—
Total members’ capital excluding noncontrolling interest	323,683	1,271,183
Noncontrolling interest	192	192
Total members’ capital	323,875	1,271,375
Total capitalization	$334,665	1,282,165

(1)	Assumes the offering is fully subscribed, for which there can be no assurance, and total gross proceeds to the Company are $1,000,000,000.
(2)	The number of Class A units issued and outstanding on a pro forma as adjusted basis, after giving effect to the sale and issuance by us of Class A units in this offering, will vary based on the price at which we sell our Class A units. We set our offering price at a price per Class A unit of within 5% of our current NAV. Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, we plan to calculate our NAV within approximately 60 days of the last day of each quarter.

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Dilution

Dilution is the amount by which the offering price per Class A unit in this offering will exceed the pro forma net tangible book value per Class A unit after this offering.

As of December 31, 2021, we had a net tangible book value of $317.07 million, or $93.75 per Class A unit. After giving effect to the sale of our Class A units in this offering at an assumed public offering price of $[●] per Class A unit, and after deducting the estimated selling commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2021, would have been $947.5 million, or $[●] per Class A unit. This represents an immediate increase in net tangible book value of $[●] per Class A unit to existing unitholders and an immediate dilution of $[●] per Class A unit to investors purchasing Class A units in this offering.

The following table illustrates this dilution per Class A unit (amounts in thousands):

Assumed public offering price per Class A units (1)			$	[●]
Net tangible book value per Class A unit as of December 31, 2021 (2)	$	[●]
Increase (decrease) in net tangible book value per Class A unit attributable to this offering		[●]
Less: Pro forma net tangible book value per Class A unit after this offering (3)				[●]
Immediate dilution in net tangible book value per Class A unit to purchasers in this offering			$	[●]

(1)	We set our offering price at a price per Class A unit of within 5% of our current net asset value (“NAV”). Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, we plan to calculate our NAV within approximately 60 days of the last day of each quarter (the “Determination Date”). If our NAV increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price, effective as of the first business day following its public announcement. The adjusted offering price will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date.
(2)	Net tangible book value per Class A unit as of December 31, 2021, is determined by dividing net tangible book value by the number of Class A units owned by existing investors as of December 31, 2021. Net tangible book value equals total tangible assets less total tangible liabilities. Total tangible assets equals total assets less intangible lease assets, net. Total tangible liabilities equals total liabilities less below market rent liabilities, net and straight-line rent liabilities.
(3)	Pro forma net tangible book value per Class A unit after this offering is determined by dividing pro forma net tangible book value by the total number of Class A units to be outstanding after this offering. The total number of Class A units to be outstanding after this offering includes the number of Class A units owned by existing investors as of December 31, 2021, and the number of Class A units issued in this offering.

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Investment Objective and Strategies

Investment Objectives

Our primary investment objectives are:

●	to preserve, protect and return your capital contribution;

●	to pay attractive and consistent cash distributions;

●	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term; and

●	to realize growth in the value of our investments.

We cannot assure you that we will achieve our investment objectives. See the “Risk Factors” section of this prospectus.

Investment Strategy

We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets consist of qualified opportunity zone property. We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2020. Because we are a qualified opportunity fund certain of our investors are eligible for favorable capital gains tax treatment on their investments.

Our initial investments consist of and are expected to continue to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, office, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our investment guidelines delegate to our Manager discretion and authority to execute acquisitions and dispositions of investments (including the reinvestment of capital basis and gains) in commercial real estate properties located throughout the United States and its territories, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, provided such investments are consistent with our investment objectives and strategy and our investment guidelines. Our Manager’s investment committee will periodically review our portfolio of assets and investments, our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and may recommend changes to our Board as it deems appropriate. We may, at any time and without Member approval, cease to be a qualified opportunity fund and acquire assets that do not qualify as qualified opportunity zone investments. Furthermore, there are no prohibitions in our operating agreement on the amount or percentage of assets that may be invested in a single property.

In executing on our investment strategy, we also greatly benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience as a fund manager. These competitive advantages include, without limitation:

●	Our Sponsor’s experience and reputation as a seasoned real estate investment fund manager, which has historically provided our Sponsor with access to a large investment pipeline similar to the types of investments that we target as well as to the type of key market data that we will use to underwrite and manage our investment portfolio;

●	Our Sponsor’s network of relationships with financial institutions and other lenders which originate and distribute commercial real estate debt and other real estate-related products and finance the type of investments that we acquire;

●	Our Sponsor’s acquisition experience, which includes identifying, evaluating and underwriting real estate deals in multifamily and mixed-use properties in various locations throughout the United States and under a variety of market conditions; and

●	Our Sponsor’s asset management experience, which includes actively monitoring investments through critical property management, leasing, redevelopment and disposition activities.

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Investment Decisions and Asset Management

Within our investment strategy and guidelines, our Manager’s investment committee has discretion and authority with respect to the selection of specific investments and the acquisition and disposition of our assets. We believe that successful real estate investment requires implementation of strategies that permit favorable originations and purchases, effective asset management and timely disposition of those assets. Our Manager has developed a disciplined investment approach that combines the experience of its team of investment and asset management professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

We believe that active management is critical to creating value. Our Manager will continually re-evaluate the exit strategy of each asset in response to the performance of the individual asset, market conditions and our overall portfolio objectives to determine the optimal time to sell or refinance the asset.

To execute our disciplined investment approach, a team of our Manager’s investment and asset management professionals will take responsibility for the business plan of each of our investments. The following practices summarize our investment approach:

●	Market Research – The investment team will complete exhaustive market diligence on demographics, employment drivers, competing properties and capital market activity.

●	Physical Research – The investment team will engage third party property condition, environmental, zoning and code compliance, and building systems assessments to identify prospective investment deferred maintenance items and to validate capital requirement assumptions.

●	Underwriting Discipline – Our Manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for appreciation, potential for principal loss, tax considerations and liquidity. Only those assets meeting our investment guidelines will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, our Manager’s underwriting team will remain involved through the investment life cycle of the asset and consult with the other internal professionals responsible for the asset.

●	Asset Management – Prior to the purchase of an individual asset or portfolio, our Manager’s acquisition team will work in tandem with the asset management team to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to implement the contemplated business plan in an attempt to achieve the anticipated returns. We review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Opportunity and Market Overview

We believe that our innovative investment platform has the ability to disrupt the real estate investment industry through the unique combination of potential economic benefits that it offers holders of our Class A units, including: (i) multiple potential capital gains tax benefits; (ii) potential qualified business income tax benefits; (iii) significantly reduced fees payable to our Manager; (iv) no capital calls; (v) no investor servicing fees; (vi) significantly lower carried interest payable to our Manager; (vii) potential for liquidity events; and (viii) low minimum investment requirements, all of which should result in greater investment returns to holders of our Class A units than those generated by traditional private real estate funds, real estate investment trusts (“REITs”), Delaware statutory trusts (“DSTs”) and other traditional real estate investment platforms.

We use multiple investment platform structures to deploy capital, which we anticipate will give us access to higher quality investment opportunities and better execution of our investment strategies than less diverse investment models. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements.” We also greatly benefit from the resources provided by our Sponsor, its vertically integrated real estate platform and the experience of its principals.

Set forth below are some of the key benefits that we believe distinguish us from more traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms:

●	Capital Gains Tax Deferral – An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into our Class A units within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). Deferred Capital Gains are recognized on the earlier of December 31, 2026 or the date on which an inclusion event occurs, such as the date on which the investor sells its Class A units.

●	Capital Gains Tax Exemption – An eligible investor may elect to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange if the investor holds our Class A units for a period of ten years or more, up to December 31, 2047. Thus, for U.S. federal income tax purposes, an eligible investor will not recognize capital gains as a result of an appreciation in our Class A units.

●	No Depreciation Recapture – An eligible investor who elects to receive an increase in basis with respect to our Class A units equal to the fair market value of our Class A units on the date of their sale or exchange, if the investor has held our Class A units for a period of ten years or more, up to December 31, 2047, will not recognize depreciation recapture (excluding inventory gains) as a result of an appreciation in our Class A units.

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●	20% Qualified Business Income Deduction – Individual investors and some trust and estate investors are entitled to a deduction of up to 20% of their allocable share of our “qualified business income” for taxable years ending on or before December 31, 2025, subject to certain limitations. See “U.S. Federal Income Tax Considerations.”

●	Significantly Reduced Management Fees – Our Manager is paid annual management fees of only 0.75% of our NAV, which is significantly less than the management fees of 1.5%-2.1% typically charged by other traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms.

●	No Capital Calls – Investors will not be required to make capital contributions beyond the purchase price of their Class A units, unlike traditional private real estate funds and other real estate investment platforms.

●	No Investor Servicing Fees – We will not charge investor servicing fees, typically charged for other real estate investments offered through broker dealer platforms, which can add up to as much as 0.6% of invested capital on annual basis.

●	Significantly Lower Carried Interest – Our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from our Operating Companies or any subsidiary. This ownership interest will result in a “carried interest” to our Manager that is significantly lower than the carried interest of 15%-25% typically earned by external managers of traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms.

●	Ability to Use Equity as Transaction Consideration – We intend to make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses using our equity as transaction consideration, thereby preserving cash for other investing activities.

●	Greater Diversification – We hold a larger and more diversified portfolio of real estate and real estate-related assets than most other qualified opportunity zone real estate investment platforms. Greater diversification offers investors in our Class A units the potential to achieve greater returns at a lower risk.

●	Public Company Transparency – We are a reporting company subject to the periodic and current reporting requirements of the federal securities laws, requiring us to file, among other things, annual and quarterly reports (including financial statements, financial statement schedules and exhibits) and current reports disclosing material events. As a result, unlike private real estate investment platforms, investors in our Class A units will have access to regular updates regarding our performance.

●	Public Market Liquidity – Our Class A units are listed on the NYSE under the symbol “OZ.” As a result, we are the first and only qualified opportunity fund listed on a national securities exchange. Having our Class A units listed for trading on NYSE provides holders of our Class A units with liquidity in respect of their investment and greater control over the timing of purchases and sales of their Class A units.

●	Minimal Investment Requirements – We have set a minimum investment threshold of 100 Class A units, which we expect will allow for a broader base of investors to participate in our offering than would otherwise be able to participate in more traditional private real estate funds, REITs, DSTs and other traditional real estate investment platforms.

●	Development Expertise – Our Manager employs a highly qualified team with extensive real estate development and construction management experience, thereby providing us with knowledge, relationships and internal development expertise that we believe far exceeds what many other real estate investment platforms can offer their investors.

●	Multiple Investment Platforms – In order to maximize our development opportunities, we anticipate entering into joint ventures in a variety of forms, including: (i) franchise platforms with affiliated development companies in specific regional markets; (ii) programmatic platforms with established regional developers with which we will have an exclusive relationship to engage in multiple regional investments; and (iii) traditional local joint venture partnerships for one-off developments.

We believe that we will be able to provide holders of our Class A units with compelling investment performance on a risk-adjusted basis through: (i) the application of our rigorous investment and underwriting standards; (ii) the geographic and asset class diversification of our investments; (iii) the expected tax benefits from an investment in our Company; and (iv) lower cost structure.

We are focused on the development or redevelopment of qualified opportunity zone investments in opportunity zones that have completed, or are engaged in, the revitalization process, which are expected to be located within 75 miles of metropolitan markets. Given the recent concentration of investment capital in increasingly larger deals in major metropolitan areas, we believe that there will be less competition for our targeted assets. Additionally, we believe that our focus on markets with favorable risk-return characteristics should enable us to achieve higher capital appreciation than would be achievable on similar deals in larger markets.

We expect to be able to manage the risks associated with developing or redeveloping and managing our investments better than other real estate investment companies due, in part, to our ability to access the resources of our Sponsor. Our Sponsor is a fully integrated, well capitalized real estate company that combines investment and asset management professionals with construction and development professionals, which we believe will enable our Manager to better evaluate and manage our investments to reduce risk and increase potential returns for holders of our Class A units.

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It is important to note, however, that real estate markets are often unpredictable and subject to change over time. Accordingly, changes may occur that could require us to modify our investment strategy in order to identify and acquire assets providing attractive risk-adjusted returns.

Targeted Investments

Prior to acquiring an asset, our Manager’s investment committee will perform an individual analysis of the asset to determine whether it meets our investment objectives and guidelines. Our Manager’s investment committee will use the information derived from the analysis in determining whether the asset is an appropriate investment for us.

We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets consist of qualified opportunity zone property. We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2020. Because we are a qualified opportunity fund certain of our investors are eligible for favorable capital gains tax treatment on their investments. Our initial investments consist of and are expected to continue to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, office, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories.

We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation. As of the date of this prospectus, we have made 15 investments.

Each of our assets (including, but not limited to, investments in stabilized real estate assets) will have either affiliates of our Sponsor or Manager, such as Belpointe SP, LLC (“Belpointe SP”), or their respective affiliates (together with Belpointe SP, the “Belpointe SP Group”), or an independent third party, or any combination of the foregoing, as the sponsor or co-sponsor, general partner or co-general partner, manager or co-manager of the investment, and our role, in general, will be as a passive investor.

Qualified Opportunity Zone Program

The opportunity zone program is a community development program established by the Tax Cuts and Jobs Act of 2017 to encourage new long-term investment in low-income urban and rural communities nationwide. The opportunity zone program provides a tax incentive for investors to re-invest their eligible capital gains into qualified opportunity funds dedicated to investing in “qualified opportunity zones.” Qualified opportunity zones are census tracts identified and nominated by the chief executives of every state and territory of the United States (e.g., state governors) and designated by the Secretary of the Treasury.

To be designated as a qualified opportunity zone, the nominated census tract must have either been (i) a qualified low-income community, or (ii) a census tract that was contiguous with a nominated qualified low-income community if the median family income of the tract does not exceed 125% of that contiguous, nominated qualified low-income community.

Qualified low-income communities included census tracts that have at least one of the following criteria: (i) a poverty rate of at least 20%; (ii) a median family income below 80% of the greater of the statewide or metropolitan area median family income if located in a metropolitan area; or (iii) a median family income below 80% of the median statewide family income if located outside a metropolitan area. In addition, designated targeted populations may be treated as low-income communities.

There are more than 8,700 qualified opportunity zones throughout the United States and its territories.

A “qualified opportunity fund” is generally defined as an investment vehicle that is taxed as a corporation or partnership for U.S. federal income tax purposes and organized to invest in, and at least 90% of its assets consist of, qualified opportunity zone property (the “90% Asset Test”).

A qualified opportunity fund must determine whether it meets the 90% Asset Test on each of: (i) the last day of the first six-month period of its taxable year, and (ii) the last day of its taxable year (each a “Test Date”). A qualified opportunity fund may apply the 90% Asset Test without taking into account investments received in the 6-month period preceding the Test Date provided those investments (i) are received (a) solely in exchange for stock by a qualified opportunity fund that is a corporation, or (b) as a contribution by a qualified opportunity fund that is a partnership, and (ii) held continuously from the fifth business day after the exchange or contribution, as applicable, through the Test Date in cash, cash equivalents or debt instruments with a term of 18 months or less.

Subject to a one-time six-month cure period, for each month following a Test Date in which a qualified opportunity fund fails to meet the 90% Asset Test it will incur a penalty equal to: (a) the excess of 90% of the fund’s aggregate assets over the aggregate amount of qualified opportunity zone property held by the fund, multiplied by (b) the short-term federal interest rate plus 3%. However, notwithstanding a qualified opportunity fund’s failure to meet the 90% Asset Test, no penalty will be imposed if the fund demonstrates that its failure is due to reasonable cause.

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We initially qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2020.

An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into a qualified opportunity fund within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). The 180-day period generally begins on the day on which the gains would be recognized for U.S. federal income tax purposes had they not been reinvested into a qualified opportunity fund. Deferred Capital Gains are recognized on the earlier of December 31, 2026 or the date on which an inclusion event occurs, such as the date on which the investor sells its qualified opportunity fund investment.

All individuals and entities that recognize capital gains for U.S. federal income tax purposes are eligible to elect to defer. This includes natural persons as well as entities such as corporations, regulated investment companies, REITs, partnerships and other pass-through entities (including, certain common trust funds, qualified settlement funds, and disputed ownership funds). Taxpayers will make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which the capital gain would have been recognized had it not been deferred. In addition, Form 8997 (Initial and Annual Statement of Qualified Opportunity Fund (QOF) Investments) requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

An eligible investor may also elect to receive an increase in basis with respect to its qualified opportunity fund investment interest equal to the fair market value of the investment interest on the date of its sale or exchange if the investor holds the qualified opportunity fund investment for a period of ten years or more, up to December 31, 2047. Thus, an investor will not recognize capital gains for U.S. federal income tax purposes as a result of an appreciation in its qualified opportunity fund investment interest.

It is important for an investor seeking to avail itself of the Deferred Capital Gains benefits described in this prospectus to be aware that subsequent changes in the tax laws or the adoption of new regulations, as well as early dispositions of our Class A units, could cause you to lose any anticipated tax benefits. On December 19, 2019, the U.S. Department of the Treasury and the U.S. Internal Revenue Service (the “IRS”) issued final regulations and, on April 6, 2020, January 13, 2021 and August 5, 2021, correcting amendments, additional relief and further correcting amendments, respectively (collectively the “Opportunity Zone Regulations”), to provide guidance with respect to qualified opportunity zones program requirements. Accordingly, you are urged to consult with your own tax advisors regarding: (i) procedures you will need to follow to defer capital gains through investing in a qualified opportunity fund; (ii) tax consequences of purchasing, owning or disposing of our Class A units, including the federal, state and local tax consequences of investing capital gains in our Class A units; (iii) tax consequences associated with our election to qualify as a partnership for U.S. federal income tax purposes and our election to qualify as a qualified opportunity fund; and (iv) tax consequences associated with potential changes in the interpretation of existing tax laws or the adoption of new laws or regulations.

Investments in Properties

In executing our investment strategy with respect to investments in properties, we have and will continue to invest in multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, office, mixed-use, data center and solar project properties located in qualified opportunity zones throughout the United States and its territories. We anticipate our future investments in properties will include a wide range of commercial real estate located throughout the United States and its territories.

Our Manager’s investment committee will identify and pursue properties that it believes will provide us with positive cash flow characteristics, asset appreciation or both. In making investment decisions, our Manager’s investment committee will consider factors such as a property’s location, income-producing capacity, prospects for long-term appreciation as well as relevant liquidity, income and tax considerations.

There are no prohibitions in our operating agreement on the amount or percentage of assets that may be invested in a single property. Furthermore, we seek to invest in markets with favorable risk-return characteristics, and, as a result, our investments may be concentrated in a limited number of geographic regions. Over time the number and mix of properties we invest in will depend on real estate and general market conditions, other circumstances existing at the time we acquire our investments and the amount of proceeds we raise in this offering.

We generally except to hold our investments in properties through a special purpose entity as a fee title or long-term leasehold estate but may also selectively acquire properties with joint venture partners. In addition, we may purchase properties and lease them back to the sellers. We will use our best efforts to structure any such sale-leaseback transaction so that the lease is characterized as a “true lease” and we are treated as the owner of the property for U.S. federal income tax purposes, however, the IRS could challenge such characterization. In the event that any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

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Our obligation to purchase any property will generally be conditioned on delivery and verification or certification to our satisfaction of certain documents and instruments, including, without limitation:

●	environmental reports;

●	surveys;

●	evidence of marketable title subject to liens and encumbrances that are acceptable to our Manager; and

●	title, property, liability, and other insurance policies.

We will not purchase any property unless we obtain a “Phase I” environmental site assessment and are satisfied with the environmental status of the property. A Phase I environmental site assessment consists primarily of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, surveying of the ownership history, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property.

Generally, sellers engage and pay third party brokers or finders in connection with the sale of a property. Although we do not expect to do so on a regular basis, our Manager may from time to time, in its sole discretion, engage and compensate on our behalf third party brokers or finders in connection with our acquisitions. In addition, affiliates of our Sponsor may provide legal services, real estate brokerage services, equity and debt origination services and insurance brokerage services, including, but not limited to, title insurance, property and casualty insurance and other insurance products and services to us, our Operating Companies and the subsidiaries of our Operating Companies in connection with our operations and acquisitions. Any commissions or fees to be paid to the insurance broker would be borne by the insurer.

In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. In purchasing properties, we will be subject to risks generally incident to the ownership of real estate.

Multifamily and Mixed-Use Rental Properties – A majority of our initial qualified opportunity zone investments have been and will continue to be multifamily and mixed-use rental property development projects. We define development projects to include a range of activities from capital improvement or major redevelopment and lease-up of existing buildings to ground up construction. Specifically, we may acquire multifamily and mixed-use rental properties that may benefit from enhancement or repositioning and development. In each case, these multifamily and mixed-use rental properties will meet our investment objectives and may include conventional multifamily rental properties, such as mid-rise, high-rise, and garden-style properties, as well as student housing and age-restricted properties (typically requiring that at least one resident of each unit be 55 or older). Location, condition, design and amenities are key characteristics for multifamily and mixed-use rental properties. The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and residents for the specific type and use of the property in the geographic area in which the property is located. In the case of apartment communities, such standardized leases generally have terms of one year.

While we are focused on investments located in qualified opportunity zones throughout the United States and its territories, we anticipate that future investments in multifamily and mixed-use rental property development projects may include a wide range of markets and submarkets that we deem likely to benefit from ongoing population shifts or that we believe are poised for high growth potential.

Joint Venture and Other Co-Ownership Arrangements – All of our assets are and will continue to be held by, and all of our operations are and will continue to be conducted through one or more of our Operating Companies, either directly or indirectly through subsidiaries. To expand our investment portfolio, we will continue to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with the Belpointe SP Group as well as independent developers and owners.

We have and will continue acquire interests in properties where a member of the Belpointe SP Group will act as general partner or co-general partner, manager or co-manager, developer or co-developer, or any of the foregoing, however, we do not anticipate members of the Belpointe SP Group making cash investments in all or any of our joint venture investments. Entering into joint ventures with a member of the Belpointe SP Group, or any other affiliate of our Sponsor or Manager, would align our interests with the interests of our co-general partner, co-manager or co-developer for the benefit of the holders of our Class A units by leveraging of our capital resources and our co-general partner’s, co-manager’s or co-developer’s extensive industry relationships and significant acquisition, development and management expertise to: (i) achieve potentially greater returns on our invested capital; (ii) diversify our access to investment opportunities; and (iii) promote our brand and potentially increase our market share. In determining whether to participate in a particular joint venture, our Manager’s investment committee will evaluate the property that such joint venture holds or is being formed to acquire using the same investment criteria described elsewhere in this prospectus.

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All of our joint venture investments will be structured in one of the following formats:

●	A member of the Belpointe SP Group will act as the general partner, co-general partner, manager, co-manager or as managing member of joint ventures in which our Operating Companies, directly or indirectly through subsidiaries, will participate as limited partners or non-managing members, to acquire stabilized, cash flow generating real estate assets that do not require renovation or development, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate companies, select private equity investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses.

●	A member of the Belpointe SP Group will act as the general partner, manager or managing member of joint ventures in which our Operating Companies, directly or indirectly through subsidiaries, will participate as limited partners or non-managing members, and a member of the Belpointe SP Group will act as the developer of the projects owned by the joint ventures.

●	A member of the Belpointe SP Group will act as the general partner, manager or managing member of joint ventures in which our Operating Companies, directly or indirectly through subsidiaries, will participate as limited partners or non-managing members. A member of the Belpointe SP Group will retain the services of a local developer to create a Belpointe satellite office, which will act as the developer for multiple joint venture projects within specific regions of the United States and its territories. These satellite offices will enable us to increase our presence and expertise in multiple regions.

●	Our Manager or a member of the Belpointe SP Group will set up exclusive programmatic joint ventures with experienced regional developers to co-invest and co-develop in one or more projects within specific regions of the United States and its territories. A member of the Belpointe SP Group will act as the general partner, manager or managing member of the programmatic joint ventures with our Operating Companies, directly or indirectly through subsidiaries, participating as limited partners or non-managing members. These programmatic joint ventures will enable us to increase our presence and expertise in multiple regions.

●	Our Manager or a member of the Belpointe SP Group will enter into joint ventures with experienced local developers to co-invest and co-develop projects on a deal-by-deal basis. A member of the Belpointe SP Group will act as the general partner, manager or managing member of the joint ventures with our Operating Companies, directly or indirectly through subsidiaries, participating as limited partners or non-managing members. A member of the Belpointe SP Group may act as the co-developer of projects with the joint venture partners and developers.

●	Our Manager or a member of the Belpointe SP Group will enter into joint ventures with independent third-party experienced local developers to co-invest and co-develop on our behalf. The joint venture partners and developers will typically act as the general partner or managing member for the joint ventures with our Operating Companies, directly or indirectly through subsidiaries, participating as the limited partners or non-managing members.

Under these joint venture arrangements, members of the Belpointe SP Group, their development affiliates and co-development partners will be entitled to receive the following fees, as applicable, at the project level: (i) a development fee equal to 4.75% of total project costs, of which up to 50% shall be paid up front at the property acquisition closing; (ii) a construction management fee equal to: (a) 9% of project hard costs up to $10,000,000; (b) 8% of project hard costs from $10,000,001 to $20,000,000; (c) 7% of project hard costs from $20,000,001 to $30,000,000; (d) 6% of project hard costs from $30,000,001 to $40,000,000; (e) 5% of project hard costs from $40,000,001 to $50,000,000; and (f) 4% of project hard costs in excess of $50,000,000; (iii) a construction management oversight fee equal to 1.5% of the costs of any construction, renovation or repair projects if a member of the Belpointe SP Group or its development affiliates are not acting as the construction manager for a particular project (members of the Belpointe SP Group or their development affiliates may elect to employ personnel to oversee the construction, renovation or repair projects, and the fees and expenses incurred in connection with employing such personnel will be in addition to the construction management oversight fee and the sole expense of the applicable joint venture); and (iv) with respect to all joint venture arrangements (including, but not limited to, acquisitions of stabilized real estate assets), after return of capital, a promoted interest equal to: (a) 25% after the participating Operating Company receives an 8% internal rate of return; (b) 35% after the participating Operating Company receives a 12% internal rate of return; (c) 45% after the participating Operating Company receives a 16% internal rate of return; and (d) 55% after the participating Operating Company receives a 20% internal rate of return; with a 50/50 catch up until each of the forgoing promoted interest levels are reached. If any individual project or investment is held for longer than five years from our initial investment date, each of the foregoing promote interest levels will be reduced by 200 basis points, with retroactive effect to the initial investment date. Any membership interests that members of the Belpointe SP Group hold in our joint venture investments in their capacity as a general partner, manager or managing member will be exempt from paying any promotes. In addition, our Sponsor, its affiliates or members of the Belpointe SP Group will be reimbursed by the joint ventures for fees and expenses, such as employee compensation, overhead expenses and other fees and expenses incurred in connection with organization and operation of the joint ventures.

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In addition to directly investing in joint ventures, we may also guarantee construction performance or repayment of indebtedness by the joint ventures that we invest in. Members of the Belpointe SP Group will have the right, but not the obligation, to invest funds in any joint venture, provided that any distribution made to a member of the Belpointe SP Group in respect of its capital contribution will be distributed 100% to such member of Belpointe SP Group and will not be subject to the distribution allocations described in the preceding paragraph.

If our Manager or the joint venture general partner, manager or managing member determines that a joint venture should include third party limited partners or non-managing members, in addition to a directly or indirectly-owned subsidiary of our Operating Companies, the general partner, manager or managing member of that joint venture, including members of the Belpointe SP Group, will receive a promoted interest on capital invested by all limited partners or non-managing members, however the promoted interest on the third-party limited partners’ or non-managing members’ capital may be different from the promoted interest on our capital. Neither we nor our Operating Companies will receive any portion of the promoted interest payable by the joint venture to the general partner, manager or managing member.

Any time the existing indebtedness on a joint venture investment is proposed to be refinanced or the fair market value of an investment is determined by an independent appraiser, regardless of whether the refinancing occurs or the investment is sold for the appraised value, if the proceeds from such proposed refinancing or sale would have been sufficient to provide the limited partners or members with an internal rate of return equal to one of the thresholds described in clause (iv) of the paragraph above, then any subsequent cash distributions made by that joint venture will be distributed in accordance with the applicable split described in such clause. The general partner, manager or managing member of any joint venture agreement we enter into will typically have the right to compel us to buy out their interest, generally for its pro rata portion of the appraised value of the particular investment. If we do not have sufficient funds, borrowing capacity or other resources to acquire the interest, we may need to crystallize the general partner’s, manager’s or managing member’s interest or sell the investment owned by the joint venture even if market conditions are not advantageous for a sale at that time.

If one of our Operating Companies, directly or indirectly through subsidiaries, provides senior debt, mezzanine debt or preferred equity to any investment or joint venture, and the interest rate or dividend rate, as the case may be, payable by the investment or joint venture is in excess of 6% per annum, then such Operating Company, or its subsidiary, and the general partner, co-general partners, manager, co-managers, managing member or co-managing members, as applicable, of the joint venture (which will include members of the Belpointe SP Group) will receive 50% of the amount of any interest or dividend payment in excess of 6%. In addition, all origination or exit fees, or points payable by the investment or joint venture issuing the senior debt, mezzanine debt or preferred equity will be paid to the general partner, co-general partners, manager, co-managers, managing member or co-managing members, as applicable, of the joint venture (which will include members of the Belpointe SP Group).

Insurance

We will purchase insurance policies covering our joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations, as well as their general partners, co-general partners, managers, co-managers, developers, co-developers, construction managers, property managers, our Sponsor, our Manager or any of the foregoing or their respective affiliates. We will purchase deal level insurance policies for individual investments or blanket policies covering multiple investments and participants and their respective affiliates. We will directly pay for any such policies or allocate premiums to or among our investments and their participants and respective affiliates on an estimated basis.

Investments in Commercial Real Estate Loans

Subject to our ability to satisfy the requirements in connection with our qualification as a publicly traded partnership and qualified opportunity fund, we anticipate acquiring commercial real estate loans and mortgages related to our targeted investments by directly originating loans or purchasing them from third party sellers. Although we generally prefer the benefits of direct origination, current market conditions have created situations where holders of commercial real estate debt may be in distress and therefore willing to sell at prices that compensate purchasers for the lack of control typically associated with directly structured investments.

Our primary focus will be to originate and invest in the following types of commercial real estate loans and mortgages:

Senior Mortgage Loans. We invest in senior mortgage loans that are predominantly one to five-year term loans of either fixed or floating rates providing capital for the acquisition, refinancing or repositioning of commercial real estate and development projects and that immediately provide us with current income, which we refer to as “current-pay loans.” We expect that our senior mortgage loans will have low loan-to-value ratios and will be primarily backed by properties located in the United States. We may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include interest-only portions.

Senior mortgage loans provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times means control of the entire capital structure. As a result of these attributes, senior mortgage loans receive favorable treatment from third party rating agencies and financing sources, which should increase the liquidity of our senior mortgage loan investments.

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Subordinated Mortgage Loans, or B-Notes. We may also invest in structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets, commonly referred to as B-Notes, secured by commercial real estate and development projects primarily located in the United States and its territories. We may create subordinated mortgage loans by creating participations of our directly originated senior mortgage loans generally through syndications of senior interests or co-origination with a senior lender or we may buy such assets directly from third party originators. Further, we expect that the re-emergence of the commercial mortgage-backed securities market will allow us to originate senior mortgage loans to commercial real estate owners with near-term liquidity issues and will allow us to contribute the senior AAA rated proceeds of the origination for inclusion in securitizations while retaining the subordinate debt at attractive returns. Due to the current credit market weakness and resulting dearth of capital available in this part of the capital structure, we believe that the opportunities to both directly originate and to buy subordinated mortgage investments from third parties on favorable terms will continue to be attractive.

Investors in subordinated mortgage loans are compensated for their increased risk from a pricing perspective but still benefit from a lien on the underlying property. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case payments are made only after any senior debt is paid in full. Investors’ rights are typically governed by participation and other agreements that, subject to certain limitations, provide investors with the ability to cure certain defaults and control certain decisions of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), thereby providing investors with additional downside protection and higher recoveries.

Mezzanine Loans. We may acquire or originate mezzanine loans backed by commercial real estate and development projects that fit our investment objectives and strategy. Mezzanine loans are secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns commercial real estate. Mezzanine loans may be short- or long-term loans of either fixed or floating rates that are predominantly current-pay loans (although a portion of the interest may accrue if cash flow generated by the underlying real estate is insufficient to meet current interest payments) and may provide for participation in the value or cash flow appreciation of the underlying real estate in the form of an equity kicker. We may hold mezzanine loans directly or we may hold a participation or a sub-participation in a mezzanine loan. We believe that opportunities to both directly originate and to buy mezzanine loans from third parties on favorable terms will continue to be attractive. In the current market mezzanine loans play an indispensable role in bridging the gap between senior debt and borrower equity in a refinance or acquisition. Accordingly, we expect to achieve favorable terms—both economic and structural—on our mezzanine loan investments.

Investors in mezzanine loans are compensated for their increased risk from a pricing perspective but still benefit from the right to foreclose on the underlying property, often more efficiently than senior debt. Investors’ rights are typically governed by intercreditor or interlender agreements that, subject to certain limitations, provide investors with the right to cure certain defaults and control certain decisions of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), thereby providing investors with additional downside protection and higher recoveries. Mezzanine loan investments still involve a higher degree of risk relative to senior debt. If investors are unable to cure senior debt defaults the investments may become unsecured as a result of foreclosure by the senior debt. Furthermore, in the event of a bankruptcy of the entity pledging its ownership interests as security, investors may not have full recourse to the assets of the pledging entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on mezzanine loans or debt senior to mezzanine loans, or in the event of a borrower bankruptcy, mezzanine loans will be satisfied only after senior debt has been repaid.

Equity Participations or Equity Kickers. Subject to our ability to satisfy the requirements in connection with our qualification as a publicly traded partnership and qualified opportunity fund, we may elect to receive equity participation opportunities in connection with our commercial real estate loans and mortgages. Equity participations or equity kickers are typically payable in the form of additional interest, exit fees, a percentage of sharing in refinance or resale proceeds or options or purchase warrants in the borrower. Equity participation can also take the form of a conversion feature, allowing us to convert all or a portion of our loan or preferred equity investment into equity in the borrower at a negotiated premium. We may generate additional revenue from these equity participations as a result of excess cash flows being distributed or as appreciated properties are sold or refinanced.

Investments in Debt and Equity Securities Issued by Other Real Estate-Related Companies

Subject to our ability to satisfy the requirements in connection with our qualification as a publicly traded partnership and qualified opportunity fund, we also may acquire equity interests in entities that own, operate or control commercial real property, equity securities issued by real-estate related public companies and debt securities, such as senior unsecured debt and investment grade, non-investment grade or unrated structured products.

Other Possible Investments

Although our initial investments consist of and we anticipate that they will continue to consist of qualified opportunity zone investments, we may make other investments, for example in alternative commercial properties such as data centers and solar projects. In fact, we may invest in any type of commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investment, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses that we believe to be in our best interest, subject to certain limitations set forth in our conflicts of interest policy related to investments involving our Manager, our Sponsor and their affiliates. See “Conflicts of Interest.”

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Lack of Allocation Requirements

There are no restrictions or limitations on the percentage of our investments that must be in a given geographic area, of a particular type of real estate, or acquired utilizing a particular method of financing. Our Manager, subject to Board oversight, may change our targeted investments and investment strategy and guidelines without specific restrictions or limitations related to geographic location, diversification, or otherwise.

Investment Process

We, our Operating Companies and our Manager have entered into a management agreement pursuant to which our Manager’s investment committee has discretion and authority to execute acquisitions and dispositions of investments (including the reinvestment of capital basis and gains) in commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses on our behalf, provided such investments are consistent with our investment objectives and strategy and our investment guidelines. Our Manager’s investment committee will also periodically review our portfolio of assets and investments, our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and may recommend changes to our Board as it deems appropriate.

Our Manager will focus on sourcing, analyzing and managing our investments and making decisions related to the acquisition, management, financing and disposition of our portfolio of assets in accordance with our investment objectives and strategy and investment guidelines. In selecting investments, our Manager’s underwriting team will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property:

●	location, prospects for appreciation and other market factors that may influence valuations;

●	a fundamental analysis of the property, including tenant rosters, lease terms, zoning, operating costs and its overall competitive position in its market;

●	real estate and market conditions affecting the property;

●	income-producing capacity, including cash flow in place and projected cash flow over the anticipated hold period;

●	appropriateness of estimated costs and timing associated with capital improvements;

●	third-party reports, including property condition, title, zoning and environmental reports;

●	potential for principal loss and downside risk;

●	physical inspections of the property and analysis of markets; and

●	the overall investment structure, including tax and liquidity considerations, and rights in the transaction documentation.

If a potential investment meets the criteria of our Manager’s underwriting team, our Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions, crystallization rights and recourse provisions. Our Manager will evaluate our position within the overall capital structure and our rights in relation to potential joint venture partners. Our Manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the investment. Only those potential investments meeting our investment guidelines will be accepted for inclusion in our portfolio. In addition, in an effort to keep investments in compliance with our standards, our Manager’s underwriting team will remain involved throughout the investment life cycle and will consult with the other internal professionals responsible for the investment as needed.

We will not enter into any transaction in which our officers, directors, Manager, Sponsor or any of their respective affiliates has a prior interest without a determination by our Conflicts Committee that the terms of the transaction, including the price, are fair and reasonable.

Borrowing Policy

We employ leverage in order to provide more funds available for investment. Leverage will allow us to make more investments than would otherwise be possible, resulting in a broader portfolio. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. We also believe that our Sponsor’s ability to obtain both competitive financings and its relationships with top tier financial institutions will allow our Manager to access and successfully employ competitively priced borrowing.

Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized commercial real estate, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During the period when we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Companies.

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Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. There is no limit on the amount we may borrow with respect to any individual property or portfolio.

Operating Policies

Hedging Activities. Subject to our ability to satisfy the requirements in connection with our qualification as a publicly traded partnership and qualified opportunity fund, we may use derivative financial instruments to hedge our exposure to changes in interest rates on loans secured by our assets and investments. Derivative financial instruments may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other instruments. Subject to maintaining our qualification as a publicly traded partnership and qualified opportunity fund and to compliance with any applicable exemption from being regulated as a commodity pool operator, we may use these instruments to hedge as much of the interest rate risk as we determine is in the best interest of the holders of our Class A units given the cost of such hedges. Our Manager makes decisions regarding the use of derivative financial instruments based on facts and circumstances existing at the time we enter into a transaction, as a result, actual hedging activities may differ from our currently anticipated strategy. In addition, we may elect to bear a level of interest rate risk that could otherwise be hedged if our Manager believes, based on all relevant facts and circumstances, that bearing such risk is advisable or economically unavoidable.

Equity Capital Policies. Under our operating agreement, we have authority to issue an unlimited number of additional units and options, rights, warrants and appreciation rights relating to such units. In particular, our Board is authorized to provide for the issuance of an unlimited amount of one or more classes or series of units and to fix the number of units, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without member approval. We may elect to issue and sell additional units in this or future private or public offerings or issue units to our Manager or its affiliates, including our Sponsor, in payment of outstanding fees and expenses.

Disposition Policies

The period that we will hold our investments will vary depending on a number of factors, including the type of investment, interest rates and economic and market conditions. Our Manager’s investment committee will develop a well-defined exit strategy for each investment we make and will periodically perform a hold-sell analysis to determine the optimal holding period for generating strong returns. As each of our investments reach what we believe to be its maximum value we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to holders of our Class A units or investing the proceeds in other investments that we believe may produce a higher overall future return. However, we may sell any or all of our investments before or after their anticipated holding period if, in the judgment of our Manager’s investment committee, selling the investment is in our best interest.

The determination of when a particular investment should be sold or otherwise disposed of will be made after consideration of all relevant factors, including prevailing and projected economic and market conditions, whether the value of the investment is anticipated to change substantially, whether we could apply the proceeds from the sale to make other investments consistent with our investment objectives and strategy, whether disposition of the investment would allow us to increase cash flow, and whether the sale of the investment would impact our qualification as a publicly traded partnership and qualified opportunity fund.

Investment Company Act Considerations

We are engaged primarily in the business of investing in real estate and to conduct our operations such that neither we nor any of our subsidiaries are required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Under Section 3(a)(1)(A) of the Investment Company Act a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. A company is an investment company under Section 3(a)(1)(C) of the Investment Company Act, if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “40% Test”). The Investment Company Act defines investment securities generally as all securities except U.S. government securities and securities issued by “majority-owned subsidiaries” which are not themselves investment companies and are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act. The Investment Company Act further defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding “voting securities” of which are owned by such person, or by another company which is a majority-owned subsidiary of such person, and voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company.

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All of our assets are and will continue to be held by, and all of our operations are and will continue to be conducted through one or more of our Operating Companies, either directly or indirectly through subsidiaries. To expand our investment portfolio, we will continue to enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with affiliates of our Sponsor and Manager, such as Belpointe SP Group, as well as independent developers and owners. We will frequently acquire an interest in a property where a member of the Belpointe SP Group will act as general partner or co-general partner, manager or co-manager, developer or co-developer, or any of the foregoing. See “Investment Objectives and Strategy—Joint Venture and Other Co-Ownership Arrangements” for additional details regarding our joint ventures, partnerships, co-tenancies and other co-ownership arrangements.

Neither we nor our Operating Companies nor any of the majority-owned subsidiaries of our Operating Companies will engage primarily or be held out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, our initial investments consist of and are expected to continue to consist of commercial properties located in qualified opportunity zones, and future investments are expected to include a wide range of commercial real estate properties located throughout the United States and its territories, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. Accordingly, we believe that neither we nor our Operating Companies nor any of the majority-owned subsidiaries of our Operating Companies will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act.

Further, we will hold our assets and conduct our operations such that we, our Operating Companies and most, if not all, of the majority-owned subsidiaries of our Operating Companies comply with the 40% Test and we will continuously monitor our holdings to confirm such compliance. We do not expect most, if any, of the majority-owned subsidiaries of our Operating Companies to rely on the exceptions provided by either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. As such, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that neither we nor our Operating Companies nor most, if not all, of the majority-owned subsidiaries of our Operating Companies will be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

We will treat entities in which our Operating Companies owns at least 50% of the outstanding voting securities as majority-owned subsidiaries of our Operating Companies for purposes of the 40% Test. If, however, the SEC were to disagree with our treatment of one or more entities as majority-owned subsidiaries of our Operating Companies, we would need to adjust our strategy and our assets in order to continue to comply with the 40% Test. Any such adjustment in our strategy could have a material adverse effect on us.

If any of the majority-owned subsidiaries of our Operating Companies rely on the exceptions provided by either Section 3(c)(1) or 3(c)(7) of the Investment Company Act, we intend to limit the amount of assets held by such subsidiaries to the extent necessary to ensure that we, our Operating Companies and our Operating Companies’ other subsidiaries remain exempt from the Investment Company Act. This may require us to forego opportunities to acquire traded securities or certain other assets that we would otherwise want to acquire or to sell such assets when we would otherwise want to retain them.

If we, our Operating Companies or any of the majority-owned subsidiaries of our Operating Companies were to ever inadvertently fall within the definition of an “investment company,” we may rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Through a series of no-action letters the SEC has taken the position that this exception may be available if: at least 55% of an entity’s assets consist of “mortgages and other liens on and interests in real estate” (“qualifying interests”) and the remaining 45% of its assets consist primarily of “real estate-type interests;” with at least 80% of the entity’s total assets consisting of qualifying interests and real estate-type interests and no more than 20% of its total assets consisting of assets that have no relationship to real estate (“miscellaneous assets”) (taken together, the “Asset Composition Test”).

For purposes of relying on the Section 3(c)(5)(C) exception, we will classify our assets as qualifying interests, real estate-type interests or miscellaneous interests based on the interpretive positions taken by the SEC in this series of no-action letters, however, these no-action letters have been issued over a period of more than twenty years and are based on facts and circumstances that may substantially differ from the facts and circumstances that we face. Unless we ourselves seek no-action relief, there can be no assurance that the SEC will concur with how we classify our assets. In addition, the SEC may, in the future, issue further guidance that could require us to reclassify our assets for purposes of the Investment Company Act. If we are required to reclassify our assets, we may no longer be in compliance with the exception provided by Section 3(c)(5)(C) of the Investment Company Act.

For purposes of determining whether we satisfy the Asset Composition Test, we will rely on the interpretive positions taken by the SEC in its no-action letters and other guidance, we intend to classify fee interests in real property held by our Operating Companies or the majority-owned subsidiaries of our Operating Companies, as qualifying assets. We intend to classify investments in any joint ventures or other co-ownership arrangements that invest in qualifying assets, such as real property, as qualifying assets, but only if we are active in the management and operation of the joint venture or other co-ownership arrangement and have the right to approve major decisions; otherwise, we intend to classify such investments as real estate-type interests. We will not participate in joint ventures or other co-ownership arrangements to the extent that we believe such participation would potentially subject us to registration under the Investment Company Act.

We also intend to treat as qualifying assets senior mortgage loans and certain mezzanine loans that satisfy the interpretive positions taken by the SEC in its no-action letters and other guidance, as well as other assets that the SEC in various no-action letters and other guidance has determined are the functional equivalent of senior mortgage loans. We will treat as real estate-related assets mezzanine loans that do not satisfy the conditions set forth by the SEC in its no-action letters and other guidance, and debt and equity securities of companies primarily engaged in real estate businesses. Unless a relevant SEC no-action letter or other guidance applies, we expect to treat preferred equity interests as real estate-related assets.

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Maintaining our exclusion from registration under the Investment Company Act will limit our ability to make certain investments. In addition, although we intend to continuously monitor our holdings, there can be no assurance that we, our Operating Companies or any of the subsidiaries of our Operating Companies will be able to maintain our exclusion from registration. A change in the value of any of our assets could negatively affect our ability to maintain our exclusion from registration and we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise want to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exclusions from that definition, we may be required to adjust our investment strategy accordingly. For example, on August 31, 2011, the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exclusion (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exclusion that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” Any additional guidance from the SEC could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategies we have chosen.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us. See “Risk Factors—Risks Related to This Offering and our Organizational Structure” for a discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act.

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Market for Our Class A Units and Related Information

Market Information

Our Class A units are traded on the NYSE American under the symbol “OZ” and began trading on NYSE American on October 18, 2021. Neither our Class B units nor our Class M unit are listed or traded on any established public trading market.

Holders

As of [●] [●], 2022, there were [●] holders of record of our Class A units, and one holder of record of each of our Class B units and Class M unit, respectively.

Distribution Policy

We do not expect to pay any distributions until our investments are generating operating cash flow. Once we begin to pay distributions, we expect to pay them quarterly, in arrears, but may pay them less frequently as determined by us following consultation with our Manager. While we have the discretion to modify our distribution policy at any time, we currently anticipate working up to a target distribution rate of 6-8% per annum. Any distributions that we do pay will be at the discretion of our Manager, subject to Board oversight, and based on, among other factors, our present and projected future earnings, cash flow, capital needs and general financial condition, as well as any requirements of applicable law. In order to participate in any distribution that we do pay you must be a holder of record of our Class A units as of the date we set as the record date for such distribution, and as of the ex-date, if applicable. We have not established a minimum distribution level, and our operating agreement does not require that we pay distributions to the holders of our Class A units.

While our goal is to pay distributions from cash flow from operations, we may, at the discretion of our Manager, subject to Board oversight, use other sources to fund distributions, including, without limitation, the sale of assets, borrowings in anticipation of future operating cash flow, net proceeds from our public offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager or the issuance of additional securities. We will only fund distributions by a return of capital following the sale of assets, unless otherwise determined by our Manager in its discretion. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire assets and investments, and will directly impact our NAV, by reducing the amount of our assets. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Class A units. We have not established a limit on the amount of offering proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or maintaining distributions at any particular level, if at all. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV (either positive or negative) will produce your total return.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. The factors listed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in any forward-looking statements.

Overview

We are a Delaware limited liability company formed to invest in and manage a portfolio consisting primarily of commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, and private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing our Manager and its affiliates for offering expenses) to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties in accordance with our investment objectives and strategy.

We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets consist of qualified opportunity zone property. We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2020. Because we are a qualified opportunity fund certain of our investors are eligible for favorable capital gains tax treatment on their investments. We also anticipate identifying, acquiring, developing or redeveloping and managing a wide range of commercial real estate properties located throughout the United States and its territories, including, but not limited to, real estate-related assets, such as commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as making private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, with the goal of increasing distributions and capital appreciation.

Our Manager manages our day-to-day operations. A team of investment and asset management professionals, acting through our Manager, makes all decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

We operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. If our Manager determines that it is no longer in our best interests to continue as a partnership for U.S. federal income tax purposes, our Manager may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes. If we elect to be taxable as a corporation for U.S. federal (and applicable state) income tax purposes, we may also elect to qualify and be taxed as a real estate investment trust, or REIT.

COVID-19

COVID-19 has caused significant disruptions to the U.S. and global economy and normal business operations worldwide—creating ongoing global supply chain issues, negatively impacting job markets, and adversely affecting a number of industries—and there is continued uncertainty as to the duration of the economic impact caused by COVID-19, even with vaccines now available. While the global economy has started to reopen and restrictions previously imposed by governmental and other authorities to contain the spread of the virus, such as business closures and limitations on travel, as well as responses by businesses and individuals to reduce the risk of exposure to infection, including through reduced travel, cancellation of in-person events, and implementation of work-at-home policies, have begun to ease, the recovery nevertheless remains uneven and is subject to setbacks. Accordingly, COVID-19 continues to present material uncertainty and risk with respect to our future performance and financial results, including the potential to negatively impact our costs of operations, the value of any investments we make and the laws, regulations and governmental and regulatory policies applicable to us.

Given the evolving nature of the COVID-19 virus, the extent to which it may impact our future performance and financial results will depend on future developments which remain highly uncertain at this time and as a result we are unable to estimate the impact that COVID-19 may have on our future financial results at this time. Our Manager continuously reviews our investment and financing strategies for optimization and to reduce our risk in the face of the fluidity of this situation.

Our Transactions with Belpointe REIT, Inc.

During the year ended December 31, 2021, pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), we conducted an offer to exchange (the “Offer”) each outstanding share of common stock (the “Common Stock”), of Belpointe REIT, Inc. (“Belpointe REIT”) validly tendered in the Offer for 1.05 of our Class A units, with any fractional Class A units rounded up to the nearest whole unit (the “Transaction Consideration”). The Offer was completed on September 14, 2021.

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Following the Offer, and in accordance with the terms of the Merger Agreement, Belpointe REIT converted from a corporation into a limited liability company (the “Conversion”) named BREIT, LLC (“BREIT”). In the Conversion each outstanding share of Common Stock was converted into a limited liability company interest (an “Interest”) in BREIT. The Conversion was completed on October 1, 2021.

Following the Conversion, and in accordance with the terms of the Merger Agreement, BREIT merged with and into BREIT Merger, LLC (“BREIT Merger”), our wholly owned subsidiary (the “Merger”). In the Merger, each outstanding Interest was converted into the right to receive the Transaction Consideration. The Merger was completed on October 12, 2021.

Prior to and in connection with the Offer and Merger, we entered into a series of loan transactions with Belpointe REIT, whereby Belpointe REIT advanced us an aggregate of $74.0 million evidenced by a series of secured promissory notes (the “Secured Notes”) bearing interest at a rate of 0.14%, due and payable on December 31, 2021, and secured by all of our assets. Upon consummation of the Merger, BREIT Merger acquired the Secured Notes as successor in interest to Belpointe REIT and, effective October 12, 2021, we entered into a Release and Cancellation of Indebtedness agreement with BREIT Merger pursuant to the terms of which BREIT Merger cancelled the Secured Notes and discharged us from all obligations to repay the principal and any accrued interest on the Secured Notes.

See “Certain Relationships and Related Person Transactions” for additional details regarding our transactions with Belpointe REIT, Inc.

Our Investments

As of the date of this prospectus, our investment portfolio consisted of 15 investments in three states. These investments include:

Investments in Multifamily and Mixed-Use Rental Properties

1700 Main Street – Sarasota, Florida – 1700 Main Street (“1700 Main”) is a 1.3-acre site, consisting of a former gas station, a three-story office building with parking lot and a three-story retail building, located in Sarasota, Florida, which we acquired for an aggregate purchase price of $6.9 million, inclusive of transaction costs. We currently anticipate that 1700 Main will be redeveloped into a 168-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 7,000 square feet of retail space located on the first two levels. We anticipate that 1700 Main will consist of a 10-story podium style building with a 3-story, 360-space garage and 7-stories of apartments above, including a clubroom, fitness center, courtyards with a swimming pool and rooftop terraces as well as a leasing office. The existing three-story office building will remain, and the new building will wrap around it.

U.S. News & World Report ranked Sarasota as the ninth best place to live in the United States for 2021-2022, number two among the fastest growing places in the U.S., and the number one best place to retire. Sarasota is headquarters to a diverse group of large companies, such as Boar’s Head Provisions, CAE Healthcare, PGT Innovations, Tervis, Sun Hydraulics and Voalte. The Sarasota area also has a large number of universities including USF, Florida State’s College of Medicine campus, Ringling College, SOF, Keiser College and New College of Florida. According to the U.S. Department of Housing and Urban Development (HUD), the housing demand for the Northport-Sarasota-Bradenton MSA is 11,950 new units between August 2020-2023, but only 3,250 housing units will be delivered in that timeframe causing a short fall of 8,700 units by the completion of construction. In addition, Sarasota was included in Forbes’ list of cities that have experienced the highest rental rate jumps year-over-year for the September 2020-2021 period, with an average increase of 21%.

1700 Main is located within the historic downtown Sarasota area along Main Street, has a walkable score of 96 according to JLL, and it is located in a high foot traffic area next to a number of popular restaurants and retail establishments.

1701-1710 Ringling Boulevard – Sarasota, Florida – 1701-1710 Ringling Boulevard (“1701-1710 Ringling”) is a 1.62-acre site, consisting of a six-story previously owner-occupied office building with parking lot, located in Sarasota, Florida, which we acquired for an aggregate purchase price of $7.0 million, inclusive of transaction costs. We currently anticipate that 1701-1710 Ringling will be renovated into a fully functioning office building, consisting of approximately 80,000 square feet of rentable space and approximately 128 parking spaces, with an existing tenant leasing back approximately 42,000 square feet for 20 years with several lease extensions.

Prior to COVID-19, the vacancy rate in the Sarasota office market was well below the historical long-term average and annual rent growth rates were increasing year-over-year. Additionally, Sarasota was essentially at full employment in early 2020, with an extremely tight labor market and an unemployment rate far below the national average. Following the COVID-19 outbreak the overall market experienced a relative cooldown with demand weakening and softening office-using employment, however, the post-COVID rebound has tightened the market and asking rents in the Sarasota market continues to grow at more than twice the national average, vacancies remain consistently tight by historical norms, and there is limited construction underway, lessening the likelihood of supply side pressure on rents going forward. We believe the Sarasota office market will bounce back to stabilization over the next two years, as Sarasota has historically been an attractive place to live and work.

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1701-1710 Ringling is located within the historic downtown Sarasota area along Ringling Boulevard, a major two-way arterial road, with good access to the surrounding Sarasota market, as well as fairly good access to Interstate 75 and therefore the greater Tampa-St Petersburgh area. 1701-1710 Ringling has a walkable score of 89 according to JLL, and it is located in a high foot traffic area near to a number of popular restaurants and retail establishments. Overall, the neighborhood is in the stable to growth trend stage of its life cycle.

902-1020 First Avenue North and 900 First Avenue North – St. Petersburg, Florida – 902-1020 First Avenue North (“902-1020 First”) consists of several parcels, comprising 1.6-acres of land, located in St. Petersburg, Florida, which we acquired for an aggregate purchase price of $12.1 million, inclusive of transaction costs. We currently anticipate that 902-1020 First will be developed into a high-rise apartment featuring approximately 266-apartment homes consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 22,100 square feet of retail space located on the first level and a four-level parking garage. We anticipate that 902-1020 First will consist of two 15-story high-rise buildings, and will have a clubroom, fitness center, courtyard with a swimming pool, shared working space and a game room as well as a leasing office. 902-1020 First is located in the downtown district of St. Petersburg, one mile west of Tampa Bay and the downtown waterfront district and features direct access to downtown amenities such as public parking, restaurants, museums and cultural sites.

900 First Avenue North (“900 First”) is a parcel of land with a two-tenant retail building and parking lot, located in St. Petersburg, Florida, which we acquired for an aggregate purchase price of $2.5 million, inclusive of transaction costs. We currently anticipate that 900 First will remain a two-tenant retail building and that we will take the additional development rights and add them to 902-1020 First.

In 2022 St. Petersburg place 47th among 228 cities ranked on Niche’s Best Cities list, earning an overall Niche grade of A, and in 2019 the Tampa-St. Petersburg-Clearwater MSA was ranked among the best in the nation amid 515 cities rated by personal finance site WalletHub. St. Petersburg is the 5th largest city in Florida and the 82nd largest city in the United States and has an average growth rate of approximately 1.25% annually since 2011. Downtown St. Petersburg is one of the fastest growing neighborhoods in the MSA and has experienced increased demand in recent years because of proximity to the water, sporting events, shopping, bars and restaurants in the neighborhood. The Tampa-St. Petersburg-Clearwater MSA is headquarters to a diverse group of companies, including more than 20 corporate headquarters, seven of which are Fortune 1,000 companies. The St. Petersburg area also includes a branch of St. Petersburg College and the University of South Florida St. Petersburg and is home to two professional sports teams, the Tampa Bay Rays and the Tampa Bay Rowdies.

1900 Fruitville Road – Sarasota Florida – 1900 Fruitville Road is a 1.205-acre site, consisting of a retail building and parking lot located in Sarasota, Florida, which we acquired for an aggregate purchase price of $4.7 million, inclusive of transaction costs. The sole tenant in the building vacated in January 2022 and the property will be used as a future development site.

900 8th Avenue South – Nashville, Tennessee – 900 8th Avenue South (“900 8th Avenue South”) is a 3.17-acre land assemblage, consisting of a few small buildings, parking lots and open lots, located in Nashville, Tennessee, which we acquired for an aggregate purchase price of $19.7 million, inclusive of transaction costs. We currently anticipate that 900 8th Avenue South will be redeveloped into an approximately 266-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 14,100 square feet of retail space located on the first level. We anticipate that 900 8th Avenue South will consist of a 7-story building with a 2-story approximately 400-space garage, a fitness center, courtyard with a swimming pool and rooftop terraces as well as a leasing office. As of the date of this prospectus, we have completed the demolition of 900 8th Avenue South.

A 2022 report published by PricewaterhouseCoopers ranked Nashville as the number one real estate market, with the best overall real estate prospects and one of the fastest-growing metro areas. Nashville is headquarters to a diverse group of Fortune 1000 companies, such as HCA Healthcare, Dollar General, Community Healthy Systems, Delek, Tractor Supply, Brookdale Senior Living, Acadia Healthcare, Cracker Barrel, Louisiana-Pacific and Genesco. It is also home to a number of colleges and universities, such as Tennessee State University, Vanderbilt University, Belmont University, Fisk University, Trevecca Nazarene University and Lipscomb University. Nashville is the largest apartment market in the state of Tennessee, and, as of the year ended December 31, 2021, the Nashville apartment market had an over 97.8% occupancy rate. While COVID-19 disrupted economic growth trends in Nashville, the metro has seen job growth return over the past several months coinciding with the phased reopening of the local economy. Additionally, given the strength of Nashville’s economy and multifamily market prior to the pandemic, we believe the metro will recover at a faster rate than the nation as a whole.

900 8th Avenue South is located in central Nashville at the north end of the 8th Avenue south district, has a walkable score of 80 according to Redfin, and it is located within walking distance of a number of popular retail, dining and nightlife establishments in downtown Nashville.

Storrs Road – Storrs, Connecticut – Storrs Road (“Storrs Road”) is a 9-acre parcel of land located in Storrs, Connecticut, which we acquired for an aggregate purchase price of $0.1 million, inclusive or transaction costs. We currently anticipate holding Storrs Road for future multifamily development.

Nashville No. 2 – Nashville, Tennessee – Our second investment in Nashville, Tennessee (“Nashville No. 2”) is an approximately 8-acre site, consisting of two industrial buildings and associated parking, which we acquired for an aggregate purchase price of $21.0 million, inclusive of transaction costs. We currently anticipate that Nashville No. 2 will be redeveloped into an approximately 412-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments. The buildings will have a fitness center, game room, co-working spaces, outdoor heated saltwater swimming pool, riverfront courtyards and rooftop terraces as well as a leasing office.

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Nashville No. 3 – Nashville, Tennessee – Our third investment in Nashville, Tennessee (“Nashville No. 3”) is an approximately 1.66-acre site consisting of a single-story 10,000 square foot retail building and associated parking lot, which we acquired for an aggregate purchase price of $2.1 million, inclusive of transaction costs. Upon closing, the building was leased to the seller through November 2022, with the ability to continue month to month thereafter.

1991 Main Street – Sarasota, Florida – 1991 Main Street (“1991 Main”) is a 5.2-acre site located in Sarasota, Florida, which was originally acquired by Belpointe REIT for an aggregate purchase price of $20.7 million, inclusive of transaction costs and deferred financing fees. A portion of the aggregate purchase price of 1991 Main was funded by a $10.8 million secured loan from First Florida Integrity Bank (the “Acquisition Loan”).

In furtherance of the Merger, Belpointe REIT sold its interest in the holding company for 1991 Main (the “1991 Main Interest”) to Belpointe Investment Holding, LLC (“BI Holding”), an affiliate of our Chief Executive Officer. In connection with the transaction BI Holding assumed the Acquisition Loan and we provided an additional $24.8 million loan to BI Holding, which loan was evidenced by a secured promissory note bearing interest at a rate of 5% per annum and due and payable at maturity on September 14, 2022 (the “BI Secured Note”). Upon consummation of the Merger, we acquired the BI Secured Note as successor in interest to Belpointe REIT. Effective November 30, 2021, we acquired the 1991 Main Interest and assumed the Acquisition Loan from BI Holding in consideration of its payment to us of $0.3 million in interest that had accrued under the terms of the BI Secured Note through November 30, 2021, and in satisfaction of its remaining obligations under the BI Secured Note.

We currently anticipate that 1991 Main will be redeveloped into an approximately 418-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, and four-bedroom townhome-style penthouse apartments, with approximately 55,000 square feet of retail space located on the first level. We anticipate that 1991 Main will consist of two high-rise buildings with 7-stories in the front and 10-stories in the rear, and approximately 721 parking spaces including 590 from an existing parking garage, currently subject to a parking garage easement agreement, 104 new underground spaces and 27 new street level spaces. We anticipate that amenities at each building will include a clubroom, fitness room, center courtyard with heated saltwater pool, grills and seating and roof top amenities including a community room and a private dining area for private events as well as outdoor grills and seating. Adjacent to the roof top amenities at each building, will be three guest units available to guests or families of residents for a fee. Each building will have its own leasing office located at the entry lobby

1991 Main is located within the historic downtown Sarasota at the intersection of Main Street and Links Avenue, has a walkable score of 96 according to JLL, and it is located in a high foot traffic area next to a number of popular retail establishments.

901-909 Central Avenue North – St. Petersburg, Florida – 901-909 Central Avenue North is a 0.129-acre site consisting of a fully leased single-story 5,328 gross square foot retail/office building comprised of 4 units located in St. Petersburg, Florida, which we acquired for an aggregate purchase price of $2.6 million, inclusive of transaction costs.

Cedar Swamp Road – Mansfield, Connecticut – Cedar Swamp Road is a 1.1-acre site located in Mansfield, Connecticut, which we acquired for a purchase price of $0.3 million, inclusive of transaction costs. We currently anticipate holding Cedar Swamp Road for future multifamily development.

Investments in Commercial Real Estate Loans

CMC Secured Loan – In furtherance of the Merger, on September 30, 2021, we provided a commercial mortgage loan in the principal amount of $3.5 million (the “CMC Loan”) to CMC Storrs SPV, LLC (“CMC”). CMC is the owner of certain real property located in Mansfield, Connecticut (the “CMC Property”). CMC used the proceeds from the CMC Loan to enter into a Redemption Agreement with BPOZ 497 Middle Holding, LLC (“BPOZ 497”), an indirect majority-owned subsidiary of Belpointe REIT, to redeem BPOZ 497’s preferred equity investment in CMC. The CMC Loan is evidenced by a promissory note (the “CMC Note”) bearing interest at a rate of 12.0% per annum, and due and payable at maturity, and is secured by a first mortgage lien on the CMC Property. On March 29, 2022, we entered into an amendment to the CMC Note to extend the maturity date to June 27, 2022.

Norpointe Secured Loan – On January 3, 2022, through an indirect wholly-owned subsidiary, we provided a commercial mortgage loan in the principal amount of $30.0 million (the “Norpointe Loan”) to Norpointe, LLC (“Norpointe”), an affiliate of our Chief Executive Officer. Norpointe is the owner of certain real property located at 41 Wolfpit Avenue, Norwalk, Connecticut 06851 (the “Norpointe Property”). The Norpointe Loan is evidenced by a promissory note bearing interest at a rate of 5.0% per annum, due and payable on December 31, 2022, and is secured by a first mortgage lien on the Norpointe Property. Given our excess cash on hand as of the year ended December 31, 2021, management viewed the Norpointe transaction as an opportunity to earn a strong rate of return on that cash by making a low risk—due to the low loan-to-value ratio and first priority mortgage interest—short-term loan rather than depositing the funds in a lower yielding account pending investment in future developments.

Visco Secured Loan – On February 23, 2022, through an indirect wholly-owned subsidiary, we provided a commercial mortgage loan in the principal amount of $5.0 million (the “Visco Loan”) to Visco Propco, LLC (“Visco”). Visco is the owner of certain real property located at 801 Visco Drive, Nashville, Tennessee 37210 (the “Visco Property”). The Visco Loan is evidenced by a promissory note bearing interest at a rate of 6.0% per annum, due and payable on February 18, 2023, and is secured by a first lien deed of trust on the Visco Property.

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Results of Operations

Revenue

Rental Revenue

For the year ended December 31, 2021 and the period beginning January 24, 2020 (formation) to December 31, 2020, revenue totaled $1.0 million and $0.1 million, respectively, and was primarily derived from lease revenues. Revenue increased by $0.9 million in 2021 compared to the period beginning January 24, 2020 (formation) to December 31, 2020 primarily due to an increase in lease revenues as a result of properties acquired in 2021 as well as properties acquired during the fourth quarter of 2020.

Expenses

Property Expenses

For the year ended December 31, 2021, property expenses totaled $1.1 million, and consisted of property expenses, management fees, real estate taxes, utilities and insurance expenses incurred in relation to our acquired investments. For the period beginning January 24, 2020 (formation) to December 31, 2020, property expenses totaled less than $0.1 million, and consisted of property expenses, real estate taxes, utilities and insurance expenses incurred in relation to our acquired investments.

General and Administrative

For the year ended December 31, 2021, general and administrative expenses totaled $2.9 million and primarily consisted of employee cost sharing expenses (pursuant to our management agreement and employee and cost sharing agreement), marketing expenses, legal fees, audit and accounting fees. For the period beginning January 24, 2020 (formation) to December 31, 2020, general and administrative expenses totaled $0.1 million and primarily consisted of employee cost sharing expenses and audit fees.

Depreciation and Amortization

For the year ended December 31, 2021, depreciation and amortization expense totaled $0.6 million and was related to depreciation and amortization incurred on properties acquired. For the period beginning January 24, 2020 (formation) to December 31, 2020, depreciation and amortization expense totaled less than $0.1 million and was related to depreciation and amortization incurred on properties acquired after commencing operations.

Other Income (Expenses)

Gain on Redemption of Equity Investment

For the year ended December 31, 2021, gain on redemption of equity investment increased by $0.3 million and is related to CMC’s redemption of BPOZ 497’s preferred equity interest. For additional details, see “—Our Investments—Investments in Commercial Real Estate Loans” above. There was no comparable activity for the period beginning January 24, 2020 (formation) to December 31, 2020.

Interest Income

For the year ended December 31, 2021, interest income was $0.4 million and is primarily related to interest earned on the BI Secured Note of $0.3 million and interest earned on the CMC Note of $0.1 million. For additional information, see “—Our Investments—Investments in Multifamily and Mixed-Use Rental Properties” and “—Our Investments—Commercial Real Estate Loans” above. There was no comparable activity for the period beginning January 24, 2020 (formation) to December 31, 2020.

Other Income (Expense)

For the year ended December 31, 2021, other income (expense) primarily relates to sales tax attributable to a parking garage easement agreement in connection with 1991 Main and interest expense on the 900 Eighth Promissory Note. Please see Note 5 of the Notes to the Consolidated Financial Statements for the Year Ended December 31, 2021 contained elsewhere in this prospectus for additional information regarding the 900 Eighth Promissory Note. For the period beginning January 24, 2020 (formation) to December 31, 2020, other income (expense) relates to Belpointe PREP’s interest expense on the Secured Notes.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest represents the share of earnings generated in entities we consolidate in which we do not own 100% of the equity. For the year ended December 31, 2021, net income attributable to noncontrolling interest predominantly relates to income attributable to the shareholders of Belpointe REIT that did not tender their shares in the Offer for the period beginning on the Exchange Date through October 12, 2021 (the effective date of the Merger).

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Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash (amounts in thousands):

	Year Ended December 31, 2021	For the Period Beginning January 24, 2020 (formation) to December 31, 2020
Cash flows used in operating activities	$(2,268)	$(12)
Cash flows used in investing activities	(43,365)	(28,420)
Cash flows provided by financing activities	231,401	35,010
Net increase in cash and cash equivalents and restricted cash	$185,768	$6,578

As of December 31, 2021, and 2020, cash and cash equivalents and restricted cash totaled $192.3 million and $6.6 million, respectively.

Cash flows used in operating activities for the year ended December 31, 2021 and for the period from January 24, 2020 (formation) through December 31, 2020 primarily relate to the operating properties acquired.

Cash flows used in investing activities for the year ended December 31, 2021 relate to properties acquired and property deposits paid, costs paid for our development properties and funding of a loan receivable, all of which were offset by CMC’s redemption of BPOZ 497’s preferred equity interest, the cash acquired in connection with the acquisition of the 1991 Main Interest and the Offer. Cash flows used in investing activities for the period from January 24, 2020 (formation) through December 31, 2020 primarily relate to properties acquired and costs paid for our development properties.

Cash flows provided by financing activities for the year ended December 31, 2021 primarily relates to net proceeds received from the Primary Offering and Secured Notes funded by Belpointe REIT. Cash flows provided by financing activities for the period from January 24, 2020 (formation) through December 31, 2020 primarily relate to the Secured Notes funded by Belpointe REIT, and the private offering proceeds received from our Sponsor and affiliate. For additional details see, Item 1. “Business—Our Transactions with Belpointe REIT, Inc.,” Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Use of Proceeds from Registered Securities,” and Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Unregistered Sales of Equity Securities.”.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

Our primary needs for liquidity and capital resources are to fund our investments, including construction and development costs, pay our Primary Offering and operating fees and expenses, make distributions to the holders of our units and pay interest on any outstanding indebtedness that we incur.

We are offering up to $1,000,000,000 of our Class A units (the “Class A units”) on a continuous “best efforts” basis at a price per Class A unit of within 5% of our current net asset value (“NAV”). We may offer our Class A units (i) directly to investors, (ii) through Emerson Equity LLC (“Emerson”), a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”), (iii) through one or more additional dealer managers (together with Emerson, each a “Dealer Manager” and, collectively, the “Dealer Managers”), (iv) through certain wholesale broker-dealers, and (v) through certain investment advisors or financial planners who are registered with the SEC or state securities administrators, collectively referred to as “offering participants.” Our Dealer Managers will enter into participating dealer agreements and wholesale agreements with other broker-dealers that are members of FINRA, referred to as “selling group members,” to authorize those broker-dealers to sell our Class A units. We may also enter into wholesale agreements directly with wholesale broker-dealers that are members of FINRA to assist us with the offer and sale of Class A units through certain registered investment advisors and investment advisor platforms. In addition, we may enter into client introduction agreements directly with certain registered investment advisors and financial planners to assist us with introductions to certain to prospective investors. There is no minimum offering amount of Class A units that we, our Dealer Managers or any other offering participants must sell in this offering prior to conducing an initial closing and we plan to undertake closings on a rolling basis. Upon closings we will immediately use the net offering proceeds for the purposes described in this prospectus.

This is a “best efforts” offering. A “best efforts” offering means that we, our Dealer Managers and any other offering participants are only required to use our best efforts to sell our Class A units. When securities are offered to the public on a “best efforts” basis there is no firm commitment or obligation by any underwriter, Dealer Manager or other person to purchase any of the securities offered. Therefore, we cannot guarantee that any minimum number of our Class A units will be sold. There is no minimum offering amount of Class A units that we or any Dealer Manager must sell in this offering prior to conducing an initial closing and we plan to undertake closings on a rolling basis. Upon closings we will immediately use the net offering proceeds for the purposes described in this prospectus. See “Plan of Distribution” and “Estimated Use of Proceeds.”

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Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, we plan to calculate our NAV on a quarterly basis within approximately 60 days of the last day of each quarter (the “Determination Date”). If our NAV increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price effective as of the first business day following its public announcement. The adjusted offering price will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date. Our board of directors, taking into consideration factors such as the investments we hold and the timing of our ability to generate cash flows, may determine that it is appropriate for us to begin calculating NAV on a quarterly basis prior to the first quarter following the December 31, 2022 year end. We will file a prospectus supplement with the SEC if we determine to calculate NAV prior to the first quarter following the December 31, 2022 year end and prospectus supplements disclosing our calculation of NAV per Class A unit for each quarter thereafter.

Concurrently with this offering, we are conducting an ongoing initial public offering of up to $750,000,000 in our Class A units. We are offering our Class A units in our ongoing initial public offering on a “best efforts” basis. The registration statement on Form S-11, as amended (File No. 333-255424), for ongoing initial public offering was declared effective by the Securities and Exchange Commission on September 30, 2021

Our offering and operating fees and expenses include, among other things, legal, audit and valuation fees and expenses, federal and state filing fees, SEC and FINRA filing fees, printing expenses, administrative fees, transfer agent fees, marketing and distribution fees, the management fee that we pay to our Manager, and fees and expenses related to acquiring, financing, appraising, and managing our commercial real estate properties. We do not have office or personnel expenses as we do not have any employees.

Where our Manager and its affiliates, including our Sponsor, have funded, and in the future if they continue to fund, our liquidity and capital resource needs by advancing us offering and operating fees and expenses, we reimburse our Manager and its affiliates, including our Sponsor, pursuant to the terms of our management agreement and employee and cost sharing agreement. Fees payable and expenses reimbursable to our Manager and its affiliates, including our Sponsor, may be paid, at the election of the recipient, in cash, by issuance of our Class A Units at the then-current NAV, or through some combination of the foregoing.

We became liable to reimburse the Manager and its affiliates, including our Sponsor, when the first closing was held in connection with our ongoing initial public offering, which occurred in October 2021. For the year ended December 31, 2021 and the period beginning January 24, 2020 (formation) to December 31, 2020, our Manager and its affiliates, including our Sponsor, incurred organization expenses and offering expenses in connection with our ongoing initial public offering of $0.6 million and $0.2 million, respectively, on our behalf. For the year ended December 31, 2021 and the period beginning January 24, 2020 (formation) to December 31, 2020, our Manager and its affiliates, including our Sponsor, incurred operating expenses of $1.3 million and $0.1 million, respectively, on our behalf.

We are dependent on the net proceeds from our public offerings to fund our operations. We expect to obtain the liquidity and capital resources required to pay our offering and operating fees and expenses, fund our investments, make distributions to holders of our units and pay interest on any outstanding indebtedness that we incur, from the proceeds of this offering and any future offerings we may conduct, from the advancement of reimbursable expenses by our Manager and its affiliates, including our Sponsor, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

In addition to making investments in accordance with our investment objectives and strategy, we expect our offering and operating fees and expenses will include, among other things, the management fee that we will pay to our Manager, legal, audit and valuation fees and expenses, federal and state filing fees, printing expenses, administrative fees, transfer agent fees, marketing and distribution fees, and expenses related to acquiring, financing, appraising and managing our commercial real estate properties. We do not have any office or personnel expenses as we do not have any employees. We will reimburse our Manager and its affiliates, including our Sponsor, for certain out-of-pocket expenses incurred in connection with operations. Fees payable and expenses reimbursable to our Manager and its affiliates, including our Sponsor, may be paid, at the election of the recipient, in cash, by issuance of our Class A units at the then-current NAV, or through some combination of the foregoing. See “Management Compensation.”

A portion of the initial acquisition costs of 1991 Main were funded by an Acquisition Loan payable in consecutive monthly payments of interest only, with the outstanding principal balance plus any accrued and unpaid interest due and payable on May 6, 2022. The Acquisition Loan bore interest at a fixed rate of 4.75% per annum and was guaranteed by our Chief Executive Officer. As of the year ended December 31, 2021, the outstanding principal balance of the Acquisition Loan was $10.8 million, which outstanding principal balance was repaid in full on April 22, 2022. For additional details regarding our acquisition of 1991 Main and the Acquisition Loan, see “—Our Investments—Investments in Multifamily and Mixed-Use Rental Properties—1991 Main Street - Sarasota Florida” above.

On March 28, 2022, our indirect wholly owned subsidiary entered into a construction management agreement for the redevelopment of 1991 Main. The construction management agreement contains terms and conditions that are customary for a project of this type and establishes a guaranteed maximum price of $165.8 million. The redevelopment of 1991 Main is expected to be completed by the first quarter of 2024 and, as the project is still in its initial stages, we are still obligated for a majority of the guaranteed maximum price.

We expect to obtain the liquidity and capital resources that we need over the short and long-term from the proceeds of our offerings and any future offerings that we may conduct, from the advancement of reimbursable fees and expenses by our Manager and its affiliates, including our Sponsor, from secured or unsecured financings from banks and other lenders and from any undistributed funds from operations.

We currently anticipate that our available capital resources, including the proceeds from our offerings and the proceeds from any construction or other loans that we may incur, when combined with cash flow generated from our operations, will be sufficient to meet our anticipated working capital and capital expenditure requirements over the next 12 months and beyond.

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Leverage

We employ leverage in order to provide more funds available for investment. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments.

Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized commercial real estate, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Companies.

Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. There is no limit on the amount we may borrow with respect to any individual property or portfolio. See “Investment Objectives and Strategy—Borrowing Policy,”

Capital Resources

We currently anticipate that our available capital resources, including the proceeds from our public offerings and the proceeds from any construction or other loans that we may incur, when combined with cash flow generated from our operations, will be sufficient to meet our anticipated working capital and capital expenditure requirements for the next 12 months.

A portion of the acquisition costs of 1991 Main were funded from a secured loan from First Florida Integrity Bank (the “Acquisition Loan”), which we assumed when we acquired 1991 Main from BI Holding. For additional details regarding our acquisition of 1991 Main, see “—Our Investments—Investments in Multifamily and Mixed-Use Rental Properties—1991 Main Street - Sarasota Florida.” The Acquisition Loan is payable in consecutive monthly payments of interest only, with the outstanding principal balance plus any accrued and unpaid interest due and payable on May 6, 2022. The Acquisition Loan bears interest at a fixed rate of 4.75% per annum and is guaranteed by our Chief Executive Officer. The current outstanding principal balance of the Acquisition Loan is $10.8 million.

Trend Information

The COVID-19 has and continues to present material uncertainty and risk with respect to our future performance and future financial results, such as the potential to negatively impact occupancy at our properties, our financing arrangements, our costs of operations, the value of our investments and laws, regulations and governmental and regulatory policies applicable to us. Given the evolving nature of the COVID-19 virus, the extent to which it may impact our future performance and future financial results will depend on future developments, including the duration and severity of the pandemic, the uneven impact to certain industries, advances in testing, treatment and prevention, the effectiveness and efficiency of the distribution of vaccines, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the macroeconomic impact of government measures to contain the spread of the virus and related government stimulus measures, among others, all of which remain highly uncertain at this time and as a result we are unable to estimate the impact that COVID-19 may have on our future financial results at this time. Our Manager continuously reviews our investment and financing strategies to optimize our portfolio and reduce our risk in the face of the rapid development and fluidity of this situation.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting qualified opportunity zone investments, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies, and we have elected to take advantage of those exemptions. For so long as we remain an emerging growth company, we will not be required to:

●	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	submit certain executive compensation matters to Member advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding Member vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding Member vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

●	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We have elected to take advantage of the extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

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We will remain an emerging growth company for up to five years, or until the earliest of: (i) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. Also, even once we are no longer an emerging growth company, we still may not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act unless we meet the definition of a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act. In addition, so long as we are externally managed by our Manager and we do not directly compensate our executive officers, or reimburse our Manager or its affiliates for the compensation paid to persons who serve as our executive officers, we will not include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, will not be required to seek Member approval of executive compensation and golden parachute compensation arrangements pursuant to Sections 14A(a) and (b) of the Exchange Act.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes are critical. We consider these policies critical because they involve significant judgments and assumptions and require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. Our accounting policies have been established to conform with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Basis of Consolidation

We will evaluate our economic interest in entities to determine if they are deemed to be variable interest entities (a “VIE”) and whether the entities should be consolidated. An entity is a VIE if it has any one of the following characteristics: (i) the entity does not have enough equity at risk to finance its activities without additional subordinated financial support; (ii) the at risk equity holders, as a group, lack the characteristics of a controlling financial interest; or (iii) the entity is structured with non-substantive voting rights. The distinction between a VIE and other entities is based on the nature and amount of the equity investment and the rights and obligations of the equity investors. Fixed price purchase and renewal options within a lease, as well as certain decision-making rights within a loan or joint-venture agreement, can cause us to consider an entity a VIE. Limited partnerships and other similar entities that operate as a partnership will be considered VIEs unless the limited partners hold substantive kick-out rights or participation rights.

Significant judgment is required to determine whether a VIE should be consolidated. We review all agreements and contractual arrangements to determine whether (i) we or another party have any variable interests in an entity, (ii) the entity is considered a VIE and (iii) which variable interest holder, if any, is the primary beneficiary of the VIE. Determination of the primary beneficiary is based on whether a party (a) has the power to direct the activities that most significantly impact the economic performance of the VIE and (b) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

An interest in a VIE requires reconsideration when an event occurs that was not originally contemplated. At each reporting period we will reassess whether there are any events that require us to reconsider our determination of whether an entity is a VIE and whether it should be consolidated.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). Under Section 107 of the JOBS Act, emerging growth companies are permitted to use an extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to the consolidated financial statements of companies that comply with public company effective dates.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could materially differ from those estimates.

Allocation of Purchase Price of Acquired Assets and Liabilities

Upon the acquisition of real estate properties we determine whether a transaction is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, we account for the transaction as an asset acquisition. We capitalize acquisition-related costs and fees associated with our asset acquisitions and expense acquisition-related costs and fees associated with business combinations.

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It is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, the other value of in-place leases, certain development rights and the value of tenant relationships, based in each case on their fair values. The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, which value is then allocated to land, buildings and improvements based on management’s determination of the fair values of these assets. We measure the aggregate value of other intangible assets acquired based on the difference between the property valued (i) with existing in-place leases, adjusted to market rental rates, and (ii) as if vacant. Other factors considered include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. We estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction. In connection with the purchase of real property for development use, development rights are often transferred from one party to another to provide additional density. This transfer of rights allows an entity to permit, construct and develop additional dwelling units. Accordingly, we allocate a portion of the purchase price to these development right intangible assets based on the value attributed to the land of which we do not hold title to but are provided density transfer rights over. These rights are amortized to amortization expense over the useful life based on the respective contract. If the rights are transferred in perpetuity and there are no legal, regulatory, contractual, competitive, economic or other factors that limit its useful life, we consider the intangible asset indefinite-lived and therefore do not amortize.

The total amount of other intangible assets acquired are further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. We consider the nature and extent of our existing business relationships with a tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. We amortize the value of in-place leases to depreciation and amortization expense over the remaining term of the respective leases (as well as any applicable below market renewal options). The value of customer relationship intangibles will be amortized to expense over the initial term in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The values of acquired above-market and below-market leases are determined based on our experience and the relevant facts and circumstances that existed at the time of the acquisitions and are recorded based on the present values (using discount rates which reflect the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties, and (ii) our estimate of fair market lease rates for the properties or equivalent properties. Such valuations include consideration of the non-cancellable terms of the respective leases (as well as any applicable below market renewal options). The values of above and below-market leases associated with the original non-cancelable lease term are amortized to rental revenue over the terms of the respective non-cancelable lease periods. The portion of the values of the leases associated with below-market renewal options, that are likely to be exercised, are amortized to rental revenue over the respective renewal periods.

When we acquire leveraged properties, the fair value of the related debt instruments is determined using a discounted cash flow model with rates that take into account the credit of the tenants, where applicable, and interest rate risk. Such resulting premium or discount is amortized over the remaining term of the obligation. We also consider the value of the underlying collateral taking into account the quality of the collateral, the credit quality of the tenant, the time until maturity and the current interest rate.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables.

Real Estate

Real estate is carried at cost, less accumulated depreciation. Expenditures which improve or extend the useful life of the assets are capitalized, while expenditures for maintenance and repairs, which do not extend lives of the assets, are charged to expense.

Deprecation is calculated using the straight-line method based on the estimated useful lives of the respective assets (not to exceed 40 years).

Project costs directly related to the construction and development of real estate projects (including but not limited to interest and related loan fees, property taxes, insurance and legal costs) are capitalized as a cost of the project. Indirect project costs that relate to projects are capitalized and allocated to the projects to which they relate. Pertaining to assets under development, capitalization begins when both direct and indirect project costs have been made and it is probable that development of the future asset is probable. Capitalization of project costs will cease when the project is considered substantially completed and occupied, or ready for its intended use (but no later than one year from cessation of major construction activity). Upon substantial completion, depreciation of these assets will commence. If discrete portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portions under construction.

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Impairment of Long-Lived Assets

We evaluate our tangible and identifiable intangible real estate assets for impairment when events such as declines in a property’s operating performance, deteriorating market conditions, or environmental or legal concerns bring recoverability of the carrying value of one or more assets into question. When qualitative factors indicate the possibility of impairment, the total undiscounted cash flows of the property, including proceeds from disposition, are compared to the net book value of the property. If this test indicates that impairment exists, an impairment loss is recorded in earnings equal to the shortage of the book value to fair value, calculated as the discounted net cash flows of the property.

Abandoned Pursuit Costs

Pre-development costs incurred in pursuit of new development opportunities which we deem to be probable will be capitalized in other assets. If the development opportunity is not probable or the status of the project changes such that it is deemed no longer probable, construction costs incurred will be expensed.

Loans Receivable

We evaluate our loans receivable on a periodic basis to assess whether there are any indicators that the value may be impaired. A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due from the borrower in accordance with the original contractual terms of the loan. If a loan receivable is deemed impaired, we would be required to establish a reserve for losses in an amount deemed to be both probable and reasonably estimable.

Interest income on real estate loans and notes receivable is recognized on an accrual basis over the lives of the loans or notes. We stop accruing interest on loans when circumstances indicate that it is probable that the ultimate collection of all interest due according to the loan agreement will not be realized.

Leasing Costs

Costs incurred to obtain tenant leases are amortized using the straight-line method over the term of the related lease agreement. Such costs include lease incentives, leasing commissions and legal costs. If the lease is terminated early, the remaining unamortized deferred leasing cost is written off. Leasing costs are capitalized in other assets.

Deferred Financing Costs

Deferred financing costs include fees and other expenditures necessary to obtain debt financing and are amortized on a straight-line basis, which approximates the effective interest method, over the term of the loan. Deferred financing costs are presented as a direct deduction from the related debt liability and any unamortized financing costs are charged to earnings when debt is retired before the maturity date.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in major financial institutions, cash on hand and liquid investments with original maturities of three months or less. Cash balances may at times exceed federally insurable limits per institution, however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure.

Restricted Cash

Restricted cash consists of amounts required to be reserved pursuant to lender agreements for debt service.

Subscriptions Receivable

Subscriptions receivable consists of units that have need issues with subscriptions that have not yet settled. Subscriptions receivable are carried at cost which approximates fair value.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date under current market conditions (i.e., the exit price).

We categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

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Financial assets and liabilities recorded on our consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Non-controlling Interest

A noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. In addition, consolidated net income is required to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and the amount of consolidated net income attributable to the parent and the noncontrolling interest are required to be disclosed on the face of the consolidated statements of operations.

Organization, Primary Offering and Other Operating Costs

Organization costs are expensed as incurred. Offering expenses include, without limitation, legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith, but excluding upfront selling commissions or dealer manager fees. Offering costs, when incurred, will be charged to members’ equity against the gross proceeds of our public offerings.

Pursuant to the management agreement by and among the Company, Operating Companies and Manager, we reimburse our Manager, Sponsor, and their respective affiliates, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not we ultimately acquire or originate the investment. We also reimburse our Manager, Sponsor, and their respective affiliates, for out-of-pocket expenses paid to third parties in connection with providing services to the Company. Pursuant to the employee and cost sharing agreement by and among the Company, Operating Companies, Manager and Sponsor, we reimburse our Sponsor and Manager for expenses incurred for our allocable share of the salaries, benefits and overhead of personnel providing services to us. The expenses are payable, at the election of the recipient, in cash, by issuance of our Class A Units at the then-current NAV, or through some combination of the foregoing.

Leases

All of our leases are deemed operating leases of which we recognize future minimum rents on a straight-line basis over the non-cancellable lease term. For our operating leases that contain arrangements involving reimbursements for costs such as common area maintenance, real estate taxes and insurance costs, we present these amounts within Rental revenue in our consolidated statement of operations in the period in which the applicable expenses are incurred.

Other Assets and Liabilities

Other assets in our consolidated balance sheets include our transaction costs pertaining to our deal pursuits, restricted cash, interest on loan receivables, property deposits, capitalized leasing commissions, corporate fixed assets, utility deposits, prepaid expenses, and accounts receivable.

Income Taxes

We operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. Generally, an entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Accordingly, no provision for U.S. federal income taxes has been made in our consolidated financial statements. If we fail to qualify as a partnership for U.S. federal income tax purposes in any taxable year, and if we are not entitled to relief under the Internal Revenue Code of 1986, as amended, for an inadvertent termination of our partnership status, we will be subject to federal and state income tax on our taxable income at regular corporate income tax rates.

Loss Per Unit

Loss per unit represents both basic and dilutive per-unit amounts for the period presented in our consolidated financial statements. Basic and diluted loss per unit is calculated by dividing net loss attributable to the Company by the weighted-average number of Class A Units outstanding during the year.

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Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases, which is codified in Accounting Standards Codification (“ASC”) 842, Leases, and supersedes current lease guidance in ASC 840, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. As an emerging growth company, we are permitted, and have elected, to use an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. For private companies, ASC 842 will be effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses. ASU 2016-13 introduces a new model for estimating credit losses based on current expected credit losses for certain types of financial instruments, including loans receivable, held-to-maturity debt securities, and net investments in direct financing leases, amongst other financial instruments. ASU 2016-13 also modifies the impairment model for available-for-sale debt securities and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for losses. As an emerging growth company, we are permitted, and have elected, to use an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. For private companies, ASU 2016-13 will be effective for annual reporting periods beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We may be exposed to interest rate changes as a result of long-term debt used to maintain liquidity, fund capital expenditures and expand our investment portfolio and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions on the availability of real estate financing or higher interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.

We may use derivative financial instruments to hedge our exposure to changes in interest rates on loans secured by our assets and investments. Derivative financial instruments may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other instruments. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. See “Investment Objectives and Strategies—Operating Policies—Hedging Activities” for additional details about our hedging activities.

Credit risk includes the risk of loss arising from the inability or failure of a counterparty to perform its obligations to us according to the terms of a derivative contract. If the fair value of a contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

Market risk includes the risk of loss arising from adverse changes in the value of a financial instrument resulting from fluctuating interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. With respect to variable rate debt, we will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. Our Manager will establish and maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. This hedging strategy will be designed to minimize the impact of interest rate fluctuations on our net income and cash flow from operations, however, it may also have the effect of reducing overall investment returns to holders of our Class A units.

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Management

Board of Directors

We operate under the direction of our Board, the members of which are accountable to the Company and our Members as fiduciaries. Our Board has retained the services of our Manager to manage our day-to-day operations, implement our investment objectives and strategy and perform certain services for us, subject to the Board’s supervision. A team of investment and asset management professionals, acting through our Manager, makes all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating agreement. Our Manager also provides portfolio management, marketing, investor relations, financial, accounting and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

Our current Board members are Brandon Lacoff, Martin Lacoff, Dean Drulias, Timothy Oberweger, Shawn Orser and Ronald Young, Jr. Our Chief Executive Officer is Brandon Lacoff and our Chief Strategic Officer and Principal Financial Officer is Martin Lacoff.

Our operating agreement divides our Board into three classes, designated Class I, Class II and Class III. Shawn Orser and Timothy Oberweger are Class I directors, Martin Lacoff and Ronald Young Jr. are a Class II directors and Brandon Lacoff and Dean Drulias are Class III directors. The initial term of Class I directors will expire at our first annual meeting of Members, the initial term of Class II directors will expire at our second annual meeting of Members and the initial term of Class III directors will expire at our third annual meeting of Members. At each successive annual meeting of Members beginning with the first annual meeting, successors to the class of directors whose term expires at such annual meeting will be elected. The holder of our Class M unit, voting separately as a class, is entitled to elect one Class III director (the “Class M Director”) all other directors will be elected by the vote of a plurality of our outstanding Class A units and Class B units, voting together as a single class, to serve for a three-year term and until their successors are duly elected or appointed and qualified. Brandon Lacoff is the Class M Director.

The number of directorships on our Board may be increased or decreased at any time by the Board, however, a decrease may not shorten the term of any incumbent director. Directors may only be removed from the Board for cause by the affirmative vote of at least 80% of the holders of Class A units and Class B units, voting together as a single class, however, the Class M Director may only be removed for cause by the affirmative vote of the holder of the Class M unit, voting separately as a class. A director serving on any committee of the Board may be removed from such committee at any time by the Board. A vacancy resulting from an increase in the number of directorships of any class or from the resignation, removal, incapacity or death of a director may be filled by a majority of the directors then in office. Any director appointed to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

Our directors are only required to devote such time to our business as their duties may require and may have business interests and engage in business activities similar to, in addition to or in competition with ours. Consequently, in the exercise of their fiduciary responsibilities, our directors will rely heavily on our Manager and on information provided by our Manager. Our directors have a fiduciary duty to our Members to supervise the relationship between the Company and our Manager.

Our current directors are also executive officers of our Manager, executive officers and directors of affiliates of our Manager and Sponsor and serve on the investment committees of affiliates of our Manager. In order to ameliorate the risks created by conflicts of interest, our Board will create a committee comprised entirely of independent directors (the “Conflicts Committee”) to address any potential conflicts. An independent director is a person who is not an officer or employee of our Manager or its affiliates. The Conflicts Committee will act upon matters involving conflicts of interest, including transactions between the Company and our Manager. See “Conflicts of Interest” for additional details.

Our general policies on investments and borrowings are set forth in this prospectus. Our Manager’s investment committee will periodically review our policies to determine whether they remain in the best interests of our Members and may recommend changes to our Board as it deems appropriate. Unless modified by our Board, we will follow the policies on investments and borrowings set forth in this prospectus.

Directors and Executive Officers

Our directors and executive officers are set forth below.

Name	Age	Position
Brandon E. Lacoff	47	Chairman of the Board and Chief Executive Officer
Martin Lacoff	74	Director, Chief Strategic Officer and Principal Financial Officer
Dean Drulias	75	Independent Director
Timothy Oberweger	47	Independent Director
Shawn Orser	47	Independent Director
Ronald Young Jr.	47	Independent Director

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Brandon Lacoff, Esq. has been our Chief Executive Officer since our founding in January 2020 and Chairman of our Board since September 2021. He was also the founder of Belpointe REIT, Inc., a qualified opportunity fund and affiliate of our Manager and Sponsor, and was the Chairman of the Board of Directors, Chief Executive Officer and President from its founding in June 2018 through our acquisition of Belpointe REIT, Inc, in October 2021. Mr. Lacoff is the founder of Belpointe, LLC, a private equity investment firm, and has been Belpointe’s Chief Executive Officer since its founding in 2011. From 2001 to 2011, Mr. Lacoff was a Managing Director and the co-founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was acquired by Belpointe in 2011. Belpointe is known for such developments as its luxury residential developments in Greenwich (Beacon Hill of Greenwich) to its Class A apartments in Norwalk, Connecticut (The Waypointe District) and Stamford, Connecticut (Baypointe). Belpointe owns several operating businesses throughout the region, including Belpointe Asset Management LLC, a financial asset management firm that manages over $3 billion in tradable securities. Mr. Lacoff and his executive team bring financial strength, operational expertise and investing discipline to its portfolio of investments. Mr. Lacoff currently serves as the Chairman of the Board of Directors for Belpointe Multifamily Development Fund I, LP, a real estate private equity fund. Prior to Belpointe, Mr. Lacoff began his finance/accounting/tax career at Arthur Andersen, LLP then with Ernst & Young, LLP, in their Mergers and Acquisitions departments. In 2001, he co-founded Belray Capital, and in 2004 left Ernst & Young to focus full-time on Belray Capital. Mr. Lacoff holds a Juris Doctor degree and a Master of Business Administration from Hofstra University and a bachelor’s degree in Finance from Syracuse University. Mr. Lacoff has served on the board of multiple non-profit organizations, including Greenwich Wiffle for the Greenwich Police Silver Shield Association, Youth Services for the Town of Greenwich (a joint venture between the Town of Greenwich and United Way of Greenwich), and the Eagle Hill School Alumni Board. Mr. Lacoff currently serves on the board of two non-profit organizations, The Belpointe Foundation and the Eagle Hill School Board of Trustees. Mr. Lacoff is licensed to practice law as an attorney in the State of Connecticut and State of New York. Mr. Lacoff was selected as a director because of his ability to lead our company and his detailed knowledge of our strategic opportunities, challenges, competition, financial position and business.

Martin Lacoff has been our Chief Strategic Officer and Principal Financial Officer since our founding in January 2020 and a member of our Board since September 2021. Mr. Lacoff is an entrepreneur with over 45 years’ experience in successfully starting, developing and operating businesses within the securities, real estate, and natural resources industries. He was also Vice Chairman of the Board of Directors and Chief Strategic Officer of Belpointe REIT, Inc., a qualified opportunity fund and affiliate of our Manager and Sponsor, since its founding in June 2018 through our acquisition of Belpointe REIT, Inc, in October 2021. His considerable professional experience includes former Vice-Chairman and Co-Founder of Walker Energy Partners, one of first publicly traded Master Limited Partnership (MLP) that he brought public; and former Chairman, Founder and General Securities Principal of LaClare Securities, Inc., a NASD broker dealer. Mr. Lacoff was also formerly Vice President of institutional equities at Mitchell Hutchins and later Paine Webber. Mr. Lacoff previously served as a Director of Fortune Natural Resources Corporation, a public company that was listed on the American Stock Exchange and is currently on the Board of Directors of the Lion’s Foundation of Greenwich, a charitable organization dedicated to helping the blind and visually impaired. Since 2012, Mr. Lacoff has served as a Board of Director for Belpointe Multifamily Development Fund I, LP, where he helps in real estate investment decisions. Mr. Lacoff is an engineer by training, having graduated from Rensselaer Polytechnic Institute and has a Master of Business Administration in Finance from the Simon Business School at University of Rochester. Mr. Lacoff was selected to serve as a director because of his extensive investment and financial experience and detailed knowledge of our acquisition and operational opportunities and challenges.

Dean Drulias, Esq. has been practicing private law in Westlake Village, California, since 2002. He is also a member of the Board of Directors of Belpointe REIT, Inc., a qualified opportunity fund, an affiliate of our Manager and Sponsor. Mr. Drulias formerly served as Director, Corporate Secretary and General Counsel of Fortune Natural Resources Corporation, a public oil and gas exploration and production services company that was listed on the American Stock Exchange. Mr. Drulias was also a stockholder and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, where he specialized in the areas of energy, environmental and real property law. Mr. Drulias received his undergraduate degree from the University of California Berkley and has a Juris Doctor degree from Loyola Law School. Mr. Drulias is a member of the California and Texas State Bars. Mr. Drulias was selected as a director because of his senior executive officer and board service experience.

Timothy Oberweger has been a Vice President and Senior Business Development Officer at Stewart Title Commercial Services, a title insurance and settlement company providing services to the real estate and mortgage industries since October 2017. He has over 15 years of experience in the title insurance industry. Previously, from November 2015 to September 2017, Mr. Oberweger served as Managing Director & Counsel of First American Title Insurance Company. From September 2009 to November 2015, Mr. Oberweger served as Vice President & Counsel of Fidelity National Title Insurance Company and, from September 2005 to August 2009, as Counsel of First American Title Insurance Company. Mr. Oberweger served as chair of the Young Mortgage Bankers Association from August 2015 to December 2017, and since May 2010 has served on the Executive Board of Brooklyn Law School’s Alumni Association. From May 1995 to May 1996, he served on the Alumni Board of Macalester College. Mr. Oberweger is currently and has been since March 2018 a member of National Multifamily Housing Council and, since January 2020, a member of Urban Land Institute, ULI and National Association for Industrial and Office Parks. Mr. Oberweger has also previously been a member of the Mortgage Bankers Association, MBA of New York, The International Council of Shopping Centers and served as an elected member of the Representative Town Meeting in Greenwich, Connecticut from September 2011 to December 2017. Mr. Oberweger holds a Juris Doctor from Brooklyn Law School and a Bachelor of Arts from Macalester College.

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Shawn Orser has been the President of Seaside Financial & Insurance Services, a San Diego, California based investment advisory firm since 2009. He is also a member of the Board of Directors of Belpointe REIT, Inc., a qualified opportunity fund, an affiliate of our Manager and Sponsor. Mr. Orser began his career in finance supporting an Index Arbitrage desk at RBC Dominion Securities, then moved to Merrill Lynch where he worked on the trading desk for the Equity Linked Products Group. Thereafter, he then joined Titan Capital, a New York City based hedge fund where he traded equity derivatives, then worked as a proprietary trader for Remsemberg Capital trading equity and option strategies. Afterwards, he moved to the retail side of the investment management business with Northwestern Mutual, then later joined Seaside Financial & Insurance Services. Mr. Orser earned his bachelor’s degree in Finance from Syracuse University. Mr. Orser was selected as a director because of his extensive investment and finance experience.

Ronald Young, Jr. has been the President and Co-founder of Tri-State LED, a subsidiary of Revolution Lighting Technologies (NASDAQ: RVLT), which provides LED solutions to commercial, industrial and municipal organizations since 2010. He is also a member of the Board of Directors of Belpointe REIT, Inc., a qualified opportunity fund, an affiliate of our Manager and Sponsor. Prior to 2010, Mr. Young was a managing director and co-founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was later acquired by Belpointe. Mr. Young has also held several positions in the investment and financial industry with MAC Pension Inc., Strategies for Wealth Strategies (an agency of The Guardian Life Insurance Company of America), and AG Edwards & Sons Inc. (now Wells Fargo Advisors). Ron earned his undergraduate degree from the University of Connecticut. Mr. Young was selected as a director because of his extensive investment and real estate development experience.

Executive Advisory Board

Our Board has established an Executive Advisory Board to provide both it and our Manager with advice regarding, among other things, potential investment opportunities, general market conditions and debt and equity financing opportunities. The Executive Advisory Board consists of Sarah Broderick, Patrick Brogan, Donald Cogsville, Stephen Soler and Fredrick Stoleru. The members of the Executive Advisory Board will not participate in meetings of our Board unless specifically invited to attend. The Executive Advisory Board will meet at such times as requested by our Board or our Manager. The members of the Executive Advisory Board can be appointed and removed and the number of members of the Executive Advisory Board may be increased or decreased by our Manager from time to time for any reason. The appointment and removal of members of the Executive Advisory Board do not require approval of our Members. The members of our Executive Advisory Board are set forth below.

Sarah Broderick is the Founder of The FEAT, formed in November 2018, which delivers products and services aimed at bringing professionals that have left traditional roles in corporate America back into the economy. Ms. Broderick is also currently and has been since November 2020, the executive-in-residence at the UConn Werth Institute for Entrepreneurship and Innovation and also has served on the Werth Institute’s Advisory Board since January 2021. Prior to founding The FEAT, Ms. Broderick served as the COO/CFO and member of the Board of Directors of VICE Media from March 2016 to November 2018. Earlier in her career, Ms. Broderick held senior roles across a range of organizations, including oversight of the SEC reporting and the global accounting operations for General Electric from June 2012 to September 2014, and leadership positions at Endeavor from September 2014 to March 2016, NBC Universal from July 2009 to June 2012 and Deloitte from July 2000 to July 2009. Ms. Broderick serves on the Board of Directors of the Girl Scouts of Connecticut, a position which she has held since May2008 and has been involved in fundraising for the UConn Foundation since November 2019. Ms. Broderick holds a Master of Science in Accounting and a Bachelor of Science in Accounting from the University of Connecticut, where she was also a four-year member and captain of the UConn softball team.

Patrick Brogan is the President of BB Land Holdings, a private real estate investment company, and an Officer of the Black-Brogan Foundation, a family foundation focused on empowerment through education. He is also a member of the Executive Board of Belpointe REIT, Inc., a qualified opportunity fund, an affiliate of our Manager and Sponsor. Mr. Brogan’s has extensive background in data networking, as he was an early employee at Breakaway Solutions, Blade Logic, Egenera, and Fuze. Over the years Mr. Brogan’s role ranged from Engineering to Sales, to Investor, and ultimately Board of Directors. Mr. Brogan’s extensive business background made him into an expert investor and advisor to early-stage businesses. Mr. Brogan holds a bachelor’s degree from Boston College.

Donald P. Cogsville is the Chief Executive Officer of The Cogsville Group, a New York-based private equity real estate investment firm founded in 2007. Since its inception, the firm has invested in $3 billion of commercial and residential real estate, representing over 4,000 assets in 49 states. Mr. Cogsville began his career as an attorney in the Structured Finance Group at Skadden, Arps, Slate, Meagher & Flom LLP. He then joined the Leveraged Finance Group at Merrill Lynch as an investment banker, and left Merrill Lynch to found RCM Saratoga Capital LLC, a boutique investment banking firm focused on generating value in the urban marketplace. Mr. Cogsville is Of Counsel with Akerman LLP, where his practice focuses on real estate development (specifically urban redevelopments, including opportunity zone projects), real estate financing, and real estate asset management. Additionally, Mr. Cogsville serves or has served on the Board of Marchex, Inc., the Board of Visitors of the University of North Carolina, The New York Urban League, Jazz at Lincoln Center, The Amsterdam News Editorial Board and founded the non-partisan voter registration initiative, Citizen Change. Mr. Cogsville holds a B.A. from the University of North Carolina at Chapel Hill and a J.D. from Rutgers University.

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Daniel Kowalski is the owner of Wizard of OZ, a bespoke consultancy focused on helping companies utilize Opportunity Zones to grow their businesses while helping the surrounding community to grow and thrive. Previously, from 2017 until January 2021, Mr. Kowalski was Counselor to the Secretary at the U.S. Treasury Department. Mr. Kowalski was the Treasury official responsible for policy development of the regulations, forms and instructions required to implement Opportunity Zones. He worked with Treasury and IRS staff as well as public- and private-sector stakeholders to provide as much flexibility for the use of the Opportunity Zone incentive consistent with the four corners of the statute. Mr. Kowalski has been a featured speaker at over 70 Opportunity Zone events in 30 cities in 20 states and Puerto Rico. He was named a “Top 25 OZ Influencer” in both 2019 and 2020 by Opportunity Zone Magazine. Mr. Kowalski is also a recipient of the Alexander Hamilton Award, the highest Treasury honor for employees whose performance and leadership demonstrate the highest standards of dedication to public service and the Treasury Department. Prior to Treasury, Mr. Kowalski was Deputy Staff Director of the Senate Budget Committee. He also served as the Director of Budget Review for the House Budget Committee. Mr. Kowalski started in Washington with the Congressional Budget Office (CBO) as a Principal Analyst in the unit responsible for preparing CBO’s baseline budget projections. In state government, Mr. Kowalski worked as Director of the Legislative Budget Office for the Missouri General Assembly, and as the senior individual income tax analyst with the Finance Committee for the New York State Senate. Mr. Kowalski started his career as a management analyst for the Deputy Commissioner for Audit in the New York City Department of Finance. Mr. Kowalski holds a Master of Public Policy degree from Harvard’s Kennedy School and a Bachelor of Arts from St. John’s College in Annapolis, Maryland.

Stephen Soler is the Managing Director of Stockbridge Realty Advisors, LLC, where he oversees underwriting, financing, and project management for real estate investments, including assisting Societe Generale with various real estate related matters including developing risk management protocols. Over the past 30 years, Mr. Soler has held senior positions at both real estate investment companies as well as commercial banks focused on commercial real estate financing, where he has overseen more than $15 Billion of commercial real estate transactions covering all asset classes and real estate sectors. Prior to Stockbridge Realty Advisors, LLC, Mr. Soler held the position of Managing Director at Societe Generale and was part of the credit assessment team focused on risk management. Mr. Soler is an Adjunct Professor at the NYU Schack Institute of Real Estate where he has taught for more than fifteen years in the Master of Real Estate Program with a focus on Entrepreneurship and Sustainable Development. Mr. Soler graduated from the University of Massachusetts at Amherst with a degree in economics, and he attended the Harvard Graduate School of Design. He has served as a member of the Economics Department Advisory Board at the University of Massachusetts, the Board of the YMCA of Greenwich, and on several Town of Greenwich Boards and Advisory Committees.

Fredrick Stoleru is a Principal with Blackburn Point Realty, the real estate affiliate of Hepco Capital Management, LLC, a private investment firm that seeks to make controlled investments in diverse business sectors, particularly real estate, middle market private operating companies, and energy and financial companies. Prior to Blackburn, Mr. Stoleru was the President and Chief Executive Officer of Atlas Resources LLC and Vice President of the general partner of Atlas Growth Partners, L.P., which owns and operates natural gas drilling partnerships. In addition to experience at Atlas, Mr. Stoleru has a considerable professional experience that includes serving as Vice President of Business Development at Resource Financial Institutions Group, Inc., a Principal of NPV/Direct Invest, an Associate at the Capital Transactions Group of the Shorenstein Company, and an Investment Banking Associate with JP Morgan Investment Management. Mr. Stoleru received a Master of Business Administration degree from Georgetown University and a Bachelor of Science degree in business from the University of Delaware.

Director Independence

Our Class A units are listed on the NYSE American (“NYSE”) under the symbol “OZ.” Pursuant to NYSE’s corporate governance requirements, a majority of a listed company’s board of directors must be made up of independent directors. Under the NYSE corporate governance requirements, a director is “independent” if the director is not an executive officer or employee of the company and the company’s board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Dean Drulias, Timothy Oberweger, Shawn Orser and Ronald Young, Jr. are independent directors under the NYSE corporate governance requirements.

Committees of the Board of Directors

Our Board may delegate many of its powers to one or more committees. As of the date of this prospectus, our Board has established an audit committee, compensation committee, nominating and corporate governance committee and conflicts committee. Each of these committees is comprised exclusively of independent directors. The principal functions and composition of each committee are briefly described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Additionally, our Board may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Our audit committee was established in accordance with Rule 10A-3 under the Securities Exchange Act of 1934 and the NYSE corporate governance requirements. The responsibilities of our audit committee are to, among other things:

●	determine the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm;

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●	review and approve in advance all permitted non-audit engagements and relationships between us and our independent registered public accounting firm;

●	evaluate our independent registered public accounting firm’s qualifications, independence and performance;

●	obtain and review a report from our independent registered public accounting firm describing its internal quality-control procedures, any material issues raised by the most recent review and all relationships between us and our independent registered public accounting firm;

●	review and discuss with our independent registered public accounting firm their audit plan, including the timing and scope of audit activities;

●	review our consolidated financial statements;

●	review our critical accounting policies and practices;

●	review the adequacy and effectiveness of our accounting and internal control policies and procedures;

●	oversee the performance of our internal audit function;

●	review with our management all significant deficiencies and material weaknesses in the design and operation of our internal controls;

●	review with our management any fraud that involves management or other employees who have a significant role in our internal controls;

●	establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

●	prepare the reports required by the rules of the SEC to be included in our annual proxy statement;

●	discuss with our management and our independent registered public accounting firm the results of our annual audit and the review of our quarterly consolidated financial statements; and

●	oversee our compliance with legal, ethical and regulatory requirements.

Our audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Our audit committee operates under a written audit committee charter and is comprised of individuals who meet the independence requirements of the SEC and the NYSE. Each member of our audit committee is financially literate in accordance with the NYSE requirements. Our audit committee also has at least one member who qualifies as an “audit committee financial expert” under SEC rules and regulations. The current members of the audit committee are Dean Drulias, Shawn Orser, who is its chair, and Ronald Young, Jr.

Compensation Committee

The responsibilities of our compensation committee are to, among other things:

●	establish and oversee our equity compensation programs, if any, to ensure the alignment of the interests of our senior executive officers with our interests and the interests of the holders of our units;

●	review and make recommendations to our Board with respect to the equity compensation of our executive officers, if any, including our Chief Executive Officer;

●	periodically review and make recommendations to our Board with respect to the compensation of the members of our Board and Executive Advisory Board; and

●	oversee the identification, consideration and management of risks associated with our equity compensation policies and programs, if any.

Our compensation committee has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Our compensation committee is comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE and operates under a written conflicts committee charter. The current members of the compensation committee are Timothy Oberweger, who is its chair, Shawn Orser and Ronald Young, Jr.

Nominating and Corporate Governance Committee

The responsibilities of our nominating and corporate governance committee are to, among other things:

●	assist in identifying, recruiting and evaluating individuals qualified to become members of our Board, consistent with criteria approved by our Board and the nominating and corporate governance committee;

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●	recommend to our Board individuals qualified to serve as directors and on committees of our Board;

●	advise our Board with respect to Board composition, procedures and committees; and

●	recommend to our Board certain corporate governance matters and practices.

Our nominating and corporate governance committee is comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE and operates under a written nominating and corporate governance committee charter. The current members of the nominating and corporate governance committee are Timothy Oberweger, Shawn Orser and Ronald Young, Jr., who is its chair.

Conflicts Committee

The responsibilities of our conflicts committee are to, among other things:

●	establish and oversee policies and procedures governing conflicts of interest that may arise through related person transactions;

●	periodically review and update as appropriate these policies and procedures;

●	review and approve or ratify any related party transaction and other matters which may pose conflicts of interest, other than related party transactions that are pre-approved as described under “Conflicts of Interest;” and

●	advise, upon request, our Board or any other committee of our Board on actions or matters involving conflicts of interest.

Our conflicts committee is comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE and operates under a written conflicts committee charter. The current members of the conflicts committee are Dean Drulias, who is its chair, Timothy Oberweger, Shawn Orser.

Code of Business Conduct and Ethics

Our Board has established a code of business conduct and ethics that applies to all of our officers, directors and employees, including those officers responsible for financial reporting. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

●	compliance with laws, rules and regulations;

●	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

●	accountability for adherence to the code of business conduct and ethics.

Our code of business conduct and ethics also provides that our non-employee directors are not obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to, or in competition with, our businesses.

Any waiver of the code of business conduct and ethics for our directors or officers may be made only by our Board or one of our Board committees and will be promptly disclosed as required by law or the NYSE corporate governance requirements. A copy of our code of business conduct and ethics will be available on our website at www.belpointeoz.com. Our website and the information contained therein or connected thereto is not incorporated, or deemed to be incorporated, into this prospectus or the registration statement of which it forms a part.

Compensation of Directors

Our Board is empowered to, or to delegate to our Manager the power to, fix the compensation of all officers and approve the payment of compensation to directors for services rendered to us. A member of our Board who is also an employee of our Manager or our Sponsor is referred to as an employee director. Employee directors will not receive compensation for serving on our Board. For the year ended December 31, 2021, each of our non-employee directors received $5,000 in cash compensation for their service as directors. Going forward, we intend to establish a policy to compensate each of our non-employee directors on an annual basis paid in quarterly installments in arrears, which compensation may, in the sole discretion of our Board, be paid to members in the form of cash or equity, or a combination of both cash and equity. We also intend to adopt a unit ownership policy for our non-employee directors in order to better align our non-employee directors’ financial interests with those of our unitholders by requiring non-employee directors to own a minimum level of our Class A units.

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We do not pay our directors additional fees for attending board meetings, but we reimburse each of our directors for reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings (including, but not limited to, airfare, hotel and food). For the year ended December 31, 2021, all of our Board and committee meetings have been held virtually and our directors did not incur any expenses in connection with attending board or committee meetings.

Executive Compensation

We are externally managed and currently have no employees or intention of hiring any employees. Our executive officers also serve as officers of our Manager and Sponsor or one or more of their affiliates. Our management agreement provides that our Manager will be responsible for managing our day-to-day operations and investment activities, as such our executive officers do not receive compensation from us or any of our subsidiaries for serving as our executive officers but, rather, receive compensation from our Manager. We will not reimburse our Manager for any compensation paid to our executive officers. Our management agreement does not require our executive officers to dedicate a specific amount of time to the conduct of our business and affairs or prohibit our executive officers from engaging in other activities or providing services to other persons, including affiliates of our Manager and Sponsor. Accordingly, our Manager has informed us that it cannot identify the portion of compensation it will award to our executive officers that relates solely to such executives’ services to us, as our Manager does not compensate its employees specifically for such services. Furthermore, we do not have employment agreements with our executive officers, we do not provide pension or retirement benefits, perquisites or other personal benefits to our executive officers, our executive officers have not received any nonqualified deferred compensation and we do not have arrangements to make payments to our executive officers upon their termination or in the event of a change in control of us.

Our Manager

While our Board at all times has ultimate oversight and policy-making authority, including responsibility for our governance, financial controls, compliance and disclosure, we are externally managed by our Manager, Belpointe PREP Manager, LLC, a Delaware limited liability company. Our Manager is an affiliate of Belpointe, LLC, our Sponsor. Belpointe, LLC, a leading investment firm based in Greenwich, Connecticut, operates a family office making private investments and oversees its businesses, such as wealth management, legal and real estate services. Belpointe, LLC’s senior executives have substantial experience in the acquisition, development and ownership of real estate and, as of December 31, 2021, its affiliates have facilitated or originated 13 real estate assets with aggregate purchase prices and construction costs of approximately $400 million. Belpointe’s financial management division also currently manages over $3 billion in public securities. For additional details regarding Belpointe, LLC’s acquisition, development and ownership of real estate see “Prior Performance Summary.”

The executive offices of our Manager are located at 255 Glenville Road, Greenwich, CT 06831, and the telephone number of our Manager’s executive offices is (203) 883-1994. Set forth below is biographical information for the executive officers of our Manager.

Officer	Age	Position Held with Our Manager
Brandon E. Lacoff	47	Chief Executive Officer and President
Martin Lacoff	74	Chief Strategic Officer

For information concerning the background of Brandon E. Lacoff and Martin Lacoff see “Management—Directors and Executive Officers” above.

Our Management Agreement

We, our Operating Companies and our Manager have entered into a management agreement pursuant to which our Manager manages our day-to-day operations, implements our investment objectives and strategy and performs certain services for us, subject to oversight by our Board. A team of investment and asset management professionals, acting through our Manager, makes all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating agreement. Our Manager also provides portfolio management, marketing, investor relations, financial, accounting and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

Pursuant to the terms of the management agreement, our Manager is responsible for, among other services:

Investment Advisory and Acquisition Services

●	approving and overseeing our overall investment strategy, which consists of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	serving as our investment and financial manager with respect to originating, sourcing, underwriting (excluding due diligence), acquiring, originating, investing in and managing a diversified portfolio of commercial real estate properties, other real estate-related assets, including, but not limited to, commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses;

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●	periodically reviewing our investment objectives and strategy and our investment guidelines to determine whether they remain in the best interests of our Members and making recommended changes to our Board as appropriate;

●	structuring the terms and conditions of our acquisitions, sales and joint ventures;

●	approving joint ventures, limited liability companies and other such relationships with third parties;

●	approving any potential liquidity transaction;

●	obtaining market research and economic and statistical data in connection with our investments and investment objectives and policies;

●	preparing reports regarding prospective investments which include recommendations and supporting documentation necessary for our Manager’s investment committee to evaluate the prospective investments; and

●	negotiating and executing approved investments and other transactions.

Disposition Services

●	evaluating and approving potential asset dispositions, sales or liquidity transactions; and

●	structuring and negotiating the terms and conditions of transactions pursuant to which our assets may be sold.

Pursuant to the terms of the management agreement, our Manager may retain, for and on our behalf, at our sole cost and expense, among other services:

Offering Services

●	development of this offering, including the determination of its specific terms;

●	preparation and approval of all marketing materials to be used by us relating to this offering;

●	negotiating and coordinating the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;

●	creating and implementing various technology and electronic communications related to this offering; and

●	all other services related to this offering.

Development, Operational and Management Services

●	investigating, selecting, and, on our behalf, engaging and conducting business with such persons as our Manager deems necessary to the proper performance of its obligations under the management agreement, including but not limited to consultants, accountants, lenders, technical advisors, attorneys, brokers, placement agents, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, property managers, leasing and investment sale brokers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under the management agreement;

●	monitoring applicable markets and obtaining reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;

●	monitoring and evaluating the performance of our investments, providing management services to us and performing and supervising the various management and operational functions related to our investments;

●	formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis;

●	coordinating and managing relationships between us and any joint venture partners;

●	assisting us in calculating and publishing our NAV;

●	oversee and conduct the due diligence process;

●	entering into leases and service contracts for our commercial real estate properties and other investments; and

●	approving and overseeing our debt financing strategies.

Accounting and Other Administrative Services

●	managing and performing the various administrative functions necessary for our day-to-day operations;

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●	providing or arranging for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;

●	providing financial and operational planning services and portfolio management functions;

●	maintaining or arranging for the maintenance of accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including quarterly and annual financial statements;

●	maintaining or arranging for the maintenance of all appropriate company books and records;

●	overseeing tax and compliance services and risk management services and coordinating with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	supervising the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	providing us with all necessary cash management services;

●	managing and coordinating with our transfer agent, if any, the process of making distributions and payments to holders of our units;

●	evaluating and obtaining adequate insurance coverage based upon risk management determinations;

●	providing timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;

●	evaluating our corporate governance structure and appropriate policies and procedures related thereto; and

●	overseeing all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Member Services

●	determining our distribution policy; and

●	managing communications with holders of our units, including answering phone calls, preparing and sending written and electronic reports and other communications.

Financing Services

●	identifying and evaluating potential financing and refinancing sources, engaging a third-party broker if necessary;

●	negotiating terms of, arranging and executing financing agreements;

●	managing relationships between us and our lenders, if any; and

●	monitoring and overseeing the service of our debt facilities and other financings, if any.

Additional Services

Our Manager may retain, for and on our behalf, at our sole cost and expense, such additional services, including property management, leasing, development and construction services, of persons and firms as our Manager deems necessary or advisable in connection with our management and operations, which may include our Sponsor, or affiliates of our Manager or Sponsor; provided, that any such additional services may only be supplied by affiliates of our Manager, including our Sponsor, to the extent provided, on arm’s length terms and at competitive market rates, comparable to those terms and rates that are customary for the provision of such additional services to companies that have assets similar in type, quality and value to ours.

Management Team

Pursuant to the management agreement, our Manager is required to provide us with a portion of our management team, including our Chief Executive Officer and such other positions as requested by our Board, along with appropriate support personnel, to provide the management services to be provided by our Manager to us. None of the officers or employees of our Sponsor will be dedicated exclusively to us. Members of our management team will be required to devote such time as is necessary and appropriate commensurate with the level of our activity.

Management Compensation and Expense Reimbursements

We do not maintain an office or directly employ personnel. Instead, we rely on the facilities and resources of our Manager to manage our day-to-day operations.

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Our Manager and its affiliates, including our Sponsor, will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets, including a quarterly management fee. See “Management Compensation” for a detailed description of the fees and expenses payable to our Manager and its affiliates. Neither our Manager nor its affiliates will receive any selling commissions or dealer-manager fees in connection with the offer and sale of our Class A units.

Term and Termination

The initial term of the management agreement commenced on October 28, 2020 and will continue through December 31, 2025. We may only terminate the management agreement (i) for “cause,” (ii) upon the bankruptcy of our Manager, or (iii) upon a material breach of the management agreement by our Manager. “Cause” is defined in the management agreement to mean fraud or willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case that has or could reasonably be expected to have a material adverse effect on us. Following the initial term, the management agreement will automatically renew for an unlimited number of three-year terms unless we elect not to renew it by providing our Manager with 180 days’ prior notice. We will review and evaluate our Manager’s performance under the management agreement at least 180 days prior to each renewal term.

Upon any termination or non-renewal of the management agreement by us or any termination of the management agreement by our Manager for our breach of the management agreement, our Manager will be entitled to receive its prorated management fee through the expiration or termination date and will be paid a termination fee equal to six times the annual management fee earned by our Manager during the 12-month period ended as of the last day of the quarter immediately preceding the termination date (the “termination fee”); however, if less than 12 months have elapsed as of the termination date, the termination fee will be calculated by annualizing the management fee earned during the most recently completed quarter prior to the termination date.

In addition, upon any termination or non-renewal of the management agreement, our Manager will continue to hold 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized or distributed from the Operating Companies or any subsidiary. Upon termination or non-renewal of the management agreement, our Manager will cooperate with us and take all reasonable steps requested by us to assist our Board in making an orderly transition of the management function.

Limitations on Liability and Indemnification of our Directors, Officers, Manager and Other Agents

Our operating agreement provides that our directors, officers and Manager will be liable to us or the holders of our Class A units for an act or omission only if such act or omission constitutes a breach of the duties owed to us or the holders of our Class A, as applicable, by any such director, officer or our Manager and such breach is the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of law, in each case that has or could reasonably be expected to have a material adverse effect on us or (ii) fraud and that our Sponsor will not be liable to us or holders of our units for its actions.

Moreover, in our operating agreement we have agreed to indemnify our directors, officers, Manager and Sponsor, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of being or having been one of our directors or officers or our Manager, except for any expenses or liabilities that have been finally judicially determined to have arisen primarily from acts or omissions that violated the standard set forth in the preceding paragraph.

The indemnification rights that we provide to our directors and officers are more expansive than those provided to directors and officers under Delaware law.

In addition to the indemnity that exists in our operating agreement, we will enter into separate indemnification agreements with each of our directors and executive officers, that will indemnify them, to the fullest extent permitted by applicable law, against all expenses and liabilities (including judgments, fines, penalties, interest and amounts paid in settlement) incurred by them in connection with any proceeding in which any of them are made a party to or any claim, issue or matter, except to the extent that it shall have been determined in a final non-appealable judgment by a court of competent jurisdiction that such expenses and liabilities arose primarily from acts or omissions that constituted a breach of their duties and such breach was the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case that has or could reasonably be expected to have a material adverse effect on us or (ii) fraud. Such indemnification agreements will continue until and terminate upon the later of (x) 20 years after the indemnitee has ceased to occupy any positions or have any relationships with us or any of our affiliates, (y) the final termination of all proceedings pending or threatened during such period to which any indemnitee may be subject and (z) the expiration of the applicable statute of limitations for any possible claim or threatened, pending or completed action, suit or proceeding.

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Allocation of Investment Opportunities

Our Sponsor has in the past established and sponsored private equity real estate funds, qualified opportunity funds and REIT offerings, and in the future expects to establish and sponsor additional real estate funds and REIT offerings, as well as other potential investment vehicles and businesses. Our Sponsor’s funds do, and any future investment vehicles may, have investment criteria similar to our own. If a sale, financing, investment or other business opportunity would be suitable for more than one investment vehicle, our Sponsor will allocate the opportunity according to the policies and procedures adopted by our Sponsor. Any allocation of this type may involve consideration of a number of factors that our Sponsor’s investment and asset management professionals may determine to be relevant, including the following:

●	investment objectives and criteria of the various investment vehicles;

●	cash requirements of the various investment vehicles;

●	effects of the investment on the diversification of the portfolios of the various investment vehicles by type of investment and risk of investment;

●	policies of the various investment vehicles relating to leverage;

●	anticipated cash flow of the asset to be acquired;

●	income tax effects of the purchase on the various investment vehicles;

●	size of the investment; and

●	amount of funds available to the various investment vehicles.

Employee and Cost Sharing Agreement

We, our Operating Companies, our Sponsor and our Manager have entered into an employee and cost sharing agreement. Pursuant to this agreement, our Manager is provided with access to, among other things, our Sponsor’s portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the management agreement in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the employee and cost sharing agreement will not constitute a reimbursable expense under the management agreement. However, under the employee and cost sharing agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of the Company or our Manager that we are required to pay our Manager under the management agreement.

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Management Compensation

We will pay our Manager and its affiliates the fees and expense reimbursements described below in connection with performing services for us. Neither our Manager nor its affiliates will receive any selling commissions or dealer-manager fees in connection with the offer and sale of our Class A units or disposition fees in connection with our investments. We will, however, reimburse our Manager for out-of-pocket expenses incurred on our behalf in relation to the forgoing activities. Fees payable and expenses reimbursable to our Manager and its affiliates, including our Sponsor, may be paid, at their election, in cash, through issuance of our Class A units at the then-current NAV or some combination of the foregoing.

Form of Compensation and Receipt	Determination of Amount	Estimated Amount
Offering Expenses – Manager or its Affiliates	We will reimburse our Manager and its affiliates, including our Sponsor, for all expenses incurred on our behalf in connection with the offering of our Class A units, which are initially expected to be approximately $5,000,000, and up to approximately 0.50% of gross offering proceeds if we raise the maximum offering amount. Offering expenses will include, without limitation, all legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, one-time due diligence fees paid to registered investment advisors or financial planners that we enter into client introduction agreements with, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith, but excluding upfront selling commissions or dealer-manager fees.	The actual amount will vary depending on the number Class A units sold. Initially offering expenses are expected to be approximately $5,000,000 and may be up to approximately 0.50% of gross offering proceeds if we raise the maximum offering amount.

Management Fee – Manager	We pay our Manager a quarterly management fee at an annualized rate of 0.75%. The management fee is based on our NAV at the end of each fiscal quarter. Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, no later than the first quarter following the December 31, 2022 year end, our NAV will be announced within approximately 60 days of the last day of each quarter.	Actual amounts are dependent upon our NAV and, therefore, cannot be determined at this time.

Other Operating Expenses – Manager or its Affiliates

We reimburse our Sponsor and Manager for our allocable share of the salaries, benefits, office and other overhead of personnel providing services to us. We also reimburse our Manager for out-of-pocket expenses paid to third parties in connection with the provision of services to us.

In addition, we reimburse our Manager for out-of-pocket expenses incurred in connection with the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, debt and equity securities in other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses (including expenses related to potential transactions that do not close), including, without limitation legal and accounting fees and expenses, costs of due diligence (including appraisals, surveys, engineering reports and environmental site assessments), travel and communications expenses and other closing costs and miscellaneous expenses related to the acquisition of our investments.

Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

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Participation in Distributions – Manager	Our Manager holds 100% of our Class B units, which entitle our Manager to 5% of any gain recognized by or distributed to the Company or recognized by or distributed from our Operating Companies or any subsidiary. As a result, any time we recognize operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our Class A units have received a return of their capital. The allocation and distribution rights that our Manager is entitled to with respect to its Class B units may not be amend, alter or repeal, and the number of authorized Class B Units may not be increased or decreased, without the consent of our Manager. In addition, our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement. Accordingly, for so long as our Manager continues to hold our Class B units, it will be entitled to receive 5% of the aggregate amount of any operating gain (excluding depreciation) that we recognize or distribution that we receive.	Actual amounts are dependent upon the results of our operations and, therefore, cannot be determined at this time.

Acquisition Fee – Manager or its Affiliates	We will pay our Manager, Sponsor, or an affiliate of our Manager or Sponsor, an acquisition fee equal to 1.5% of the total value of any acquisition transaction, including any acquisition through merger with another entity (but excluding any transactions in which our Sponsor, or an affiliate of our Manager or Sponsor, would otherwise receive a development fee).	Actual amounts are dependent upon the results of our operations and, therefore, cannot be determined at this time.

Property Management Oversight Fee – Manager or its Affiliates	In addition, our Manager, Sponsor, or an affiliate of our Manager or Sponsor, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of our Operating Companies, equal to 1.5% of the revenue generated by the applicable property.	Actual amounts are dependent upon the results of our operations and, therefore, cannot be determined at this time.

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Conflicts of Interest

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates may face include the following:

Our Sponsor’s investment and asset management professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other entities affiliated with our Sponsor. Our Sponsor has previously sponsored, as of the date of this prospectus, two real estate funds and a qualified opportunity fund with investment criteria similar to ours, and may in the future sponsor other real estate funds that may have similar investment criteria to ours.

Our Sponsor’s investment and asset management professionals acting on behalf of our Manager will have to allocate their time among us, our Sponsor’s business and other programs and activities in which they are involved.

The terms of our management agreement (including our Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated through the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

We may in the future decide to internalize our management function and, should we elect do so, we may acquire our Manager’s or its affiliates’, including our Sponsor’s, assets and personnel. We, our Operating Companies and our Manager have entered into a management agreement. The terms of the management agreement restrict us from hiring or soliciting any employee of our Manager or its affiliates, including our Sponsor, for a period of two years from termination of the management agreement. In addition, upon any termination or non-renewal of the management agreement by us our Manager will be entitled to receive its prorated management fee through the expiration or termination date and will be paid a termination fee equal to six times the annual management fee earned by our Manager during the 12-month period ended as of the last day of the quarter immediately preceding the termination date (the “termination fee”); however, if less than 12 months have elapsed as of the termination date, the termination fee will be calculated by annualizing the management fee earned during the most recently completed quarter prior to the termination date. These provisions could make it difficult for us to internalize management without acquiring assets and personnel from our Manager and its affiliates, including our Sponsor, for consideration that would be negotiated at the time of any such acquisition. Any termination fees we incur would be paid in cash and any other consideration could take many forms, including issuance of equity or cash payments, which could directly impact our NAV, by reducing the amount of our assets, or result in the dilution of your interest in us.

In general, whenever an actual or potential conflict of interest arises between our Sponsor, Manager, one or more of our directors or their respective affiliates, on the one hand, and us, our Operating Companies, one or more of our Operating Companies’ subsidiaries or one or more Members (other than our Manager), on the other hand, any resolution or course of action taken by our Board will be deemed approved by all of Members and will not constitute a breach of our operating agreement or any legal or equitable duty (including any fiduciary duty) if the resolution or course of action in respect of the conflict of interest is:

●	on terms no less favorable to us, our Operating Companies, one or more of our Operating Companies’ subsidiaries or one or more Members (other than our Manager) than those generally being provided to or available from unrelated third parties;

●	fair and reasonable to us taking into account the totality of the relationships among the parties involved; or

●	approved or ratified by a vote of our disinterested directors; or

●	approved or ratified by a vote of the Members.

Our failure to seek the approval of our disinterested directors or Members as described above will not be deemed to indicate that a conflict of interest exists or that approval could not have been obtained. If our Board determines that any resolution or course of action satisfies the first or second standards described above, it will be presumed that our Board acted in good faith in making such determination, and a holder of our Class A units seeking to challenge our Board’s determination would bear the burden of overcoming this presumption.

Any conflicts of interest described in this prospectus will be deemed approved by our Members and each prospective investor who acquire Class A units on or after the date of this offering and will not constitute a breach of our operating agreement or any legal, equitable or other duty.

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In addition to the provisions relating to conflicts of interest, our operating agreement contains provisions that waive or consent to conduct by us, our Manager, our directors or our affiliates that might otherwise raise issues about compliance with fiduciary duties or otherwise applicable law. For example, our operating agreement provides that when we, our Board or our Manager is permitted or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, then, to the fullest extent permitted by law, we, our Board or our Manager, as the case may be, may make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”), and will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any holder of our Class A units, and will not be subject to any other or different standards imposed by our operating agreement, any other agreement contemplated thereby, under the Delaware Limited Liability Company Act or under any other law or in equity, but in all circumstances must exercise such discretion in good faith. These modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and the holders of our Class A units will only have recourse and be able to seek remedies against our directors if our directors breach their obligations pursuant to our operating agreement. Unless our directors breach their obligations pursuant to our operating agreement, we and the holders of our Class A units will not have any recourse even if our directors were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our operating agreement, our operating agreement provides that our directors will not be liable to us or the holders of our Class A units for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such breach is the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of law, in each case that has or could reasonably be expected to have a material adverse effect on us or (ii) fraud. In addition, our operating agreement provides that our Manager and our Sponsor will owe no duties to us or the holders of our Class A units and will have no liability to us or any holder of our Class A units for monetary damages or otherwise for their actions. These modifications are detrimental to the holders of our Class A units because they restrict the remedies available to holders of our Class A units for actions that without those limitations might constitute breaches of duty (including fiduciary duty).

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our Board may affect the amount of cash flow from operations available for distribution to the holders of our Class A units.

The amount of cash flow from operations that is available for distribution to holders of our Class A units is affected by decisions of our Board regarding such matters as:

●	amount and timing of cash expenditures;

●	amount and timing of investments and dispositions;

●	levels of indebtedness;

●	tax matters;

●	levels of reserves; and

●	issuance of additional equity securities, including Class A units.

The holders of our Class A units will have no right to enforce obligations of our affiliates under agreements with us.

Any agreements between us, on the one hand, and our affiliates, on the other, will not grant to the holders of our Class A units, separate and apart from us, the right to enforce the obligations of our affiliates in our favor.

Contracts between us, on the one hand, and our affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our operating agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our affiliates, on the other, are or will be the result of arm’s-length negotiations. Our Board will determine the terms of any of these transactions on terms that it considers are fair and reasonable to us.

The Members of our management team and our directors not required to devote all of their time and efforts to our affairs.

Members of our management team will be required to devote such time as is necessary and appropriate commensurate with the level of our activity. Our directors are only required to devote such time to our business as their duties may require and may have business interests and engage in business activities similar to, in addition to or in competition with ours.

Related Party Loans and Warehousing of Assets

If we have sufficient funds to acquire only a portion of an investment then, in order to cover the shortfall, we may obtain a related party loan from our Manager or its affiliates, including our Sponsor. Each related party loan will be an obligation of ours, that is payable solely to the extent that such related party loan remains outstanding.

As an alternative means of acquiring investments for which we do not yet have sufficient funds, our Manager or its affiliates, including our Sponsor, may close and fund an investment prior to it being acquired by us. This ability to warehouse investments will allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, provided that its fair market value is materially equal to its cost (i.e., the aggregate equity capital invested by our Manager or its affiliates, including our Sponsor, in connection with the acquisition and during the warehousing of such investments, plus assumption of debt and any costs, such as accrued property management fees and transfer taxes, incurred during or as a result of the warehousing or, with respect to debt, the principal balance plus accrued interest net of any applicable servicing fees).

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Net Asset Value Calculation and Valuation Policies

Through no later than the first quarter following the December 31, 2022 year end, the net asset value (“NAV”) for our Class A units will be equal to $100.00 per Class A unit.

Thereafter our NAV per Class A unit will be based on the NAV of our assets and investments (such as our portfolio of commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses) in addition to any other assets (such as cash on hand following any distributions to our Manager pursuant to its Class B units), less any liabilities, including the allocation or accrual of management fees, allocation or accrual of gains or distributions distributable to our Manager pursuant to its Class B units and expenses reimbursable to our Manager and its affiliates, including our Sponsor.

No later than the first quarter following the December 31, 2022 year end, and every quarter thereafter, we plan to calculate our net asset value (“NAV”) within approximately 60 days of the last day of each quarter (the “Determination Date”). If our NAV increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price effective as of the first business day following its public announcement. The adjusted offering price will be equal to our adjusted NAV as of the last day of the Determination Date divided by the number of Class A units outstanding on the Determination Date. Our board of directors, taking into consideration factors such as the investments we hold and the timing of our ability to generate cash flows, may determine that it is appropriate for us to begin calculating NAV on a quarterly basis prior to the first quarter following the December 31, 2022 year end. We will file a prospectus supplement with the SEC if we determine to calculate NAV prior to the first quarter following the December 31, 2022 year end and prospectus supplements disclosing the quarterly determinations of our NAV per Class A unit for each fiscal quarter thereafter.

General

Our NAV will be calculated using a process designed to produce a fair and accurate estimate of the price that would be received for our assets and investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our assets and investments. Our Manager will periodically review our valuation methodologies and policies to determine whether they remain in the best interests of our Members and may adjust our methodologies as it deems appropriate.

The calculation of our NAV is intended to be a computation of the fair value of our assets and investments less our outstanding liabilities and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with U.S. GAAP. Because the fair value calculations of our assets and investments will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets and investments may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other public companies holding similar assets and investments may use different methodologies or assumptions to determine their NAV. In addition, NAV is not a measure used under U.S. GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from U.S. GAAP. You should not consider NAV to be equivalent to unitholders’ capital or any other U.S. GAAP measure.

Independent Advisors

We may engage a third party to prepare or assist with preparing the NAV of our Class A units. In addition, where we determine that an independent appraisal is necessary, including, without limitation, where our Manager is unsure of its ability to accurately determine the estimated values of our assets and investments, or where third party market values for comparable assets and investments are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising the types of assets and investments that we hold to act as our independent valuation expert. The independent valuation expert will not be responsible for, prepare or assist with preparing our NAV per Class A unit.

Valuation of our Assets and Investments

Our NAV will be calculated using a process that may reflect some or all of the following components: (i) estimated values of each of our assets and investments, including related liabilities (but may, in our discretion, exclude deal-level carried interest allocations), based on: (a) market capitalization, comparable transaction information, interest rates, adjusted net operating income; (b) with respect to debt, default rates, discount rates and loss severity rates; (c) for commercial real estate properties that have development or value add plans, progress along such development or value add plans; and (d) in certain instances, reports of the underlying assets and investments by an independent valuation expert; (ii) the price of liquid assets for which third party market quotes are available; (iii) accruals of our periodic distributions; and (iv) estimated accruals of our operating revenues and expenses (excluding property management oversight fees).

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Liabilities

We will include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the management fees and expenses reimbursable to our Manager and its affiliates, including our Sponsor, gains or distributions distributable to our Manager pursuant to its Class B units, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability.

Limits on the Calculation of Our NAV

Our goal is to provide a reasonable estimate of the market value of our Class A units within approximately 60 days of the last day of each quarter. Our assets and investments consist principally of commercial real estate properties located throughout the United States and its territories. We also anticipate acquiring real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses. As with any asset valuation protocol, the conclusions reached by our Manager or any third-party firm that we engage to prepare or assist with preparing the NAV of our Class A units will involve significant judgments, assumptions and opinions in the application of both observable and unobservable attributes that may or may not prove to be correct. The use of different judgments or assumptions would likely result in different estimates of the value of our assets and investments and, consequently, our NAV. Moreover, although we will calculate and provide our NAV on a quarterly basis, our NAV may fluctuate daily, accordingly the NAV in effect for any given fiscal quarter may not accurately reflect the amount that might otherwise be paid for your Class A units in a market transaction. Further, for any given fiscal quarter, our published NAV may not fully reflect certain material events to the extent that they are unknown or their financial impact on our assets or investments is not immediately quantifiable. However, to the extent quantifiable, if a material event occurs in between quarterly updates of our NAV that would cause our NAV per Class A unit to change by 10% or more from the last disclosed NAV, we will disclose the updated NAV per Class A unit and the reason for the change in a prospectus supplement as promptly as reasonably practicable.

It is important to note that the determination of our NAV will not be based on, nor is it intended to comply with, fair value standards under U.S. GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In addition, we do not represent, warrant or guarantee that: (i) you will be able to realize the NAV per Class A unit for your Class A units if you attempt to sell them; (ii) you will ultimately realize distributions per Class A unit equal to the NAV per Class A units you own upon liquidation of our assets and investments and settlement of our liabilities or a sale of our company; (iii) our Class A units will trade at their NAV per Class A unit on the NYSE American; or (iv) a third party would offer the NAV per Class A unit in an arm’s-length transaction to purchase all or substantially all of our Class A units. Furthermore, any distributions that we make will directly impact our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV (either positive or negative) will produce your total return.

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Prior Performance Summary

The information presented in this section represents the historical experience of real estate investment programs sponsored in the last ten years by Belpointe, LLC, our Sponsor, and its affiliates. Our structure and investment strategy (with the exception of the investment strategy of Belpointe REIT, Inc.) are different from these prior programs and our performance will depend on factors that may not be applicable to or affect the performance of these other programs. Further, all but one of the prior programs discussed in this section were conducted through privately held entities that were not subject to the fees and expenses associated with this offering, nor all of the laws and regulations that will apply to us once we qualify as a publicly traded partnership. Investors should not assume that they will experience returns, if any, that are comparable to those experienced by investors in the prior programs. The Prior Performance Tables included in this prospectus, beginning on page A-1, include further information regarding certain prior programs. References herein to Belpointe, LLC, or our Sponsor, include its affiliates.

Capital Raising

Our Sponsor has programs that invest primarily in real property.

During the ten-year period ended December 31, 2021, our Sponsor sponsored three real estate programs that invest primarily in real property. In the aggregate, during this period our Sponsor has raised approximately $443 million from approximately 800 investors. See “Appendix A: Prior Performance Tables—Table I” for additional details about fund-raising for certain prior real estate programs by our Sponsor for the three-year period ended December 31, 2021.

Real Property Investments

During the ten years ended December 31, 2021, prior real estate programs by our Sponsor made investments in 13 real estate properties with an equity invested amount of approximately $406 million. The table below provides details about the location and aggregate invested cost of these properties.

	Property Investments
Location	Number	Cost (in thousands)
Northeastern United State	12	$379,151
Southeastern United States	1	26,712
Total	13	$405,863

The following table gives a breakdown of the aggregate investments in real property (based on purchase price of investments) made by prior real estate programs by our Sponsor, categorized by property type, as of December 31 2021.

Type of Property	Total
Mixed Use	64%
Residential (including multifamily)	32
Office/Retail	4
100%

The following table gives a breakdown of the aggregate investments in real property (based on purchase price of investments) made by prior real estate programs by our Sponsor, categorized by property condition, as of December 31, 2021.

Condition of Property	Total
Used/Renovated	14%
New Construction	86%
100%

Sales and Dispositions

As of the date of this prospectus two of the prior real estate programs by our Sponsor have disposed of an aggregate of five of their properties.

Investment Objectives

We consider a program to have an investment objective similar ours if the program pursues income and long-term growth by investing primarily in core-plus real estate or value-add real estate. Our Sponsor’s prior programs are Beacon Hill II Investments, LLC (“BH”), Belpointe Multifamily Development Fund I, LP (“BMF”) and Belpointe REIT, Inc. (“BREIT”). We believe that BH and BMF each have investment objectives similar to ours, with the goal of seeking “value-add” returns through the acquisition and management of a portfolio of multifamily and mixed-use properties in inefficiently priced markets throughout the United States, both on a direct basis and with joint-venture operating partners. BREIT has nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and real estate-related assets located in qualified opportunity zones.

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Prior Program Summary

Set forth below is a description of all prior real estate programs by our Sponsor that were in their investment and operational phases in the last three years.

During the three-year period ended December 31, 2021, our Sponsor sponsored one real estate program that invests primarily in real property. BREIT primarily makes control-oriented privately negotiated investments in commercial real estate properties and real estate-related assets, both on a direct basis and with joint-venture operating partners. BREIT has nearly the same investment objectives as we do; with the majority of its initial investments in properties that are located in qualified opportunity zones.

Belpointe REIT, Inc. (“BREIT”)

BREIT commenced operations on February 11, 2019, raised approximately $119.0 million of equity with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and real estate-related assets located in qualified opportunity zones and was acquired by the Company on October 12, 2021.

See “Table VI Acquisitions of Properties by Program” in Part II of the registration statement of which this prospectus forms a part for additional details about acquisitions of properties for certain prior real estate programs by our Sponsor for which offerings are open ended. Upon request, we will furnish prospective investors with a copy of Table VI without charge.

Material Adverse Developments on Prior Programs

As of the date of this prospectus, none the prior real estate programs by our Sponsor have, since their inception, experienced any material adverse business developments or conditions that would be material to investors in this program.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the number and percentage of Class A units, Class B units and the Class M unit owned by

●	each of our directors;

●	each of our named executive officers

●	all of our directors and executive officers as a group;

●	and any person known to us to be the beneficial owner of more than 5% of our outstanding units.

As of [●] [●], 2022, there were [●] Class A units issued and outstanding, 100,000 Class B units issued and outstanding and one Class M unit issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes securities that a person has the right to acquire within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he has no economic interest. To our knowledge, except as otherwise set forth in the notes to the following table, each person named in the table has sole voting and investment power with respect to all of the interests shown as beneficially owned by such person. Unless otherwise specified, the address for each of the persons named below is c/o Belpointe PREP, LLC, 255 Glenville Road, Greenwich, Connecticut 06831.

	Class A units Beneficially Owned		Class B units Beneficially Owned		Class M units Beneficially Owned
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Directors and Officers
Brandon E. Lacoff (1) (2)	207	*	100,000	100%	1	100%
Martin Lacoff (3)	12	*	—	—%	—	—%
All directors and officers as a group	219	*	100,000	100%	1	100%

5% Unitholders
Empirical Financial Services, LLC. d.b.a. Empirical Wealth Management (4)	225,931	7%	—	—	—	—
Belpointe PREP Manager, LLC (2)	—	—%	100,000	100%	1	100%

*	Represents less than 1%
(1)	Belpointe, LLC, our Sponsor, owns 206 Class A units and Belpointe Capital Management, LLC (“BCM”), an affiliate of our Sponsor, owns one Class A unit. Brandon E. Lacoff, the manager of our Sponsor and BCM, may be deemed to share voting and dispositive power with respect to the Class A units held by our Sponsor and BCM.
(2)	Belpointe PREP Manager, LLC, our Manager, owns 100,000 Class B units and one Class M unit, and Brandon E. Lacoff, the manager of our Manager, may be deemed to share voting and dispositive power with respect to the Class B units and Class M unit held by our Manager.
(3)	M&C Partners III, owns 12 Class A units and Martin Lacoff and his spouse share voting and dispositive power with respect to the Class A Units.
(4)	Based on information contained in a Schedule 13G filed with the SEC by Empirical Financial Services, LLC. d.b.a. Empirical Wealth Management (“Empirical”) on February 14, 2022. According to the Schedule 13G, as of December 31, 2021, Empirical had sole power to vote or direct the vote of 217,722 of our Class A units beneficially owned and sole power to dispose of or direct the disposition of 225,931 of our Class A units beneficially owned. The address of Empirical’s principal business office is 1420 5th Avenue, Suite 3150, Seattle, Washington 98101. The Schedule 13G provides information only as of December 31, 2021 and, consequently, the beneficial ownership of Empirical may have changed between December 31, 2021 and March 11, 2022.

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Certain Relationships and Related Person Transactions

Our Transactions with Belpointe REIT, Inc.

Exchange Offer

Pursuant to the terms of an Agreement and Plan of Merger, dated April 21, 2021 (the “Merger Agreement”), by and among the Company, our wholly-owned subsidiary, BREIT Merger, LLC, a Delaware limited liability company (“BREIT Merger”), and Belpointe REIT, Inc., a Maryland corporation (“Belpointe REIT”), BREIT Merger commenced an offer (the “Offer”) to exchange each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of Belpointe REIT validly tendered in the Offer for 1.05 Class A units, with any fractional Class A units rounded up to the nearest whole unit (the “Transaction Consideration”). The purpose of the Offer was for us to acquire control of the entire equity interest in Belpointe REIT while at the same time preserving the status of Belpointe REIT’s investments as qualified opportunity zone investments, and our status as a qualified opportunity fund.

The Offer expired on June 18, 2021. As of the expiration of the Offer, 757,098 shares of Belpointe REIT’s Common Stock had been validly tendered, representing 63.62% of the issued and outstanding shares of Common Stock. The Minimum Condition (as defined in the Merger Agreement) for the Offer was satisfied because the number of shares of Common Stock of Belpointe REIT validly tendered represented at least a majority of the aggregate voting power of the shares of Common Stock outstanding immediately following consummation of the Offer. In connection with the Offer and Merger (as defined in the Merger Agreement), we filed a registration statement on Form S-4, as amended (File No. 333-255427) (the “Form S-4”), with the Securities and Exchange Commission (“SEC”). The Form S-4 was declared effective on September 13, 2021. On September 14, 2021, BREIT Merger accepted for exchange all of the shares of Common Stock (the “Exchange Offer”) validly tendered in the Offer.

QOZB Sale

In furtherance of the Merger, Belpointe REIT sold its interest in the holding company for 1991 Main (the “1991 Main Interest”) to Belpointe Investment Holding, LLC (“BI Holding”), an affiliate of our Chief Executive Officer. In connection with the transaction we provided a $24.8 million loan to BI Holding, which was evidenced by a secured promissory note bearing interest at a rate of 5% per annum and due and payable at maturity on September 14, 2022 (the “BI Secured Note”). Upon consummation of the Merger, we acquired the BI Secured Note as successor in interest to Belpointe REIT.

CMC Redemption

In furtherance of the Merger, on September 30, 2021, we provided a commercial mortgage loan in the principal amount of $3.5 million (the “CMC Loan”) to CMC Storrs SPV, LLC a Connecticut limited liability company (“CMC”). CMC is the owner of certain real property located in Mansfield, Connecticut (the “CMC Property”). CMC used the proceeds from the CMC Loan to enter into a Redemption Agreement with BPOZ 497 Middle Holding, LLC (“BPOZ 497”), an indirect majority-owned subsidiary of Belpointe REIT, to redeem BPOZ 497’s preferred equity investment in CMC. The CMC Loan is evidenced by a promissory note (the “CMC Note”) bearing interest at a rate of 12% per annum, and due and payable on the maturity date, and is secured by a first mortgage lien on the CMC Property. On March 29, 2022, we entered into an amendment to the CMC Note to extend the maturity date to June 27, 2022

Conversion and Merger

On October 1, 2021, in accordance with the terms of the Merger Agreement, Belpointe REIT converted from a Maryland corporation into a Maryland limited liability company (the “Conversion”) named BREIT, LLC (“BREIT”). In the Conversion each outstanding share of Common Stock of Belpointe REIT was converted into a limited liability company interest (the “Interests”) of BREIT.

All other conditions to the Merger having been satisfied, on October 14, 2021, pursuant to the terms of the Merger Agreement and in accordance with §4A-702 of the Maryland Limited Liability Company Act and §18-209 of the Delaware Limited Liability Company Act, BREIT merged with and into BREIT Merger, with BREIT Merger surviving. In the Merger, each Interest that was issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive the Transaction Consideration.

Secured Note Transactions

Prior to and in connection with the Offer and Merger, we entered into a series of loan transactions with Belpointe REIT whereby: (i) on October 28, 2020, Belpointe REIT advanced us $35.0 million evidenced by a secured promissory note (the “First Secured Note”) bearing interest at a rate of 0.14%, due and payable on the Maturity Date (as hereinafter defined) and secured by all of our assets, (ii) on February 16, 2021, Belpointe REIT advanced us an additional $24.0 million evidenced by a second secured promissory note (the “Second Secured Note”) on the same terms as the First Secured Note, and (iii) on May 28, 2021 we entered into an agreement with Belpointe REIT to amend the Maturity Date of the First Secured Note and Second Secured Note to December 31, 2021 (the “Maturity Date”) and Belpointe REIT advanced us an additional $15.0 million evidenced by a third secured promissory note (the “Third Secured Note” and, together with the First Secured Note and Second Secured Note, the “Secured Notes”) on the same terms as the First Secured Note and Second Secured Note.

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Upon consummation of the Merger, effective October 12, 2021, we entered into a Release and Cancellation of Indebtedness Agreement with BREIT Merger, the surviving entity in the Merger, pursuant to the terms of which BREIT Merger cancelled the Secured Notes and discharged us from all obligations to repay the principal and any accrued interest on the Secured Notes.

Our Transaction with Belpointe Investment Holding, LLC

Pursuant to the terms of an Agreement to Accept Interests in Satisfaction of Obligations, (the “Agreement to Accept Interests”), effective November 30, 2021, we, through an indirect majority owned subsidiary, acquired the 1991 Main Interest from BI Holding in consideration of its payment to us of $0.3 million in interest that had accrued under the terms of the BI Secured Note through November 30, 2021, and in satisfaction of its remaining obligations under the BI Secured Note.

Our Transaction with Norpointe, LLC

On January 3, 2022, we provided a commercial mortgage loan in the principal amount of $30.0 million (the “Norpointe Loan”) to Norpointe, LLC (“Norpointe”), an affiliate of our Chief Executive Officer. Norpointe is the owner of certain real property located at 41 Wolfpit Avenue, Norwalk, Connecticut 06851 (the “Norpointe Property”). The Norpointe Loan is evidenced by a promissory note bearing interest at a rate of 5% per annum, and due and payable on December 31, 2022, and is secured by a first mortgage lien on the Norpointe Property.

The opportunity zone regulations allow us to apply the 90% Asset Test without taking into account any proceeds from our Primary Offering that we receive in the 6-month period preceding the Test Date, provided those proceeds are held in cash, cash equivalents, or a debt instrument with a term of 18-months or less. Accordingly, given our excess cash on hand as of the year ended December 31, 2021, management viewed the Norpointe transaction as an opportunity to earn a strong rate of return on that cash by making a low risk—due to the low loan-to-value ratio and first priority mortgage interest—short-term loan rather than depositing the funds in a lower yielding account pending investment in future developments.

Our Transactions with Belpointe Specialty Insurance

Certain immediate family members of our Chief Executive Officer have a passive indirect minority beneficial ownership interest in Belpointe Specialty Insurance, LLC (“Belpointe Specialty Insurance”). Belpointe Specialty Insurance has acted, and may continue to act, as our broker in connection with the placement of insurance coverage for certain of our properties and operations. Belpointe Specialty Insurance earns brokerage commissions related to the brokerage services that it provides to us, which commissions vary, are based on a percentage of the premiums that we pay and are set by the insurer. We have also engaged, and may continue to engage, Belpointe Specialty Insurance to provide us with contract insurance consulting services related to owner controlled insurance programs, for which we pay an administration fee.

Management believes that the commissions that Belpointe Specialty Insurance earns are comparable to those commissions that we would pay to unaffiliated third parties in arms-length transactions. During the year ended December 31, 2021, we paid insurance premiums in the aggregate amount of $0.6 million, from which Belpointe Specialty Insurance earned commissions of $0.1 million.

Our Relationship with our Manager and Sponsor

We are externally managed by our Manager, which is responsible for managing our day-to-day operations, implementing our investment objectives and strategy and performing certain services for us, subject to oversight by our Board and the limitations set forth in our operating agreement. Our Manager is an affiliate of our Sponsor and is indirectly owned by our Chief Executive Officer and beneficially owned by certain immediate family members of our Chief Executive Officer.

Our Management Agreement

Pursuant to the terms of our management agreement, a team of investment and asset management professionals, acting through our Manager, makes all decisions regarding the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, subject to the limitations in our operating agreement. Our Manager also provides portfolio management, marketing, investor relations, financial, accounting and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

Pursuant to the terms of our management agreement, our Manager is responsible for, among other things:

●	serving as our investment and financial manager with respect to originating, underwriting, acquiring, and managing our investment portfolio;

●	structuring the terms and conditions of our acquisitions, sales and joint ventures; and

●	retaining, for and on our behalf, services related to, among other things, our Primary Offering, and any other offerings that we may conduct, the development, operation and management of our investments, calculation of our NAV, administrative, accounting, tax, legal and investor relations services, financing services, and services related to property management, leasing, development and construction.

The initial term of the management agreement continues through December 31, 2025 and may only be terminated (i) for “cause,” (ii) upon the bankruptcy of our Manager, or (iii) upon a material breach of the management agreement by our Manager. “Cause” is defined in the management agreement to mean fraud or willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case that has or could reasonably be expected to have a material adverse effect on us. Following the initial term, the management agreement will automatically renew for an unlimited number of three-year terms unless we elect not to renew it by providing our Manager with 180 days’ prior notice.

Upon any termination or non-renewal of the management agreement by us or any termination of the management agreement by our Manager for our breach of the management agreement, our Manager will be entitled to receive its prorated management fee through the expiration or termination date and will be paid a termination fee equal to six times the annual management fee earned by our Manager during the 12-month period ended as of the last day of the quarter immediately preceding the termination date.

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In addition, upon any termination or non-renewal of the management agreement, our Manager will continue to hold our Class B units. Upon termination or non-renewal of the management agreement, our Manager will cooperate with us and take all reasonable steps requested by us to assist our Board in making an orderly transition of the management function.

Management Fee, Class B Units and Expense Reimbursement

As compensation for its services under the management agreement, we pay our Manager a quarterly management fee at an annualized rate of 0.75%. The management fee is based on our NAV at the end of each fiscal quarter. During the year ended December 31, 2021, our Manager was paid $0.7 million in management fees. During the period beginning January 24, 2020 (formation) to December 31, 2020, our Manager did not receive any management fees.

As additional compensation for its services under the management agreement, we issued our Manager 100,000 Class B units, representing all of our issued and outstanding Class B units. The Class B units entitle our Manager to 5% of any gain recognized by or distributed to us or recognized by or distributed from our Operating Companies or any subsidiary. As a result, any time we recognize an operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our Class A units have received a return of their capital. The allocation and distribution rights that our Manager is entitled to with respect to its Class B units may not be amended, altered or repealed, and the number of authorized Class B Units may not be increased or decreased, without the consent of our Manager. During the year ended December 31, 2021, and for the period beginning January 24, 2020 (formation) to December 31, 2020, we did not make any Class B unit allocations or distributions to our Manager.

Pursuant to the management agreement, we reimburse our Manager and its affiliates, including our Sponsor, for actual fees and expenses incurred in connection with our public offerings, the Offer, Conversion and Merger, the selection, origination, acquisition and management of our investments, and for out-of-pocket expenses paid to third parties in connection with providing services to us. Expenses reimbursable are payable at the election of the recipient in cash, by issuance of our Class A units at the then-current NAV, or through some combination of the foregoing.

During the year ended December 31, 2021, and for the period beginning January 24, 2020 (formation) to December 31, 2020, our Manager and its affiliates, including our Sponsor, incurred $1.3 million and $0.3 million, respectively, for fees and expenses on our behalf.

Our Employee and Cost Sharing Agreement

Pursuant to our employee and cost sharing agreement, our Sponsor provides our Manager with access to portfolio management, asset valuation, risk management and asset management services, as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the management agreement, and our Sponsor or one or more of its affiliates is entitled to receive expense reimbursements and our Manager’s allocable share of employment costs incurred by the Sponsor.

During the year ended December 31, 2021, and for the period beginning January 24, 2020 (formation) to December 31, 2020, our Sponsor and its affiliates incurred $0.8 million and $0.1 million, respectively, for fees, expenses and employment costs on our behalf.

Development Fees

Pursuant to the terms of development agreements that we enter into with affiliates of our Sponsor, such affiliates are entitled to receive (i) development fees on each project in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project, and (ii) reimbursements for their expenses, such as employee compensation and other overhead expenses incurred in connection with the project.

In connection with our acquisitions of 902-1020 First and 900 8th Avenue South, a development fee of 4.5% of total project costs will be charged throughout the course of each project (the “Development Fee”), of which one half was due at the close of each acquisition. The development company receiving the Development Fee is indirectly owned by our Chief Executive Officer and beneficially owned by certain immediate family members of our Chief Executive Officer. For additional details regarding our acquisition of 902-1020 First and 900 8th Avenue South see, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Investments—Investments in Multifamily and Mixed-Use Rental Properties.”

During the year ended December 31, 2021, affiliates of our Sponsor were paid $1.8 million for upfront development fees and we incurred $0.6 million for employee reimbursement expenditures relating to projects under development, of which $0.3 million was paid. During the period beginning January 24, 2020 (formation) to December 31, 2020, affiliates of our Sponsor were paid $2.2 million for upfront development fees and we incurred less than $0.1 million for employee reimbursement expenditures relating to projects under development, of which none was paid.

Review and Approval of Related Person Transactions

Our Board has adopted a written statement of policy for us regarding transactions with related persons. Our related person policy covers any “related person transaction” including, but not limited to, any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or series of similar transactions, arrangements or relationships that is reportable by us under Item 404(a) of Regulation S-K in which we, our Operating Companies or any subsidiary were or are to be a participant and the amount involved exceeds $120,000 and in which any “related person” (as defined in Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest. With certain limited exceptions, our related person policy requires that each related person transaction, and any material amendment or modification to a related person transaction, be reviewed and approved or ratified by our conflicts committee or by a majority of the disinterested members of our Board.

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Description of Our Units

The following summary of the material terms and provisions of our units, our Limited Liability Company Operating Agreement (our “operating agreement”) and certain relevant provisions of the Delaware Limited Liability Company Act (the “Act”) each as in effect at the time of this offering, does not purport to be complete and is qualified in its entirety by reference to our operating agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part, and applicable provision of Act. See “Where You Can Find More Information.”

General

Our operating agreement authorizes our Board to issue an unlimited number of additional units and an unlimited number of preferred units (the “preferred units”) and options, rights, warrants and appreciation rights relating to such units for consideration or for no consideration and on the terms and conditions as determined by our Board in its sole discretion without the approval of any Members. These additional securities may be used for a variety of purposes, including in future offerings to raise additional capital, acquisitions and employee benefit plans. Our operating agreement currently authorizes the issuance of Class A, Class B units and Class M units. Our Sponsor and its affiliate acquired 100 of our Class A units in connection with our formation for net proceeds to us of $10,000. As of [●] [●], 2022, there were [●] Class A units, 100,000 Class B units and one Class M units issued and outstanding.

Class A units

Upon payment in full of the consideration payable with respect to our Class A units, as determined by our Board, the holders of such Class A units will not be liable to us to make any additional capital contributions with respect to such Class A units (except as otherwise required by Sections 18-607 and 18-804 of the Act). No holder of our Class A units will be entitled to preemptive, redemption or conversion rights.

Voting Rights

Holders of Class A units are entitled to one vote per Class A unit held of record on all matters submitted to a vote of our Members. Generally, all matters to be voted on by our Member must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by the Members present in person or represented by proxy at a meeting of Members, voting together as a single class.

Distribution Rights

Holders of Class A units will share ratably (based on the number of Class A units held) in any distribution authorized by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on distributions and to any restrictions on distributions imposed by the terms of any outstanding preferred units.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred units having liquidation preferences, if any, the holders of our Class A units and any other equity securities we may subsequently issue that are pari passu with our Class A units will be entitled to receive our remaining assets available for distribution in proportion to the Class A units and other equity securities held by them as of a record date determined by the liquidator.

Other Matters

Under our operating agreement, in the event that our Board determines that we should seek relief pursuant to Section 7704(e) of the U.S. Internal Revenue Code of 1986, as amended, to preserve our status as a partnership for federal (and applicable state) income tax purposes, we and each of our Members will be required to agree to adjustments required by the tax authorities, and we will pay such amounts as required by the tax authorities to preserve our status as a partnership.

Class B units

All of our Class B units are held by our Manager. No holder of Class B units is entitled to preemptive, redemption or conversion rights.

Voting Rights

Holders of Class B units are entitled to one vote per Class B unit held of record on all matters submitted to a vote of our Members. Generally, all matters to be voted on by our Member must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by the Members present in person or represented by proxy at a meeting of Members, voting together as a single class.

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Distribution Rights

Holders of our Class B units are entitled to 5% of any gains recognized by or distributed to the Company or recognized by or distributed from the Operating Companies or any subsidiary. As a result, any time we recognize an operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our Class A units have received a return of their capital. The allocation and distribution rights that our Manager is entitled to with respect to its Class B units may not be amended, altered or repealed, and the number of authorized Class B Units may not be increased or decreased, without the consent of our Manager. In addition, our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement. Accordingly, for so long as our Manager continues to hold our Class B units, it will be entitled to receive 5% of the aggregate amount of any operating gain (excluding depreciation) that we recognize or distribution that we receive. See “Management Compensation.”

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred units having liquidation preferences, if any, the holders of our Class B units will be entitled to receive any accrual of gains or distributions otherwise distributable to our Manager pursuant to its Class B units.

Class M units

The Class M unit is held by our Manager. The holder of the Class M unit is not entitled to preemptive, redemption or conversion rights.

Voting Rights

The holder of the Class M unit is entitled to that number of votes equal to the product obtained by multiplying (i) the sum of the aggregate number of outstanding Class A units plus Class B units, by (ii) 10, on matters on which the holder of our Class M unit has a vote. Generally, all matters to be voted on by our Members must be approved by a majority of the votes entitled to be cast by the Members present in person or represented by proxy at a meeting of Members, voting together as a single class.

Our Manager will hold our Class M unit for so long as it remains our manager. Accordingly, our Manager will be able to determine the outcome of all matters on which a holder of our Class M unit has a vote. Such matters include certain mergers and acquisitions, certain amendments to our operating agreement and the election of one Class III director. The Class M unit does not represent an economic interest in the Company.

Distribution Rights

The holder of our Class M unit does not have any right to receive distributions.

Liquidation Rights

Upon our liquidation, dissolution or winding up, the holder of our Class M unit does not have any right to receive distributions in respect of its Class M unit.

Preferred units

Under our operating agreement, our Board may from time to time establish and cause us to issue one or more classes or series of preferred units and set the designations, preferences, rights, powers and duties of such classes or series. Accordingly, our Board, without Member approval, may issue preferred units with voting, conversion or other rights that could adversely affect the voting and other rights of the holders of our Class A units.

We could issue a series of preferred units that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A units might believe to be in their best interests or in which holders of our Class A units might receive a premium for their Class A units over the NAV of our Class A units.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A units is Securities Transfer Corporation.

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Description of our Operating Agreement

The following summary of the material terms and provisions of our units, our Limited Liability Company Operating Agreement (our “operating agreement”), and certain relevant provisions of the Delaware Limited Liability Company Act (the “Act”) does not purport to be complete and is qualified in its entirety by reference to our operating agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part, and applicable provision of Act. See “Where You Can Find More Information.”

Organization and Duration

We were formed in Delaware on January 24, 2020 in accordance with the Act and will remain in existence until dissolved in accordance with the provisions of our operating agreement and the Act.

Purpose

Under our operating agreement, we are permitted to (i) directly, or indirectly through our Operating Companies or any subsidiary, acquire, develop, redevelop, own, hold, maintain, manage, finance, refinance, pledge, hypothecate, exchange, sell and otherwise deal in and with a diversified portfolio of commercial real estate properties located throughout the United States and its territories, as well as to acquire other real estate-related assets, including, but not limited to, commercial real estate loans and mortgages, and debt and equity securities issued by other real estate-related companies, private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses, (ii) to enter into any joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations partnership, joint venture, limited liability company or other similar arrangement to engage in any of the foregoing or to acquire, hold and dispose of interests in any corporation, partnership, joint venture, limited liability company, trust or other entity engaged, directly or indirectly, in any of the foregoing, and to exercise all of the rights and powers conferred upon the Company with respect to our interests therein, and (iii) to do anything necessary or incidental to the foregoing; provided, however, that the Company initially qualifies as a “qualified opportunity fund” under §1400Z-1 and §1400Z-2 of the Internal Revenue Code of 1986, as amended (the “Code”), as established by the Tax Cuts and Jobs Act of 2017.

Agreement to be Bound by Our Operating Agreement; Power of Attorney

By purchasing Class A units, you will be admitted as Member of Belpointe PREP, LLC and become bound by the terms of our operating agreement. Pursuant to our operating agreement, each holder of our Class A units and each person in whose name any of our Class A units are registered on the books and records or our transfer agent grants to us, our Manager (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants us the authority to make certain amendments to, and to make consents and waivers under, our operating agreement and certificate of formation, in each case in accordance with our operating agreement.

Duties of Our Manager, Officers and Directors

Our operating agreement provides that our business and affairs will be managed by or under the direction of our board of directors (our “Board”), which will have the power to appoint our officers and to engage our Manager, and to delegate to our officers and Manager the power to carry out the provisions of our operating agreement and the purposes, policies and business of the Company. In addition, our operating agreement provides that, except as specifically provided therein, the duties of care and loyalty owed to us and to the holders of our units are the same as the respective duties of care and loyalty owed by officers and directors of a corporation organized under the General Corporation Law of the State of Delaware (“DGCL”) to their corporation and stockholders, respectively.

There are certain provisions in our operating agreement regarding exculpation and indemnification of our Sponsor, Manager, officers and directors that differ from the DGCL.

First, our operating agreement provides that our officers and directors will be liable to us or the holders of our units for an act or omission only if such act or omission constitutes a breach of the duties owed to us or the holders of our units, as applicable, by any such officer or director and such breach is the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case, that has resulted in, or could reasonably be expected to result in, a material adverse effect on us, or (ii) fraud, and that our Sponsor and Manager will not be liable to us or the holders of our units for any act or omission, including any mistake of fact or error in judgment. In addition, we have agreed to indemnify our Sponsor, Manager, officers and directors to the fullest extent permitted by applicable law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with our approval and counsel fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may be made a party by reason of being or having been one of our officers or directors or our Manager, except for any expenses or liabilities that have been finally judicially determined to have arisen primarily from acts or omissions which violate the standard set forth in the preceding sentence. To the extent that the indemnification provisions purport to include indemnification of liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission (“SEC”), such indemnification is contrary to public policy and therefore unenforceable. Under the DGCL, a corporation can only indemnify officers and directors for acts or omissions if any such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation and, in a criminal action, if the officer or director had no reasonable cause to believe their conduct was unlawful.

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Second, our operating agreement provides that, in the event of an existing or potential conflict of interest involving our Sponsor, our Manager, one or more of our directors or their respective affiliates, a resolution or course of action by our directors or their affiliates will be deemed approved by all holders of our Class A units, and will not constitute a breach of our operating agreement or any duty (including any fiduciary duty), if such resolution or course of action meets certain standards as described in “—Conflicts of Interest” below. Under the DGCL, a corporation is not permitted to automatically exempt directors from claims of breach of fiduciary duty under such circumstances. In addition, our operating agreement provides that all conflicts of interest described in this prospectus are deemed to have been specifically approved by all holders of our Class A units who acquire Class A units on or after the date of this offering.

Election of Members of Our Board of Directors

Our Board currently consists of six directors. The number of directorships on our Board may be increased or decreased at any time by the Board, however, a decrease may not shorten the term of any incumbent director. Our operating agreement divides our Board into three classes, designated Class I, Class II and Class III. The initial term of Class I directors will expire at our first annual meeting of Members, the initial term of Class II directors will expire at our second annual meeting of Members and the initial term of Class III directors will expire at our third annual meeting of Members. At each successive annual meeting of Members beginning with the first annual meeting, successors to the class of directors whose term expires at such annual meeting will be elected. The holders of our Class M units, voting separately as a class, are entitled to elect one Class III director (the “Class M Director”) all other directors will be elected by the vote of a plurality of our outstanding Class A units and Class B units, voting together as a single class, to serve for a three-year term and until their successors are duly elected or appointed and qualified.

Removal of Members of Our Board of Directors

Directors may only be removed from the Board for cause by the affirmative vote of at least 80% of the holders of Class A units and Class B units, voting together as a single class, however, the Class M Director may only be removed for cause by the affirmative vote of at least 80% of the holders of Class M units, voting separately as a class. A director serving on any committee of the Board may be removed from such committee at any time by the Board. A vacancy resulting from an increase in the number of directorships of any class or from the resignation, removal, incapacity or death of a director may be filled by a majority of the directors then in office. Any director appointed to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

Limited Liability

The Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of the Act will be liable to the company for three years for the amount of the distribution. Under the Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Act provides that the fair value of property subject to liability for which recourse of creditors is limited is included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Act, an assignee who becomes a substituted member of a company is liable for the obligations of the assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a member and that could not be ascertained from our operating agreement.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our Board. To adopt a proposed amendment and except as set forth below, our Board is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of Members to consider and vote upon the proposed amendment. Except as set forth below an amendment must be approved by holders of a majority of the total combined voting power of our outstanding units, voting together as a single class, and to the extent that such amendment would have a material adverse effect on the holders of any class or series of units, by a majority of the holders of such class or series. Issuances of securities with rights superior to those of our outstanding units or having a dilutive effect on our outstanding units will not be deemed to have a material adverse effect on the holders of our outstanding units.

Prohibited Amendments

No amendment to our operating agreement may be made that would:

●	enlarge the obligations of any Member without such Member’s consent, unless the Board determines the amendment to be necessary or appropriate (i) for our qualification or continued qualification as a limited liability company under the laws of any state (ii) to ensure that we will not be treated as an association taxable as corporations or otherwise taxed as an entity for federal income tax purposes, or (iii) to comply with qualified opportunity fund requirements under the Code and any related Treasury Regulations or the requirements or requests of any taxing authority; or

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●	change the provision in our operating agreement that provides that we will be dissolved upon an election to dissolve us by our Board that is approved by holders of a majority of the total combined voting power of our outstanding Class A units and Class B units, voting together as a single class;

Our operating agreement provides that we may only amend the above-described provisions upon approval of Members holding at least 80% of the total combined voting power of our outstanding units.

Amendments Not Requiring Member Approval

Our Board may, in its sole discretion and without the approval of any Member (including a Member that may be materially and adversely affected), amend our operating agreement to reflect:

●	a change in our name, the location of our principal place of business, our registered agent or our registered office;

●	the admission, substitution, resignation or removal of Members in accordance with our operating agreement;

●	a change that our Board determines to be necessary or appropriate for us to qualify or continue our qualification as a limited liability company under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes, unless we specifically elect to be treated otherwise;

●	a change that our Board determines to be necessary or appropriate to ensure that we comply with the qualified opportunity fund requirements under the Code and any related Treasure Regulations or the requirements of any taxing authority, unless we specifically elect to be treated otherwise;

●	a change that our Board determines to be necessary or appropriate to address changes in U.S. federal income tax regulations, legislation or interpretation;

●	a change in our fiscal year or taxable year and related changes that our Board determines to be necessary, desirable or appropriate as a result of a change in our fiscal year or taxable year;

●	an amendment that our Board determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, our Manager or any director, officer or other agent from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act of 1940, as amended, Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Code or any applicable similar law;

●	an amendment or issuance that our Board determines to be necessary or appropriate for the authorization or issuance of additional securities;

●	any amendment expressly permitted in our operating agreement to be made by our Board acting alone;

●	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our operating agreement;

●	any amendment that our Board determines to be necessary or appropriate for the formation by the Company of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our operating agreement;

●	a merger of the Company or any subsidiary into, or conveyance of all of the Company’s assets to, a newly formed entity, for the sole purpose of effecting a change in legal form into another limited liability entity;

●	an amendment effected, necessitated or contemplated by an amendment to the operating agreement or other governing document of one of our direct subsidiaries that requires the equity holders of such subsidiary to provide a statement, certification or other proof of evidence to the subsidiary regarding whether such equity holder is subject to U.S. federal income taxation on the income generated by such subsidiary; and

●	any other amendments substantially similar to any of the above-described provisions.

In addition, our Board may, in its sole discretion and without the approval of any Member (including a Member that may be materially and adversely affected), amend our operating agreement to reflect a change the Board determines:

●	does not adversely affect the Members considered as a whole (or adversely affect the holders of any particular class or series of units as compared to the holders of another classes or series of units) in any material respect;

●	is necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental entity or contained in any applicable law;

●	is necessary, desirable or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange or market on which our units are or will be listed or quoted for trading;

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●	is necessary or appropriate in connection with action taken by our Board relating to splits or combinations of units under our operating agreement; or

●	is required to effect the intent expressed in the registration statement of which this prospectus forms a part or any other registration statement we file under the Securities Act or the intent of the provisions of our operating agreement or is otherwise contemplated by our operating agreement.

Merger, Sale or Other Disposition of Assets

If certain conditions specified in our operating agreement are satisfied, our Board may convert or merge the Company or any of our subsidiaries into, or convey all of the Company’s assets to, a newly formed limited liability entity, in each case without any approval of our Members, if the sole purpose of the conversion, merger or conveyance is to effect a change in our legal form into another limited liability entity. All other mergers, consolidations and other business combinations require the approval of both our Board and a majority of the total combined voting power of all of our outstanding units, voting together as a single class. Holders of our Class A units are not entitled to dissenters’ rights of appraisal under our operating agreement or applicable law in the event of a merger, consolidation or other business combination, a conversion or a sale of all or substantially all of the Company’s assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited liability company until terminated under the terms of our operating agreement. We will dissolve and our affairs will be wound up:

●	upon an election to dissolve the Company by our Board that is approved by holders of a majority of the total combined voting power of all of our outstanding Class A units and Class B units, voting together as a single class;

●	upon the entry of a decree of judicial dissolution of the Company pursuant to the Act; or

●	at any time that there are no Members of the Company unless the business of the Company is continued in accordance with the Act.

Election to be Treated as a Corporation

If our Board determines, in its sole discretion, that it is no longer in our best interests to continue as a partnership for U.S. federal income tax purposes, our Board may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Books and Reports

Our operating agreement requires that we keep appropriate books and records of our business at our principal offices. Our books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with U.S. GAAP. Our fiscal year is the calendar year ending December 31. Our Board, in its sole discretion, may change our fiscal year at any time as may be required or permitted under the Code or applicable Treasury Regulations.

Our operating agreement requires that we use reasonable efforts to furnish each Member, as soon as practicable after the end of each fiscal year, with a Schedule K-1 to IRS Form 1065 and any comparable statements required by applicable federal, state or local income tax law. However, it may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s. For this reason, holders of our Class A units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax returns. See “Material U.S. Federal Tax Considerations—Administrative Matters—Information Returns.”

Unrestricted Ability to Issue Additional Securities

Our operating agreement authorizes us to issue additional units, and options, rights, warrants and appreciation rights relating to units, including units entitled to a preference or priority over our Class A units in the right to share in our distributions, for such consideration (or for no consideration) and on such terms and conditions established by our Board without the approval of any of our Members. These additional units may be used for a variety of purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Our ability to issue additional units and other equity securities could discourage or make an attempt to obtain control over us more difficult, including those attempts that might result in a premium over the market price for the holders of our Class A units or that a holder of our Class A units might consider to be in its best interest.

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Manager’s Class B Units

In partial consideration of our Manager organizing the Company and undertaking the risk associated with this offering, our Manager has received Class B units, which entitle our Manager to 5% of any gains recognized by or distributed to the Company or recognized by or distributed from the Operating Companies or any subsidiary. As a result, any time we recognize an operating gain (excluding depreciation) or receive a distribution, whether from continuing operations, net sale proceeds, refinancing transactions or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such gain or distribution, regardless of whether the holders of our Class A units have received a return of their capital. The allocation and distribution rights that our Manager is entitled to with respect to its Class B units may not be amended, altered or repealed, and the number of authorized Class B Units may not be increased or decreased, without the consent of our Manager. In addition, our Manager will continue to hold 100% of our Class B units even if we terminate or elect not to renew the management agreement. Accordingly, for so long as our Manager continues to hold our Class B units, it will be entitled to receive 5% of the aggregate amount of any operating gain (excluding depreciation) that we recognize or distribution that we receive. See “Management Compensation.”

Conflicts of Interest

In general, whenever an actual or potential conflict of interest arises between our Sponsor, our Manager, one or more of our directors or their respective affiliates, on the one hand, and the Company, one or more of our subsidiaries or any holder of our units other than our Sponsor or our Manager, on the other hand, any resolution or course of action taken by our Board will be deemed approved by all of our Members and will not constitute a breach of our operating agreement or any legal or equitable duty (including any fiduciary duty) if the resolution or course of action in respect of the conflict of interest is:

●	on terms no less favorable to the Company, our subsidiaries or the holders of our units than those generally being provided to or available from unrelated third parties;

●	fair and reasonable to the Company taking into account the totality of the relationships among the parties involved;

●	approved or ratified by a majority of our disinterested directors; or

●	approved or ratified by holders of a majority of the total combined voting power of our outstanding Class A units and Class B units, voting together as a single class.

Our failure to seek the approval of or ratification by the holders of our units or disinterested directors, as described above, will not be deemed to indicate that a conflict of interest exists or that approval or ratification could not have been obtained. If our Board determines that any resolution or course of action satisfies the first or second standards described above, it will be presumed that our Board acted in good faith in making such determination, and any holder or our Class A units seeking to challenge our Board’s determination would bear the burden of overcoming this presumption.

Any conflicts of interest described in or contemplated by this prospectus will be deemed approved by holders of our Class A units who acquire Class A units on or after the date of this offering and will not constitute a breach of our operating agreement or any legal, equitable or other duty.

In addition, our operating agreement contains provisions that waive or consent to conduct by the Company, our Manager, our directors or our affiliates that might otherwise raise issues about compliance with fiduciary duties or otherwise applicable law. For example, our operating agreement provides that when our Board, our Manager, the Company or our affiliates is permitted or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, then, to the fullest extent permitted by law, our Board, our Manager the Company or our affiliates, as the case may be, may make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”), and will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any of our subsidiaries or our Members, and will not be subject to any other or different standards imposed by our operating agreement, any other agreement contemplated thereby, under the Act, or under any other law or in equity, but in all circumstances must exercise such discretion in good faith.

These modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and the holders of our Class A units will only have recourse and be able to seek remedies against our directors if our directors breach their obligations pursuant to our operating agreement. Unless our directors breach their obligations pursuant to our operating agreement, we and the holders of our Class A units will not have any recourse even if our directors were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our operating agreement, our operating agreement provides that our directors will not be liable to us or holder of our Class A units for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such breach is the result of (i) willful malfeasance, gross negligence, the commission of a felony or a material violation of applicable law, in each case, that has resulted or could reasonably be expected to have a material adverse effect on the Company, or (ii) fraud. In addition, our operating agreement provides that our Sponsor and our Manager will owe no duties to the Company or holders of our Class A units and will have no liability to the Company or any holder of our Class A units for monetary damages or otherwise for their actions.

These modifications are detrimental to the holders of our Class A units because they restrict the remedies available to holders of our Class A units for actions that without those limitations might constitute breaches of duty (including fiduciary duty).

Actual or potential conflicts of interest could arise in the following circumstances, among others:

●	The amount of cash flow from operations that is available for distribution to holders of our Class A units may be affected by decisions of our Board and our Manager regarding matters such as the (i) amount and timing of cash expenditures, (ii) amount and timing of investments and dispositions, (iii) levels of indebtedness, (iv) tax matters, (v) levels of reserves, and (vi) issuance of additional equity securities, including additional Class A units.

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●	Any agreements between the Company, on the one hand, and our Sponsor, our Manager or our affiliates, on the other, will not grant to the holders of our Class A units, separate and apart from the Company, the right to enforce the obligations of our Sponsor, our Manager or our affiliates in the Company’s favor.

●	Neither our operating agreement nor any of the other agreements, contracts and arrangements between the Company, on the one hand, and our Sponsor, our Manager or our affiliates, on the other, are or will be the result of arm’s-length negotiations. Our Board or our Manager will determine the terms of any of these transactions on terms that it considers are fair and reasonable to us.

Attorneys, independent accountants and others who will perform services for the Company are selected by our Board or our Manager and may perform services for the Company and our affiliates. We may retain separate counsel for the Company or holders of our Class A units in the event of a conflict of interest between our Sponsor, our Manager or our affiliates, on the one hand, and the Company or the holders of our Class A units, on the other, depending on the nature of the conflict, but are not required to do so.

See “Risk Factors—Risks Related to Conflicts of Interest” for a more detailed description of some of the material risks that we face related to conflicts of interest.

Meetings of Members; Action Without a Meeting

We are not required under our operating agreement to hold regular meetings of our Members. Special meetings may be called by a majority of our Board, the Chairman of our Board or our Chief Executive Officer. At any meeting of our Members, the presence, in person or by proxy, of holders representing one-third of the units entitled to vote on a matter is necessary to constitute a quorum. Generally, all matters to be voted on by our Members must be approved by a majority of the total combined voting power of our outstanding units entitled to be cast in person or by proxy voting at a meeting. The holder of our Class M unit, voting separately as a class, is entitled to elect one Class III director (the “Class M Director”) all other directors will be elected by a plurality of votes of our Class A units and Class B units, voting together as a single class. Directors may only be removed from the Board for cause by the affirmative vote of at least 80% of the holders of Class A units and Class B units, voting together as a single class, however, the Class M Director may only be removed for cause by the affirmative vote of the holder of Class M unit, voting separately as a class. Under our operating agreement and the Act, we may hold meetings in person or by remote communication.

Our operating agreement establishes advance notice procedures with respect to Member proposals and the nomination of persons for election as directors at annual meetings of our Members. Specifically, the Member must deliver notice to the Company secretary not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of Members (subject to certain exceptions).

In addition, any action that may be taken at a meeting of our Members may instead be taken upon the written consent of Members representing not less than the minimum percentage of the votes entitled to be cast that would be necessary to authorize or take such action at a meeting at which all of our Members were present and voted. Actions by written consent may be taken without a meeting, without a vote and without prior notice.

Transfer Restrictions

Transfers of our Class A units may only occur in accordance with the procedures set forth in our operating agreement. Our Class A units may not be transferred in any transaction that would:

●	violate then-applicable U.S. federal or state securities laws or regulations or any governmental authority with jurisdiction over the transfer;

●	terminate our existence or qualification under the laws of any jurisdiction;

●	cause us to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent that we are not already so treated or taxed); or

●	require us to become subject to the registration requirements of the Investment Company Act.

To the fullest extent permitted by law, a purported transfer of Class A units in violation of the restrictions set forth in our operating agreement will be null and void, and we will not be required to and will not recognize the transfer. In the event of a purported transfer prohibited by our operating agreement, we may, in our discretion, require that the purported transferor take steps to unwind, cancel or reverse the purported transaction. The purported transferee will have no rights or economic interest in the Class A units. In addition, we may, in our discretion, redeem the Class A units or cause the transfer of the Class A units to a third party and distribute the proceeds of the sale (net of any expenses) to the purported transferor.

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Description of the Operating Agreements of our Operating Companies

The following is a summary of the material terms and provisions of the Limited Liability Company Operating Agreements of our Operating Companies.

Management

All of our assets are and will continue to be held by, and all of our operations are and will continue to be conducted through, one or more of our Operating Companies, either directly or indirectly through subsidiaries.

Belpointe PREP OC, LLC, a Delaware limited liability company (“Belpointe PREP OC”), was formed as an Operating Company on January 24, 2020 and Belpointe PREP TN OC, LLC, a Delaware limited liability company (“Belpointe PREP TN OC”), was formed as an Operating Company on February 16, 2021, each to acquire and hold assets on our behalf. Our Manager is and is expected to continue to be the manager of each of Belpointe PREP OC and Belpointe PREP TN OC. As of the date of this prospectus, we are the only member of our Operating Companies.

Pursuant to our Operating Companies’ limited liability company operating agreements (the “OC operating agreements”) and our management agreement our Manager, subject to Board oversight, has full, exclusive and complete responsibility and discretion in the management and control of our Operating Companies, including the ability to cause our Operating Companies to enter into certain major transactions such as acquisitions, dispositions and refinancings, in accordance with our investment objectives and strategy and investment guidelines, to make distributions to members, and to cause changes in our Operating Companies’ business activities. Our Board will at all times have ultimate oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to our Operating Companies.

The OC operating agreements requires that our Operating Companies conduct their operations in a manner that allows us to qualify as a publicly traded partnership and qualified opportunity fund for U.S. federal income tax purposes, unless we otherwise cease to qualify as a publicly traded partnership or qualified opportunity fund. Accordingly, for purposes of satisfying the 90% Asset Tests for our qualification as a qualified opportunity fund, our Operating Companies will conduct their operations in a manner that allows a membership interest in our Operating Companies to be treated as qualified opportunity zone property. See “Material U.S. Federal Income Tax Considerations.”

As the manager of Belpointe PREP OC, our Manager has the exclusive power to manage and conduct the business of our Operating Companies. None of the members of our Operating Companies may transact business for our Operating Companies, or participate in management activities or decisions, except as required by applicable law.

Any future members of our Operating Companies will expressly acknowledge that our Manager, as the manager of our Operating Companies, is acting on behalf of the Operating Companies, the Company and the holders of our units, collectively. Neither we, our Board nor our Manager is under any obligation to give priority to the separate interests of the members of our Operating Companies or the holders of our units in deciding whether to cause our Operating Companies to take or decline to take any actions. If there is a conflict between the interests of the holders of our units, on the one hand, and our Operating Companies’ members, on the other, we or our Manager will endeavor in good faith to resolve the conflict in a manner that is not adverse to either the holders of our units or our Operating Companies’ members, provided, however, that for so long as we own a controlling interest in our Operating Companies, any conflict that cannot be resolved in a manner that is not adverse to either the holders of our units or our Operating Companies’ members may be resolved in favor of the holders of our units. Neither we, our Board nor our Manager are liable under the OC operating agreements to our Operating Companies or to any of their members for monetary damages for losses sustained, liabilities incurred or benefits not derived by such members in connection with such decisions, provided that we have acted in good faith.

Capital Contributions

We intend to contribute the net proceeds from this offering, after payment of fees and expenses attributable to our offering and operations, to our Operating Companies (and any other Operating Companies that we may form) as capital contributions. However, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors in this offering, and our Operating Companies will be deemed to have simultaneously paid the fees, expenses and other costs associated with this offering and our operations.

If our Operating Companies require additional funds at any time in excess of capital contributions made by us, our Operating Companies may borrow funds from a financial institution or other lenders or we or any of our affiliates may provide such additional funds through loans, purchase of additional limited liability company membership interests or otherwise (which we or such affiliates will have the option, but not the obligation, of providing). In addition, our Operating Companies may admit additional members whose investments may be subject to a management fee and repurchase limitations.

Reimbursement of Expenses

Our Operating Companies will reimburse us, our Manager and its affiliates, including our Sponsor, for all expenses advanced on behalf of our Operating Companies, including all expenses relating to their:

●	formation, continuity of existence and operation;

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●	preparation and filing of any of periodic or other reports and communications under U.S. federal, state or local laws or regulations;

●	compliance with laws, rules and regulations promulgated by any regulatory body; and

●	other operating or administrative costs incurred in the ordinary course of business.

Membership Interests Generally

Membership interests represent an interest as a limited liability company in our Operating Companies. Our Operating Companies may issue additional membership interests and classes of membership interests with rights different from, and superior to, those of membership interests of any class, without the consent of the members. Holders of membership interests do not have any preemptive rights with respect to the issuance of additional membership interests.

Members generally are not liable for the debts and liabilities of our Operating Companies beyond the amount of their capital contributions. The voting rights of the members of any class are generally limited to approval of specific types of amendments to the OC operating agreements.

Transferability of Interests

With certain exceptions, the members may not transfer their interests in our Operating Companies, in whole or in part, without prior written consent of the Manager.

Exculpation

Pursuant to the OC operating agreements, neither we, our Board, our Manager, our Sponsor nor our or their respective affiliates will be liable to our Operating Companies or their members for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence. Therefore, future members of our Operating Companies have a more limited right of action than they would have absent such limitations.

Indemnification

The OC operating agreements provides for the indemnification of us, our directors, officers, Manager, Sponsor and our and their respective affiliates by our Operating Companies for liabilities we incur in dealings with third parties on behalf of our Operating Companies. To the extent that the indemnification provisions purport to include indemnification of liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.

Tax Matters

Our Manager will act as our Operating Companies’ “partnership representative” as defined the Code and will have the authority to make tax elections under the Code on our Operating Companies’ behalf.

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Material U.S. Federal Tax Considerations

This summary discusses the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all of which are subject to change at any time, possibly with retroactive effect. This discussion is limited to the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A units and does not cover all U.S. federal income tax considerations that may be applicable to a particular investor. In particular, certain categories of investors, such as banks or other financial institutions, insurance companies, persons liable for the alternative minimum tax, dealers and other investors that do not own their Class A units as capital assets, and, except to the extent discussed below, tax-exempt organizations, mutual funds and non-U.S. Holders (as hereinafter defined), may be subject to special rules not described herein. Such investors should consult with their tax advisors concerning the U.S. federal, state and local income tax consequences in their particular situations of the purchase, ownership and disposition of a Class A unit. The actual tax consequences of the purchase, ownership and disposition of Class A units will vary depending on your circumstances. This discussion, to the extent it states matters of U.S. federal tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Saul Ewing Arnstein & Lehr LLP. Such opinion speaks as of the date it is issued and is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations, including representations contained in certificates provided to Saul Ewing Arnstein & Lehr LLP. Any alteration or incorrectness of such facts, assumptions, representations or determinations could adversely impact the accuracy of this summary and such opinion. Moreover, opinions of counsel are not binding on the U.S. Internal Revenue Service (“IRS”) or any court, and the IRS may challenge the conclusions herein, and a court may sustain such a challenge. In addition, Saul Ewing Arstein & Lehr LLP’s opinion is based on existing U.S. federal income tax law governing qualification as a qualified opportunity fund, which is subject to change either prospectively or retroactively. Furthermore, our qualification as an qualified opportunity fund depends on our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Saul Ewing Arnstein & Lehr LLP will not review our compliance with those tests on a continuing basis and there is no assurance that we will meet the requirements necessary to qualify as an opportunity zone fund or that any holder of our Class A units will be able to realize any qualified opportunity fund tax benefits as a result of an investment in our Class A units.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of a Class A unit that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “non-U.S. Holder” is a beneficial holder of a Class A unit that is not a U.S. Holder.

If a partnership holds our Class A units, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A units, you should consult your tax advisers. This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

All prospective holders of our Class A units should consult their own tax advisers concerning the U.S. federal, state and local income tax consequences, as well as any tax consequences under the laws of any other taxing jurisdiction, in relation to their personal tax circumstances, which may vary for prospective holders in different tax situations.

Taxation of Belpointe PREP, LLC

Generally, an entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Rather, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in determining its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Notwithstanding the foregoing, unless an exception applies, an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nevertheless be taxable as a corporation if it is a “publicly traded partnership” within the meaning of Section 7704 of the Code. An entity that would otherwise be classified as a partnership is a publicly traded partnership within the meaning of Section 7704 of the Code if (i) interests in the partnership are traded on an established securities market, or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. Our Class A units are listed on the NYSE American under the symbol “OZ.” There is, however, an exception to taxation as a corporation which is available if at least 90% of a partnership’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the Investment Company Act (the “Qualifying Income Exception”). Qualifying income includes certain interest income (other than from a financial business), dividends, real property rents, gains from the sale or other disposition of real property and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

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We will manage our affairs so that we meet the Qualifying Income Exception in each taxable year. We believe we will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. It is the opinion of Saul Ewing Arnstein & Lehr LLP that we will be treated as a partnership and not as an association or publicly traded partnership (within the meaning of Section 7704 of the Code) subject to tax as a corporation for U.S. federal income tax purposes based on factual statements and representations made by us, and assuming we operate consistently with those factual assumptions and representations, including statements and representations as to the manner in which we manage our affairs and the composition of our income. However, this opinion is based solely on current law and will not take into account any proposed or potential changes in law, which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

If we fail to meet the Qualifying Income Exception, other than for a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, or if we are required to register under the Investment Company Act, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and then distributed the stock to the holders of Class A units in liquidation of their interests in us. This contribution and liquidation should be tax-free to holders so long as we do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were to be treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of Class A units, and we would be subject to U.S. corporate income tax on our taxable income. Distributions made to holders of our Class A units would be treated as either (i) taxable dividend income, which may be eligible for reduced rates of taxation, to the extent of our current or accumulated earnings and profits, or (ii) in the absence of earnings and profits, as a nontaxable return of capital, to the extent of a holder’s tax basis in our Class A units, or as taxable capital gain, after a holder’s basis is reduced to zero. In addition, in the case of non-U.S. Holders, income that we receive with respect to investments may be subject to a higher rate of U.S. withholding tax if we are treated as a corporation. Accordingly, treatment as a corporation could materially reduce a holder’s after-tax return and thus could result in a substantial reduction of the value of our Class A units.

If at the end of any taxable year we fail to meet the Qualifying Income Exception, we may still qualify as a partnership if we are entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) we agree to make such adjustments (including adjustments with respect to our partners) or to pay such amounts as are required by the IRS. It is not possible to state whether we would be entitled to this relief in any or all circumstances. It also is not clear under the Code whether this relief is available for our first taxable year as a publicly traded partnership. If this relief provision is inapplicable to a particular set of circumstances involving us, we will not qualify as a partnership for U.S. federal income tax purposes. Even if this relief provision applies and we retain our partnership status, we, or the holders of our Class A units (during the failure period), will be required to pay such amounts as are determined by the IRS.

Taxation of our Operating Companies

All of our assets are and will continue to be held by, and all of our operations are and will continue to be conducted through, one or more of our Operating Companies, either directly or indirectly through subsidiaries.

As of the date of this prospectus we have two Operating Companies, Belpointe PREP OC, LLC, which is a wholly owned Delaware limited liability company and Belpointe PREP TN OC, LLC, which is a wholly owned Delaware limited liability company. Each Operating Company will be treated as an entity disregarded as a separate entity from us for U.S. federal income tax purposes. Accordingly, all the assets, liabilities and items of income, deduction and credit of the Operating Companies will be treated as our assets, liabilities and items of income, deduction, and credit.

Tax Treatment of Qualified Opportunity Funds

We will manage our affairs so that we continue to meet the requirements for classification as a “qualified opportunity fund,” pursuant to Section 1400Z-2 of the Code and the related regulations, correcting amendments, additional relief and further correcting amendments issued by the U.S. Department of the Treasury and IRS on each of December 19, 2019, April 6, 2020, January 13, 2021 and August 5, 2021, respectively (collectively the “Opportunity Zone Regulations”). We initially qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2020.

A qualified opportunity fund is generally defined as an investment vehicle that is taxed as a corporation or partnership for U.S. federal income tax purposes and organized to invest in, and at least 90% of its assets consist of, “qualified opportunity zone property” (the “90% Asset Test”). Qualified opportunity zone property includes (i) “qualified opportunity zone stock,” (ii) “qualified opportunity zone partnership interests,” and (iii) “qualified opportunity zone business property.”

“Qualified opportunity zone stock” includes newly issued stock acquired solely in exchange for cash from an entity classified as a domestic corporation for U.S. federal income tax purposes, where the corporation’s trade or business is a “qualified opportunity zone business” business at the time of acquisition and during substantially all of the holding period for the stock.

“Qualified opportunity zone partnership interests” include any capital or profits interests acquired solely in exchange for cash from an entity classified as a domestic partnership for U.S. federal income tax purposes, where the partnership’s trade or business is a “qualified opportunity zone business” business at the time of acquisition and during substantially all of the holding period for the interests.

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“Qualified opportunity zone business property” is to tangible property acquired by purchase or lease by a qualified opportunity fund and substantially all of the use of which is in a qualified opportunity zone during substantially all of the fund’s holding period or lease term.

In order to be a “qualified opportunity zone business,” a corporation or partnership must meet the following requirements: (i) substantially all of the tangible property owned or leased is qualified opportunity zone business property; (ii) at least 50% of the gross income is derived from and a substantial portion of the intangible property is used in the active conduct of a trade or business in a qualified opportunity zone; (iii) less than 5% of the average aggregate unadjusted bases of the property is attributable to nonqualified financial property (subject to a working capital safe harbor); and (iv) it is not engaged in a “sin business” (i.e., private or commercial golf course, country club, massage parlor, hot tub facility, suntan facility, racetrack or gambling facility, the sale of alcoholic beverages for consumption off premises).

We believe that our Operating Companies and subsidiaries meet the requirements for an interest in our Operating Companies and subsidiaries to be treated as a qualified opportunity zone property. However, the ability for an interest in our Operating Companies and subsidiaries to be treated as a qualified opportunity zone property from the time of their formation, and to operate in conformity with the requirements to continue to be treated as a qualified opportunity zone property, is subject to uncertainty.

A qualified opportunity fund must determine whether it meets the 90% Asset Test on each of: (i) the last day of the first six-month period of its taxable year, and (ii) the last day of its taxable year (each a “Test Date”). A qualified opportunity fund may apply the 90% Asset Test without taking into account investments received in the 6-month period preceding the Test Date provided those investments are (i) received (a) solely in exchange for stock by a qualified opportunity fund that is a corporation, or (b) as a contribution by a qualified opportunity fund that is a partnership, and (ii) held continuously from the fifth business day after the exchange or contribution, as applicable, through the Test Date in cash, cash equivalents or debt instruments with a term of 18 months or less.

Subject to a one-time six-month cure period, for each month following a Test Date in which a qualified opportunity fund fails to meet the 90% Asset Test it will incur a penalty equal to (a) the excess of 90% of the fund’s aggregate assets over the aggregate amount of qualified opportunity zone property held by the fund, multiplied by (b) the short-term federal interest rate plus 3%. However, notwithstanding a qualified opportunity fund’s failure to meet the 90% Asset Test, no penalty will be imposed if the fund demonstrates that its failure is due to reasonable cause.

Tax Treatment of Electing Opportunity Zone Investors

An investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into a qualified opportunity fund within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). The 180-day period generally begins on the day on which the gains would be recognized for U.S. federal income tax purposes had they not been reinvested into a qualified opportunity fund. Deferred Capital Gains are recognized on the earlier of December 31, 2026 or the date on which an inclusion event occurs, such as the date on which the investor sells its qualified opportunity fund investment. In general, a transaction is an inclusion event if, and to the extent, it reduces or terminates your qualified opportunity fund investment. Inclusion events include, among other transactions, (i) the transfer of a qualified opportunity fund investment upon the liquidation of its corporate owner, to the extent such transfer is treated as a sale for federal income tax purposes, (ii) the transfer of a qualified opportunity fund investment by gift or incident to divorce, (iii) the transfer of a qualified opportunity fund investment by an estate, trust, legatee, heir, beneficiary or surviving joint owner or other recipient who received the qualified opportunity fund investment upon the death of the holder thereof, (iv) a change in the status of a trust holding a qualified opportunity fund investment from grantor trust status to non-grantor trust status, other than as a result of the death of the grantor, and (v) our voluntary or involuntary decertification as a qualified opportunity fund (each an “inclusion event”).

All individuals and entities that recognize capital gains for U.S. federal income tax purposes are eligible to elect to defer. This includes natural persons as well as entities such as corporations, regulated investment companies, real estate investment trusts (“REITs”), partnerships and other pass-through entities (including, certain common trust funds, qualified settlement funds, and disputed ownership funds). Taxpayers will make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which the capital gain would have been recognized had it not been deferred. In addition, Form 8997 (Initial and Annual Statement of Qualified Opportunity Fund (QOF) Investments) requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

An eligible investor may also elect to receive an increase in basis with respect to its qualified opportunity fund investment interest equal to the fair market value of the investment interest on the date of its sale or exchange if the investor holds the qualified opportunity fund investment for a period of ten years or more, up to December 31, 2047 (the “Fair Market Value Election”). Thus, an investor making a Fair Market Value Election will not recognize capital gains, including depreciation recapture, for U.S. federal income tax purposes as a result of an appreciation in its qualified opportunity fund investment interest.

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It is important for an investor seeking to avail itself of the Deferred Capital Gains benefits described in this prospectus to be aware that subsequent changes in the tax laws or the adoption of new regulations, as well as early dispositions of our Class A units, could cause you to lose any anticipated tax benefits. Accordingly, you are urged to consult with your own tax advisors regarding: (i) the Opportunity Zone Regulations; (ii) procedures you will need to follow to defer capital gains through investing in a qualified opportunity fund; (iii) tax consequences of purchasing, owning or disposing of our Class A units, including the federal, state and local tax consequences of investing capital gains in our Class A units; (iv) tax consequences associated with our election to qualify as a partnership for U.S. federal income tax purposes and our election to qualify as a qualified opportunity fund; and (v) tax consequences associated with potential changes in the interpretation of existing tax laws or regulations or the adoption of new laws or regulations.

Tax Treatment of Class A Unit Ownership by U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of our Class A units.

For U.S. federal income tax purposes, your allocable share of our items of income, gain, loss, deduction or credit will be governed by our operating agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in us. We believe that, for U.S. federal income tax purposes, such allocations will be given effect, and we intend to prepare tax returns based on such allocations. If the IRS successfully challenged the allocations made pursuant to our operating agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in our operating agreement.

We may derive taxable income from an investment that is not matched by a corresponding distribution of cash. This could occur, for example, if we used cash to make an investment or to reduce debt instead of distributing profits. In addition, special provisions of the Code may be applicable to certain of our investments and may affect the timing of our income, requiring us to recognize taxable income before we receive cash attributable to such income. Accordingly, it is possible that the U.S. federal income tax liability of a holder with respect to its allocable share of our income for a particular taxable year could exceed the cash distribution to the holder for the year, thus giving rise to an out-of-pocket tax liability for the holder.

Basis of Class A Units

Generally, you will have an initial tax basis in your Class A units equal to the amount you paid for your Class A units plus your share, under partnership tax rules, of our liabilities, if any. However, the initial tax basis of any Class A units you acquire by reinvesting Deferred Capital Gains (the “QOF Class A units”) will be zero. The basis of all Class A units, whether QOF Class A units or otherwise, will be increased by your share of our income and by increases in your share, under partnership tax rules, of our liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by your share, under partnership tax rules, of our losses and by decreases in your share, under partnership tax rules, of our liabilities, if any. Your tax basis in any QOF Class A unit will be increased by the amount of gain recognized in respect of the QOF Class A unit on the earlier of December 31, 2026 or the date on which an inclusion event occurs, such as the date on which you sell the QOF Class A unit.

Generally, if you purchase Class A units in separate transactions, you must combine the basis of those Class A units and maintain a single adjusted tax basis for all Class A units. However, if some of your Class A units are QOF Class A units and some are not (a “Mixed-Fund Investment”), then you will need to track the tax basis for your QOF Class A units and your other Class A units separately. Upon a sale or other disposition of less than all of your Class A units, a portion of the tax basis must be allocated to the Class A units, and, in the case of a Mixed-Fund Investment, QOF Class A units, sold.

Treatment of Distributions

Distributions of cash, or marketable securities that are treated as cash, will not be taxable to you unless such distributions exceed the adjusted tax basis of your Class A units. Any distributions in excess of your adjusted tax basis will be considered to be gain from the sale or exchange of your Class A units, and, in the case of QOF Class A units, will constitute an inclusion event. Under current laws, such gain would be treated as capital gain and would be long-term capital gain if the holding period for your Class A units exceeds one year, subject to certain exceptions. However, in the case of QOF Class A units, such gain, if distributed prior to December 31, 2026, would be treated as having the same attributes (short-term or long-term) in the taxable year of the inclusion event as that gain would have had if it had not been a Deferred Capital Gain.

Any reduction in your allocable share of our “nonrecourse liabilities”—liabilities for which no member bears the economic risk of loss—will also be treated as a distribution of cash by us for U.S. federal income tax purposes. A decrease in your percentage interest in us because of our issuance of additional Class A units may decrease your share of our nonrecourse liabilities. For purposes of the foregoing, your share of our nonrecourse liabilities will generally be based on your share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess nonrecourse liabilities allocated based on your share of our profits.

Limitations on Deductibility of Organizational and Syndication Expenses

Neither we nor any U.S. Holder may deduct organizational or syndication expenses. An election may be made by us to amortize organizational expenses over a 15-year period. Syndication expenses must be capitalized and cannot be amortized or otherwise deducted.

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Limitations on Deductibility of Losses

You may not be entitled to deduct the full amount of losses that we allocate to you because your share of our losses will be limited to the lesser of (i) the adjusted tax basis in your Class A units, and (ii) if you are an individual, estate, trust or corporation that is subject to the “at-risk” rules, the amount for which you are considered to be at risk with respect to our activities. You will be at-risk to the extent of the adjusted tax basis in your Class A units, reduced by (i) the portion of that basis attributable to your share of our liabilities for which you will not be personally liable, and (ii) any amount of money you borrow to acquire or hold your Class A units, if the lender of those borrowed funds owns an interest in us, is related to you or can look only to the Class A units for repayment. Your at-risk amount will increase by your allocable share of our income and gain and decrease by cash distributions to you and your allocable share of our losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your adjusted tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon taxable disposition of your Class A units, any gain you recognize can be offset by losses that were previously suspended by the at-risk limitation but not by losses that were previously suspended by the basis limitation. Losses in excess of any gain that you recognize upon taxable disposition of your Class A units, whether previously suspended by the at-risk or basis limitations will be lost.

In addition to the basis and at-risk limitations, the deductibility of losses incurred by individuals, estates, trusts and certain closely held and personal service corporations from “passive activities” (such as, trade or business activities in which the taxpayer does not materially participate) are limited. The passive activity loss limitations are applied separately with respect to each publicly traded partnership. As a result, any passive losses that we generate will only be available to offset passive income that we generate. Passive losses that exceed your share of passive income that we generate may be deducted in full when you dispose of all of your Class A units in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the basis and at-risk limitations.

The “excess business loss” limitation further limits the deductibility of losses by noncorporate taxpayers in taxable years beginning prior to January 1, 2026. An excess business loss is the amount, if any, by which aggregate deductions (determined without regard to the excess business loss limitation) exceed aggregate gross income or gain attributable to the trades or businesses of a taxpayer, plus threshold amount of $250,000 (or $500,000 in the case of taxpayers filing a joint return). Disallowed excess business losses are treated as a net operating loss and carried forward to the next tax year. Any losses that we generate that are allocated to you and not otherwise limited by the basis, at risk or passive loss limitations will be included in the calculation of your aggregate deductions attributable to trades or businesses, and, consequently, will only be available to offset your aggregate gross income or gain attributable to trades or businesses plus the applicable threshold amount. Accordingly, except to the extent of the threshold amount, our losses that are not otherwise limited may not offset your non-trade or business income (such as salaries, fees, interest, dividends and capital gains). The excess business loss limitation is applied after other applicable limitations on deductions, including the basis, at-risk and passive activity loss limitations.

All prospective holders of our Class A units should consult their own tax advisers concerning personal limitations on the deductibility of losses under the applicable provisions of the Code, which may vary for prospective holders in different tax situations.

Limitations on Interest Deductions

Our ability to deduct “business interest”—interest paid or accrued on indebtedness properly allocated to our trade or business during a taxable year—may be limited to the sum of our business interest income and 30% of our “adjusted taxable income.” For purposes of the business interest limitation, our adjusted taxable income is calculated without regard to any business interest or business interest income and, in the case of taxable years beginning after 2021, any deduction allowable for depreciation, amortization or depletion. The business interest limitation is applied at the partnership level and any deduction for business interest is taken into account in determining our non-separately stated taxable income or loss. At the member level, your adjusted taxable income is determined without regard to your distributive share of any of our items of income, gain, deduction or loss and is increased by your distributive share of our excess taxable income. Your distributive share of our excess taxable income is determined in the same manner as your distributive share of our non-separately stated taxable income or loss. If the business interest limitation were to apply with respect to a taxable year, it could result in an increase in the taxable income allocable to you without any corresponding increase in the cash available for distribution to you.

To the extent our deduction for business interest is not limited, we will allocate the full amount of the deduction among the holders of our Class A units in accordance with their percentage interests. To the extent our deduction for business interest is limited, we will allocate the amount of any deduction in excess of the limitation among the holders of our Class A units in accordance with their percentage interest, but the amount of any such “excess business interest” will not be currently deductible. Rather, subject to certain limitations and adjustments to your basis in our Class A units, this excess business interest may be carried forward and deducted by you in a future taxable year.

In addition to the business interest limitation, the deductibility of a non-corporate taxpayer’s “investment interest” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest includes:

●	interest on indebtedness allocable to property held for investment;

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●	interest expense allocated against portfolio income; and

●	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The calculation of your investment interest expense will take into account interest on any margin account borrowing or other loan you incur to purchase or carry a Class A unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive activity loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Net investment income generally does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. Your share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Qualified Business Income Deduction

In taxable years ending on or before December 31, 2025, Section 199A of the Code, referred to as the “qualified business income deduction,” generally entitles non-corporate and certain trust and estate taxpayers to deduct the lesser of (i) their combined qualified business income—up to 20% of qualified business income, plus 20% of qualified REIT dividends and “qualified publicly traded partnership income”—or (ii) 20% of the excess, if any, of taxable income over net capital gains.

Our qualified publicly traded partnership income is generally equal to the sum of (i) the net amount of your allocable share of our U.S. items of income, gain, deduction and loss to the extent such items are included or allowed in the determination of our taxable income for the year, excluding, however, certain specified types of passive investment income (such as capital gains and dividends) and certain payments made to a holder of our Class A units for services rendered to us; and (ii) any gain recognized by you upon disposition of our Class A units to the extent such gain is attributable to “unrealized receivables” and “inventory items,” both as defined in Section 751 of the Code, and thus treated as ordinary income under Section 751 of the Code.

For taxable years beginning in 2026, the qualified business income deduction will be disallowed for all taxpayers, and no guarantee can be provided that this deduction will be extended or that future legislation will not repeal the qualified business income deduction as of an earlier date. In addition, certain limitations may apply to you that could reduce the amount of the qualified business income deduction.

All prospective holders of our Class A units should consult their own tax advisers regarding the application of the qualified business income deduction in relation to their personal tax circumstances, which may vary for prospective holders in different tax situations.

Entity-Level Collections of Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on your behalf, our operating agreement authorizes us to treat such payment as a distribution of cash. Where a tax is payable on behalf of all holders of our Class A units or we cannot determine the specific holder of our Class A units on whose behalf a tax is payable, our operating agreement authorizes us to treat the payment as a distribution to all of the current holders of our Class A units. We are authorized to amend our operating agreement in a manner necessary to maintain uniformity of intrinsic tax characteristics of our Class A units and to adjust later distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under our operating agreement is maintained as nearly as is practicable. Any payments by us as described above could give rise to an overpayment of tax on your behalf, in which case you may be entitled to claim a refund of the overpayment amount. All prospective holders of our Class A units should consult their own tax advisers concerning the personal consequences of any tax payment that we may make on their behalf, which may vary for prospective holders in different tax situations.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the holders of our Class A units in accordance with their percentage interests. Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the adjusted tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our Class A units (a “Book-Tax Disparity”). As a result, the U.S. federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering will be borne by the holders of our Class A units prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible (subject to the limitations described above) to the holder of our Class A units who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other holders of our Class A units.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will be given effect for U.S. federal income tax purposes in determining your share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, your share of an item will be determined on the basis of your interest in us, which will be determined by taking into account all the facts and circumstances, including (i) your relative contributions to us, (ii) the interests of all Members in profits and losses, (iii) the interest of all Members in cash flow, and (iv) the rights of all the Members to distributions of capital upon liquidation.

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U.S. Federal Income Tax Rates

The highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are currently 37% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates and trusts. Net investment income generally includes your allocable share of our income and gain realized from your sale of Class A units. In the case of an individual taxpayer, the tax will be imposed on the lesser of (i) your net investment income from all investments, or (ii) the amount by which your modified adjusted gross income exceeds $250,000 (if married and filing jointly or a surviving spouse), $125,000 (if married and filing separately) or $200,000 (if unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code. The election may only be revoked with the consent of the IRS. The election requires us to adjust the tax basis in our assets, or “inside basis,” attributable to a transferee of Class A units under Section 743(b) of the Code to reflect the purchase price of the Class A units paid by the transferee. However, this election does not apply to a person who purchases Class A units directly from us, including in this offering. For purposes of this discussion, a transferee’s inside basis in our assets will be considered to have two components: (i) the transferee’s share of our tax basis in our assets, or “common basis,” and (ii) the Section 743(b) adjustment to that basis (which may be positive or negative).

The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs to us, we will apply certain conventions in determining and allocating basis adjustments. For example, we may apply a convention in which we deem the price paid by a holder of Class A units to be the lowest quoted trading price of the Class A units during the month in which the purchase occurred, irrespective of the actual price paid. Nevertheless, the use of such conventions may result in basis adjustments that do not exactly reflect a holder of our Class A unit’s purchase price for its Class A units, including less favorable basis adjustments to a holder of our Class A unit who paid more than the lowest quoted trading price of the Class A units for the month in which the purchase occurred. It is possible that the IRS will successfully assert that the conventions we use do not satisfy the technical requirements of the Code or the Treasury Regulations and thus will require different basis adjustments to be made. If the IRS were to sustain such a position, a holder of Class A units may have adverse tax consequences. Moreover, the benefits of a Section 754 election may not be realized because we directly and indirectly invest in pass-through entities that do not have in effect a Section 754 election. You should consult your tax adviser as to the effects of the Section 754 election.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. You will be required to include in your tax return your share of our income, gain, loss and deduction for each taxable year ending with or within your taxable year. In addition, if your taxable year ends on a date other than December 31 and you dispose of all of your Class A units following the close of our taxable year but before the close of your taxable year then you must include your share of our income, gain, loss and deduction in income for your taxable year, and as a result will be required to include in income for your taxable year your share of more than twelve months of our income, gain, loss and deduction.

Depreciation

We are allowed a first-year bonus depreciation deduction equal to 100% of the adjusted basis of certain depreciable property acquired and placed in service before January 1, 2023. For property placed in service during subsequent years, the deduction is phased down by 20% per year until December 31, 2026. This depreciation deduction applies to both new and used property. However, use of the deduction with respect to used property is subject to certain anti-abuse restrictions, including the requirement that the property be acquired from an unrelated party. We can elect to forgo the depreciation bonus and use the alternative depreciation system for any class of property for a taxable year. Under a transition rule, we can also elect to apply a 50% bonus depreciation deduction instead of the 100% deduction for our first taxable year.

Valuation and Tax Basis of Each of Our Properties

The U.S. federal income tax consequences of the ownership and disposition of Class A units will depend in part on our estimates of the relative fair market values and the tax basis of each of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or tax basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by you could change, you could be required to adjust your tax liability for prior years and incur interest and penalties with respect to those adjustments.

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Sale or Exchange of Class A Units

Recognition of Gain or Loss

You will recognize gain or loss on any sale or exchange of Class A units that do not qualify for a Fair Market Value Election, and, with respect to QOF Class A units, you may recognize gain upon an inclusion event occurring prior to December 31, 2026. The amount of the gain or loss that you recognize will be equal to the difference, if any, between the amount realized and your adjusted tax basis in the Class A units sold or exchanged. Your amount realized will be measured by the sum of the cash or the fair market value of other property received by you plus your share, under partnership tax rules, of our liabilities, if any.

Gain or loss recognized by you on the sale or exchange of a Class A unit will be taxable as capital gain or loss and will be long-term capital gain or loss if all of the Class A units you hold were held for more than one year on the date of such sale or exchange. However, in the case of QOF Class A units, such gain, if recognized prior to December 31, 2026, would be treated as having the same attributes (short-term or long-term) in the taxable year of the sale, exchange or other inclusion event as that gain would have had if it had not been a Deferred Capital Gain. Investors who purchase Class A units at different times and intend to sell all or a portion of the Class A units within a year of their most recent purchase are urged to consult their own tax advisers regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss, which may vary for prospective holders in different tax situations.

Allocations Between Transferors and Transferees

Our taxable income and losses will be determined and apportioned among holders of our Class A units using conventions we regard as consistent with applicable law. As a result, if you transfer your Class A units, you may be allocated income, gain, loss and deduction realized by us after the date of transfer.

Although Section 706 of the Code provides guidelines for allocations of items of income and deductions between transferors and transferees, it is not clear that our allocation method complies with its requirements. If our convention were not permitted, the IRS might contend that our taxable income or losses must be reallocated among the holders of our Class A units. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our operating agreement authorizes us to revise our method of allocation between transferors and transferees (as well as among Members whose Class A units otherwise vary during a taxable period).

Uniformity of Class A Units

We will adopt depreciation, amortization and other tax accounting positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our holders of our Class A units. It also could affect the timing of these tax benefits or the amount of gain on the sale of Class A units and could have a negative impact on the value of our Class A units or result in audits of and adjustments to the tax returns of holders of our Class A units.

Tax Treatment of Class A Unit Ownership by Tax-Exempt U.S. Holders

A holder of Class A units that is a tax-exempt organization for U.S. federal income tax purposes and therefore exempt from most U.S. federal income taxation may nevertheless be subject to unrelated business income tax to the extent, if any, that its allocable share of our income consists of “unrelated business taxable income.” A tax-exempt partner of a partnership that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its unrelated business taxable income its pro rata share (whether or not distributed) of such partnership’s gross income derived from such unrelated trade or business. Moreover, a tax-exempt partner of a partnership could be treated as earning unrelated business taxable income to the extent that such partnership derives income from “debt-financed property,” or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (that is, indebtedness incurred in acquiring or holding property).

Because we are under no obligation to minimize unrelated business taxable income, tax-exempt U.S. Holders of Class A units should consult their own tax advisers regarding all aspects of unrelated business taxable income, which may vary for prospective holders in different tax situations.

Tax Treatment of Class A Unit Ownership by Non-U.S. Holders of Class A Units

Non-U.S. Holders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Each Non-U.S. Holder will be considered to be engaged in business in the United States because of its ownership of our Class A units. Furthermore, Non-U.S. Holders will be deemed to conduct such activities through a permanent establishment in the United States within the meaning of an applicable tax treaty. Consequently, each Non-U.S. Holder will be required to file federal tax returns to report its share of our income, gain, loss or deduction and pay U.S. federal income tax on its share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Holders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Holder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or W-8BEN-E (or other applicable or successor form) in order to obtain credit for these withholding taxes.

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In addition, if a Non-U.S. Holder is classified as a non-U.S. corporation, it will be treated as engaged in a United States trade or business and may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of holder of our Class A units is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Holder who sells or otherwise disposes of a Class A unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that Class A unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder. Gain realized by a Non-U.S. Holder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business to the extent that gain that would be recognized upon a sale by the partnership of all of its assets would be “effectively connected” with a U.S. trade or business. Thus, all of a Non-U.S. Holder’s gain from the sale or other disposition of our Class A units would be treated as effectively connected with a Non-U.S. Holder’s indirect U.S. trade or business constituted by its investment in us and would be subject to U.S. federal income tax. As a result of the effectively connected income rules described above, the exclusion from U.S. taxation under the Foreign Investment in Real Property Tax Act for gain from the sale of partnership units regularly traded on an established securities market will not prevent a Non-U.S. Holder from being subject to U.S. federal income tax on gain from the sale or disposition of its Class A units to the extent such gain is effectively connected with a U.S. trade or business.

Moreover, the transferee of an interest in a partnership that is engaged in a U.S. trade or business is generally required to withhold 10% of the amount realized by the transferor unless the transferor certifies that it is not a foreign person, and we are required to deduct and withhold from the transferee amounts that should have been withheld by the transferees but were not withheld. Because the “amount realized” includes a partner’s share of the partnership’s liabilities, 10% of the amount realized could exceed the total cash purchase price for the Class A units. For this and other reasons, the IRS has suspended the application of this withholding rule to open market transfers of interest in publicly traded partnerships, pending promulgation of regulations that address the amount to be withheld, the reporting necessary to determine such amount and the appropriate party to withhold such amounts, but it is not clear if or when such regulations will be issued.

Administrative Matters

Partnership Representative

Our Manager will act as our “partnership representative” as defined the Code. As the tax matters representative, our Manager will have the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

It may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s to IRS Form 1065. For this reason, holders of Class A units who are U.S. taxpayers may want to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return.

In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year’s tax liability and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

●	the name, address and taxpayer identification number of the beneficial owner and the nominee;

●	a statement regarding whether the beneficial owner is (i) a person that is not a U.S. person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity;

●	the amount and description of Class A units held, acquired or transferred for the beneficial owner; and

●	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

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Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Class A units they acquire, hold or transfer for their own account. A penalty per failure, with a significant maximum penalty per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of our Class A units with the information furnished to us.

State, Local, Foreign and Other Tax Considerations

In addition to U.S. federal income taxes, holders of our Class A units may be subject to other taxes, including state and local income taxes, unincorporated business taxes and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the holder of our Class A units is a resident. We anticipate conducting business or owning property in many states in the United States. Some of these states may impose an income tax on individuals, corporations and other entities. Although an analysis of the various taxes is not presented here, each prospective holder of our Class A units should consider the potential impact of such taxes on its investment in us.

Holders of our Class A units may be required to file income tax returns and pay income taxes in some or all of the jurisdictions in which we do business or own property, however holders of our Class A units may not be required to file a return and pay taxes in a jurisdiction if their income from that jurisdiction falls below the jurisdiction’s filing and payment requirement. Further, holders of our Class A units may be subject to penalties for a failure to comply with any filing or payment requirement applicable to such holder. Some jurisdictions may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a holder of our Class A units who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular holder of our Class A unit’s income tax liability to the jurisdiction, generally does not relieve a nonresident holder of our Class A units from the obligation to file an income tax return in such jurisdiction.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND HOLDERS OF OUR CLASS A UNITS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF OUR CLASS A UNITS AND IN REVIEWING THIS PROSPECTUS THESE MATTERS SHOULD BE CONSIDERED. IT IS THE RESPONSIBILITY OF EACH HOLDER OF OUR CLASS A UNITS TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT JURISDICTIONS, OF ITS INVESTMENT IN US. WE STRONGLY RECOMMEND THAT EACH PROSPECTIVE HOLDER OF OUR CLASS A UNITS CONSULT WITH, AND DEPEND UPON, ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO SUCH MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH HOLDER OF OUR CLASS A UNITS TO FILE ALL STATE, LOCAL AND NON-U.S., IF ANY, AS WELL AS U.S. FEDERAL TAX RETURNS THAT MAY BE REQUIRED OF SUCH HOLDER. SAUL EWING ARNSTEIN & LEHR LLP HAS NOT RENDERED AN OPINION ON THE STATE, LOCAL, ALTERNATIVE MINIMUM TAX OR NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN OUR CLASS A UNITS.

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Plan of Distribution

We are offering up to $1,000,000,000 of our Class A units on a continuous “best efforts” basis at a price per Class A unit of within 5% of our current net asset value (“NAV”). We may offer our Class A units (i) directly to investors, (ii) through Emerson Equity LLC (“Emerson”), a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”), (iii) through one or more additional dealer managers (together with Emerson, each a “Dealer Manager” and, collectively, the “Dealer Managers”), (iv) through certain wholesale broker-dealers, and (v) through certain investment advisors or financial planners who are registered with the SEC or state securities administrators, collectively referred to as “offering participants.” Our Dealer Managers will enter into participating dealer agreements and wholesale agreements with other broker-dealers that are members of FINRA, referred to as “selling group members,” to authorize those broker-dealers to sell our Class A units.

This is a “best efforts” offering. A “best efforts” offering means that we, our Dealer Managers and any other offering participants are only required to use our best efforts to sell our Class A units. When securities are offered to the public on a “best efforts” basis there is no firm commitment or obligation by any underwriter, Dealer Manager or other person to purchase any of the securities offered. Therefore, we cannot guarantee that any minimum number of our Class A units will be sold. There is no minimum offering amount of Class A units that we or any Dealer Manager must sell in this offering prior to conducing an initial closing and we plan to undertake closings on a rolling basis. Upon closings we will immediately use the net offering proceeds for the purposes described in this prospectus. See “Estimated Use of Proceeds.”

The minimum investment required in this offering is 100 Class A units, or between $9,500 and $10,500 based on the initial offering price per Class A unit of within 5% of our current NAV, provided that our Manager has the discretion to accept smaller investments. There is no minimum investment requirement on additional purchases.

This prospectus will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download on our website at www.belpointeoz.com, as well as on the SEC’s website at www.sec.gov.

The number of Class A units we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the Class A units we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the Class A units that we have registered. Although we have registered a fixed dollar amount of our Class A units, we intend effectively to conduct a continuous offering of an unlimited number of Class A units over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415.

We reserve the right to suspend or terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Emerson Equity LLC Dealer Manager Agreement

We have entered into a non-exclusive Dealer Manager Agreement with Emerson, pursuant to which Emerson has agreed to, among other things, manage our relationships with selling group members engaged by Emerson to participate in the distribution of our Class A units and coordinates marketing and distribution efforts with those selling group members and their registered representatives with respect to communications related to the terms of the offering and subscription procedures.

Termination

Either party may terminate the Dealer Manager Agreement upon 60 days’ prior written notice to the other party or immediately upon notice to the other party in the event such other party fails to comply with a material provision of the Dealer Manager Agreement.

Indemnification

To the extent permitted by law and our operating agreement, we will indemnify the Emerson and the selling group members against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, or approved sales materials.

Compensation

Upfront Selling Commissions and Dealer Manager Fees

Our Dealer Managers will receive selling commissions ranging from 0.25% to 4.75% of the principal amount of Class A units sold. Dealer Managers will share the selling commissions with selling group members pursuant to the terms of each participating dealer agreement and wholesale agreement.

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Other Compensation

We will also pay Emerson a one-time engagement fee and certain fees with respect to any licensed individual engaged by Emerson as a registered representative at our request.

Wholesale Broker-Dealer RIA Agreements

We also intend to enter into select non-exclusive wholesale agreements directly with certain wholesale broker-dealers, pursuant to which such wholesale broker-dealers will, among other things, identify and introduce us to registered investment advisors (“RIA”) and RIA platforms, and assist us with marketing and offering our Class A units through such RIAs and RIA platforms.

Termination

Either party will be able to terminate the wholesale agreement upon 60 days’ prior written notice to the other party or immediately upon notice to the other party in the event such other party fails to comply with a material provision of the wholesale agreement.

Indemnification

To the extent permitted by law and our operating agreement, we will indemnify the wholesale broker-dealers against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, or approved sales materials.

Compensation

We will pay wholesaler broker-dealers that we enter into wholesale agreements with a selling commission of up to 0.75% of the principal amount of Class A units sold.

Introducing RIA Agreements

We may also enter into client introduction agreements directly with certain registered investment advisors and financial planners to assist us with introductions to certain to prospective investors. We will not pay registered investment advisors or financial planners that we enter into client introduction agreements with a selling commission, we may, however, pay one-time due diligence fees for bona fide due diligence expenses incurred in conjunction with reviewing the offering.

Settlement Process

You may purchase Class A units in this offering either directly from us, through any broker-dealer that is a selling group member or any other offering participant.

In order to subscribe to purchase Class A units directly from us, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to this prospectus as Appendix B, and wire funds for its subscription amount in accordance with the instructions provided therein. If we accept your subscription, your Class A units will be issued in book-entry form.

If you purchase Class A units through a selling group member or other offering participant via subscription agreement, your broker-dealer or other investment professional will gather and send us the required information on your behalf and may facilitate your payment of the subscription amount. If we accept your subscription, your Class A units will be issued in book-entry form.

If you purchase Class A units through a selling group member or other offering participant that is a Depository Trust Company (“DTC”) participant, you will provide your order information for Class A units to your broker-dealer, together with such other information as your broker-dealer may require. Your broker-dealer will ensure that your order is electronically placed with us and that we timely receive your subscription amount. There is no need to furnish us with a subscription agreement when you purchase your Class A units through a broker-dealer that offers DTC settlement, however, your broker-dealer may require additional documentation. If we accept your subscription, we will have immediate access to your subscription amount, and you will be credited with ownership of your Class A units on the second business day following the date we accept your subscription. Your Class A units will be issued to DTC in the name of Cede & Co., as its nominee. DTC will be the legal owner of the Class A units and you will be the beneficial owner. Your ownership of the Class A units should appear on the brokerage or other investment statements that you receive from your broker-dealer or custodian

We reserve the right to reject any investor’s subscription in whole or in part for any reason. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

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Purchase Price

We are offering on a continuous basis up to $1,000,000,000 of our Class A units in this offering at a price per Class A unit of within 5% of our current net asset value (“NAV”). Through no later than the first quarter following the December 31, 2022 year end, the NAV of our Class A units will be equal to $100.00 per Class A unit. Thereafter, we plan to calculate our NAV within approximately 60 days of the last day of each quarter (the “Determination Date”). If our NAV increases above or decreases below the price per Class A unit as stated in this prospectus, we will adjust the offering price effective as of the first business day following its public announcement. The adjusted offering price will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A units outstanding on the Determination Date. Our board of directors, taking into consideration factors such as the investments we hold and the timing of our ability to generate cash flows, may determine that it is appropriate for us to begin calculating NAV on a quarterly basis prior to the first quarter following the December 31, 2022 year end. We will file a prospectus supplement with the SEC if we determine to calculate NAV prior to December 31, 2022 and prospectus supplements disclosing the quarterly determinations of our NAV per Class A unit for each fiscal quarter thereafter.

The minimum investment required in this offering is 100 Class A units, or between $9,500 and $10,500 based on an offering price per Class A unit of within 5% of our current NAV, provided that our Manager has the discretion to accept smaller investments. There is no minimum investment requirement on additional purchases.

Transferability of Class A Units

Our Class A units are generally freely transferable subject to (i) any restrictions imposed by applicable federal and state securities laws, rules or regulations of the SEC or any state securities commission or any other governmental entity with jurisdiction over the transfer, and (ii) compliance with the applicable transfer provisions of our operating agreement.

Our Class A units are listed on the NYSE American under the symbol “OZ.” As a result, Belpointe PREP is the first and only qualified opportunity fund listed on a national securities exchange. On [●] [●], 2022 the closing sale price of the Class A units on NYSE American was $[●] per Class A unit.

Certificates Will Not be Issued

We will not issue stock certificates. Instead, our Class A units will be recorded and maintained on a unitholder register that we or our transfer agent will maintain.

124

Reports to Holders of our Class A Units

We will cause to be prepared and made available to each holder of our Class A units, as of a record date after the end of the fiscal year, as soon as practicable after the end of the fiscal year to which it relates, an annual report for each fiscal year containing financial statements that are prepared in accordance with U.S. GAAP and are audited by our independent registered public accounting firm.

If and for so long as we are required to file quarterly reports with the SEC, we will cause to be prepared and made available to each holder of our Class A units, as of a record date after the end of the fiscal year, as soon as practicable after the end of the fiscal quarter to which it relates, a quarterly report for each fiscal quarter containing unaudited financial statements and such other information as may be required by applicable law or regulation or as our Board determines to be necessary or appropriate.

We will make available to you on our website, www.belpointeoz.com, or, at our discretion, via email, our quarterly and annual reports, proxy statements and other reports and documents concerning your investment. To the extent required by applicable law or regulation, or, in our discretion, we may also make certain of this information available to you via U.S. mail or another courier. You may always receive a paper copy upon request.

As a partnership, our operating results, including distributions of income, gains, losses, deductions, credits and adjustments to the carrying value of our assets and investments, will be reported on Schedule K-1 to IRS Form 1065 and distributed annually to each holder of our Class A units. Although we currently intend to distribute Schedule K-1s on or around 90 days after the end of our fiscal year, it may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s. For this reason, holders of Class A units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return. Our fiscal year is the calendar year.

125

Legal Matters

Saul Ewing Arnstein & Lehr LLP, New York, New York, will pass upon the validity of the Class A units being offered hereby and review and pass upon the accuracy of the statements relating to certain U.S. federal income tax matters that are likely to be material to U.S. holders of our Class A units under the caption “Material U.S. Federal Income Tax Considerations.”

Experts

The consolidated financial statements of Belpointe PREP, LLC as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period beginning January 24, 2020 (formation) to December 31, 2020 have been included herein and in the registration statement and prospectus in reliance upon the report of Citrin Cooperman & Company, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

126

Where You Can Find More Information

We have filed a registration statement on Form S-11 with the SEC with respect to the Class A units to be issued in this offering. This prospectus is a part of that registration statement and, as permitted by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We will file annual, quarterly and current reports, proxy statements and other information with the SEC. The registration statement is, and any of these future filings with the SEC will be, available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Call the SEC at (800)-SEC-0330 for further information about the public reference room.

Website Disclosure

Our website at www.belpointeoz.com will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this prospectus. From time to time, we may use our website as a distribution channel for material company information.

127

Index to financial statements

Audited Consolidated Financial Statements of Belpointe PREP, LLC	Page No.
Report of Independent Registered Public Accounting Firm PCAOB ID: 2468	F-2
Consolidated Balance Sheet as of December 31, 2021 and 2020	F-3
Consolidated Statements of Operations for the year ended December 31, 2021 and for the period beginning January 24, 2020 (formation) to December 31, 2020	F-4
Consolidated Statements of Changes in Members’ Capital (Deficit) for the year ended December 31, 2021 and for the period beginning January 24, 2020 (formation) to December 31, 2020	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2021 and for the period beginning January 24, 2020 (formation) to December 31, 2020	F-6
Notes to Consolidated Financial Statement	F-7

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Members of Belpointe PREP, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Belpointe PREP, LLC (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in members’ capital (deficit), and cash flows for the year ended December 31, 2021 and the period beginning January 24, 2020 (formation) to December 31, 2020, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period beginning January 24, 2020 (formation) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Citrin Cooperman & Company, LLP

We have served as the Company’s auditor since 2020.

New York, New York

March 11, 2022

F-2

Belpointe PREP, LLC.

Consolidated Balance Sheets

(in thousands, except unit and per unit data)

	December 31, 2021	December 31, 2020
Assets
Real estate
Land	$22,116	$9,547
Building and improvements	16,256	3,639
Intangible assets	9,672	2,008
Real estate under construction	76,882	15,101
Total Real estate	124,926	30,295
Accumulated depreciation and amortization	(629)	(43)
Real estate, net	124,297	30,252
Cash and cash equivalents	192,131	6,578
Loan receivable to third party	3,462	—
Subscriptions receivable	20,295	—
Other assets	1,241	452
Total assets	$341,426	$37,282

Liabilities
Debt, net	$10,790	$—
Short-term loan from affiliate	—	35,000
Due to affiliates	1,544	492
Below-market rent liabilities, net	2,000	1,495
Accounts payable	1,352	88
Accrued expenses and other liabilities	1,865	309
Total liabilities	17,551	37,384

Commitments and contingencies

Members’ Capital (Deficit)
Class A units, unlimited units authorized, 3,382,149 and 100 units issued and outstanding at December 31, 2021 and 2020, respectively	323,683	(102)
Class B units, 100,000 units authorized, 100,000 and zero units issued and outstanding at December 31, 2021 and 2020, respectively	—	—
Class M unit, one unit authorized, one and zero units issued and outstanding at December 31, 2021 and 2020, respectively	—	—
Total members’ capital (deficit) excluding noncontrolling interest	323,683	(102)
Noncontrolling interest	192	—
Total members’ capital (deficit)	323,875	(102)
Total liabilities and members’ capital	$341,426	$37,282

See accompanying notes to consolidated financial statement.

F-3

Belpointe PREP, LLC

Consolidated Statements of Operations

(in thousands, except unit and per unit data)

	Year Ended December 31, 2021	January 24, 2020 (formation) to December 31, 2020
Revenue
Rental revenue	$997	$101
Total revenue	997	101

Expenses
Property expenses	1,140	48
General and administrative	2,924	113
Depreciation and amortization expense	588	43
Total expenses	4,652	204

Other income
Gain on redemption of equity investment	251	—
Interest income	369	—
Other income (expense)	(7)	(9)
Total other income (loss)	613	(9)

Net loss	(3,042)	(112)
Net income attributable to noncontrolling interest	(93)	—
Net loss attributable to Belpointe PREP, LLC	$(3,135)	$(112)
Loss per Class A unit (basic and diluted)
Net loss per unit	$(7.64)	$(1,120)
Weighted-average units outstanding	410,194	100

See accompanying notes to consolidated financial statements.

F-4

Belpointe PREP, LLC

Consolidated Statement of Changes in Members’ Capital (Deficit)

(in thousands, except unit and per unit data)

	Class A units		Class B units		Class M unit		Total Members’ (Deficit) Capital Excluding Noncontrolling	Noncontrolling	Total Members’ (Deficit)
	Units	Amount	Units	Amount	Units	Amount	Interest	Interest	Capital
Balance at January 24, 2020 (formation)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of units	100	10	—	—	—	—	10	—	10
Net loss	—	(112)	—	—	—	—	(112)	—	(112)
Balance at December 31, 2020	100	(102)	—	—	—	—	(102)	—	(102)
Issuance of units	2,132,039	213,204	100,000	—	1	—	213,204	—	213,204
Contribution from noncontrolling interest	—	—	—	—	—	—	—	200	200
Belpointe Class A units exchanged (Note 2)	1,250,010	114,361	—	—	—	—	114,361	(101)	114,260
Offering costs	—	(645)	—	—	—	—	(645)	—	(645)
Net loss	—	(3,135)	—	—	—	—	(3,135)	93	(3,042)
Balance at December 31, 2021	3,382,149	$323,683	100,000	$—	1	$—	$323,683	$192	$323,875

See accompanying notes to consolidated financial statements.

F-5

Belpointe PREP, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2021	January 24, 2020 (formation) to December 31, 2020
Cash flows from operating activities
Net loss	$(3,042)	$(112)
Adjustments to net loss
Depreciation and amortization	588	43
Amortization of rent-related intangibles and deferred rental revenue	(109)	(7)
Gain on redemption of equity investment	(251)	—
Increase in due to affiliates	860	77
Increase in other assets	(452)	(75)
Decrease in accounts payable	(86)	—
Increase in accrued expenses and other liabilities	224	62
Net cash used in operating activities	(2,268)	(12)

Cash flows from investing activities
Acquisitions of real estate	(52,076)	(25,720)
Cash acquired from Belpointe REIT, Inc. (Note 2)	14,251	—
Development of real estate	(7,919)	(2,700)
Proceeds from redemption of preferred equity interest (Note 2)	3,462	—
Funding of CMC Note (Note 7)	(3,462)	—
Cash acquired from BPOZ 1991 Main, LLC (Note 5)	2,422	—
Other investing activity	(43)	—
Net cash used in investing activities	(43,365)	(28,420)

Cash flows from financing activities
Proceeds from units issued	192,909	10
Short-term loan from affiliate	39,000	35,000
Payment of offering costs	(544)	—
Other financing activities, net	36	—
Net cash provided by financing activities	231,401	35,010

Net increase in cash and cash equivalents and restricted cash	185,768	6,578

Cash and cash equivalents and restricted cash, beginning of period	6,578	—
Cash and cash equivalents and restricted cash, end of period	$192,346	$6,578

Cash paid during the year for interest, net of amount capitalized	$—	$—

See accompanying notes to consolidated financial statements.

F-6

BELPOINTE PREP, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Business Purpose

Organization and Business Purpose

Belpointe PREP, LLC (together with its subsidiaries, the “Company,” “we,” “us,” or “our”) was formed on January 24, 2020 as a Delaware limited liability company. We intend to operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within “qualified opportunity zones.” At least 90% of our assets will consist of qualified opportunity zone property, which enables us to be classified as a “qualified opportunity fund” as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”). We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2020.

We commenced principal operations on October 28, 2020. All of our assets are held by, and all of our operations are conducted through, one or more operating companies (each an “Operating Company” and together, the “Operating Companies”), either directly or indirectly through their subsidiaries. We are externally managed by Belpointe PREP Manager, LLC (the “Manager”), an affiliate of our sponsor, Belpointe, LLC (the “Sponsor”). Subject to certain restrictions and limitations, the Manager will be responsible for managing our affairs on a day-to-day basis and for identifying and making acquisitions and investments on our behalf.

Capitalization

We were capitalized with a $10,000 investment by our Sponsor. We are offering the Class A Units in our Primary Offering (as defined in “Note 2 – Exchange Offer, Conversion and Merger”) directly to investors and not through any underwriters, dealer-managers or other agents who would be paid commissions by us or any of our affiliates. In the future, however, we may engage the services of one or more underwriters, dealer-managers or other agents to participate in our Primary Offering or other primary offerings. The amount of selling commissions or deal manager fees that we or our investors would pay to such underwriters, dealer managers or other agents will depend on the terms of their engagement. Our Primary Offering is a “best efforts” offering. We plan to undertake closings on a rolling basis on the last business day of each calendar quarter, we may, however, in our sole discretion, choose to conduct more frequent closings.

We set our Primary Offering price at $100.00 per Class A Unit. No later than the first quarter following the December 31, 2022 year end, and every quarter thereafter, we plan to calculate our net asset value (“NAV”) within approximately 60 days of the last day of each quarter (the “Determination Date”). If our NAV increases above or decreases below the price per Class A Unit as stated in our prospectus, we will adjust the Primary Offering price, effective as of the first business day following its public announcement. The adjusted Primary Offering price will be equal to our adjusted NAV as of the Determination Date (rounded to the nearest dollar) divided by the number of Class A Units outstanding on the Determination Date.

Note 2 – Exchange Offer, Conversion and Merger

Pursuant to the terms of an Agreement and Plan of Merger, dated April 21, 2021 (the “Merger Agreement”), by and among the Company, BREIT Merger, LLC, a Delaware limited liability company (“BREIT Merger”), and wholly-owned subsidiary of the Company, and Belpointe REIT, Inc., a Maryland corporation (“Belpointe REIT”), BREIT Merger commenced an offer (the “Offer”) to exchange each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of Belpointe REIT validly tendered in the Offer for 1.05 Class A units (the “Class A Units”) representing limited liability company interests of the Company, with any fractional Class A Units rounded up to the nearest whole unit (the “Transaction Consideration”). The purpose of the Offer was for the Company to acquire control of the entire equity interest in Belpointe REIT while at the same time preserving the status of Belpointe REIT’s investments as qualified opportunity zone investments, and the Company’s status as a qualified opportunity fund.

The Offer expired on June 18, 2021. As of the expiration of the Offer, 757,098 shares of Belpointe REIT’s Common Stock had been validly tendered, representing 63.62% of the issued and outstanding shares of Common Stock. The Minimum Condition (as defined in the Merger Agreement) for the Offer was satisfied because the number of shares of Common Stock of Belpointe REIT validly tendered represented at least a majority of the aggregate voting power of the shares of Common Stock outstanding immediately following consummation of the Offer. In connection with the Offer and Merger (as defined in the Merger Agreement), we filed a registration statement on Form S-4 (the “Form S-4”), as amended (File No. 333-255427), with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 was declared effective on September 13, 2021. On September 14, 2021, BREIT Merger accepted for exchange all of the shares of Common Stock validly tendered in the Offer and, effective September 14, 2021 (the “Exchange Date”), Belpointe REIT completed the QOZB Sale (as defined in the Merger Agreement).

F-7

Concurrently with the Form S-4, we also filed a registration statement on Form S-11, as amended (File No. 333-255424) with the SEC to register a continuous primary offering of up to $750,000,000 in our Class A Units (the “Primary Offering”). The Primary Offering was declared effective on September 30, 2021.

On October 1, 2021, pursuant to the conditions in the Merger Agreement, Belpointe REIT converted (the “Conversion”) from a corporation into BREIT, LLC, a Maryland limited liability company (“BREIT”), and in connection with the Conversion each outstanding share of Belpointe REIT Common Stock was converted into a limited liability company interest (an “Interest”) of BREIT.

On October 12, 2021, all other conditions to the Merger having been satisfied, BREIT merged with and into BREIT Merger, with BREIT Merger surviving. In the Merger, each Interest issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive the Transaction Consideration discussed above. In connection with the Merger, 433,025 BREIT Interests were exchanged for 455,002 of our Class A Units issued at $100.00 per Class A Unit.

Upon consummation of the Merger, effective October 12, 2021, we entered into a Release and Cancellation of Indebtedness Agreement with BREIT Merger, the surviving entity in the Merger, pursuant to the terms of which BREIT Merger cancelled the Secured Notes and discharged us from all obligations to repay the principal and any accrued interest on the Secured Notes. See “Note 4 – Related Party Arrangements” for additional details regarding the Secured Notes.

The following table summarizes the carrying value of Belpointe REIT’s net assets on the Exchange Date (amounts in thousands).

Belpointe REIT
Assets
Real estate under construction (1)	$4
Cash and cash equivalents	14,251
Loan receivable to affiliate (1) (2)	24,773
Investment in real estate (3)	3,207
Other assets (1)	7
Total assets	42,242
Liabilities
Due to affiliates (1)	256
Accounts payable (1)	17
Accrued expenses and other liabilities (1)	5
Total liabilities	278
Total net assets (4)	$41,964

(1)	Represents non-cash investing activity during the year ended December 31, 2021.

(2)	The Secured Notes, as defined in “Note 4 – Related Party Arrangements,” and respective accrued interest were eliminated upon the Exchange Date.

(3)	Proceeds from the redemption of Belpointe REIT’s preferred equity interests, as further discussed in “Note 7 - Loans Receivable”, were received on October 1, 2021.

(4)	Represents the Company’s noncontrolling interest in Belpointe REIT as of the Exchange Date relating to the shares of Belpointe REIT Common Stock that were not tendered. Upon consummation of the Merger on October 12, 2021, the noncontrolling interest carrying value was reclassed to the Class A unitholders members’ equity.

The Company obtained a controlling financial interest in Belpointe REIT on the Exchange Date and consolidated Belpointe REIT and its subsidiaries as of December 31, 2021. We accounted for the Offer and the Merger, collectively “the Transaction”, as an asset reorganization of entities under common control due to the fact that all of the voting ownership interests of Belpointe REIT were exchanged for voting ownership interests in Belpointe PREP through the issuance of Class A units. Accordingly, the Transaction was accounted for at carrying value prospectively on the Exchange Date.

F-8

The following table summarizes the components of the Common Stock exchanged as of December 31, 2021:

Belpointe REIT Common Stock exchanged (1)	1,190,123
Exchange ratio	1.05
Belpointe PREP Class A units issued	1,249,629
Additional Belpointe PREP Class A units issued in lieu of fractional Class A units (2)	381
Total Belpointe PREP Class A units exchanged	1,250,010
Belpointe PREP Class A unit price (3)	$100.00
Total Class A units issued in connection with the Offer and Merger(4)	$125,001,000

(1)	Represents Belpointe REIT’s outstanding Common Stock exchanged in connection with the Offer and Merger.

(2)	All fractional Class A units issued in the Offer and Merger were rounded up to the nearest whole unit.

(3)	Belpointe PREP Class A unit offering price.

(4)	Represents non-cash financing activity during the year ended December 31, 2021.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

Basis of Consolidation

The accompanying consolidated financial statements reflect all of our accounts, including those of our controlled subsidiaries. The portion of members’ capital (deficit) in controlled subsidiaries that are not attributable, directly or indirectly, to us are presented in noncontrolling interest. All significant intercompany accounts and transactions have been eliminated.

We have evaluated our economic interest in entities to determine if they are deemed to be variable interest entities (“VIEs”) and whether the entities should be consolidated. An entity is a VIE if it has any one of the following characteristics: (i) the entity does not have enough equity at risk to finance its activities without additional subordinated financial support; (ii) the at-risk equity holders, as a group, lack the characteristics of a controlling financial interest; or (iii) the entity is structured with non-substantive voting rights. The distinction between a VIE and other entities is based on the nature and amount of the equity investment and the rights and obligations of the equity investors. Fixed price purchase and renewal options within a lease, as well as certain decision-making rights within a loan or joint-venture agreement, can cause us to consider an entity a VIE. Limited partnerships and other similar entities that operate as a partnership will be considered VIEs unless the limited partners hold substantive kick-out rights or participation rights.

Significant judgment is required to determine whether a VIE should be consolidated. We review all agreements and contractual arrangements to determine whether (i) we or another party have any variable interests in an entity, (ii) the entity is considered a VIE, and (iii) which variable interest holder, if any, is the primary beneficiary of the VIE. Determination of the primary beneficiary is based on whether a party (a) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (b) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

F-9

The following table presents the financial data of the consolidated VIEs included in the consolidated balance sheets as of December 31, 2021 and 2020, respectively (amounts in thousands):

	December 31, 2021	December 31, 2020
Assets
Real estate
Land	$5,127	$—
Building and improvements	10,226	—
Intangible assets	6,731	—
Real estate under construction	76,332	14,895
Total Real estate	98,416	14,895
Accumulated depreciation and amortization	(35)	—
Real estate, net	98,381	14,895
Cash and cash equivalents	188,608	506
Other assets	503	1
Total assets	$287,492	$15,402

Liabilities
Debt, net	$10,790	$—
Due to affiliates	305	357
Accounts payable	1,118	39
Accrued expenses and other liabilities	822	16
Total liabilities	$13,035	$412

An interest in a VIE requires reconsideration when an event occurs that was not originally contemplated. At each reporting period we will reassess whether there are any events that require us to reconsider our determination of whether an entity is a VIE and whether it should be consolidated.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). Under Section 107 of the JOBS Act, emerging growth companies are permitted to use an extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to the consolidated financial statements of companies that comply with public company effective dates.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could materially differ from those estimates.

Allocation of Purchase Price of Acquired Assets and Liabilities

Upon the acquisition of real estate properties we determine whether a transaction is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, we account for the transaction as an asset acquisition. We capitalize acquisition-related costs and fees associated with our asset acquisitions, and expense acquisition-related costs and fees associated with business combinations.

It is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, the other value of in-place leases, certain development rights and the value of tenant relationships, based in each case on their fair values. The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, which value is then allocated to land, buildings and improvements based on management’s determination of the fair values of these assets. We measure the aggregate value of other intangible assets acquired based on the difference between the property valued (i) with existing in-place leases, adjusted to market rental rates, and (ii) as if vacant. Other factors considered include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

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We consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. We estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction. In connection with the purchase of real property for development use, development rights are often transferred from one party to another to provide additional density. This transfer of rights allows an entity to permit, construct and develop additional dwelling units. Accordingly, we allocate a portion of the purchase price to these development right intangible assets based on the value attributed to the land of which we do not hold title to but are provided density transfer rights over. These rights are amortized to amortization expense over the useful life based on the respective contract. If the rights are transferred in perpetuity and there are no legal, regulatory, contractual, competitive, economic or other factors that limit its useful life, we consider the intangible asset indefinite-lived and therefore do not amortize.

The total amount of other intangible assets acquired are further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. We consider the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. We amortize the value of in-place leases to depreciation and amortization expense over the remaining term of the respective leases (as well as any applicable below market renewal options). The value of customer relationship intangibles will be amortized to expense over the initial term in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The values of acquired above-market and below-market leases are determined based on our experience and the relevant facts and circumstances that existed at the time of the acquisitions and are recorded based on the present values (using discount rates which reflect the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties, and (ii) our estimate of fair market lease rates for the properties or equivalent properties. Such valuations include consideration of the non-cancellable terms of the respective leases (as well as any applicable below market renewal options). The values of above and below-market leases associated with the original non-cancelable lease term are amortized to rental revenue over the terms of the respective non-cancelable lease periods. The portion of the values of the leases associated with below-market renewal options, that are likely to be exercised, are amortized to rental revenue over the respective renewal periods.

When we acquire leveraged properties, the fair value of the related debt instruments is determined using a discounted cash flow model with rates that take into account the credit of the tenants, where applicable, and interest rate risk. Such resulting premium or discount is amortized over the remaining term of the obligation and is included in other income (expense) in the consolidated financial statements. We also consider the value of the underlying collateral taking into account the quality of the collateral, the credit quality of the tenant, the time until maturity and the current interest rate.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables.

Real Estate

Real estate is carried at cost, less accumulated depreciation. Expenditures which improve or extend the useful life of the assets are capitalized, while expenditures for maintenance and repairs, which do not extend lives of the assets, are charged to expense.

Deprecation is calculated using the straight-line method based on the estimated useful lives of the respective assets (not to exceed 40 years).

Project costs directly related to the construction and development of real estate projects (including but not limited to interest and related loan fees, property taxes, insurance and legal costs) are capitalized as a cost of the project. Indirect project costs that relate to projects are capitalized and allocated to the projects to which they relate. Pertaining to assets under development, capitalization begins when both direct and indirect project costs have been made and it is probable that development of the future asset is probable. Capitalization of project costs will cease when the project is considered substantially completed and occupied, or ready for its intended use (but no later than one year from cessation of major construction activity). Upon substantial completion, depreciation of these assets will commence. If discrete portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portions under construction.

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Impairment of Long-Lived Assets

The Company evaluates its tangible and identifiable intangible real estate assets for impairment when events such as declines in a property’s operating performance, deteriorating market conditions, or environmental or legal concerns bring recoverability of the carrying value of one or more assets into question. When qualitative factors indicate the possibility of impairment, the total undiscounted cash flows of the property, including proceeds from disposition, are compared to the net book value of the property. If this test indicates that impairment exists, an impairment loss is recorded in earnings equal to the shortage of the book value to fair value, calculated as the discounted net cash flows of the property.

Abandoned Pursuit Costs

Pre-development costs incurred in pursuit of new development opportunities which we deem to be probable will be capitalized in Other assets on the consolidated balance sheets. If the development opportunity is not probable or the status of the project changes such that it is deemed no longer probable, construction costs incurred will be expensed.

Loans Receivable

We evaluate our loans receivable on a periodic basis to assess whether there are any indicators that the value may be impaired. A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due from the borrower in accordance with the original contractual terms of the loan. If a loan receivable is deemed impaired, we would be required to establish a reserve for losses in an amount deemed to be both probable and reasonably estimable.

Interest income on real estate loans and notes receivable is recognized on an accrual basis over the lives of the loans or notes. We stop accruing interest on loans when circumstances indicate that it is probable that the ultimate collection of all interest due according to the loan agreement will not be realized.

Leasing Costs

Costs incurred to obtain tenant leases are amortized using the straight-line method over the term of the related lease agreement. Such costs include lease incentives, leasing commissions and legal costs. If the lease is terminated early, the remaining unamortized deferred leasing cost is written off. Leasing costs are capitalized in Other assets on the consolidated balance sheets.

Deferred Financing Costs

Deferred financing costs include fees and other expenditures necessary to obtain debt financing and are amortized on a straight-line basis, which approximates the effective interest method, over the term of the loan. Deferred financing costs are presented as a direct deduction from the related debt liability and any unamortized financing costs are charged to earnings when debt is retired before the maturity date.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in major financial institutions, cash on hand and liquid investments with original maturities of three months or less. Cash balances may at times exceed federally insurable limits per institution, however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure.

Restricted Cash

Restricted cash consists of amounts required to be reserved pursuant to lender agreements for debt service. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets to the consolidated statements of cash flows (in thousands):

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$192,131	$6,578
Restricted cash (1)	215	—
Total cash and cash equivalents and restricted cash	$192,346	$6,578

(1)	Restricted cash is included within Other assets on our consolidated balance sheets.

Subscriptions Receivable

Subscriptions receivable consists of units that have been issued with subscriptions that have not yet settled. As of December 31, 2021 and 2020, there was approximately $20.3 million and zero, respectively, in subscriptions that had not yet settled. All of these funds were settled prior to the filing of this report. Subscriptions receivable are carried at cost which approximates fair value.

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Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date under current market conditions (i.e., the exit price).

We categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Non-controlling Interest

A noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. In addition, consolidated net income is required to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and the amount of consolidated net income attributable to the parent and the noncontrolling interest are required to be disclosed on the face of the consolidated statements of operations.

Organization, Primary Offering and Other Operating Costs

Organization costs are expensed as incurred. Offering expenses include, without limitation, legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith, but excluding upfront selling commissions or dealer manager fees. Offering costs, when incurred, will be charged to members’ equity against the gross proceeds of our Offering. Offering costs for the year ended December 31, 2021 was $0.6 million, of which $0.1 million was unpaid and represents a non-cash financing activity. The Company became liable to reimburse the Manager and its affiliates, including our Sponsor, when the first closing was held in connection with our Offering, which occurred in October 2021.

Pursuant to the Management Agreement by and among the Company, Operating Companies and Manager (the “Management Agreement”), we will reimburse our Manager, Sponsor, and their respective affiliates, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not we ultimately acquire or originate the investment. We will also reimburse our Manager, Sponsor, and their respective affiliates, for out-of-pocket expenses paid to third parties in connection with providing services to the Company. Pursuant to the Employee and Cost Sharing Agreement by and among the Company, Operating Companies, Manager and Sponsor (the “Employee and Cost Sharing Agreement”), we will reimburse our Sponsor and Manager for expenses incurred for our allocable share of the salaries, benefits and overhead of personnel providing services to us. The expenses shall be payable, at the election of the recipient, in cash, by issuance of our Class A Units at the then-current NAV, or through some combination of the foregoing.

Leases

All of our leases are deemed operating leases of which we recognize future minimum rents on a straight-line basis over the non-cancellable lease term. For our operating leases that contain arrangements involving reimbursements for costs such as common area maintenance, real estate taxes and insurance costs, we present these amounts within Rental revenue in our consolidated statement of operations in the period in which the applicable expenses are incurred.

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Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Below-market rent liabilities, net and Accounts Payable were previously presented within Accounts payable, accrued expenses and other liabilities, but are now presented separately, in the consolidated balance sheets. Interest expense was previously presented separately, but is now presented within Other income (expense), in the consolidated statements of operations.

We identified an error in our consolidated balance sheet as of September 30, 2021 as it relates to one of Belpointe REIT’s previously consolidated entities, BPOZ 1991 Main, LLC. As a result of the QOZB Sale and separate asset reorganization of entities under common control discussed in Note 2, Belpointe REIT’s accumulated losses of $1.7 million from BPOZ 1991 Main, LLC should have been recorded as a reduction to the Class A Members’ Capital as of September 30, 2021 and therefore the loan provided to Belpointe Investment Holding would have been reduced. We concluded that this adjustment was not material to our consolidated financial statements for the current period or any prior periods and this correction was made as of December 31, 2021 accordingly.

Risks and Uncertainties

The spread of COVID-19 has caused significant disruptions to the global economy and normal business operations worldwide, and the duration and severity of the effects are currently unknown. The rapid development and fluidity of the COVID-19 situation precludes any forecast as to its ultimate impact. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential to negatively impact financing arrangements, increase costs of operations, change laws or regulations, and add uncertainty regarding government and regulatory policy. We are closely monitoring the potential impact of COVID-19 on all aspects of our business.

Other Assets and Liabilities

Other assets in the consolidated balance sheets include our transaction costs pertaining to our deal pursuits, restricted cash, interest on loan receivables, property deposits, capitalized leasing commissions, corporate fixed assets, utility deposits, prepaid expenses, and accounts receivable. We include accrued expenses, straight-line lease liabilities, prepaid rent and security deposits payable in Accrued expenses and other liabilities in the consolidated balance sheets.

Income Taxes

We intend to operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. Generally, an entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Accordingly, no provision for U.S. federal income taxes has been made in the consolidated financial statements of the Company. If we fail to qualify as a partnership for U.S. federal income tax purposes in any taxable year, and if we are not entitled to relief under the Code for an inadvertent termination of our partnership status, we will be subject to federal and state income tax on our taxable income at regular corporate income tax rates.

Loss Per Unit

Loss per unit represents both basic and dilutive per-unit amounts for the period presented in the consolidated financial statements. Basic and diluted loss per unit is calculated by dividing Net loss attributable to the Company by the weighted-average number of Class A Units outstanding during the year.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases, which is codified in ASC 842, Leases, and supersedes current lease guidance in ASC 840, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. As an emerging growth company, we are permitted, and have elected, to use an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. For private companies, ASC 842 will be effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses. ASU 2016-13 introduces a new model for estimating credit losses based on current expected credit losses for certain types of financial instruments, including loans receivable, held-to-maturity debt securities, and net investments in direct financing leases, amongst other financial instruments. ASU 2016-13 also modifies the impairment model for available-for-sale debt securities and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for losses. As an emerging growth company, we are permitted, and have elected, to use an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. For private companies, ASU 2016-13 will be effective for annual reporting periods beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

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Note 4 - Related Party Arrangements

On October 28, 2020, Belpointe REIT lent the Company $35.0 million pursuant to the terms of a secured promissory note (the “First Secured Note”). On February 16, 2021, Belpointe REIT lent the Company an additional $24.0 million pursuant to the terms of a second secured promissory note (the “Second Secured Note”). On May 28, 2021, the Company and Belpointe REIT entered into an agreement to amend the Maturity Date of the First Secured Note and Second Secured Note to December 31, 2021 (the “Maturity Date”). In addition, on May 28, 2021, Belpointe REIT lent the Company an additional $15.0 million pursuant to the terms of a third secured promissory note (the “Third Secured Note” and, together with the First Secured Note and Second Secured Note, the “Secured Notes”). The Secured Notes bore interest at a rate of 0.14%, were due and payable on the Maturity Date and were secured by all of the assets of the Company. The Company used the proceeds from the Secured Notes to make certain qualified opportunity zone investments, as discussed below in “Note 5 – Real Estate, Net.”

Upon consummation of the Merger, effective October 12, 2021, we entered into a Release and Cancellation of Indebtedness Agreement with BREIT Merger, the surviving entity in the Merger, pursuant to the terms of which BREIT Merger cancelled the Secured Notes and discharged us from all obligations to repay the principal and any accrued interest on the Secured Notes (a non-cash financing activity). All intercompany activity between the Company and Belpointe REIT have been eliminated for the year ended December 31, 2021.

In accordance with the terms of the Merger Agreement, effective September 14, 2021, Belpointe REIT sold its interest in the holding company for an approximately 5.2-acre site located in Sarasota, Florida (the “1991 Main Interest”) to Belpointe Investment Holding, LLC, a Delaware limited liability company (“BI Holding”) and affiliate of our Chief Executive Officer, for an aggregate purchase price of $23.1 million, which was evidenced by a secured promissory note bearing interest at a rate of 5% per annum and due and payable at maturity on September 14, 2022 (the “BI Secured Note”). Upon consummation of the Merger, we acquired the BI Secured Note as successor in interest to Belpointe REIT.

Effective November 30, 2021, we acquired the 1991 Main Interest from BI Holding in consideration of its payment to us of $0.3 million in interest that had accrued under the terms of the BI Secured Note through November 30, 2021, and in satisfaction of its remaining obligations under the BI Secured Note. For additional details regarding our acquisition of the 1991 Main Interest see “Note 5 – Real Estate, Net.”

The Manager and its affiliates, including our Sponsor, will receive fees or reimbursements in connection with our Primary Offering and the management of our investments.

The following table presents a summary of fees incurred and reimbursable expenses to the Manager and its affiliates, including our Sponsor, in accordance with the terms of the relevant agreements (amounts in thousands):

	Year Ended December 31, 2021	January 24, 2020 (Formation) to December 31, 2020
Amounts Included in the Consolidated Statements of Operations
Costs incurred by the Manager and its affiliates (1)	$1,618	$81
Management fees	674	—
Director compensation	20	—
	$2,312	$81

Other capitalized costs
Development fee and reimbursements (1)	$1,994	$2,611
Offering costs	513	—
Acquisition fee	38	—
	$2,545	$2,611

(1)	Includes wage, overhead and other reimbursements to the Manager and its affiliates.

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The following table presents a summary of amounts included in Due to affiliates in the consolidated financial statements (amounts in thousands):

	December 31, 2021	December 31, 2020
Amounts Due to affiliates
Employee cost sharing and reimbursements (1)	$852	$126
Management fees	634	—
Acquisition fee	38	—
Director compensation	20	—
First Secured Note, including accrued interest, to Belpointe REIT (2)	—	35,009
Development fees (1)	—	357
	$1,544	$35,492

(1)	Includes wage, overhead and other reimbursements to the Manager and its affiliates, including our Sponsor.

(2)	The Secured Notes were eliminated as a result of the Company obtaining a controlling financial interest in Belpointe REIT (see “Note 2 – Exchange Offer, Conversion and Merger”).

Organization, Primary Offering and Merger Expenses

The Manager and its affiliates, including our Sponsor, will be reimbursed, as described in the following paragraph, for organization and offering expenses incurred in conjunction with our organization and Primary Offering as well as expenses incurred in connection with the Transaction, which is described in greater detail in “Note 2 – Exchange Offer, Conversion and Merger.” As of December 31, 2021 and 2020, the Manager and its affiliates, including our Sponsor, have incurred organization and Primary Offering expenses of $0.6 million and $0.2 million, respectively, on behalf of the Company. As of December 31, 2021 and 2020, the Manager and its affiliates, including our Sponsor, have incurred Transaction expenses of $0.2 million and $0.1 million, respectively.

Other Operating Expenses

Pursuant to the Management Agreement by and among the Company, Operating Companies and Manager (the “Management Agreement”), we will reimburse our Manager, Sponsor, and their respective affiliates, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. We will also reimburse our Manager, Sponsor, and their respective affiliates, for out-of-pocket expenses paid to third parties in connection with providing services to the Company. Pursuant to the Employee and Cost Sharing Agreement by and among the Company, Operating Companies and Manager, we will reimburse our Sponsor and Manager for expenses incurred for our allocable share of the salaries, benefits and overhead of personnel providing services to us. As of December 31, 2021 and 2020, the Manager and its affiliates, including our Sponsor, have incurred operating expenses of $1.3 million and $0.1 million, inclusive of wage reimbursements of $0.8 million and $0.1 million, respectively, on behalf of the Company. The expenses shall be payable, at the election of the recipient, in cash, by issuance of our Class A units at the then-current NAV, or through some combination of the foregoing.

Management Fee

Subject to the oversight of our board of directors (the “Board”), the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including but not limited to commercial real estate loans, and debt and equity securities issued by other real estate-related companies, as well as private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses.

Pursuant to the Management Agreement we will pay our Manager a quarterly management fee in arrears of one-fourth of 0.75%. The management fee will be based on our NAV at the end of each quarter, which, no later than the first quarter following the December 31, 2022 year end, and every quarter, thereafter, will be announced within approximately 60 days of the last day of each quarter. For the year ended December 31, 2021, we incurred management fees of $0.7 million which are included in Property expenses in the consolidated statements of operations.

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Property Management Oversight Fee

Our Manager, Sponsor or an affiliate of our Manager or Sponsor, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of our Operating Companies, equal to 1.5% of the revenue generated by the applicable property. There were no property management oversight fees for the year ended December 31, 2021 or for the period beginning January 24, 2020 (formation) to December 31, 2020.

Development Fee

Affiliates of our Sponsor are entitled to receive (i) development fees on each project in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project, and (ii) reimbursements for their expenses, such as employee compensation and other overhead expenses incurred in connection with the project.

In connection with our acquisitions of 902-1020 First and 900 8th Avenue South (as defined in “Note 5 – Real Estate, Net”), a development fee of 4.5% of total project costs will be charged throughout the course of each project, of which one half was due at the close of each acquisition and is included in Real estate under construction in our consolidated balance sheets as of December 31, 2021 and 2020.

During the year ended December 31, 2021, we incurred employee reimbursement expenditures to the development managers of $0.6 million, of which $0.5 million is included in Real estate under construction in our consolidated balance sheet and $0.1 million is included in General and administrative expenses in our consolidated statement of operations. As of December 31, 2021 and 2020, zero and $0.3 million, respectively, remained due and payable to our affiliates for upfront development fees, and $0.4 million and less than $0.1 million, respectively, remained due and payable to our affiliates for employee reimbursement expenditures relating to projects under development.

Acquisition Fee

We will pay our Manager, Sponsor, or an affiliate of our Manager or Sponsor, an acquisition fee equal to 1.5% of the total value of any acquisition transaction, including any acquisition through merger with another entity (but excluding any transactions in which our Sponsor, or an affiliate of our Manager or Sponsor, would otherwise receive a development fee). As of December 31, 2021, we incurred acquisition fees of less than $0.1 million in connection with the 901-909 Central (as defined in “Note 5 – Real Estate, Net”) acquisition. We did not incur any acquisition fees as of December 31, 2020, since all investments acquired as of that date were or will be subject to payment of development fees.

Economic Dependency

Under various agreements, the Company has engaged the Manager and its affiliates, including in certain cases the Sponsor, to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition services, supervision of our Primary Offering and any subsequent offerings, as well as other administrative responsibilities for the Company, including accounting services and investor relations services. As a result of these relationships, we are dependent upon the Manager and its affiliates, including the Sponsor. In the event that these companies are unable to provide the Company with these services, we would be required to find alternative providers of these services.

Note 5 – Real Estate, Net

Acquisitions of Real Estate During 2021

On February 24, 2021, an indirect wholly owned subsidiary of our Operating Company and an unaffiliated third party (the “JV Partner”) entered into a limited liability company agreement (the “LLC Agreement”) for BPOZ 900 Eighth QOZB, LLC, a Delaware limited liability company (“BPOZ 900 Eighth QOZB”). BPOZ 900 Eighth QOZB was formed for purposes of acquiring all of the limited partnership interests of 900 Eighth, LP, a Tennessee limited partnership (“900 Eighth”). 900 Eighth was formed to acquire a 3.17-acre land assemblage, consisting of a few small buildings, parking lots and open lots, located in Nashville, Tennessee (together “900 8th Avenue South”). Pursuant to the LLC Agreement, the JV Partner assigned the purchase and sale agreement for 900 8th Avenue South together with a previously paid property deposit of $0.4 million to BPOZ 900 Eighth QOZB in exchange for the JV Partner’s deemed initial capital contribution of $0.2 million (a non-cash investing activity during the year ended December 31, 2021) and a promissory note (the “900 Eighth Promissory Note”) from 900 Eighth in the amount of $0.2 million. The 900 Eighth Promissory Note, which is included in Accrued expenses and other liabilities in the consolidated balance sheets, earns interest at the greater of (i) 1% per annum, or (ii) the short-term adjusted applicable federal rate for the current month for purposes of Section 1288(b) of the Code, and matures upon receipt of construction permits which we expect to receive in 2022. On May 28, 2021, 900 Eighth completed the acquisition of 900 8th Avenue South for a purchase price of $19.7 million, inclusive of transaction costs of $0.1 million. We funded this acquisition with proceeds from the Secured Notes. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. All related assets were recorded at their relative fair values based on the purchase price and acquisition costs incurred. We anticipate funding entitlement and development costs with a mix of equity investments by the JV Partner and proceeds from the Primary Offering.

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On March 12, 2021, through an indirect majority-owned subsidiary of our Operating Company, we completed the acquisition of a parcel of land located in St. Petersburg, Florida, for a purchase price of $2.5 million, inclusive of transaction costs of $0.1 million. We funded this acquisition with proceeds from the Secured Notes. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. The purchase price was allocated to land, building, intangible assets and below-market lease liability of $1.9 million, $0.6 million, $0.2 million and $0.2 million, respectively. All related assets and liabilities, including identifiable intangibles, were recorded at their relative fair values based on the purchase price and acquisition costs incurred.

On May 7, 2021, through an indirect majority-owned subsidiary of our Operating Company, we completed the acquisition of a 1.205-acre site, consisting of a fully leased retail building and parking lot located in Sarasota, Florida, for a purchase price of $4.7 million, inclusive of transaction costs of $0.1 million. We funded the acquisition with proceeds from the Secured Notes. The property will be used as a future development site. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. The purchase price was allocated to land and intangible in-place lease assets of $4.5 million and $0.2 million, respectively. All related assets, including identifiable intangibles, were recorded at their relative fair values based on the purchase price and acquisition costs incurred.

On July 15, 2021, through an indirect majority-owned subsidiary, we completed the acquisition of a 9-acre parcel of land located in Storrs, Connecticut, for a purchase price of $0.1 million, inclusive of transaction costs of less than $0.1 million. We funded the purchase price with proceeds from the Secured Notes and anticipate holding Storrs Road for future multifamily development.

On October 29, 2021, through certain indirect majority-owned subsidiaries of our Operating Company, we completed the acquisition of an approximately 8-acre site consisting of two industrial buildings and associated parking located in Nashville, Tennessee, for a purchase price of $21.0 million, inclusive of transaction costs of $0.2 million. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. All related assets were recorded at their relative fair values based on the purchase price and acquisition costs incurred.

On November 18, 2021, through an indirect majority-owned subsidiaries of our Operating Company, we completed the acquisition of an approximately 1.66-acre site consisting of a 10,000 square foot retail building and associated parking lot located in Nashville, Tennessee, for a purchase price of $2.1 million, inclusive of transaction costs of $0.1 million. Upon closing the building was leased to the seller for a term of 12 months, with the ability to continue month to month thereafter. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. The purchase price was allocated to land, building and in-place lease intangible asset of $1.8 million, $0.2 million and $0.1 million, respectively. All related assets and liabilities, including identifiable intangibles, were recorded at their relative fair values based on the purchase price and acquisition costs incurred.

F-18

Effective November 30, 2021, pursuant to the terms of an Agreement to Accept Interests in Satisfaction of Obligations, through an indirect majority owned subsidiary, we acquired the 1991 Main Interest from BI Holding for a gross purchase price of $33.9 million, excluding debt assumed in connection with the transaction of $10.8 million. As part of this acquisition, we assumed an outstanding secured loan from First Florida Integrity Bank (the “1991 Main Loan”), the current outstanding principal balance of which is $10.8 million. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. All related assets and liabilities, including identifiable intangibles, were recorded at their relative fair values based on the purchase price and acquisition costs incurred. The purchase price was allocated as follows (amounts in thousands):

As of November 30, 2021
Assets
Real Estate
Land (1)	$3,159
Building and improvements (1)	10,226
Intangible assets (1)	6,731
Real estate under construction (1)	11,853
Total Real estate (1)	31,969
Accumulated depreciation and amortization (1)	—
Real estate, net (1)	31,969
Cash and cash equivalents	2,165
Other assets (2)	519
Total assets	$34,653

Liabilities
Debt, net (1)	$10,787
Due to affiliates (1)	89
Accounts payable (1)	302
Accrued expenses and other liabilities (1)	403
Total liabilities	$11,581

Total net assets	$23,072

(1)	Represents non-cash investing activity during the year ended December 31, 2021.
(2)	Includes restricted cash of $0.3 million. The remaining $0.2 million represents non-cash investing activity during the year ended December 31, 2021

On December 21, 2021, through an indirect majority-owned subsidiary of our Operating Company, we completed the acquisition of a 0.129-acre site, consisting of a one-story 5,328 gross square foot mixed-use building, located in St. Petersburg, Florida (“901-909 Central”), for a purchase price of $2.6 million, inclusive of transaction costs of $0.1 million. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. The purchase price was allocated to land, building, in-place lease intangible asset and below-market lease liability of $1.1 million, $1.6 million, $0.4 million and $0.5 million, respectively. All related assets and liabilities, including identifiable intangibles, were recorded at their relative fair values based on the purchase price and acquisition costs incurred.

Acquisitions of Real Estate During 2020

On October 30, 2020, through an indirect majority-owned subsidiary of our Operating Company, we completed the acquisition of several parcels, comprising 1.6-acres of land, located in St. Petersburg, Florida (together “902-1020 First”), for a purchase price of $12.1 million, inclusive of transaction costs. We funded the land acquisition costs with proceeds from the First Secured Note and anticipate funding the development costs with a mix of equity and land and construction loans. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized and recorded at their relative fair values based on the purchase price and acquisition costs incurred.

On October 30, 2020, through certain indirect majority-owned subsidiaries of our Operating Company, we completed the acquisition of a 1.3-acre site, consisting of a former gas station, a three-story office building with parking lot with a one-story retail building, located in Sarasota, Florida, for an aggregate purchase price of $6.9 million, inclusive of transaction costs. We funded the acquisition with proceeds from the First Secured Note and anticipate funding the redevelopment costs with a mix of equity and construction loans. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. The purchase price was allocated to land and building of $4.8 million and $2.1 million, respectively. All related assets were recorded at their relative fair values based on the purchase price and acquisition costs incurred.

F-19

On October 30, 2020, through certain indirect majority-owned subsidiaries of our Operating Company, we completed the acquisition of a 1.62-acre site, consisting of a six-story office building with parking lot, located in Sarasota, Florida, for an aggregate purchase price of $7.0 million, inclusive of transaction costs. We funded the acquisition costs with proceeds from the First Secured Note and anticipate funding the redevelopment costs with a mix of equity and construction loans. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. The purchase price was allocated to land, building and improvements, in-place lease intangible asset and below-market lease liability for $4.9 million, $1.6 million, $2.0 million, and $1.5 million, respectively.

Depreciation expense was $0.2 million and less than $0.1 million for the year ended December 31, 2021 and the period beginning January 24, 2020 (formation) to December 31, 2020, respectively.

Real Estate Under Construction

The following table provides the activity of our Real Estate Under Construction (amounts in thousands):

	December 31, 2021	December 31, 2020
Beginning balance	$15,101	$—
Land held for development (1)	48,085	12,060
Acquisition of construction in progress	4,662	—
Capitalized costs (1) (2) (3)	8,991	3,041
Capitalized interest	43	—
	$76,882	$15,101

(1)	Includes non-cash investing activity of $1.6 million and $0.5 million for the years ended December 31, 2021, and December 31, 2020, respectively.

(2)	Includes development fees and employee reimbursement expenditures of $2.7 million and $2.6 million for the year ended December 31, 2021, and the period beginning January 24, 2020 (formation) to December 31, 2020, respectively.

(3)	Includes direct and indirect project costs incurred of $0.5 million and less than $0.1 million for the year ended December 31, 2021 and the period beginning January 24, 2020 (formation) to December 31, 2020, respectively.

Note 6 – Intangible Assets and Liabilities

Intangible assets and liabilities are summarized as follows (in thousands):

	December 31,
	2021			2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-Lived Intangible Assets
In-place leases	$2,941	$(383)	$2,558	$2,008	$(17)	$1,991
Indefinite-Lived Intangible Assets
Development rights	5,659	—	5,659	—	—	—
Ground lease purchase option	1,072	—	1,072	—	—	—
Total intangible assets	$9,672	$(383)	$9,289	$2,008	$(17)	$1,991

Finite-Lived Intangible Liabilities
Below-market leases	$(2,159)	$159	$(2,000)	$(1,508)	$13	$(1,495)
Total intangible liabilities	$(2,159)	$159	$(2,000)	$(1,508)	$13	$(1,495)

In-place lease intangible assets recorded for 2021 acquisitions, noted above, are included in Intangible assets on the consolidated balance sheets and are being amortized over a weighted average lease term of approximately 3.5 years. In-place lease intangible asset recorded for 2020 acquisitions, noted above, are included in Intangible assets on the consolidated balance sheets and are being amortized over a weighted average lease term of 20.0 years.

During the year ended December 31, 2021, the amortization of in-place lease intangible asset was $0.4 million and is included in Depreciation and amortization expense on the consolidated statements of operations. During the period beginning January 24, 2020 (formation) to December 31, 2020, the amortization of in-place lease intangible asset was less than $0.1 million and is included in Depreciation and amortization expense on the consolidated statements of operations.

F-20

Intangible assets recorded in connection with our acquisition of the 1991 Main Interest (as discussed in greater detail in “Note 4 - Related Party Arrangements,” and “Note 5 – Real Estate, Net”) include land development rights of $5.7 million (which have a perpetual legal and economic life) and a ground lease purchase option of $1.1 million which we have exercised as of the date of this report. These intangible assets are included in Intangible assets on the consolidated balance sheets.

The below-market lease liabilities recorded for 2021 acquisitions, noted above, are included in Below-market rent liabilities, net on the consolidated balance sheets and are being amortized over a weighted average lease term of approximately 5.2 years. In-place lease intangible asset recorded for 2020 acquisitions, noted above, are included in Intangible assets on the consolidated balance sheets and are being amortized over a weighted average lease term of 20.0 years.

During the year ended December 31, 2021, the amortization of below-market lease liability was $0.1 million and is included in Rental revenue on the consolidated statements of operations. During the period beginning January 24, 2020 (formation) to December 31, 2020, the amortization of below-market lease liability was less than $0.1 million and is included in Rental revenue on the consolidated statements of operations.

Based on the intangible assets and liabilities recorded as of December 31, 2021, scheduled annual net amortization of intangibles for the next five calendar years and thereafter is as follows (in thousands):

Years Ending December 31,	Increase in Rental Revenue	Increase to Amortization	Net
2022	$(230)	$390	$160
2023	(195)	249	54
2024	(145)	155	10
2025	(145)	144	(1)
2026	(145)	144	(1)
Thereafter	(1,140)	1,476	336
	$(2,000)	$2,558	$558

Note 7 – Loans Receivable

As discussed in greater detail in “Note 4 - Related Party Arrangements” and “Note 5 – Real Estate, Net”, effective September 14, 2021, Belpointe REIT lent $24.8 million to BI Holding pursuant to the terms of the BI Secured Note at an annual interest of 5% and term to maturity of one year. Effective November 30, 2021, the principal due under the BI Secured Note was fully settled in exchange for the interest in BPOZ 1991 Main and the accrued interest of $0.3 million was repaid.

On September 30, 2021, we lent $3.5 million to CMC Storrs SPV, LLC a Connecticut limited liability company (“CMC”), pursuant to the terms of a non-recourse promissory note (the “CMC Note”) secured by a Mortgage Deed and Security Agreement on a property owned by CMC located in Mansfield, Connecticut. CMC used the proceeds from the CMC Note to enter into a Redemption Agreement with BPOZ 497 Middle Holding, LLC, a Connecticut limited liability company (“BPOZ 497”), and indirect majority-owned subsidiary of Belpointe REIT, to redeem BPOZ 497’s preferred equity investment in CMC in accordance with the terms of the Merger Agreement. Interest accrues on the CMC Note at a rate of 12% per annum and is due and payable at maturity on March 29, 2022.

Interest income from loans receivable for the year ended December 31, 2021 was $0.4 million and is included in Interest income in our consolidated statements of operations. There was no interest income from loans receivable for the period beginning January 24, 2020 (formation) to December 31, 2020.

Note 8 – Debt, Net

Debt, net consists of one non-recourse mortgage loan— the 1991 Main Loan (as described in greater detail in “Note 5 – Real Estate, Net,”)—which is guaranteed by our Chief Executive Officer and held with an unrelated third party, and which is collateralized by the assignment of real property with a carrying value of $33.1 million at December 31, 2021. As of December 31, 2021, the 1991 Main Loan has an outstanding balance of $10.8 million (excluding debt discount net of accumulated amortization of less than $0.1 million) and a fixed annual interest rate of 4.75%. The 1991 Main Loan matures May 6, 2022 and is interest only, with a balloon payment due at maturity.

Note 9 - Fair Value of Financial Instruments

We categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

F-21

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2021, the Company did not have any significant financial instruments. We estimated that our other financial assets and liabilities had fair values that approximated their carrying values as of December 31, 2021 and 2020.

Note 10 – Loss Per Unit

Basic and Diluted Loss Per Unit

For the year ended December 31, 2021, the basic and diluted weighted-average units outstanding was 410,194. For the year ended December 31, 2021, net loss attributable to Class A Units was $3.1 million and the loss per basic and diluted unit was $7.64.

During the period beginning January 24, 2020 (formation) to December 31, 2020, the basic and diluted weighted-average units outstanding was 100. During the period beginning January 24, 2020 (formation) to December 31, 2020, net loss attributable to Class A Units was $0.1 million and the loss per basic and diluted unit was $1,120.

Note 11 – Members’ Capital (Deficit)

Our Amended and Restated Limited Liability Company Operating Agreement (our “Operating Agreement”) generally authorizes our Board to issue an unlimited number of units and options, rights, warrants and appreciation rights relating to such units for consideration or for no consideration and on the terms and conditions as determined by our Board, in its sole discretion, without the approval of any members. These additional securities may be used for a variety of purposes, including in future offerings to raise additional capital and acquisitions. Our Operating Agreement currently authorizes the issuance of an unlimited number of Class A units, 100,000 Class B units and one Class M unit. As of December 31, 2021, there are 3,382,149 Class A units, 100,000 Class B units and one Class M unit issued and outstanding.

As of December 31, 2021, there were 202,952 units issued by the Company pursuant to subscription agreements which had not yet settled. Accordingly, $20.3 million was a non-cash financing activity during 2021 and was recorded as a Subscriptions receivable on our consolidated balance sheet relating to such units issued as of December 31, 2021. As of filing, all of these funds have been received.

Class A units

Upon payment in full of any consideration payable with respect to the initial issuance of our Class A units, the holder thereof will not be liable for any additional capital contributions to the Company. Holders of Class A units are not entitled to preemptive, redemption or conversion rights. Class A units are entitled to one vote per unit on all matters submitted to a vote of our members. Matters must generally be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast.

Holders of Class A units share ratably in any distributions we make, subject to any statutory or contractual restrictions on distributions and to any restrictions on distributions imposed by the terms of any preferred units we issue.

Upon our dissolution, liquidation or winding up, after payment of all amounts required to be paid to creditors and holders of preferred units, if any, holders of Class A units are entitled to receive our remaining assets available for distribution.

F-22

Class B units

All of our Class B units are held by our Manager and were issued on September 14, 2021, upon effectiveness of our Form S-4. Class B units are not entitled to preemptive, redemption or conversion rights. Class B units are entitled to one vote per unit on all matters submitted to a vote of our members. Matters must generally be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast.

Holders of our Class B units are entitled to share ratably as a class in 5% of any gains recognized by or distributed to the Company or recognized by or distributed from our Operating Companies or any subsidiary or other entity to the Company, regardless of whether the holders of our Class A units have received a return of their capital. The allocation and distribution rights that the holders of our Class B units are entitled to may not be amended, altered or repealed, and the number of authorized Class B units may not be increased or decreased, without the consent of our Manager. In addition, our Manager will continue to hold the Class B units even if it is no longer our manager.

Upon our dissolution, liquidation or winding up, after payment of all amounts required to be paid to creditors and holders of preferred units, if any, holders of Class B units will be entitled to receive any accrual of gains or distributions otherwise distributable pursuant to the terms of the Class B units, regardless of whether the holders of our Class A Units have received a return of their capital.

Class M unit

The Class M unit is held by our Manager and was issued on September 14, 2021, upon effectiveness of our Form S-4. The Class M unit is not entitled to preemptive, redemption or conversion rights. The Class M unit is entitled to that number of votes equal to the product obtained by multiplying (i) the sum of the aggregate number of outstanding Class A Units plus Class B units, by (ii) 10, on matters on which the Class M unit has a vote. Our Manager will continue to hold the Class M unit for so long as it remains our manager.

The holder of our Class M unit does not have any right to receive ordinary, special or liquidating distributions.

Preferred units

Under our Operating Agreement, our Board may from time to time establish and cause us to issue one or more classes or series of preferred units and set the designations, preferences, rights, powers and duties of such classes or series.

Note 12 – Commitments and Contingencies

As of December 31, 2021, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

Note 13 – Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring after the balance sheet date through the date the audited consolidated financial statements were available for issuance require potential adjustment to or disclosure in the audited consolidated financial statements and has concluded that all such events or transactions that would require recognition or disclosure have been recognized or disclosed.

Loan

On January 3, 2022, through an indirect wholly-owned subsidiary, we provided a commercial mortgage loan in the principal amount of $30.0 million (the “Norpointe Loan”) to Norpointe, LLC (“Norpointe”), an affiliate of our Chief Executive Officer. Norpointe is the owner of certain real property located at 41 Wolfpit Avenue, Norwalk, Connecticut 06851 (the “Norpointe Property”). The Norpointe Loan is evidenced by a promissory note bearing interest at a rate of 5% per annum, due and payable on December 31, 2022, and is secured by a first mortgage lien on the Norpointe Property. Given our excess cash on hand as of the year ended December 31, 2021, management viewed the Norpointe transaction as an opportunity to earn a strong rate of return on that cash by making a low risk—due to the low loan-to-value ratio and first priority mortgage interest—short-term loan rather than depositing the funds in a lower yielding account pending investment in future developments.

F-23

Appendix A: Prior Performance Tables

The following prior performance tables provide information relating to the real estate investment programs sponsored by Belpointe, LLC, our Sponsor, and its affiliates, collectively referred to herein as the “prior programs.” This information should be read together with the summary information included in the “Prior Performance” section of this prospectus. Our Sponsor engages in the business of investing in, developing and managing commercial real estate investments on behalf of both individual and institutional clients.

These prior programs focus on investing in real estate. Each prior program has its own specific investment objectives. The general investment objectives common to all of the prior programs include providing investors with investment returns from repositioning and capital appreciation of real estate, as well as from income producing real estate. We have presented all prior programs that have investment objectives similar to ours, as well as certain other recent programs that do not have investment objectives similar to ours, as required by applicable SEC guidance.

By purchasing Class A units in this offering, you will not acquire any ownership interest in any prior programs to which the information in this section relates and you should not assume that you will experience returns, if any, comparable to those experienced by the investors in the prior programs discussed. Further, two of the prior programs discussed herein were conducted through privately held entities that were subject neither to the fees and expenses associated with this offering, nor all of the laws and regulations that will apply to us once we qualify as a publicly traded partnership and qualified opportunity fund.

Description of the Tables

The following tables are included herein:

Table I -	Experience in Raising and Investing Funds
Table II -	Compensation to Sponsor
Table III -	Operating Results of Prior Programs
Table IV -	Results of Completed Programs
Table V -	Sales or Disposals of Properties
Table VI -	Acquisitions of Properties by Programs

A-1

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I provides a summary of the experience of our Sponsor, and its affiliates, in raising and investing funds in prior programs the offerings of which have closed in the most recent three years. Belpointe REIT, Inc. (“BREIT”) had nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and other real estate-related assets located in qualified opportunity zones. We acquired BREIT pursuant to an exchange offer and second step merger effective October 12, 2021. Our Sponsor has no other prior programs with similar investment objectives to ours that have closed within the last three years or are open ended.

($ in thousands)	BREIT (1)
Dollar amount offered	$119,012
Dollar amount raised	119,012
Less offering expenses
Selling commissions and discounts retained by affiliates	N/A
Organizational expenses (2)	488
Other (3)	1,132
Reserves
Percent available for investment	12%
Acquisition costs
Prepaid items and fees related to purchase of property (4)(5)	12,305
Cash down payment (4)(6)	10,381
Acquisition fees	N/A
Other (4) (7)	12,000
Total Acquisition Cost	34,686
Percent leverage (mortgage financing divided by total acquisition cost) (7)	35.1%
Date offering began	2/11/2019
Length of offering (in months)	31
Months to invest 90% of amount available for investment (measured from the beginning of offering)	N/A

(1)	For the period from February 11, 2019 (Commencement of Operations) through September 30, 2021.
(2)	Includes organizational and offering costs and abandoned pursuit costs paid from raised capital.
(3)	Includes management fees paid from raised capital.
(4)	Includes activity related to 1991 Main Street, which BREIT disposed of on September 14, 2021.
(5)	Prepaid items and fees related to the purchase of properties consist of all other capitalized costs (excluding purchase prices and accrued costs) for acquired assets, per investment program.
(6)	Includes the portion of the purchase price paid for acquired assets in cash.
(7)	Includes the portion of the purchase price paid with financing proceeds received upon acquisition.
(8)	As of September 14, 2021, due to the fact that 1991 Main was sold on that date.

A-2

TABLE II

COMPENSATION TO SPONSOR

Table II provides a summary of the type and amount of compensation paid to our Sponsor and its affiliates’ in prior programs the offerings of which closed in the most recent three years. Belpointe REIT, Inc. (“BREIT”) had nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and other real estate-related assets located in qualified opportunity zones. We acquired BREIT pursuant to an exchange offer and second step merger effective October 12, 2021. Our Sponsor has no other prior programs with similar investment objectives to ours which have either closed within the last three years.

($ in thousands)	BREIT (1)
Date offering commenced	2/11/2019
Dollar amount raised	$119,012
Amount paid to sponsor from proceeds of offering:
Underwriting fees	—
Acquisition fees	—
– real estate commissions	—
–advisory fees (2)	1,132
–other (3)	4,987
Dollar amount of cash used from operations before deducting payments to sponsor	(1,512)
Amount paid to sponsor from operations:
Property management fees	—
Management fees	—
Reimbursements	—
Leasing commissions	—
Other	—
Dollar amount of property sales and refinancing before deducting payments to sponsor
– cash	—
– notes	12,000
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	—
Incentive fees	—
Other	—

(1)	For the period from February 11, 2019 (Commencement of Operations) through September 30, 2021.
(2)	Consists of management fees and are paid from raised capital and classified as advisory fees.
(3)	Consists of development fees, expenses (including reimbursements) and abandoned pursuit costs of $3.4 million, $1.5 million and $0.1 million, respectively, and are paid to our Sponsor or its affiliates from raised capital and classified as other. All expenses and abandoned pursuit costs are either third party expenses or miscellaneous travel or out-of-pocket expenses incurred by Sponsor or its affiliates in connection with abandoned investment opportunities.

A-3

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

Table III provides a summary of the operating results of our Sponsor’s and its affiliates’ prior programs the offerings of which closed in the most recent five years. Belpointe REIT, Inc. (“BREIT”) had nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and other real estate-related assets located in qualified opportunity zones. We acquired BREIT pursuant to an exchange offer and second step merger effective October 12, 2021. Our Sponsor has no other prior programs with similar investment objectives to ours which have either closed within the last five years.

	BREIT
($ in thousands)	Year Ended December 31, 2019 (1)	Year Ended December 31, 2020	Period Ended September 30, 2021
Gross Revenues	$70	$165	$94
Profit on sale of properties
Less: Operating expenses (2)	524	2,192	1,564
Less: Interest expense (3)	32	69	—
Plus: Equity in net income from unconsolidated joint venture and other income	—	(173)	(55)
Plus: Gain on redemption of equity interest	—	—	(251)
Plus: Other income	—	—	(90)
Less: Depreciation expense	58	348	239
Net Loss	(544)	(2,271)	(1,314)
Taxable Income
– from operations	(544)	(2,271)	(1,314)
– from gain on sale	—	—	—
Cash used in operations	(389)	(1,669)	(1,265)
Cash generation from sales	—	—	—
Cash generation from refinancing	—	—	—
Cash generation from, operations, sales and refinancing	(389)	(1,669)	(1,265)
Less: Cash distributed to investors	—	—	—
– from operating cash flow	—	—	—
– from sales and refinancing	—	—	—
– from other	—	—	—
Cash deficiency after cash distributions	(389)	(1,669)	(1,265)
Less: Special items (not including sales and refinancing)	—	—	—
Cash deficiency after cash distributions and special items	(389)	(1,669)	(1,265)
Tax and Distribution Data
Federal Income Tax Results:
Ordinary income (loss)
– from operations	(544)	(2,271)	(1,314)
– from recapture	—	—	—
Capital gain (loss)	—	—	—
Cash Distributions to Investors Source (on GAAP basis)			—
– Investment income	—	—	—
– Return of capital	—	—	—
Source (on cash basis)	—	—	—
– Sales	—	—	—
– Refinancing	—	—	—
– Operations	—	—	—
– other	—	—	—

(1)	For the period from February 11, 2019 (Commencement of Operations) to December 31, 2019.
(2)	Includes for each period (a) general and administrative expenses of $277,000, $1,200,000 and $534,000, respectively, and (b) abandoned pursuit costs of $68,000, $7,000 and zero, respectively.
(3)	Includes for each period amortization of deferred financing costs of $4,000, $27,000 and zero, respectively, and excludes for each year interest expense capitalized to real estate under construction of $59,000, $544,000 and $415,000, respectively.

A-4

TABLE IV

RESULTS OF COMPLETED PROGRAMS

(UNAUDITED)

Table IV provides a summary of the results of our Sponsor’s and its affiliates’ prior programs that have completed operations and no longer hold properties during the five-year period ended December 31, 2021. Beacon Hill II Investments, LLC (“BH”) commenced on May 19, 2015 and closed on January 13, 2016, raising a total of $6.0 million of capital commitments, with the goal of constructing a multifamily property located in the heart of downtown Greenwich, Connecticut. The BH development consists of nine condominium units. The BH development was completed and sold in February 2020.

($ in thousands)	BH
Dollar amount raised	$6,000
Number of properties purchased	1
Date of closing of offering	1/2016
Date of first sale of property	12/2018
Date of final sale of property	2/2020
Tax and distribution data per $1000 investment through Federal income tax results
Ordinary income (loss)
– from operations	—
– from recapture	—
Capital gain (loss) 0001872234	1,251
Deferred gain
Capital	—
Ordinary	—
Cash distributions to investors
Source (on GAAP basis)
– Investment income	1,251
– Return of capital	6,000
Source (on cash basis)
– Sales	24,220
– Refinancing	—
– Operations	—
– Other	—
Receivable on net purchase money financing	—

A-5

TABLE V

SALES OR DISPOSALS OF PROPERTIES

(UNAUDITED)

Table V provides a summary of the sales or disposals of our Sponsor’s, and its affiliates’, properties in prior programs during the three years ended December 31, 2021. Beacon Hill II Investments, LLC (“BH”), Belpointe Multifamily Development Fund I, LP (“BMF”) and Belpointe REIT, Inc. (“BREIT”) each have investment objectives similar to ours, with the goal of seeking “value-add” returns through the acquisition and management of a portfolio of multifamily and mixed-use properties in inefficiently priced markets throughout the United States, both on a direct basis and with joint-venture operating partners. Our Sponsor has no other real estate programs with similar investment objectives to ours that have sold or disposed of properties within the last three years.

($ in thousands)
			Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties, Including Closing and Soft Costs
Property	Date of Acquisition	Date of Sale	Cash Received Net of Closing Costs (1)	Mortgage Balance Due	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvement Closing and Soft Costs (2)	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Baypointe Connecticut Multifamily	7/2015	6/2019	$21,484	$26,470	$-	$-	$47,954	$26,700	$13,691	$40,391	$1,018
Pinnacle Connecticut Multifamily	1/2013	12/2019	27,479	$19,000	$-	$-	$46,479	$14,150	$21,603	$35,753	$-
Waypointe Connecticut Mixed-Use	1/2013	8/2020	76,316	$80,684	$-	$-	$157,000	$92,000	$54,100	$146,100	$12,175
Beacon Hill II Connecticut Multifamily-Condominium	11/2015	2/2020	10,467	$12,300	$-	$-	$22,767	$12,300	$6,000	$18,300	$-
1991 Main Mixed-Use (3)	11/2019	9/2021	24,773	-	-	-	24,773	12,000	19,751	31,751	-

(1)	Sales price less closing costs.
(2)	Total costs includes acquisition transaction costs paid at closing but excludes original mortgage financing.
(3)	BREIT provided a $24.8 million loan to Belpointe Investment Holding, LLC (“BI Holding”), an affiliate of our Chief Executive Officer, pursuant to the terms of a secured note. BI Holding used the proceeds of the loan to purchase BREIT’s interest in the holding company for 1991 Main. In connection with the transaction BI Holding also assumed a $10.8 mortgage loan outstanding on 1991 Main.

A-6

TABLE VI

ACQUISITIONS OF PROPERTIES BY PROGRAM

Table VI provides a summary of all property assets acquired by our Sponsor, and its affiliates’, prior programs with similar investment objectives in the most recent three years. Belpointe REIT, Inc. (“BREIT”) had nearly the same investment objectives as we do, with the goal of acquiring and managing a diversified portfolio of commercial real estate properties and other real estate-related assets located in qualified opportunity zones. We acquired BREIT pursuant to an exchange offer and second step merger effective October 12, 2021. Our Sponsor has no other prior programs with similar investment objectives to ours which have closed within the last three years.

($ in thousands)
Name, Location and Type of Property	Gross Leasable Square Feet or Number of units and Total Square Feet of units	Date of Purchase	Mortgage Financing at Date of Purchase	Cash Down Payment	Contract Purchase Price Plus Acquisition Fee	Other Cash Expenditures Expensed	Other Cash Expenditures Capitalized	Total Acquisition Cost
1991 Main Mixed-Use (1)	Proposed 418 units/ 50,000 sq. ft. Retail	11/2019	$12,000	$7,900	$19,900	$-	$11,851	$31,751
CMC Connecticut Multifamily	Proposed 250 units	3/2020	-	2,481	2,481	-	445	2,926

(1)	A portion of the aggregate purchase of 1991 Main was funded by a $12.0 million secured loan from First Florida Integrity Bank (the “Acquisition Loan”). On May 6, 2021, we modified the Acquisition Loan and extended the maturity date through May 2022. In connection with the modification and extension, we repaid $1.2 million of the principal amount of the Acquisition Loan.

A-7

Appendix B:

Form of Subscription Agreement

Belpointe PREP, LLC

Subscription Agreement for Class A Units

1.	Your Investment

Investment Amount $	_______	☐ Initial Purchase*

☐ Subsequent Purchase

Investment Method

☐ By mail	Attach a check** to this agreement. Make all checks payable to: Belpointe PREP, LLC.

☐ By wire	Name:

Bank Name:

ABA:

DDA:

☐ Broker-dealer/financial advisor

*	The minimum initial investment threshold is 100 Class A units, subject to waiver by Belpointe PREP, LLC.
**	Cash, cashier’s checks/bank checks, temporary checks, foreign checks, money orders, third-party checks or traveler’s checks are not accepted.

2..	Ownership Type (Select only one)

Non-Custodial Account Type	Third-Party Custodial Account Type
Brokerage account number: ________________________	Custodian account number: ________________________
☐ Individual or joint tenant with rights of survivorship	☐ IRA

☐	Transfer on death (optional designation. Not available for Louisiana residents. See section 3c.)	☐Roth IRA

☐ Tenants in common	☐ Simple IRA
☐ Community property	☐ Other: _____________________________________
☐ Uniform gift/transfer to minors	Custodian information (to be completed by custodian)
State of:	Custodian name: _________________________________
☐ Pension plan (include certification of investment powers form)	Custodian Tax ID#: ______________________________
☐ Trust (include certification of investment powers form)	Custodian Phone#: ______________________________
☐ Corporation/Partnership/Other (corporate resolution or partnership agreement required)

B-1

Entity Name - Retirement Plan/Trust/Corporation/Partnership/Other

(Trustee(s) and/or authorized signatory(s) information MUST be provided in Sections 3A and 3B)

Entity Name	Tax ID Number	Date of Trust	Exemptions (See Form W-9 instructions at www.irs.gov)

Entity Type (Select one. Required)

☐ Retirement Plan	☐ Trust	☐ S-Corp	☐ C-Corp	☐ LLC
			☐ Partnership		Exempt payee code (if any) ________

☐ Other ____________________	Jurisdiction (if Non-U.S.) _______________

Exemption from FATCA reporting
	(Attach a completed applicable Form W-8)	code (if any) ___________________

3.	Investor Information

A.	Investor Name (Investor/Trustee/Executor/Authorized Signatory Information)

(Residential street address MUST be provided. See Section 4 if mailing address is different than residential street address.)

First Name	(MI)	Last Name	Gender

Social Security Number/Tax ID		Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address	City	State	Zip Code

Email Address	Branch Number		Telephone Number

If Non-U.S. Citizen, Specify Country of Citizenship and Select One below (Required)

☐ Resident Alien	Country of Citizenship ________________

☐ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. July 2017)

B.	Co-Investor Name (Co-Investor/Co-Trustee/Co-Authorized Signatory Information, if applicable)

First Name	(MI)	Last Name	Gender

Social Security Number/Tax ID		Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address	City	State	Zip Code

Email Address	Branch Number		Telephone Number

If Non-U.S. Citizen, Specify Country of Citizenship and Select One below (Required)

☐ Resident Alien	Country of Citizenship _______________

☐ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. July 2017)

C.	Transfer on Death Beneficiary Information (Individual or Joint Account with rights of survivorship only.) (Not available for Louisiana residents.) (Beneficiary Date of Birth required. Whole percentages only; must equal 100%.)

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary	%

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary	%

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary	%

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary	%

B-2

4.	Contact Information (If different than provided in Section 3A)

Email Address

Mailing Address	City	State	Zip Code

5.	Broker-Dealer/Financial Advisor Information (Required Information. All fields must be completed.)

The financial advisor must sign below to complete the order. The financial advisor hereby warrants that he/she is duly licensed and may lawfully sell Class A units in the state designated as the investor’s legal residence.

Broker-Dealer		Financial Advisor Name

Advisor Mailing Address

City	State		Zip Code

Financial Advisor Number	Branch Number		Telephone Number

Email Address		Fax Number

The undersigned confirm(s), which confirmation is made on behalf of the broker-dealer with respect to sales of securities made through a broker-dealer, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of Class A units with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Class A units; (iv) have delivered or made available a current Prospectus and all related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Class A units for his or her own account; and (vi) have reasonable grounds to believe that the purchase of Class A units is a suitable investment for such investor and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The undersigned financial advisor further represents and certifies that, in connection with this subscription for Class A units, he or she has complied with and has followed all applicable policies and procedures under his or her firm’s existing anti-money laundering program and customer identification program.

X
	Financial Advisor Signature	Date	Branch Manager Signature (If required by Broker-Dealer)	Date

6.	Electronic Delivery Form (Optional)

Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other communications and reports, you may elect to receive electronic delivery of such communications from Belpointe PREP, LLC. If you would like to consent to electronic delivery, including pursuant to email, initial the box below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of communications and statement notifications. By consenting below to electronically receive communications, including your account-specific information, you authorize us to either (i) email communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

By consenting to electronic access, you will be responsible for your customary internet service provider charges and may be required to download software in connection with access to these materials.

I consent to electronic delivery:
Initials

Email Address

If blank, the email provided in Section 4 or Section 3A will be used.

B-3

7.	Subscriber Signatures

Belpointe PREP, LLC is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Belpointe PREP, LLC may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf.

Note: All Items Must Be Read and Initialed

In order to induce Belpointe PREP, LLC to accept this subscription, I hereby represent and warrant to you as follows:

(a)	I have received a copy of the final Prospectus.
		Initials	Initials
(b)	I am purchasing the Class A units for my own account.
		Initials	Initials
(c)	I have the requisite power and authority to deliver this Subscription Agreement, perform my obligations as set forth herein, and consummate the transactions contemplated hereby
		Initials	Initials
(d)	I understand that the Class A units are a speculative investment which involves a substantial degree of risk, including the risk of loss of my entire investment, and I have read and understand the risk factors set forth in the Prospectus.
		Initials	Initials
(e)	I understand that the transaction price per Class A unit at which my investment will be executed will be made available at www.belpointeoz.com and in a prospectus supplement filed with the SEC, available at www.sec.gov.
		Initials	Initials
(f)	I understand that (i) once submitted, my subscription is irrevocable, (ii) my subscription may not be accepted until the last business day of a calendar quarter, however, Belpointe PREP, LLC, in its sole discretion, may elect to accept my subscription earlier, (iii) the acceptance of my subscription may be postponed by Belpointe PREP, LLC, in its sole discretion, upon written notice to me, in order to maintain its status as a qualified opportunity fund, (iv) Belpointe PREP, LLC, has the right, in its sole discretion, to reject my subscription in whole or in part for any reason.
		Initials	Initials

I declare that the information supplied above is true and correct and may be relied upon by Belpointe PREP, LLC. I acknowledge that the broker-dealer/financial advisor indicated in Section 5 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of Class A units I own and tax information (including Schedule K-1). Investors may change the broker-dealer/financial advisor of record at any time by contacting Belpointe PREP, LLC.

CERTAIN FIRPTA CERTIFICATIONS:

Under penalties of perjury, I certify that the address shown on this Subscription Agreement is my home address (in the case of an individual) or office address (in the case of an entity) and that I am not a foreign person.

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS:

Under penalties of perjury, I certify that:

(i)	The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me);

(ii)	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding;

(iii)	I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and

(iv)	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item (ii) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X
	Signature of Investor	Date	Signature of Co-Investor or Custodian (If applicable)	Date

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)

B-4

8.	Miscellaneous

If investors making subsequent purchases of Class A Units of Belpointe PREP, LLC, experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth above, they are asked to promptly notify Belpointe PREP, LLC, and the broker-dealer/financial advisor in writing.

No sale of Class A Units may be completed until at least five business days after you receive the final Prospectus. To be accepted, a subscription request must be made with a completed and executed Subscription Agreement in good order and payment of the full purchase price. You will receive a written confirmation of your purchase.

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Investors are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in the Class A Units of Belpointe PREP, LLC.

Return to:

Belpointe PREP, LLC

Attention: Investor Relations

255 Glenville Road

Greenwich, Connecticut 06831

B-5

Up to $1,000,000,000

Class A units

Representing Limited Liability Company Interests

Belpointe PREP, LLC

PROSPECTUS

The date of this Prospectus is May 10, 2022.

PART II

Information Not Required in the Prospectus

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable by us in connection with the issuance and distribution of the Class A units being registered hereby. All amounts shown are estimates except the SEC registration fee.

SEC registration fee		$92,700
NYSE American listing fees	$	[●]
FINRA filing fees		$150,500
Printing and mailing	$	[●]
Legal	$	[●]
Accounting	$	[●]
Miscellaneous	$	[●]
Total		$92,700

Item 32. Sales to Special Parties.

Not applicable.

Item 33. Recent Sales of Unregistered Securities.

In connection with our formation, on February 11, 2020, we issued 100 common units representing all of the issued and outstanding limited liability company interests of the Company to our Sponsor for an aggregate purchase price of $10,000. No sales commission or other consideration was paid in connection with the sale. The offer and sale was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) thereof, as a transaction by an issuer not involving any public offering. Effective October 30, 2020, our Sponsor sold one common unit to Belpointe Capital Management, LLC, a Connecticut limited liability and affiliate of our Sponsor, for an aggregate purchase price of $100.00, in reliance upon the exemption from registration set forth in Section 4(a)(1) of the Securities Act, as a transaction by a person other than an issuer, underwriter or dealer not involving any public offering.

Effective September 13, 2021, we (i) amended and restated our Limited Liability Company Operating Agreement, (ii) reclassified all of our outstanding common units into an equivalent number of Class A units, and (iii) issued 100,000 Class B units and one Class M unit to our Manager. The Class B units were issued in consideration of services rendered and to be rendered by the Manager pursuant to the terms of the Management Agreement, and the Class M unit was issued in furtherance of the power and authority delegated to the Manager under the terms of the Management Agreement. No sales commission or other consideration was paid in connection with the issuance of the Class B units or the Class M unit. The issuance of the Class B units and Class M unit was exempt from the registration requirements of the Securities Act, in reliance on Section 4(a)(2) thereof, as transactions by an issuer not involving any public offering.

Item 34. Indemnification of Directors and Officers.

The section of the prospectus of this registration statement entitled “Management—Limitations on Liability and Indemnification of our Directors, Officers, Manager and Other Agents” discloses that we will generally indemnify our directors, officers, Manager and Sponsor to the fullest extent permitted by the law against any and all losses, claims, damages, liabilities or similar events and is incorporated herein by this reference. Section 108 of the Delaware Limited Liability Company Act empowers us to indemnify and hold harmless any member or manager or other persons from and against all claims and demands whatsoever. The indemnification rights that we provide to our directors, officers, Manager and Sponsor are more expansive than those permitted to be provided to the directors and officers of a Delaware corporation under applicable Delaware laws.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36. Financial Statements and Exhibits.

(a)	Financial Statements.

See page F-1 for an index of the financial statements included in the registration statement.

(b)	Exhibits.

See the Exhibit Index on the page immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-11, which Exhibit Index is incorporated herein by reference.

Item 37. Undertakings.

(i)	The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to the offering, other than a registration statement relying on Rule 430B or other than a prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(ii)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on May 10, 2022.

BELPOINTE PREP, LLC

By:	/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer

By:	/s/ Martin Lacoff
Martin Lacoff
Director, Chief Strategic Officer and Principal Financial Officer

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Description	Form	File Number	Exhibit	Filing Date
1.1**	Form of Dealer Manager Agreement, by and between Belpointe PREP, LLC and Emerson Equity LLC
1.2**	Form of Participating Dealer Agreement
1.3**	Form of Wholesale Agreement
1.4**	Form of Wholesale RIA Agreement
1.5**	Form of RIA Introducing Agreement
2.1	Agreement and Plan of Merger, dated as of April 21, 2021, by and among Belpointe PREP, LLC, BREIT Merger, LLC and Belpointe REIT, Inc.	S-11	333-255424	2.1	April 22, 2021
3.1	Certificate of Formation.	S-11	333-255424	3.1	April 22, 2021
3.2	Amended and Restated Limited Liability Company Operating Agreement.	S-11	333-255424	3.2	April 22, 2021
4.1*	Subscription Agreement (included in Appendix B).
5.1**	Opinion of Saul Ewing Arnstein & Lehr LLP.
8.1**	Opinion of Saul Ewing Arnstein & Lehr LLP as to tax matters.
10.1	Management Agreement, effective as of October 28, 2020, by and among Belpointe PREP, LLC, Belpointe PREP OC, LLC, Belpointe PREP TN OC, LLC, Belpointe PREP Manager, LLC and Belpointe LLC.	S-11	333-255424	10.1	April 22, 2021
10.2	Employee and Cost Sharing Agreement, effective as of October 28, 2020, by and among Belpointe PREP, LLC, Belpointe PREP OC, LLC, Belpointe PREP TN OC, LLC and Belpointe PREP Manager, LLC.	S-11	333-255424	10.2	April 22, 2021
10.3	Secured Promissory Note, dated October 28, 2020.	S-11	333-255424	10.3	April 22, 2021
10.4	Secured Promissory Note, dated February 16, 2021.	S-11	333-255424	10	April 22, 2021
10.7	Secured Promissory Note, dated May 28, 2021.	S-11	333-255424	10.7	July 16, 2021
10.8	Agreement for Purchase and Sale of Real Property, dated July 13, 2021 (certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed).	8-K	001-40911	10.8	November 4, 2021
10.9	First Amendment to Agreement for Purchase and Sale or Real Property, dated August 11, 2021 (certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed).	8-K	001-40911	10.9	November 4, 2021

10.10	Second Amendment to Agreement for Purchase and Sale or Real Property, dated August 31, 2021 (certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed).	8-K	001-40911	10.10	November 4, 2021
10.11	Release and Cancellation of Indebtedness agreement, effective as of October 12, 2021	10-Q	01-40911	10.11	November 15, 2021
10.12	Promissory Note, dated January 3, 2022.	8-K	001-40911	10.12	January 6, 2022
10.13	Mortgage Deed and Security Agreement, dated January 3, 2022.	8-K	001-40911	10.13	January 6, 2022
	Agreement to Accept Interests in Satisfaction of Obligations, dated December 10, 2021, by and among Belpointe PREP, LLC, BPOZ 1991 Main QOZB, LLC and Belpointe Investment Holding, LLC.	8-K	001-40911	2.2	December 15, 2021
21	Subsidiaries of Registrant.	10-K	01-40911	21	March 11, 2022
23.1**	Consent of Citrin Cooperman & Company, LLP
23.2**	Consent of Saul Ewing Arnstein & Lehr LLP (included in Exhibit 5.1)
23.3**	Consent of Saul Ewing Arnstein & Lehr LLP (included in Exhibit 8.1)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	To be filed by amendment.